FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

The 2009 annual report of Huaneng Power International, Inc. (the “Registrant”), filed by the Registrant on April 9, 2010.

Contents

Company Profile	2
Major Corporate Events in 2009	8
Financial Highlights	12
Letter to Shareholders	16
Management’s Discussion and Analysis	21
Corporate Governance Report	39
Social Responsibility Report	51
Investor Relations	61
Report of the Board of Directors	65
Report of the Supervisory Committee	86
Profiles of Directors, Supervisors and Senior Management	89
Corporate Information	100
Glossary	103

Financial statements prepared in accordance with International Financial Reporting Standards
Independent Auditor’s Report	105
Consolidated Statement of Comprehensive Income	107
Balance Sheets	109
Consolidated Statement of Changes in Equity	112
Statement of Changes in Equity	114
Consolidated Statement of Cash Flows	115
Notes to the Financial Statements	117

Financial statements prepared in accordance with PRC Accounting Standards
Report of the Auditor	212
Balance Sheets	214
Income Statements	216
Cash Flow Statements	218
Consolidated Statement of Changes in Equity	221
Statement of Changes in Equity	223
Notes to the Financial Statements	224
Supplemental Information	339

Company Profile

Huaneng Power International, Inc.  (the “Company” or “Huaneng Power”) and its subsidiaries are engaged in developing, constructing, operating and managing large-scale power plants throughout China. As at March 2010, the Company is one of China’s largest listed power producers with equity-based generation capacity of 45,912MW and controlling generation capacity of 49,433MW, and its domestic power plants are located in 17 provinces, provincial-level municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore.

The Company was incorporated on 30 June 1994. It completed its initial public offering of 1,250,000,000 overseas listed foreign shares  (“foreign shares”) in October 1994, of which 31,250,000 American Depository Shares were listed on the New York Stock Exchange  (NYSE: HNP). In January 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited  (the “Hong Kong Stock Exchange”) by way of introduction  (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placement of 250,000,000 foreign shares along with a private placement of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A Shares in the PRC, of which 250,000,000 shares were domestic public shares. Currently, the total share capital of the Company amounts to approximately 12.06 billion shares.

The core business of the Company is to develop, construct, and operate large-scale power plants by making use of modern technology and equipment and financial resources available domestically and internationally. As a power generation enterprise, the Company has been since its incorporation insisting on innovations in technologies, structure, management; and on aspects regarding the advancement in power technologies, power plant facilities and mode of management, etc., the Company has been the pioneer and created various milestones within the domestic industry. The Company was the first to introduce a 600MW supercritical coal-fired generating unit into China while its Huaneng Dalian Power Plant was the first one to be awarded the honor of “First Class Coal-fired Power Plant” in China. The generating unit 1 at Huaneng Yuhuan Power Plant is the first operating single 1,000MW ultra-supercritical coal-fired generating unit in China, Huaneng Yuhuan Power Plant was the first domestically made 1,000MW ultra-supercritical coal-fired power plant in China that was put into commercial operation, and the generating unit 1 at Haimen Power Plant was the first 1,000MW generating unit in the world using sea water desulphurisation facilities. The Company was the first power company in China to achieve listing status in New York, Hong Kong and Shanghai. The overall manpower efficiency of the Company has been remaining at the forefront in China’s power industry.

Throughout the years, with efforts in seeking expansion and operating the business in a prudent manner, the Company has expanded gradually, with steady profit growth and increasing competitive strengths. The success of the Company is attributable to the following competitive advantages:  firstly, advanced equipment, highly efficient generating units and stable operation of power plants;  secondly, high-quality staff and experienced management;  thirdly, a disciplined corporate governance structure and rationalized decision-making mechanisms;  fourthly, geographical strategic advantages of the locations of the power plants which present promising prospects in the power market; and  fifthly, good credit standing and reputation domestically and internationally and rich experience in the capital markets.

The objectives of the Company are: as a power company, strive to provide sufficient, reliable and environment friendly electricity to the society; as a listed company, create long-term, stable and increasing returns for its shareholders; and as a first class corporation, endeavor to become a leading enterprise domestically and an advanced enterprise internationally.

Huaneng International Power Development Corporation  (“HIPDC”), the Company’s parent company and controlling shareholder, was incorporated as a Sino-foreign joint venture in 1985. The Company was incorporated by way of joint promotion by HIPDC and local government investment companies in the regions where the power plants are located.

Power Plant on Distribution of Huaneng Power

Excel with Clear Strategy

Major Corporate
Events in 2009

January	The Company announced an increase of 6.30% in domestic power generation in 2008 over the previous year.

February	The Company announced the completion of the issue of the first tranche short-term debenture in 2009 in an aggregate amount of RMB5 billion.

March
The Company announced the annual results for 2008. Under IFRS, the Company recorded net operating revenue of RMB67.564 billion and a net loss attributable to equity holders of the Company amounting to RMB3.938 billion.

Management of the Company held press conference on its annual results in Hong Kong and Beijing respectively.

April
The Company announced that domestic power generation in the first quarter of 2009 decreased by 9.28% compared to the same period of the previous year.

The Company announced its first quarterly results for 2009. The net profit attributable to shareholders of the Company reported in the consolidated financial statements of the Company under PRC GAAP was RMB550 million, representing a growth of 127.27% over the same period of the previous year.

The Company held a telephone conference following the announcement of its first quarterly results of 2009 with analysts and fund managers within and outside of the PRC.

May

The Company completed the issue of the first tranche medium-term notes in 2009.

The 13th Annual Meeting of the Large-scale Coal-fired Generating Unit (600MW) Competition of the PRC announced the competition results for Year 2009. Unit 1 of Huaneng Qinbei Power Plant won the First Class award with an overall second ranking.

Unit 2 of Huaneng Dalian Power Plant was conferred the honour of “Golden Unit” in reliability of coal-fired generating unit (300MW).

The construction of the two 600MW coal-fired generating units at Huaneng Qinbei Power Plant Phase II was honoured with the “2009 Premium Quality Power Construction in China” award.

June	The Company convened the 2008 Annual General Meeting

July
The Company announced that domestic power generation in the first half year of 2009 decreased by 5.84% compared to the same period of the previous year.

Unit 1 at Haimen Power Plant, the first 1,000MW generating unit in the Southern China Grid and Guangdong Province, commenced commercial operation.

August
The Company announced its interim results for 2009, with a net profit attributable to equity holders of the Company of RMB1.870 billion under IFRS, representing a growth of 443.94% compared to the same period of the previous year.

The Company held a telephone conference following the announcement of its interim results of 2009 with analysts and fund managers within and outside of the PRC.

September
The Company announced the completion of the issue of the second tranche short-term debenture in an aggregate amount of RMB5 billion.

The transaction in which the Company acquired 65% interests in Qidong Wind Power from Huaneng New Energy took effect. The controlling generation capacity and equity-based installed capacity increased by 92MW and 60MW respectively.

The construction project of the four 1,000MW ultra-supercritical units at Huaneng Yuhuan Power Plant is the only coal-fired generating construction project shortlisted in the “One hundred major classic construction projects” at the 60th anniversary of New China.

The Company acquired 55% interests in Tianjin Huaneng Yangliuqing Co-generation and 41% interests in Huaneng Beijing Co-generation Plant from Huaneng Group and HIPDC respectively, increasing the controlling generation capacity and equity-based installed capacity of the Company by 2,045MW and 1,006MW respectively.

October
The Company announced that domestic power generation in the first three quarters of 2009 increased by 3.08% compared to the same period of previous year.

The Company announced its third quarterly results for 2009. Under PRC GAAP, the Company recorded consolidated operating revenue of RMB56.678 billion in the first three quarters of 2009, representing a growth of 6.46% compared to the same period of previous year. The net profit attributable to shareholders of the Company reported in the consolidated financial statements was RMB4.131 billion, representing a growth of 261.37% compared to the same period of previous year.

The Company held a telephone conference following the announcement of its third quarterly results of 2009 with analysts and fund managers within and outside of the PRC.

The Company approved the contribution agreement with Huaneng Group and HIPDC. The three companies will cooperate in establishing Shidaowan Nuclear Power Plant, developing, constructing, operating and managing 4 AP1000 pressurized water reactors, and producing and selling electricity and related products.

The Company won the third place of Triple A Corporate Governance
Awards 2009 granted by the Asset Magazine.

November
Unit 2 (with a capacity of 1,036MW) of Haimen Power Plant commenced commercial operation.

The construction of Units 1 and 2 at Haimen Power Plant Phase I is the first 1,000MW generating unit construction in the PRC in which desulphurization and denitrification facilities commenced operations in tandem with the main unit.

The Company organized a visit to Beijing Co-generation Power Plant by PRC and overseas securities analysts and fund managers.

The Company announced the adjustments of tariffs of its power plants.

Tuas Power held a commencement ceremony for the Tembusu multi-utilities complex project at the construction site in Jurong Island, Singapore.

December
Unit 3 and Unit 4 at Huaneng Jinggangshan Power Plant passed the 168-hour trial operation, while Unit 3 is the first 660MW ultra-supercritical coal-fired generating unit in the Central China power grid.

Unit 3 at Jinling Power Plant (Coal-Fired) passed the 168-hour trial operation.

Unit 1 and Unit 2 at Liaoning Yingkou Co-generation passed the 168-hour trial operation.

Unit 1 at and Unit 2 at Shandong Jining Co-generation passed the 168-hour trial operation.

Inner Mongolia Huade Wind Power passed the trial operation.

The Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and Shandong Luneng Development Group Company Limited in Beijing.

The Board of the Company appointed Mr. Du Daming as Vice President of the Company.

The Board of the Company appointed Mr. Gao Shulin as Chief Economist of the Company.

The Company won the Most Progress in Investor Relations Award granted by IR Magazine of Britain and was nominated for the Best Investor Relations in Corporate Transactions.

The Company won the Award for Information Disclosure 2009 granted by Shanghai Stock Exchange.

Leap Forward on Sound Foundation

Financial Highlights

(Amounts expressed in thousands of RMB, except per share data)

STATEMENT OF COMPREHENSIVE INCOME (NOTE 1)
	Year ended 31 December
	2005	2006	2007	2008	2009

Operating revenue	40,370,261	44,422,501	49,892,049	67,835,114	76,862,896

Profit/(Loss) before income tax (expense)/benefit	6,592,208	8,016,773	7,319,301	(4,791,556)	5,703,976
Income tax (expense)/benefit	(1,044,297)	(1,127,699)	(838,270)	239,723	(593,787)

Profit/(Loss) after income tax (expense)/benefit	5,547,911	6,889,074	6,481,031	(4,551,833)	5,110,189

Attributable to:
– Equity holders of the Company	4,871,794	6,071,154	6,161,127	(3,937,688)	4,929,544
– Minority interests	676,117	817,920	319,904	(614,145)	180,645

Basic earnings/(Loss) per share (RMB/share)	0.40	0.50	0.51	(0.33)	0.41

Diluted earnings/(Loss) per share (RMB/share)	0.40	0.50	0.51	(0.33)	0.41

BALANCE SHEET (NOTE 2)

	As at 31 December
	2005	2006	2007	2008	2009

Total assets	99,439,696	113,938,822	124,296,129	165,917,758	197,887,179
Total liabilities	(53,295,509)	(63,330,130)	(72,216,487)	(123,357,805)	(147,239,059)

Net assets	46,144,187	50,608,692	52,079,642	42,559,953	50,648,120

Equity holders of the Company	40,037,474	43,457,509	46,928,580	36,829,320	42,124,183
Minority interests	6,106,713	7,151,183	5,151,062	5,730,633	8,523,937

Notes:

1.
The results for the years ended 31 December 2005, 2006 and 2007 are derived from the historical financial statements of the Company except the revenue has been restated to consistent with the current year’s presentation. The results for the years ended 31 December 2008 and 2009 are set out on pages 107 to 108. All such information is extracted from the financial statements prepared under International Financial Reporting Standards (“IFRS”).

2.
The balance sheets as at 31 December 2005, 2006 and 2007 are derived from the historical financial statements of the Company. The balance sheets as at 31 December 2008 and 2009 are set out on pages 109 to 111. All such information is extracted from the financial statements prepared under IFRS.

Profit /(Loss) attributable to equity holders of the Company under IFRS   For the years ended 31 December

Power generation   For the years ended 31 December

Generation capacity on an equity basis   As at 31 December

Save Energy and Go Green for a Better Society

Letter to Shareholders

Outperform with Concerted Efforts
To: All Shareholders,

The development objectives of Huaneng Power International are: as a power company, the Company is devoted to providing sufficient, reliable and environmental-friendly electricity to the society; as a listed company, the Company is devoted to creating long-term, stable and increasing returns for its shareholders; and as a first-class power company, the Company is devoted to becoming a leading enterprise domestically and an advanced enterprise internationally.

Starting from 2009, the Chinese government took prompt action to address the international financial crisis, including the timely launch of a string of economic stimulus packages and various kinds of fiscal policies, which enabled China’s macro economy to step out of the shadows in no time. Recovery of downstream industries continued to bolster the growing demand for electricity in the entire country. Meanwhile, coal price in the domestic market declined from the previous year, indicating that the policy guidance in respect of electricity tariff adjustment put forward by the National Development and Reform Commission has gradually acted on the macro-economy, and in turn furnished a favorable business environment for China’s power enterprises, as well as ample room for the profit growth of the power industry.

The year of 2009 marked the 15th anniversary of the founding of Huaneng Power International. Capitalizing on the advantages of China Huaneng Group in the area of resource coordination, the Company managed to optimize its professional management and streamlined operation and maximize synergy effect. It actively embraced the changes in the electricity, fuel and capital markets and was able to meet its annual performance targets. The significant improvement in operating results allowed Huaneng Power International to maintain its leading position in the industry, and in turn shored up the confidence and morale of its staff members while at the same time enhancing its reputation and brand image.

In 2009, the Company made new records in the areas of safe production, operations management, energy conservation, project development, capital operation, corporate governance and so on. Power plants of the Company in the PRC achieved power generation of 203.520 billion kWh, representing an increase of 10.23% over the last year; the consolidated operating revenue for the year was RMB76.863 billion, representing an increase of 13.31% from the corresponding period in 2008. Profit attributable to equity holders of the Company amounted to RMB4.930 billion, and earnings per share was RMB0.41. As for our Singapore operations, Tuas Power achieved the most remarkable annual operating results ever since its establishment despite the complicated market environment, enabling it to contribute to the Company’s profit growth.

The Board of Directors of the Company passed a resolution to approve the Proposal of Distribution of Dividends for 2009, pursuant to which the Company will distribute a cash dividend of RMB0.21 (inclusive of tax) to all shareholders for each share.

At present, there is a common understanding in the international society to develop a low-carbon economy and a green economy based on the principle of low energy consumption, low pollution and low emission. It is also the right strategic option that allows governments and enterprises worldwide to ward off impacts of the international financial crisis and to make economic transformation a reality. China has made the approaches addressing climate changes a topic in its domestic economy and social development planning. It strives to develop a green economy and nourish new economic growing points that feature low-carbon emission. To ensure sustainable development, we will proactively walk on the road of green, low-carbon and cyclic development to keep ourselves abreast of the times and act in line with the State’s requirements. Besides, the Company will adhere to a scientific development approach during the process of establishing new advantages and breaking new grounds, in the hope of fulfilling its transformation from a traditional power company to a modern power company, and from resource consumption to green governance. Moreover, it will continue to stick to the sustainable development approach that is technology-rich, economically efficient, energy saving and environmentally friendly, so as to make the Company stand out as a first-rate listed power company that boasts prominent edges in terms of geographical location, cutting-edge power-generating technologies, advanced systems and mechanisms, established governance structures, effective joint development, sound fundamental management, as well as the largest asset scale, the highest economic efficiency and the strongest sense of social responsibility.

Adhering to the vision of being a responsible enterprise, we insist on reaping profits in a responsible manner, and supporting the continued enhancement of our corporate competitive edges through a responsible approach. In the future, we will continue to duly perform our economic responsibilities to provide our shareholders with long-term, stable and growing returns; we will continue to perform our safety duties by upholding the people-oriented and safe development approaches, and presenting ourselves as the safest corporation; we will continue to perform our environmental responsibilities by paying heed to people’s livelihood and clean development to ensure utilization of resources in an efficient and energy saving manner, and turn the Company into a “green corporation”; we will continue to perform our social responsibilities by creating mutual benefits and win-win scenarios that are conductive to the harmonious development of the Company and its stakeholders, so that the Company may serve as an excellent corporate citizen; and we will continue to shoulder our responsibilities to improve people’s livelihood by caring our staff, taking into consideration the public’s needs, and safeguarding the legal interests of staff members to ensure the growth of the Company along with its staff.

By inheriting the past and usher in a brighter future, Huaneng Power International takes the lead in the industry and directs its performance, leading the sector to step on the path of sustainable development.

CAO Peixi
Chairman

Beijing, PRC
23 March 2010

Never Rest on Laurels

Management’s Discussion and Analysis

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS (MANAGEMENT’S DISCUSSION AND ANALYSIS)

(Prepared under International Financial Reporting Standards (“IFRS”), unless otherwise specified)

GENERAL

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through grid operators where the operating plants are located. The Company is committed to scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active efforts to build a harmonious society.

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue. The Company has also been the industry leader in terms of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China. Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid and Singapore.

Looking back in 2009, the general recovery of China’s economy and increase in power demand has improved the Company’s operating conditions. With the strong support of the shareholders and concerted efforts of the employees, the Company thoroughly applied the scientific development view, focused on the annual production and operation targets, responded actively to changes in power, coal and capital markets, continued pursuing market expansion, enhanced cost control and capital management with the view to reduce cost and improve efficiency, and achieved the annual target of turning loss into profit. In the meantime, the Company continued to diligently fulfill its social responsibilities to provide sufficient, reliable and clean electric power and achieved new progress in the areas of energy saving, project construction, generating units renovation and environmental protection.

A.	OPERATING RESULTS

1.	2009 operating results

The Company completed its acquisitions of Huaneng Beijing Co-generation Limited Liability Company, Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and Huaneng Qidong Wind Power Generation Co., Ltd. in September 2009. The three power generation companies mentioned (“newly acquired power plants”, hereinafter) are consolidated into the financial statements of the Company theresince.

The power generation of the Company’s power plants for the year ended 31 December 2009 was listed below (in billion kWh):

Power Plant	Power generation in 2009	Power generation in 2008	Change

Dalian	8.386	9.102	-7.87%
Dandong	4.078	4.209	-3.11%
Yingkou	9.402	10.735	-12.42%
Yingkou Co-generation	0.123	—	N/A
Shang’an	11.824	9.299	27.15%
Pingliang	5.077	7.201	-29.50%
Beijing Co-generation	4.394	4.998*	-12.08%
Yangliuqing Co-generation	6.007	6.793*	-11.57%
Yushe	4.464	4.951	-9.84%
Dezhou	14.910	14.022	6.33%
Jining	2.044	2.290	-10.74%
Xindian	3.345	4.241	-21.13%
Weihai	3.720	4.495	-17.24%
Rizhao Phase II	7.307	—	N/A
Qinbei	12.510	10.514	18.98%
Nantong	7.816	8.329	-6.16%
Nanjing	3.654	3.469	5.33%
Taicang	11.537	10.389	11.05%
Huaiyin	7.293	7.458	-2.21%
Jinling CCGT	2.273	2.204	3.13%
Qidong Wind Power	0.153	—	N/A
Shidongkou I	6.847	6.757	1.33%
Shidongkou II	6.691	7.534	-11.19%
Shanghai CCGT	0.847	0.598	41.64%
Luohuang	10.843	11.506	-5.76%
Changxing	1.585	1.516	4.55%
Yuhuan	19.913	19.442	2.42%
Yueyang	5.225	6.016	-13.15%
Jinggangshan	3.194	3.202	-0.25%
Fuzhou	8.511	8.129	4.70%
Shantou Coal-fired	6.198	7.020	-11.71%
Haimen	3.349	—	N/A

Total	203.520	184.628	10.23%

*
Beijing Co-generation and Yangliuqing Co-generation were newly acquired generation plants by the Company in 2009. The power generation for these two power plants in 2008 included herein is for reference only and is not included in the aggregate power generation of the Company in 2008.

In 2009, the power generated by Tuas Power in Singapore accounted for 24.30% of the total power generated in Singapore, maintaining a similar level from 2008.

In respect of the tariff, the Company’s average tariff of coal-fired power plants for the year ended 31 December 2009 was RMB412.28 per MWh, increase of RMB28.16 per MWh from the year ended 2008.

In respect of fuel supply and cost controls, the decrease of coal market price contributed to a decrease in fuel cost of the Company. Compared to last year, the Company’s fuel cost per unit of power sold by coal-fired power plants decreased by 13.73% to RMB214.53 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended 31 December 2009 increased 13.31% from last year. For the year ended 31 December 2009, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB4.930 billion, increased 225.19% compared to the net loss attributable to equity holders of the Company of RMB3.938 billion for the year ended 31 December 2008. The profit position was primarily due to (i) the new generating units’ commencement of operation, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power Pte. Ltd. (“SinoSing Power”) in 2008, (iv) the carryover effect of the adjustment to power tariffs in the second half of 2008, and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and sale tax

Operating revenue primarily represents power sale revenue. For the year ended 31 December 2009, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB76.863 billion, representing a 13.31% increase form RMB67.835 billion for the year ended 31 December 2008. The increase in operating revenue was primarily attributable to the new generating units’ commencement of operations and the acquisitions. The operation of new generating units contributed RMB4.841 billion to the increase, and the acquisitions contributed RMB1.326 billion to the increase.

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power Plants	2009	2008	Change

Coal-fired Power Plants
Dalian	368.66	338.05	9.05%
Fuzhou	412.24	401.22	2.75%
Nantong	401.71	385.53	4.20%
Shang’an	372.41	356.52	4.46%
Shantou Coal-fired	525.38	496.60	5.80%
Dandong	366.30	340.82	7.48%
Shidongkou II	411.80	377.04	9.22%
Nanjing	407.58	375.47	8.55%
Dezhou	418.92	394.08	6.30%
Weihai	459.90	422.78	8.78%
Jining	406.10	378.41	7.32%
Shidongkou I	425.76	377.35	12.83%
Taicang I	412.19	401.60	2.64%
Changxing	479.71	450.86	6.40%
Huaiyin Phase II	415.73	396.80	4.77%
Xindian	N/A	371.86	N/A
Yushe	320.53	305.07	5.07%
Yingkou	383.58	360.45	6.42%
Jinggangshan	414.16	379.99	8.99%
Luohuang	373.42	344.98	8.24%
Yueyang	434.26	392.58	10.62%
Qinbei	370.47	339.85	9.01%
Pingliang	261.02	238.89	9.26%
Yuhuan	467.54	444.92	5.08%
Taicang II	398.36	396.48	0.47%
Xindian II	404.30	370.99	8.98%
Haimen	497.45	N/A	N/A
Rizhao Phase II	394.24	N/A	N/A
Yingkou Co-generation	375.00	N/A	N/A
Beijing Co-generation	482.42	467.29	3.24%
Yangliuqing Co-generation	408.12	389.03	4.91%
Other Power Plants
Shanghai CCGT	629.00	602.57	4.39%
Jinling CCGT	544.97	528.73	3.07%
Tuas Power	765.31	984.53	-22.27%
Qidong Wind Power	487.70	—	N/A

Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges are not applicable to direct foreign investments that have been approved by the government, thus not payable by certain power plants of the Company. For the year ended 31 December 2009, the sales tax amounted to RMB152 million, representing a 42.79% increase from the RMB106 million for the year ended 31 December 2008.

2.2	Operating expenses

For the year ended 31 December 2009, the total operating expenses of the Company and its subsidiaries was RMB67.537 billion, representing a 2.07% decrease from RMB68.965 billion for the year ended 31 December 2008.

The decrease was primarily attributable to the decrease in fuel prices. The operation of new generating units contributed RMB3.846 billion to the increase in operating expenses. Excluding the factor attributable to the operation of new generating units, the operating expenses decreased by RMB5.274 billion as compared to the operating expenses for the year ended 31 December 2008.

2.2.1	Fuel

Fuel cost represents the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2009, fuel cost of the Company and its subsidiaries decreased 9.94% to RMB44.861 billion from RMB49.81 billion for the year ended 31 December 2008. The decrease was primarily attributable to the decrease in fuel price. The operation of new generating units accounted for RMB2.921 billion of the increase in fuel cost. Excluding the factor attributable to the operation of new generating units, the fuel cost decreased by RMB7.87 billion as compared to the fuel cost for the year ended 31 December 2008.

For the year ended 31 December 2009, the average price (excluding tax) of natural coal was RMB460.83 per ton, representing a 11.32% decrease from RMB519.66 per ton for the year ended 31 December 2008. Due to the decrease in coal price, the unit fuel cost per unit of power sold by the Company’s coal-fired power plants decreased 13.73% to RMB214.53.

2.2.2	Maintenance

For the year ended 31 December 2009, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.035 billion, representing a 19.56% increase from RMB1.702 billion for the year ended 31 December 2008. The operation of new generating units, newly acquired power plants and the maintenance expenses of the existing generating units accounted for RMB110 million, RMB46 million and RMB177 million of the increase, respectively.

2.2.3	Depreciation

For the year ended 31 December 2009, depreciation expenses of the Company and its subsidiaries increased by 11.06% to RMB8.572 billion from RMB7.719 billion for the year ended 31 December 2008. The increase was primarily attributable to the Company’s expansion.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2009, the labor costs of the Company and its subsidiaries amounted to RMB3.595 billion, representing a 13.61% increase from RMB3.165 billion for the year ended 31 December 2008. The increase was primarily attributable to the operation of new generating units and newly acquired power plants.

2.2.5	Other operating expenses (including power purchase costs and service fees paid to HIPDC)

Other operating expenses include pollutants discharge expenses, land fee, insurance premiums, office expenses, amortization, and power purchase costs of Tuas Power. For the year ended 31 December 2009, other operating expenses (including power purchase costs) of the Company and its subsidiaries was RMB8.473 billion, representing a 28.99% increase from RMB6.569 billion for the year ended 31 December 2008. The increase was primarily attributable to the operation of new generating units and acquisitions, as well as the provision for impairment loss on assets of Xindian Power Plant upon its shutdown of generators. The operation of new generating units, other expenses of Yingkou Port and the provision for impairment loss on property, plant and equipment contributed RMB265 million, RMB266 million and RMB630 million to the increase of other operating expenses for the year ended 31 December 2009, respectively.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expense

For the year ended 31 December 2009, the interest expense of the Company and its subsidiaries was RMB4.260 billion, representing a 4.81% increase from RMB4.065 billion for the year ended 31 December 2008. The increase was primarily attributable to expensing instead of capitalizing interest upon commercial operations of new generating units, which accounted for RMB360 million of the increase. Excluding the factor of new generating units, the decrease in interest rate of borrowings attributed to a decrease in the interest expense.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2009, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB-49 million, representing a significant change compared to RMB357 million for the year ended 31 December 2008. For the year ended 31 December 2009, exchange gains of the Company and its subsidiaries was RMB41 million, representing a decrease of RMB368 million from RMB409 million for the year ended 31 December 2008.

2.4	Share of profits of associates

For the year ended 31 December 2009, the share of profits of associates was RMB756 million, a RMB683 million increase from RMB73 million for the year ended 31 December 2008. The increase was primarily due to the increase of profitability of associates for the year ended 31 December 2009.

2.5	Enterprise Income Tax (“EIT”)

For the year ended 31 December 2009, the Company and its subsidiaries recorded an EIT expense of RMB594 million, representing a 347.70% increase from RMB-240 million for the year ended 31 December 2008. The increase was primarily due to the increase of the Company’s profit for the year ended 31 December 2009.

2.6	Profit for the year, Profit attributable to the Company’s equity holders and Minority interests

For the year ended 31 December 2009, the Company and its subsidiaries recorded a net profit of RMB5.110 billion, an increase of RMB9.662 billion as compared to net loss of RMB4.552 billion for the year ended 31 December 2008. The recovery from loss position was largely attributable to (i) the operation of new generating units, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power in the first half of 2008, (iv) the carryover effect of the increase in power tariffs in the second half of 2008 which attributed to an increase in operating revenue, and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost. For the year ended 31 December 2009, the profit attributable to equity holders of the Company was RMB4.930 billion, representing an increase of RMB8.868 billion from a loss of RMB3.938 billion for the year ended 31 December 2008. Combining the foregoing factors, the minority interests increased to RMB181 million for the year ended 31 December 2009 from RMB-614 million for the year ended 31 December 2008.

2.7	Comparison of financial positions

The assets and liabilities of the Company and its subsidiaries experienced significant change during the year 2009, due to newly acquired power plants and continued investments in construction projects.

2.7.1	Comparison of asset items

As at 31 December 2009, total assets of the Company and its subsidiaries amounted to RMB197.887 billion, representing a 19.27% increase from RMB165.918 billion as at 31 December 2008. Non-current assets increased by 19.05% to RMB173.697 billion, primarily due to the continued investment in construction projects and acquisitions of power plants. Current assets increased RMB4.172 billion, or 20.84%, to RMB24.190 billion, primarily due to the increase in accounts receivable and input VAT recoverables arising from acquisitions of property, plant and equipment and construction materials.

2.7.2	Comparison of liabilities items

As at 31 December 2009, total liabilities of the Company and its subsidiaries amounted to RMB147.239 billion, representing a 19.36% increase from RMB123.358 billion as at 31 December 2008, primarily attributable to the increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans and bonds. The increase of current liabilities was largely attributable to increased short-term bonds.

As at 31 December 2009, interest-bearing debts of the Company and its subsidiaries totaled RMB129.220 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term loans, short-term bonds and notes payable. The interest-bearing debts denominated in foreign currencies amounted to RMB8.195 billion.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, the Company’s equity items increased for the year ended 31 December 2009, primarily attributable to after-tax increase of RMB773 million for increase in fair value of the listed shares held by the Company and after-tax increase of RMB575 million from the movements of hedging reserves of Tuas Power.

2.7.4	Major financial position ratios

	2009	2008

Current ratio	0.41	0.38
Quick ratio	0.34	0.28
Ratio of liability and shareholders’ equity	3.50	3.35
Multiples of interest earned	1.79	-0.14

Formula of the financial ratios:

Current ratio	=	balance of current assets as at year end

balance of current liabilities as at year end

Quick ratio	=	(balance of current assets as at year end - net inventories as at year end)

balance of current liabilities as at year end

Ratio of liabilities and shareholders’ equity	=	balance of liabilities as at year end

balance of shareholders’ equity as at year end
(excluding minority interests)

Multiples of interest earned	=	(profit before tax + interest expense)

interest expenditure (including capitalized interest)

The current ratio and quick ratio remained at relatively low level as at 31 December 2009 and 2008, and there is slight increase at the year end of 2009 from the year end of 2008. The increase in the ratio of liabilities and shareholders’ equity at the year end of 2009 from the year end of 2008 was primarily due to the increased borrowings for construction projects. The multiples of interest earned increased, primarily attributable to the increase in operating profit for the year ended 31 December 2009.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December

	2009	2008	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	14.981	5.186	188.88%
Net cash used in investing activities	-24.880	-47.957	-48.12%
Net cash provided by financing activities	9.503	41.255	-76.96%
Impact on currency exchange	0.056	-0.229	-124.26%

Net decrease in cash and cash equivalents	-0.34	-1.745	-80.54%
Cash and cash equivalents as
of the beginning of the year	5.567	7.312	-23.87%

Cash and cash equivalents as of the end
of the year	5.227	5.567	-6.10%

For the year ended 31 December 2009, net cash provided by operating activities of the Company was RMB14.981 billion. The decrease in cash used in investing activities and cash provided by financing activities as compared to prior year was mainly attributed to smaller scale acquisitions in 2009 as compared to the acquisition of SinoSing Power in 2008. The Company expects to continue its focus on construction projects in 2010.

As at 31 December 2009, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, and Japanese Yen were RMB3.391 billion, RMB1.580 billion, RMB475 million and RMB6 million, respectively.

As at 31 December 2009, net current liabilities of the Company and its subsidiaries were approximately RMB35.392 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expense.

2.	Capital expenditures and cash resources

2.1	Capital expenditures on acquisitions

On 21 April 2009, the Company entered into a transfer agreement with China Huaneng Group (“Huaneng Group”), pursuant to which, the Company agreed to acquire 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company held by Huaneng Group for a consideration of RMB1.076 billion. On the same day, the Company entered into a transfer agreement with HIPDC, pursuant to which, the Company agreed to acquire 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company held by HIPDC for a consideration of RMB1.272 billion. The consideration totaled RMB2.348 billion.

2.2	Capital expenditures on construction and renovation projects

The capital expenditures for the year ended 31 December 2009 amounted to approximately RMB22.620 billion, mainly applied in construction and renovation projects, including RMB167 million for Yuhuan project, RMB747 million for Yueyang expansion project, RMB419 million for Yingkou expansion project, RMB1.371 billion for Qinbei expansion project, RMB233 million for Shang’an expansion project, RMB1.751 billion for Haimen project, RMB1.393 billion for Jinggangshan expansion project, RMB2.458 billion for  Jinling coal-fired project, RMB2.035 billion for Shanghai Power Company project, RMB674 million for Jining Co-generation project, RMB346 million for Huade Wind Power project, RMB1.483 billion for Yingkou Co-generation project, RMB1.238 billion for Fuzhou expansion project, RMB748 million for Weihai expansion project and RMB1.225 billion for Pingliang expansion project. The expenditures on other construction projects and renovation amounted to RMB2.251 billion and RMB4.081 billion, respectively.

The capital expenditures above are sourced mainly from internal funds, debt financing and cash flows provided by operating activities.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, debt financing and cash flows provided by operating activities. The cash requirements, usage plans and cash resources of the Company for the next two years are as follows:

(unit: RMB billion)

Project	Capital expenditure arrangements		Contractual arrangements		Financing methods	Funding resources arrangements	Finance costs and note on usage
	2010	2011	2010	2011

Thermal power projects	14.47	17.715	14.47	17.715	Debts and planned equity financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.5	0.1	0.5	0.1	Debts financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	1.203	4.5	1.203	4.5	Debts and planned equity financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Port projects	0.5	1.67	0.5	1.67	Debts financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Renovation projects	4.669	4.719	4.669	4.719	—	Internal cash funding	—

2.3	Cash resources and anticipated finance costs

The Company expects to finance its capital expenditures and acquisition primarily from internal fundings, cash flow from operating activities and debts and equity financing. Good operating results and sound credit status provide the Company with strong financing capabilities. As at 31 December 2009, the Company and its subsidiaries had aggregate undrawn banking facilities of RMB27.962 billion. As resolved at the 2007 and 2008 shareholders’ meetings on 13 May 2008 and 18 June 2009, the Company was mandated to issue within the PRC unsecured short-term bonds of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the dates of respective meetings. The Company has completed the issue of unsecured short-term bonds in two installments on 24 February 2009 and 9 September 2009, each at principal amount of RMB5 billion and interest rates of 1.88% and 2.32%, respectively. Both tranches of bonds were denominated in RMB, issued at par value, and would mature in 365 days and 270 days, respectively. The effective interest rates for these bonds were 2.29% and 2.87% per annum, respectively.

The RMB5 billion unsecured short-term bonds issued by the Company and its subsidiaries in 2008 was repaid in July 2009. The effective interest rate of these bonds was 5.25% per annum.

As resolved at the extraordinary shareholders’ meeting on 23 December 2008, the Company was mandated to issue within the PRC medium-term notes of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the date of the meeting. The Company has completed the issue of first tranche medium-term notes on 14 May 2009 at principal amount of RMB4 billion with interest rate of 3.72% per annum. The medium-term notes were denominated in RMB, issued at par value, and would mature in 5 years. The effective interest rate for these medium-term notes was 4.06% per annum.

As at 31 December 2009, short-term borrowings of the Company and its subsidiaries totaled RMB24.730 billion (2008: RMB28.745 billion). Bank loans were charged at interest rates ranging between 1.30% and 7.47% per annum (2008: 1.42% to 7.47%). Short-term bonds payable by the Company and its subsidiaries totaled RMB10.101 billion (2008: RMB5.096 billion).

As at 31 December 2009, long-term borrowings of the Company and its subsidiaries totaled approximately RMB80.517 billion (2008: approximately RMB65.573 billion), consisting of borrowings denominated in RMB of approximately RMB57.344 billion (2008: approximately RMB53.043 billion), in US dollars of approximately US$1.046 billion (2008: approximately US$1.641 billion), and in Euro of approximately Euro 105 million (2008: approximately Euro 56 million). Included in the above, U.S. dollar denominated borrowings were approximately US$820 million (2008: US$1,319 million) floating-rate borrowings. Japanese Yen and Singapore dollar denominated borrowings were all floating-rate borrowings. For the year ended 31 December 2009, long-term borrowings of the Company and its subsidiaries bore interest rates from 1.44% to 7.56% (2008: 1.31% to 7.74%) per annum.

The Company and its subsidiaries will closely monitor any change in the currency and interest rate markets and cautiously assess the currency and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB2.5316 billion relating to the year 2009.

2.5	Maturity profile of loans

(Unit: RMB billions)

Project	2010	2011	2012	2013	2014

Principal proposed to be repaid	48.8	14.4	14.9	5.0	4.7
Interest proposed to be repaid	4.2	3.2	2.4	2.0	1.7

Total	53.0	17.6	17.3	7.0	6.4

Note:	(1)	This table is prepared according to the amounts stated in the contracts which have been entered into;

Note:	(2)	The amount of the principal to be repaid in 2010 is relatively large because this includes expected repayments of short-term loans and short-term bonds.

C.	TREND ANALYSIS

According to the National Power Industry Statistics Express for 2009 issued by China Electricity Council, as at 31 December 2009, nationwide installed power generating capacity reached 874,000 MW, representing a 10.34% year-on-year increase. For the year ended 31 December 2009, power generated throughout PRC reached 3.6639 trillion kWh, representing a 6.71% year-on-year increase. Thermal power accounted for 2.9922 trillion kWh, or approximately 81.66% of the total power generated, representing a 6.7% increase from the year ended 31 December 2008. A large number of power generating projects were completed and put into operation during 2009, further easing the power shortage and contributing to a generally balanced power market in China. Consequently the utilization hours of generators dropped continuously and considerably. For the year ended 31 December 2009, nationwide average accumulated utilization hours of power plants with 6,000 KW and above capacities were 4,527 hours, representing a decrease of 121 hours from the year ended 31 December 2008. Utilization hours of thermal power generators were 4,839 hours, representing a decrease of 46 hours from the same period last year.

In the year 2009, the Company’s new generating units commencing operations include two 1,036 MW generating units of Haimen Power Plant, two 660 MW generating units of Jinggangshan Power Plant, one 1,030 MW generating unit of Jinling Power Plant, two 330 MW generating units of Yingkou Co-generation Power Plant, two 350 MW generating units of Jining Co-generation Power Plant and 49.5 MW generating units of Huade Wind Power Plant. The operation of new generating units contributed to an aggregate of 5,832 MW of the Company’s aggregate controlling installed capacity. In addition, two 600 MW coal-fired generating unit (Units 5 and 6) of Pingliang Power Plant have completed the 168-hour trial run in February and March 2010, respectively. In addition, the Company also conducted technical renovation on existing generating units and shut down small generating units, which resulted in the change in the Company’s aggregate installed capacity. The Company now has a controlling generating capacity of 49,433MW, and a total generating capacity of 45,912MW on an equity basis. The Company’s power plants are widely located in various provinces and municipalities directly under the central government, including Shandong, Liaoning, Zhejiang, Guangdong, Jiangsu, Hebei, Jiangxi, Chongqing, Henan, Fujian, Beijing and Shanghai. In addition, the Company wholly owns a power company in Singapore.

1.	Development trend of power market

According to the 2010 State Electricity Regulatory Commission (the “SERC”) meeting, it is expected that, in 2010, the SERC will further reform power market and maintain the power market order through further reinforcing market supervision to protect the rights of various market participants. The Company believes that the continuous regulations and reform of the power market will improve the external environment for its healthy growth.

2.	The trend of fuel supply

Coal supply shortage is expected to continue in 2010. Due to the integration of local coal resources and increase in the international energy price and shipping costs, the price of coal continued to increase since the second half of year 2009. As a result, the price of coal supply is expected to be more unstable and uncertain in 2010 and regional supply shortage may arise for the supply of certain types of coal.

3.	The financial and foreign exchange market

The Company has ready access to capital markets within and outside PRC based on its strength and reputation.

In terms of domestic operations, although the People’s Bank of China has recently raised the RMB deposit reserve requirement ratio, the PRC government is expected to continue implementing liberated monetary policies during 2010. Therefore, the interest rate of RMB is not likely to rise in the foreseeable future. The Company expects no material adverse impact on its operating results from foreign exchange movement in foreseeable future on the Company, because the Company’s foreign currency liabilities are mostly denominated in US dollar and lesser in Euro and the conversion rate between RMB and US dollar is currently stable.

In terms of overseas operations, Tuas Power has completed its refinancing successfully and all the loans were now denominated in Singapore dollar. As this matched the functional currency of the overseas operations, no currency risk is expected.

D.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (“Shenzhen Energy Group”) for RMB2.39 billion on 22 April 2003, and acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. These investments brought a profit of RMB487 million for the Company for the year ended 31 December 2009 under IFRS. After Shenzhen Energy acquired most of its assets by way of designated share placement, Shenzhen Energy Group will be liquidated when appropriate. Upon Shenzhen Energy Group’s liquidation, the Company will hold directly 25.01% equity interest in Shenzhen Energy. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as at 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB208 million for the year ended 31 December 2009 under IFRS. This investment is expected to provide steady returns to the Company.

E.	EMPLOYEE BENEFITS

As at 31 December 2009, the Company and its subsidiaries had 33,587 employees. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs enhanced both the knowledge and operational skills of the employees.

F.	GUARANTEE ON LOANS AND RESTRICTED ASSETS

As at 31 December 2009, the Company provided guarantee for SinoSing Power’s long-term bank borrowings of approximately RMB14.942 billion.

As at 31 December 2009, the Company and its subsidiaries have pledged for the following borrowings:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in the second half of 2009. As at 31 December 2009, the balance of secured loans amounted to RMB698 million, and the pledged accounts receivable amounted to approximately RMB1.032 billion.

2.	As at 31 December 2009, secured short-term loans of RMB142 million represented the discounted notes receivable with recourse.

As at 31 December 2009, restricted bank deposits amounted to RMB225 million, which were mainly deposits for letters of credits.

The Company had no significant contingent liabilities as at 31 December 2009.

G.	ACCOUNTING STANDARDS WITH SIGNIFICANT IMPACT ON THE FINANCIAL STATEMENTS OF THE COMPANY

For the significant changes in accounting standards for the year ended 31 December 2009, see Note 2 to the Financial Statements prepared under IFRS.

H.	RISK FACTORS

It is expected that, in 2010, the PRC government will focus on the quality and efficiency of the economic growth, accelerate the changes of development mode and economic structure and will concentrate its macro-economic policies on enhancing the vitality of the economic growth. In furtherance of the development and reform of the power industry, certain existing policies on power industry brought both growth opportunities and intensified challenges to the Company’s development.

The Company will keep close watch on Chinese economy and related government policies, promptly analyze its impact on the profitability of the Company, make best efforts to minimize the risks to which the Company is exposed, and seize opportunities to accelerate growth.

1.	Risks relating to power market

In 2010, the impact of global financial crisis remains over the global economy. Although Chinese economy started to recover in 2009, various uncertainties remain in the prospect of its economic growth. The power demand in domestic market has recovered significantly in 2009, the power supply has also increased primarily due to the increasing new generating units that commenced operations. In addition, as impacted by the energy-saving power generation and dispatch policies and “equitable, fair and open” power dispatch policies, the utilization hours of the similar generating units within the same region are generally the same. According to China Electricity Council’s estimate, the average utilization hours of the generating units in 2010 will be equal to or less than that of 2009. Power tariff-setting policies may also affect the Company’s operations. The Company will actively implement the coal-electricity price linkage mechanism to offset the operational risks arising from the increase in coal price. The Company will strive to enhance its risk management, strengthen the analysis of the market conditions and industry policy, implement effective measures to increase the utilization hours and improve its operating result.

2.	Risks relating to coal supply market

Due to the significant increase in the production capacity of coal, the national supply and demand of coal is expected to reach equilibrium in 2010. However, due to the structural imbalance between the supply and demand, the volatility of coal price and limited transportation capacity, coal supply market is subject to uncertainty and instability, and temporary supply shortage may still exist in various regions. Under such circumstance, the Company will strive to ensure the stable coal supplies, oversee the performance of key contracts and streamline purchase structure. The Company has increased its purchase of coal supply under the key contracts for the year 2010. The Company will also continue to pursue coal resources within and outside PRC, make joint efforts with coal suppliers to develop coal-producing projects, and explore new avenues to acquire coal resources. Meanwhile, the Company will refine price control objectives and strive to control fuel costs by enhanced inspection and management of coal supplies and uses.

3.	Risks relating to environmental protection requirements

In terms of energy saving and environmental protection, the PRC government imposed higher charges and standards on waste and pollutants emissions and discharges, which increased the difficulties for the Company’s controls over production costs and capital expenditure. To strictly comply with the government’s policies and regulations on environment protection, the Company will apply advanced technologies and higher management standards; develop advanced, highly capable and effective coal-fired generating units; improve renovating existing generating units; and phase out outdated capabilities; so as to effectively reduce pollutants emission and control costs on energy saving and environment protection.

4.	Financial risks

In terms of interest rate risk, the debts denominated in RMB accounted for 90% of the Company’s debts while the debts denominated in foreign currencies accounted for 10% of the Company’s debts. 50% of the Company’s debts denominated in foreign currencies are with floating interest rates. Hence, the changes of interest rates will directly affect on the Company’s borrowing costs. The interest rates of both RMB and foreign currencies are at a lower level at present and are not expected to change significantly, thus unlikely to have adverse impact on the Company’s debt costs in the foreseeable future. In terms of currency risk, the Company has certain US dollar and Euro-denominated loans outstanding. Hence, the fluctuations in foreign exchange rates will bring exchange gains or losses to the Company. Nevertheless, given that the foreign currency loans accounted for a relatively low weighting over the debt structure as a whole, the Company expects no significant impact from the recent change of exchange rates.

I.	BUSINESS PLAN

In 2010, on the basis of ensuring safe, stable and increasing power generation, and the Company will (i) continue to seize market opportunities and pursue power market expansion, strive to increase utilization hours, and aim to generate approximately 230.0 billion kWh and reach average utilization hours of 5,100 hours for its coal-fired generating units; (ii) expand the channels of fuel supply, strengthen the management of fuel supply and reduce fuel costs; (iii) reduce operating cost and administrative expenses, strive to strengthen its profitability; (iv) continue its focus on energy saving and environment protection, strive to reduce energy consumptions of the generating units, to ensure sound results of major economic indicators; (v) improve management for those projects under construction, strive to increase the number of new generation units that commence commercial operation, accelerate project development, so as to improve the Company’s ability for sustained growth; (vi) speed up the construction of large coal-fire power plants and co-generation projects, as well as the development of coal-fire integration projects in compliance with the prevailing energy policies of the PRC government; and (vii) optimize its generating capacity structure to ensure sustainable development by increasing its investments in the development of wind power, hydropower, solar power and other clean energy projects, as well as the clean development mechanism projects, with the view to increase the proportion of renewable and new energies in its power generating capacity.

Corporate
Governance Report

The Company has been consistently stressing the importance of corporate governance through promoting innovation on the Company’s system management and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance standards and to maintain high quality corporate governance on an ongoing basis. The Company insists on adopting the principle of “maximizing the benefits of the Company and all shareholders” as the starting point and treats all shareholders fairly in order to strive for the generation of long-term, stable and growing returns for shareholders.

The Company has complied with the provisions of the Code of Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) in this accounting year.

(a)	CODE OF CORPORATE GOVERNANCE PRACTICES

The Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

Apart from complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are adopting a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, acting with honesty and integrity, complying with the law and operating in accordance with the law.

Over the past years, the Company has formulated and implemented the Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; and the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Working Guidelines on Annual Report for the Audit Committee. The Board has proposed certain amendments to the Articles of Association according to the applicable laws and the needs of the Company.

(2)	Enhancing and improving the information disclosure system

The Company has been stressing the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises managers of various departments and headed by the Vice President and the Chief Accountant, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday, chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Measures on the Management of Securities Trading Activities Conducted by Insiders of the Trading, the Measures on Work Management of Securities Finance and Capital Operation, Rules of Procedures for the Shareholders’ Meetings and the Rules on the Management of the shares held by the directors, supervisors and senior management of Huaneng Power International, Inc. and other regulations. Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, the Company’s production, operation and operating results in a timely manner, which shall become the basis of external communication of the Company after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Provisions on Construction Accounting, the Guidelines on Construction Accounting, the Provisions on Fixed Assets Management, Lists of Fixed Assets and the Provisions on Cost Management. The Company’s Board, Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the authenticity and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company realized the separation of personnel in organizational structure and specifically established the relevant institution responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In 2003, the Company initiated an all-rounded plan to enhance the internal management, in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past seven years, the Company had established an internal control strategic plan and highlighted the targets for internal control. Through the implementation of internal control cork in full force, the continuing improvement in the Company’s development power, competitive edge and risk resistance power, the Company has visualized the strategic targets, established a system for internal control and reinforced the work required for internal control systems for the Company, subsidiaries and the power plants. Based on the COSO control framework, the Company had established an internal control procedure that was consistent with the management feature of the Company, designed and promulgated the Internal Control Handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company had kept on various routine self-assessments on internal management, thereby discovering control deficiencies and implementing rectification followed by an all-rounded propaganda and training on the philosophy and knowledge for internal control.

Based on a comprehensive assessment, the management believes that the improvement work to the Company’s internal control and system is effective. These improvement measures had effectively enhance the efficiency regarding the internal control of the financial reports.

The Company was among the first batch of the US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes-Oxley Act. So far, the external auditors had issued the auditor’s report on the Company’s internal control for four successive years without any qualification opinion, the Company has been implementing the internal control work standardisation for establishing a long-term internal control system.

4.
In regard to fund management, the Company has successfully formulated a number of management measures including the Measures on Financial Management, the Interim Measures on the Management of Funds Receipts and Expenses and the relevant examination measures, the Measures on Management of Fund Raising and the Measures on the Management of Bills of Exchange. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged registered accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties and issue individual statements according to the requirements of the China Securities Regulatory Commission (“CSRC”) and the Shanghai Stock Exchange, and there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau of CSRC and urged itself to comply with the relevant provisions at any time.

The above systems and measures have formed a sound management framework for our production and operation. The timely formulation and strict implementation of the above regulations ensures the on-going standardization of operations of the Company and gradual enhancement of corporate management quality. The Company has won many awards including the Gold Award for Board Secretary of Corporate Governance and Social Responsibility, by Shanghai Securities News, Platts Energy, Shanghai Stock Exchange and IR Magazine respectively, Platts Top 250 Global Energy Companies Award 2009 and the Award for Information Disclosure 2009, the Most Progress in Investor Relations Award etc., building a good overall image for the Company in domestic and overseas capital markets.

(b)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company Held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	BOARD OF DIRECTORS

The Company’s Board of Directors comprised 15 members, Mr. Cao Peixi as the Chairman, and Mr. Huang Long as the Vice Chairman of the Board; the Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); other Non-executive Directors are: Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Shan Qunying, Mr. Xu Zujian, Ms. Huang Mingyuan and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors comprising one-third of the members of the Company’s Board of Directors, namely, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

The Board of Directors of the Company has held six meetings during this reporting period including regular meetings and ad hoc meetings (such as communication voting). For the details, please see the announcement.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of Meetings Attended by proxy	Attendance rate (%)

Executive Directors
Cao Peixi	6	4	2	66.67% (Attendance by proxy rate: 33.33%)
Liu Guoyue	6	6	0	100%
Fan Xiaxia	6	3	3	50% (Attendance by proxy rate: 50%)

Non-executive Directors
Huang Long	6	5	1	83.33% (Attendance by proxy rate: 16.67%)
Wu Dawei	6	4	2	66.67% (Attendance by proxy rate: 33.33%)
Huang Jian	6	5	1	83.33% (Attendance by proxy rate: 16.67%)
Shan Qunying	6	4	2	66.67% (Attendance by proxy rate: 33.33%)
Xu Zujian	6	3	3	50% (Attendance by proxy rate: 50%)
Huang Mingyuan	6	6	0	100%
Liu Shuyuan	6	4	2	66.67% (Attendance by proxy rate: 33.33%)

Independent Non-executive Directors
Liu Jipeng	6	5	1	83.33% (Attendance by proxy rate: 16.67%)
Yu Ning	6	5	1	83.33% (Attendance by proxy rate: 16.67%)
Shao Shiwei	6	5	1	83.33% (Attendance by proxy rate: 16.67%)
Zheng Jianchao	6	2	4	33.33% (Attendance by proxy rate: 66.67%)
Wu Liansheng	6	6	0	100%

As stated in each Corporate Governance Report, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the report on the Company’s operating results and makes timely decision. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, half-yearly meetings, first quarterly and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Directors of the Company have submitted their annual confirmation letters of 2009 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained adequate information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and clauses of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including:

(1)	to examine and approve the establishment or cancellation of proposals to develop construction projects;

(2)	to examine and approve the approved proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches;

(3)	to examine and approve plans on the use of significant funds;

(4)	to examine and approve proposals on the establishment or cancellation of branch or branch organs;

(5)	to study issues regarding the power market and power generation, sales and marketing;

(6)	to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

The Chairman of the Company shall sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(d)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management is the same as what has been disclosed in the Corporate Governance Report of 2008.

(e)	NON-EXECUTIVE DIRECTORS

According to the provisions of the Articles of Association, the term of office of members of the Board of the Company shall not exceed three years (including three years) and the members are eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant provisions of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Names of Non-executive Directors	Term of office

Huang Long	13 May 2008-May 2011
Wu Dawei	13 May 2008-May 2011
Huang Jian	27 August 2008-May 2011
Shan Qunying	13 May 2008-May 2011
Xu Zujian	13 May 2008-May 2011
Huang Mingyuan	13 May 2008-May 2011
Liu Shuyuan	13 May 2008-May 2011

(f)	DIRECTORS’ REMUNERATION

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company and to be accountable to the Board. As the executive directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue, Mr. Fan Xiaxia received salary from the Company as executive directors. Their salaries were recorded in the annual total remuneration and determined in accordance with the Company’s internal pay scale. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange using the template set out by the Stock Exchange.

The Sixth Session of the members of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee were Mr. Liu Jipeng, Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, of whom Mr. Liu Jipeng, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Liu Jipeng acted as Chief Member of the Remuneration and Appraisal Committee.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors convened a meeting on 30 March 2009, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2009. In the new financial year, the Remuneration and Appraisal Committee will carry out its work in a timely manner pursuant to the above rules on work according to the actual situation.

During this financial year, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors in 2009	30 March 2009	Liu Jipeng, Liu Guoyue, Shao Shiwei, Wu Liansheng	Xu Zujian, Liu Shuyuan, Zheng Jianchao

(g)	NOMINATION OF DIRECTORS

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is made by the shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the Nomination Committee of the Sixth Session of the Board were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng, of whom Mr. Shao Shiwei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Shao Shiwei acted as the Chief Member of the Nomination Committee.

The operation of the Nomination Committee under the Board of Directors did follow the Detailed Rules on the Work of the Nomination Committee of the Company. On 21 December 2009, the Nomination Committee of the sixth session of the Board of Directors of the Company reviewed relevant information in written form about the candidates for senior management, Mr. Du Daming and Mr. Gao Shulin, and submitted to the Board of Directors the Report on the Review of Qualifications of Candidates for Vice President and Chief Economist of the Company for consideration. In the new financial year, the Nomination Committee will carry out its work in a timely manner pursuant to the above detailed rules on work according to the actual situation.

During the financial year, the attendance of meetings of the Nomination Committee of the Company’s Board of Directors was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

Communication Meeting of the Nomination Committee of the Sixth Session of the Board of Directors in 2009	21 December 2009	Shao Shiwei, Fan Xiaxia Shan Qunying, Huang Mingyuan, Liu Jipeng, Yu Ning, Wu Liansheng	Nil

(h)	REMUNERATION OF AUDITORS

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were appointed as the international and domestic auditors of the Company for 2009. For the twelve months ended 31 December 2009, the total auditors’ remuneration amounted to RMB21.83 million.

(i)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee which is mainly responsible for assisting the Board of Directors in supervising:

(1)	the authenticity of the financial statements of the Company,

(2)	the compliance of the Company with laws and regulatory requirements,

(3)	the qualification and independence of the independent auditors of the Company, and

(4)	the performance of the independent auditors and the internal audit department of the Company.

Members of the Audit Committee of the Sixth Session of the Board of Directors comprised five directors, namely Mr. Wu Liansheng, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei and Mr. Zheng Jianchao. All the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as the Chief Member of the Audit Committee.

During the reporting period, the Audit Committee has held five meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the external auditors has rendered their views and opinion and made certain proposals. The meetings discussed and examined the audit working report of the Audit Department in 2008, the working plan and budget for auditing in 2009, the 2008 financial statements, the 2009 budget report, the 2008 profit distribution proposal, the proposal on appointment of external auditors, the financial report for the first quarter, the interim and the third quarter of 2009 respectively. The Audit Committee submitted to the Board of Directors a work report for the past year and examination reports done in the meetings.

During this financial year, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Sixth Session the Audit Committee in 2009	6 February 2009	Yu Ning, Shao Shiwei, Wu Liansheng	Liu Jipeng, Zheng Jianchao

Second meeting of the Sixth Session of the Audit Committee in 2009	30 March 2009	Liu Jipeng, Yu Ning, Shao Shiwei, Wu Liansheng	Zheng Jianchao

Third meeting of the Sixth Session of the Audit Committee in 2009	20 April 2009	Liu Jipeng, Yu Ning, Shao Shiwei, Wu Liansheng	Zheng Jianchao

Fourth meeting of the Sixth Session of the Audit Committee in 2009	10 August 2009	Yu Ning, Shao Shiwei, Wu Liansheng	Liu Jipeng, Zheng Jianchao

Fifth meeting of the Sixth Session of the Audit Committee in 2009	19 October 2009	Liu Jipeng, Yu Ning, Wu Liansheng	Shao Shiwei, Zheng Jianchao

(j)	RESPONSIBILITY ASSUMED BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant regulations and applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

The reporting responsibility statements made by the auditors of the Company in relation to the financial statements of the Company are set out in auditor’s reports on page 105 to page 106 and page 212 to page 213.

(k)	SENIOR MANAGEMENT’S INTEREST IN SHARES

None of the senior management of the Company holds any shares of the Company.

(l)	STRATEGY COMMITTEE

According to the requirements of regulatory authorities where the Company is listed and the requirements of the Company’s Articles of Association, the Board of Directors of the Company set up the Strategy Committee. The main responsibilities of the Strategy Committee are:

(1)	to study and make suggestions on the Company’s long-term development strategies and plans;

(2)	to study and make suggestions on material investment and financing proposals which require the approval of the Board of Directors;

(3)	to study and make suggestions on material production and operational projects which require the approval of the Board of Directors;

(4)	to study and make suggestions on other material matters affecting the Company’s development;

(5)	to monitor the implementation of the above matters;

(6)	other matters required by the Board of Directors.

The Sixth Session of the members of the Strategy Committee of the Board of Directors comprised seven directors, namely Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao, of whom Mr. Shao Shiwei and Mr. Zheng Jianchao were Independent Non-executive Directors. Mr. Huang Long acted as the Chief Member of the Strategy Committee.

On 20 May 2009, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2009 which was approved after the examination by the Audit Committee of the Board of the Company on 10 August 2009.

On 23 November 2009, the Strategy Committee considered and approved the Risk Analysis Report of Huaneng Power International, Inc. for the first half of 2009.

Currently, the risk management work operates effectively, thus continuously strengthening and improving the internal control and risk management mechanism of the Company.

Social Responsibility
Report

The Board of Directors of the Company together with all the directors thereof guarantee that this Report does not contain any false statements, misleading representations or material omissions and jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this Report.

This Report systematically summarizes the work of Huaneng Power International, Inc. (hereinafter referred to as the “Company”) in 2009 in enhancing its economic performance, environmental performance, social performance and so on, with a view to giving a true presentation of the Company’s fulfillment of social responsibilities in 2009, so as to promote comprehensive and healthy development of the Company.

This Report has been prepared in accordance with the Guidelines on Preparation of “Corporate Report on Performance of Social Responsibilities” issued by the Shanghai Stock Exchange, and with reference to the G3 Sustainable Development Reporting Guidelines issued by Global Reporting Initiative (GRI) and in conjunction with the actual performance by the Company. This Report is the Company’s social responsibility report published to the general public and the data and contents contained herein are on the basis of the Company’s domestic business.

I.	CORPORATE OVERVIEW AND CORPORATE GOVERNANCE

1.	Corporate Overview

Established on 30 June 1994, the Company is principally engaged in the development, construction and operation of large power plants across the PRC with modern technology and equipment as well as domestic and overseas capital. In October 1994, the Company completed its global initial public offering of 1.25 billion overseas listed foreign invested shares (“foreign shares”) and listing of 31.25 million American Depositary Shares (“ADS”) on the New York Stock Exchange in the United States (ticker symbol: HNP). The Company’s foreign shares were listed on The Stock Exchange of Hong Kong Limited (the “SEHK”) by way of introduction (stock code: 902) in January 1998 and subsequently in March successfully completed its global placement of 250 million foreign shares and its private placement of 400 million domestic shares. The Company successfully issued 350 million A shares on the Shanghai Stock Exchange in November 2001, of which 250 million are public shares. At present, the Company has a total of approximately 12.06 billion shares in issue.

As at 31 December 2009, the Company’s controlling generation capacity and the equity-based generation capacity amounted to 48,548MW and 45,340MW respectively. With wide coverage of power plants in 17 provinces, municipalities and autonomous regions in the PRC, the Company is currently one of the country’s largest listed power producers. In addition, the Company has a wholly-owned power company in Singapore.

Since its establishment, the Company, as a power generation enterprise, has been committed to technology, system and management innovations. It has achieved various No.1s among the PRC industry players and completed various milestone projects in the areas such as power technology advancement, power plant construction and management approach, which significantly facilitated the great-leap-forward development of the power business and technological advancement of the power station equipment manufacturing industry in the PRC, and also significantly contributed to the improvement of management standards of the PRC power generation enterprises. In 2000, the Company was awarded the title of “First Class Power Company in China” by State Power Corporation.

2.	Corporate Governance

The Company has been consistently stressing the importance of corporate governance. It has established and continuously enhanced its corporate governance structure, which comprises the general meetings, the Board of Directors, the Supervisory Committee and the president. It has established an operating mechanism which allows the owners, the corporate legal persons and the operators to perform their respective responsibilities, implement checks and balances and coordinate with one another, so that the decision-making power of the Board of Directors over important matters and the supervision power of the Supervisory Committee can be effectively exercised. The Company has actively promoted system and management innovations and strengthened its system development. It has established a preliminary three-level management system to refine its corporate management and to maintain high-quality corporate governance on an ongoing basis. The Company is dedicated to treating all shareholders fairly to strive for the generation of long-term, stable and growing returns for shareholders.

The Company stresses on the importance of information disclosure. The Company has established the Information Disclosure Committee which comprises the Vice President, the Chief Accountant and managers of all departments, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding weekly information disclosure meetings chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. In 2009, the Company held 18 overseas press conferences and published 88 announcements within and outside the PRC to reinforce effective communications with the investors.

II.	SAFETY PERFORMANCE OF THE COMPANY

The Company has adhered to the philosophy of “people-oriented and safety development” and the work style characterized by high standards, stringent requirements, refined management and probable materialization, fully implemented the production safety accountability system at all levels, vigorously promoted the development of the intrinsically safe system, focused on on-site safety management, strictly controlled the “four gates” of management issues, strongly rolled out key missions such as specific rectification of violation of regulations, potential risk identification and rectification, year of production safety, year of infrastructure safety and quality and “three action projects” in relation to production safety, strengthened incident analysis, assessment and responsibility investigation, announced potential risks in a timely manner, reinforced comprehensive control and operational management of equipment, and enhanced the Company’s ability to safeguard protection safety.

The Company has made initial achievements in developing intrinsically safe enterprises. The pilot schemes in respect of the development of Nantong Power Plant and Beijing Co-generation Power Plant as intrinsically safe enterprises have passed the relevant inspection and acceptance. Such success has enhanced the staff’s safety awareness and behavior standards, improved the operational conditions of equipment and the working environment, and diversified safety management measures and methods.

In 2009, the Company did not incur any fatal accidents in production, serious equipment accidents or above, fire accidents, extraordinarily serious traffic accidents, environmental pollution accidents, or accidents which interrupted the safe operation of the power grids. The Company has maintained the overall stability of production safety and ensured the safe and stable power generation during the significant periods such as the National People’s Congress and the Chinese People’s Political Consultative Conference, summer peaks and the celebration of the 60th anniversary of the PRC. The average unplanned outage times of the Company’s generating units were 0.43 times/unit annum, representing a decrease of 0.35 times/unit annum as compared to 2008. The ten power plants of Dalian, Changxing, Weihai, Yushe, Jinling (gas-fired), Dandong, Yuhuan, Qinbei, Yueyang and Shantou did not incur any unplanned outages throughout the year.

III.	ECONOMIC PERFORMANCE OF THE COMPANY

The Company has identified “Revenue increase and cost reduction, and turnaround from recording losses to profits” as its business objectives, strengthened organization and leadership, solved three new market problems associated with power, fuels and capital in a timely manner, enhanced the efforts of internal management and the development of external working environment. The Company’s endeavours to reduce and control losses have demonstrated significant success, contributing to considerable improvement in its operating results.

With budgets as its guideline and assessment as its approach, the Company actively carried out performance management, and established and implemented the Implementation Procedures of Performance Management; further explored potentials and increased efficiency, launched costs and expenses review activities, effectively enhanced control over costs and expenses through review and optimization of the expense structure; prepared monthly budgets and conducted monthly assessments for timely analysis and dynamic adjustment; continuously optimized and improved production and operation analyses, strengthened comprehensive benchmarking management and made continuous improvement, which significantly reduced costs, increased efficiency, saved resources, explored potentials and turned losses into profits.

The Company strengthened the interaction among coal supply, production scheduling and marketing strategies, reinforced and improved the “two assurances and one control” management and control system in fuel management, i.e. assuring higher fulfillment rate of key contracts, assuring steady improvement of the quality of incoming thermal coal input and controlling the purchase price of coal to the full extent, emphasized the two key factors of demand and structure, dynamically optimized coal structure and dynamically reversed power generation costs. The Company timely adjusted its marketing strategies, strengthened its guidance and coordination for key regions, key power plants and key stages, and strived to enhance its power generation efficiency. During the year, the total power generation of the Company’s domestic power plants amounted to 203.520 billion kWh, representing an increase of 10.23% as compared to the corresponding period of the previous year. The Company spared no efforts in tariff adjustment and implementation, and achieved more desirable results when compared with the tariff adjustments made by other industry players in the country. All of the Company’s tariff adjustments were put into practice.

By taking advantage of the favorable opportunities arising from the improvement of the external financing conditions, while satisfying the funding requirements of production and operation, infrastructure projects and capital operation, the Company further enhanced its capital management efficiency and obtained the prime rate for all of its bank loans; by broadening its financing channels and creating new financing products, the Company raised an aggregate fund of RMB33.8 billion (including short-term debentures of RMB10 billion, mid-term notes of RMB4 billion, insurance claims funds of RMB2 billion and trust loans of RMB17.8 billion) at low costs, which effectively reduced the Company’s financing costs and saved an interest expense of nearly RMB700 million. At the end of 2009, the Company had an average financing cost of approximately 4.2% for all of its borrowings, representing a decrease of 25% compared with the benchmark interest rate of the portfolio with the same term, which remained at the forefront in the industry. By actively studying interest rate movements, keeping abreast of market conditions and seizing the timing of implementation, the Company completed an interest rate swap transaction of US$400 million and a forward exchange transaction of US$490 million, allowing it to effectively fix its capital cost, reasonably avoid interest rate and exchange rate risks, and achieve remarkable economic benefits.

IV.	ENVIRONMENTAL PERFORMANCE OF THE COMPANY

1.	Energy saving and environmental protection objectives

During its development, the Company has strictly complied with the country’s environmental regulations, actively fulfilled its environmental responsibilities, optimized its power structure, promoted technological innovations, enhanced resources utilization efficiency, and actively established energy saving and environmental friendly coal-fired power plants. In 2009, the Company achieved all of its energy saving and environmental protection objectives, constructed 4 energy saving and environmental friendly coal-fired power plants, maintained its primary technical and economic indicators at the forefront both at domestic and international levels; the Company accomplished the annual objectives specified in the Letter of Three Energy Saving and Environmental Protection Responsibilities（節能環保三項責任書）.

2.	Energy saving and environmental protection measures

(1)
The Company established an energy saving and emissions reduction steering group headed by the President. The group held meetings regularly and was responsible for the overall coordination and promotion of energy saving and environmental protection. The Company continuously enhanced the relevant energy saving and emissions reduction system and operating mechanism, modified the energy saving and environmental protection planning, revised the Assessment Measures of Energy Saving and Emissions Reduction (Tentative)（《節能減排工作考核辦法》（試行））, aimed to maintain the leading position of its economic and technical indicators, effectively carried out “Year of Energy Saving and Emissions Reduction Indicators Improvement” activities, improved the overall benchmarking of energy consumption indicators, strengthened the analysis and improvement of indicators, optimized the operation of machinery, and explored new modes of maintenance management, with the view of enabling continuous and steady progress of its energy saving and environmental protection efforts.

(2)
The Company actively utilized advanced generating units with large capacity, high parameters and low emissions. Having took the lead in manufacturing and putting into operation domestically-made 1,000MW and 600MW ultra-supercritical units and 600MW supercritical direct air-cooling desulphurization coal-fired units, the Company again manufactured and put into operation in 2009 the first 1,000MW seawater desulphurization unit which has commenced operation in the world — Unit No. 1 of Huaneng Haimen Power Plant, as well as Unit No. 3 of Jinling Power Plant (Coal-fired), the first digital 1,000MW coal-fired unit which fully adopts fieldbus control system in the PRC. As at the end of 2009, 600MW above units accounted for 44.06% of the Company’s total domestic installed capacity, and the Company owned 7 1,000MW ultra-supercritical coal-fired units, accounting for 33% of the total number of the country’s 1,000MW ultra-supercritical coal-fired units .

(3)
The Company thoroughly implemented the “Several Opinions Regarding Acceleration of Closing Down of Small Coal-fired Power Generating Units” issued by the State Council, seriously implemented the arrangement of “replacing small units with larger units” in the power industry nation-wide proposed by the energy saving and emissions reduction work conference, took further actions to phase out obsolete production capacity, and reduced resource consumption and pollutant emissions. In 2009, the Company closed down small units of 780MW. As at the end of 2009, the Company had accumulatively closed down (dismantled) small units of 1,676.75MW, including the closing down of unit capacity of 578.15MW as required in the Letter of Responsibility for Closing Down Small Coal-fired Power Generating Units for the 11th Five-Year Plan signed with the PRC Government, representing a 100% performance rate. As at the end of 2009, the Company’s 200MW below coal-fired generating units had a installed capacity of 1,135MW, accounting for 2.34% of the Company’s total domestic thermal power generation capacity.

(4)
In 2009, the Company invested a technological transformation fund of RMB439 million in desulfurization transformation. As at the end of 2009, all of the Company’s coal-fired power generating units realized desulfurization operation.

The Company strengthened the operation and maintenance management of environmental protection equipment to ensure that the equipment runs stably and various pollutant emissions meet the relevant standards. In 2009, despite of the year-on-year increase in the power generation capacity of coal-fired units, the Company’s sulfur dioxide emissions reduced by 70% as compared with the same period of the previous year.

(5)
The Company actively applied new technologies and processes in the energy-saving transformation of the existing units, focused on the rectification of some energy-intensive units, and achieved remarkable results. For example, after the Boiler No. 1 of Shidongkou First Power Plant began to burn bituminous coal instead of meager coal, the boiler efficiency increased by 3 percentage points, representing a reduction of 10g/kWh in coal consumption for power supply.

(6)
In 2009, the Company approved 77 technology projects. The planned amount for the projects of the year totalled RMB83.69 million and was mainly utilized in solving production problems, infrastructure application technology, forward-looking basic technology research and development, new energy technology and high and new technology research, such as unit indicator optimization analysis, test and analysis of high-temperature materials, special coal burning technology, comprehensive utilization of desulfurization by-products and renewable energy resources and technology research. These technological advancements had made remarkable contributions to the implementation of the Company’s energy saving and emissions reduction, the enhancement of the reliability of production equipment, the improvement in the optimization requirements of infrastructure project designs and the planning of the Company’s long-term development.

3.	Energy saving and environmental protection performance

In 2009, the Company achieved remarkable results in energy saving and environmental protection. It accomplished the annual objectives specified in the Letter of Three Energy Saving and Environmental Protection Responsibilities, without violating the environmental laws and regulations of the PRC.

In 2009, the Company consumed 89.07 million tons of raw coal and recorded an average coal consumption for power supply of 320.10g/kWh, representing a decrease of 5.84g/kWh as compared to the same period of the previous year.

In 2009, the coal-fired units of Company consumed 197.42 million tons of water, which was primarily derived from rivers, lakes, seas, groundwater, rainwater, and so on.

In 2009, the sulfur dioxide emissions of the Company reduced by 70% as compared with 2008. The performance values of sulfur dioxide and nitrogen oxides for the year were 0.79g/kWh and 1.71g/kWh respectively, representing a decrease of 2.08g/kWh and 0.2 g/kWh respectively as compared to the same period of the previous year.

V.	SOCIAL PERFORMANCE OF THE COMPANY

1.	Protection of staff benefits

(1)	Staff Overview

With the belief that human resources are the forefront important assets, the Company actively implements the strategy of developing the enterprise by talents, focuses on the tri-tasks of attracting, nurturing and making good use of talents, accelerates the establishment of a team with high-level and highly skilled talents as the core members. As a result, a team of talents which is well-structured, professionally equipped, of excellent quality, devoted to careers in Huaneng and in line with the Company’s developmental and strategic needs was formed.

As at the end of 2009, the Company had 33,587 employees, 59% of whom had tertiary qualifications and above. Intermediate and higher level professional technicians accounted for 50% of the total staffing with professional and technical qualifications.

Academic qualification structure of staff

Structure of professional technical staff

(2)	Rights protection

The Company consistently implements a fair, just and open employment policy and endeavors to create a market-oriented employment mechanism. Leveraging on the implementation of the Employment Contract Law and the Regulation on the Implementation of the Employment Contract Law, the Company actively organizes courses on regulations such as the Employment Contract Law and the Regulation on the Implementation of the Employment Contract Law and legally signs employment contracts with all employees in order to further strengthen the management of employment contracts.

The Company focuses on the improvement of the Staff Representative Congress System and the Plant Affairs Publicity System, supports the staff’s active participation in democratic management and guarantees the staff’s full entitlement to the rights to be informed, participate, express and supervise. The Company improved the responsibility system for complaint handling and formulated the system and standards for staff’s benefit claims.

All of the Company’s affiliated enterprises have established trade unions in accordance with the Trade Union Law, and the staff’s entry rate remained 100%. Trade unions at all levels seriously perform their duties, sign collective contracts with the enterprises on behalf of the staff, safeguard the staff’s legal interests, encourage the staff to participate in management decision making, jointly accomplish the economic objectives of the enterprises, and assist in mediating disputes between the staff and the enterprises.

The Company attaches great importance to the staff’s health and safety. All of its affiliated enterprises have established a protection mechanism for the staff’s health and safety. The enterprises organize physical examinations for all staff annually and also special physical examinations for the staff who are exposed to the sources of occupational hazards.

(3)	Incentives and protection

The Company further improved its remuneration allocation system, devised a series of remuneration management procedures in line with the overall strategies, standardized the pay system and criteria, and optimized the income allocation structure. Staff remuneration is determined in accordance with the principles of “determining salaries based on the position, receiving compensation based on performance, giving priority to efficiency and emphasizing fairness” and is linked to individual performance, establishing a scientific and effective incentive mechanism.

The Company actively promoted reform in corporate social security system, improved the basic retirement, medical and unemployment insurance systems, standardized the corporate annuity system, showed concern about the staff’s production and living, actively organized “warmth and care delivery” activities, and provided support and help for staff in need.

2.	Support for staff development

(1)	Staff training

The Company emphasized training for all staff, took full advantage of Huaneng systematic training resources, strengthened the cooperation with external training organizations, developed multiple-level, multi-channel and multi-dimensional training, and strived to reinforce general competence of the staff. The major types of training include: orientation training, position training, skill training, continuing education and international cooperation training.

As at the end of 2009, the Company had 6 state-level talents, including 1 member of the “National Hundred, Thousand and Ten Thousand Talent Project” and 5 persons who enjoyed special government allowance. The Company had 9 national technical experts, 24 technical experts of central enterprises, and 11 technical experts of the power industry.

(2)	Development opportunities

The Company emphasized the provision of growth opportunities to its staff so as to realize joint development of the staff and the enterprise. The Company accelerated the development of advanced organizations with “Quaternion Excellence”, established the exchange and training system for cadres, reinforced the training of substitute cadres, and rejuvenated the cadres. The Company established an employment mechanism of “position competition and talent selection”, and organized multi-level skill competitions and achievement evaluation activities so as to provide high caliber talents with opportunities to stand out.

3.	Social charity

In 2009, the Company actively fulfilled its social responsibility, proactively undertook the Huaneng’s Transitional Power Project in Assisting to Rebuild Tibet, and created “Huaneng quality and Huaneng speed” on the snowy plateau. The Company donated a total of RMB6.308 million to support local social charity. In addition to the new village development projects approved in 2009, the new village development projects in Chongqing, to which Luohuang Power Plant  donated RMB24 million, were completed in the same year.

In the future, the Company will continue to strive for the generation of long-term, stable and growing returns for shareholders; strive for the provision of adequate, reliable, environmental friendly power for the society; strive for capturing the leading position at both domestic and international levels, as well as developing itself as a first-class listed power producer with low resource consumption, low pollutant emissions, desirable economic benefits and great overall strength.

23 March 2010

Investor Relations Report

☐	PHILOSOPHY OF INVESTOR RELATIONS

Huaneng International always highly values the management of investor relations since its listing. The Company communicates with all investors in a wholehearted, equal and respectful manner through timely and diversified two-way channels, enhancing the management of investor relations of the Company. In addition, the Company also values the two-way interactive communication of “disclosure” and “adoption”. “Disclosure” - the Company discloses information of the Company including financial position and operating performance to investors accurately, fairly and comprehensively, which helps investors understand and recognize the current situation and future development strategy of the Company. “Adoption” - the Company has in place multiple channels to collect opinions of investors to adopt suggestions and ideas related to the operating activities of the Company. Such two-way communication effectively improves the operation management ability of the Company and ultimately maximizes the interests of the Company as a whole and all shareholders.

☐	INVESTOR RELATIONS WORK SYSTEM

●	Establishing meticulous organization and enhancing system development

The Company has set up special-purpose information disclosure organizations (Information Disclosure Committee and Information Disclosure Work Group) and holds routine information disclosure meetings every Monday, making clear the work flow for information disclosure of the Company and guaranteeing the compliance and time-effectiveness of information disclosure.

In the meantime, the Company has established the Measures on Information Disclosure Management, the Measures on Investor Relations Management and the Detailed Rules on the Work of the Information Disclosure Committee, setting out in detail the basic principle, targets and contents of disclosure. The issue and implementation of these regulations further improved the information disclosure system of the Company and enhanced the discipline of the Company’s information disclosure.

In addition, the Company has also made the Internal Control System according to Sections 302 and 404 of Sarbanes-Oxley Act of 2002 and prepared the Internal Control Handbook, further enhancing the corporate governance and ensuring true, timely, accurate and complete information disclosure.

Having established a complete and effective control system, the Company has been able to control potential risks in information disclosure effectively and ensure that all information disclosed by the Company is regulated and effective for the last 15 years since its listing. With its timely, accurate and sufficient information disclosure, the Company has received recognition by domestic and overseas investors and won various honors granted by domestic and overseas investment institutions and professional institutions.

●	Expanding channels and effective communication

In view of the different needs and nature of different investors - existing investors, potential investors, institutional investors and retail investors, the Company holds a variety of investor relations activities in various forms including telephone, emails, analyst conference, one-to-one meetings, investment forums, roadshows reverse roadshow according to the characteristics of different investors, with a view to achieve all-round and effective communication and establish long-term stable relations of mutual trust.

The Company handles daily calls and visits made by investors properly. By consistently updating and sorting out investor database, expanding the investor communication network of the Company, holding two-way interactive investor relation activities, the Company is able to enhance the understanding and knowledge of investors about the Company, adopt suggestions and ideas put forward by investors, create two-way communication channels and platforms for communication with investors and maximize the interests of the Company and investors.

●	Timely disclosure and continuous follow-up

The Company discloses information of the Company in a true, accurate, complete and timely manner strictly according to the requirements of regulatory authorities of listing places, increasing the transparency of and attention to the Company and enhancing the image of the Company in capital markets. In the meantime, the Company follows up feedbacks from investors consistently and ensures effective communication, with a view to establish stable investor relations.

The Company held 18 overseas press conferences and issued 88 overseas announcements in 2009.

☐	NOTICE TO SHAREHOLDERS

●	Dividend distribution

The Board resolved to propose for the year ended 31 December 2009 a dividend of RMB0.21 (inclusive of tax) per share. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi. Save for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, dividends on other foreign shares will be paid in US dollars. Exchange rates for dividends paid in US dollars and Hong Kong dollars are USD1 to RMB6.82625 and HK$1 to RMB0.87956 respectively. All the dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

☐	SHAREHOLDERS RETURN

●	Performance of share price

The performance of the Company’s ADS traded on the New York Stock Exchange in 2009 was as follows: opening price: USD29.16/ADS, highest price: USD34.43/ADS, lowest price: USD21.60/ADS, closing price: USD22.40/ ADS, representing a decrease of USD6.78/ADS (23.34%) as compared to the previous year. The performance of the Company’s shares traded on the Hong Kong Stock Exchange in 2009 was as follows: opening price: HKD5.60/share, highest price: HKD6.71/share, lowest price: HKD4.19/share, closing price: HKD4.39/share, representing a decrease of HKD1.21/share (21.60%) as compared to the previous year.

The performance of the Company’s shares traded on the Shanghai Stock Exchange in 2009 was as follows: opening price: RMB6.95/share, highest price: RMB9.70/share, lowest price: RMB6.67/share, closing price: RMB8.01/share, representing an increase of RMB1.09/share (15.75%) as compared to the previous year.

☐	DIVIDENDS

●	Dividend policy

The Company maintains a positive, balanced and stable dividend policy, persistenly increases its earning power, striving for realisation of increasing returns to shareholders.

●	Declaration of dividends

Since listing, the Company has been given tremendous support and concern by shareholders. The Company has also throughout the years rewarded shareholders with a persistent, stable and increased retun. The Company has been declaring dividends every year since 1998. The accumulate dividend paid amounted to RMB23.283 billion.

	Dividend	Earnings	Dividend
Year	per share	per share	weighting
	(RMB)	(RMB)

1994		0.17
1995		0.24
1996		0.27
1997		0.33
1998	0.08	0.33	24.24%
1999	0.09	0.33	27.27%
2000	0.22	0.44	50.00%
2001	0.30	0.60	50.00%
2002	0.34	0.65	52.31%
2003*	0.50	0.90	55.56%
2004	0.25	0.44	56.82%
2005	0.25	0.40	62.50%
2006	0.28	0.50	56.00%
2007	0.30	0.51	58.82%
2008	0.10	-0.33

*	The Company’s dividend plan for 2003 included a cash dividend of RMB5.00 together with bonus issue of 10 shares, for each 10 shares.

☐	INVESTOR RELATIONS ACTIVITIES HELD BY THE COMPANY

●	Press Conferences

The Company has organized one press conference in Hong Kong, one large-group presentation with Hong Kong investment analysts, one large-group presentation with PRC investment analysts and fund managers, two global telephone conferences for the quarterly results and a global telephone conference for the results of the first half of the year.

●	Visits by and general enquiries from investors

The Company has received more than 100 groups of institutional investors for company visits and about 200 telephone enquiries from investors in the year.

●	Investors Forum

In 2009, the management of the Company has attended 5 large investment forums in which it met more than 100 institutional investors.

●	Power Plant Visits

The Company organized 22 PRC and overseas investment analysts to visit the Huaneng Beijing Co-generation Power Plant. Through the site visit and discussion with the management of the power plant, the analysts were deeply impressed by the facilities and management quality of Huaneng Beijing Co-generation Power Plant. In particular, they expressed their concern and affirmation on the series of environmental protection measures taken by Huaneng Beijing Co-generation Power Plant.

Information about Huaneng Beijing
Co-generation Power Plant

Huaneng Beijing Co-generation Power Plant is currently the first high efficiency environmental friendly green power plant that has flue-gas desulphurization, denitrification carbon dioxide capture and combined cooling-heating-power in urban water usage. Environmental standards of the power plant are at a leading level in China and an advanced level in the world. The power generation of Huaneng Beijing
Co-generation Power Plant accounts for approximately 10% of electricity consumption in Beijing. The annual heat supply of the plant accounts for approximately 30% of the centralized heat supply area in Beijing. The power plant is currently the electricity and heat co-generation of the largest heat supply capacity in China.

Report of the
Board of Directors

The Directors hereby submit their annual report together with the audited financial statements for the year ended 31 December 2009.

RESULTS SUMMARY

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2009.

For the twelve months ended 31 December 2009, the Company recorded operating revenue of RMB76.863 billion, representing an increase of 13.31% compared to the same period of the previous year, and profit attributable to equity holders of the Company of RMB4.930 billion, representing an increase of 225.19% as compared with the same period of 2008. Earnings per share amounted to RMB0.41. The Board is satisfied with the Company’s performance last year.

The Board of the Company proposed to declare a cash dividend of RMB0.21 (inclusive of tax) for each ordinary share of the Company held by shareholders.

BUSINESS REVIEW OF YEAR 2009

In 2009, in response to the international financial crisis and complicated operating situation, the management and all the staff of the Company worked together closely to overcome difficulties and make progress, achieving the target of turning a loss into a gain and in the meantime fulfilling the responsibility of supplying sufficient, reliable and clean electricity for the society. The Company also achieved new results in all aspects including safe production, operation management, energy saving, environmental protection, project development, capital operation and corporate governance. In Singapore, Tuas Power Ltd. recorded the best annual operating results since its incorporation despite of a complicated market environment, making contribution to the profit growth of the Company.

1.	OPERATING RESULTS

For the twelve months ended 31 December 2009, the Company recorded a net operating revenue of RMB76.863 billion, representing an increase of 13.31% compared to the same period of 2008. The Company achieved an equity profit of RMB4.930 billion, representing an increase of 225.19% as compared with the same period of last year, with an earnings per share of RMB0.41.

As at the end of 2009, net asset per share amounted to RMB3.49, representing an increase of 14.05% over 2008.

The Audit Committee of the Company convened a meeting on 22 March 2010 and reviewed the 2009 annual results of the Company.

2.	POWER GENERATION

In 2009, the Company’s total domestic power generation from all operating power plants on a consolidated basis amounted to 203.520 billion kWh, representing a 10.23% increase as compared to the same period of the previous year. The increase in the Company’s power generation was mainly attributable to the newly acquired power plants and the commencement of new generating units. The annual average utilization hours of the Company’s coal-fired generating units reached 5,220 hours, representing 381 hours above the average rate of the coal-fired generating units in China.

In 2009, the accumulated power generation of Tuas Power Ltd. in Singapore accounted for a market share of 24.3%, which was similar to the same period of the previous year.

3.	COST CONTROL

In 2009, the coal supply condition was relatively complicated. The Company had re-inforced the communication and negotiation with its key suppliers, thus maintained an efficient major source of coal supply. At the same time, the Company also kept close track on the international market and increased the procurement of imported coal. The Company actively developed and utilized the available internal resources of China Huaneng Group (“Huaneng Group”), took full advantage of the economies of scale and management strength and made efforts to reduce the purchase price of fuel, so as to control fuel costs effectively.

The unit fuel cost of the Company’s domestic power plants was RMB215.73 per MWh in 2009, representing a decrease of 13.50% from the previous year.

4.	ENERGY SAVING AND ENVIRONMENTAL PROTECTION

The Company highly values energy saving and environmental protection. All the newly built generating units have been installed with flue-gas desulphurization facilities and at the same time the Company reinforced the environmental protection and enhancement work of the existing units. As at the end of 2009, all of the Company’s existing coal-fired generating units have installed with flue-gas desulphurization facilities.

In 2009, the average equivalent availability ratio of the Company’s domestic power plants was 91.95%. The average coal consumption rate for the power generated for the whole year of the Company was 301.18 gram/kWh, 5.47 gram/kWh lower than that of the same period of the previous year. The average coal consumption rate for power sold was 320.10 gram/kWh, representing a decrease of 5.84 gram/kWh as compared to the same period last year and 21.9 gram/kWh lower than the average level of the nation. The weighted average house consumption rate was 5.25%. The technical and economic indicators of the Company are maintained at a leading level in the PRC.

5.	PROJECT DEVELOPMENT

The construction projects of the Company progressed smoothly. Two 1,036MW ultra-supercritical coal-fired generating units at Guangdong Haimen Power Plant Phase I (Units 1 and 2), two 660MW coal-fired generating units at Jiangxi Jinggangshan Power Plant Phase II (Units 3 and 4), two 330MW coal-fired generating units at Liaoning Yingkou
Co-generation (Units 1 and 2), two 350MW coal-fired generating units at Shandong Jining Co-generation (Units 1 and 2), one 1,030MW coal-fired generating unit at Jinling Power Plant (Coal-Fired) in Nanjing, Jiangsu (Unit 3) and Inner Mongolia Huade Wind Power (with a total capacity of 49.5MW) have commenced operation in 2009. In addition, two 600MW coal-fired generating units at Gansu Pingliang Power Plant Phase II (Units 5 and 6) have completed the 168-hour trial run in February and March 2010, respectively.

On the other hand, Unit 4 (110MW) at Jining Power Plant in Shandong Province, Unit 2 (220MW) at Huaiyin Power Plant in Jiangsu Province and two 225MW coal-fired generating units at Xindian Power Plant in Shandong Province was closed during the year. The capacity of Unit 1 and Unit 4 of Shanghai Shidongkou I Power Plant has increased from 320 MW and 300 MW to 325 MW and 325MW, respectively. The capacity of each of Units 1, 2 and 3 of Pingliang Power Plant in Gansu Province has increased from 300 MW to 325 MW. The generation capacity of Sichuan Hydropower, in which the Company holds 49% interest, increased by 295MW in 2009.

To date, the Company had an equity-based generation capacity of 45,912MW and a controlling generation capacity of 49,433MW.

The preliminary work of planned projects of the Company also progressed smoothly. The overseas business has been further expanded. Tembusu multi-utilities complex of Tuas Power Ltd. (Singapore) has commenced the construction work.

6.	CAPITAL OPERATION

(1)
The acquisition of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company by the Company from Huaneng Group and Huaneng International Power Development Corporation (“HIPDC”), respectively took effect in September 2009. The controlling generation capacity and the equity-based generation capacity of the Company thus increased by 2,045MW and 1,006MW, respectively.

(2)
The acquisition through which the Company acquired 65% equity interest in Huaneng Qidong Wind Power Generation Co. Ltd. from Huaneng New Energy Industrial Holding Co. Ltd. took effect in September 2009. The controlling generation capacity and the equity-based generation capacity of the Company thus increased by 92MW and 60MW, respectively.

(3)
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited for acquiring various power plants (together with their ancillary coal mines), marine transportation facilities and port assets owned by ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited. The acquisition is being vetted by the relevant government authorities. The target assets of the acquisition will fully capitalise the advantages of joint operation of coal enterprises and power enterprises, thus providing long-term stable income for the Company. The acquisition also brings about the combined synergy effect from the facilities of coal, power and harbour, which is conducive to cultivate new profit growth points of the Company.

7.	FUND RAISING

On 15 January 2010, the 8th Meeting of the Sixth Session of the Board of Directors approved in writing the scheme for non-public issue of A Shares and the non-public issue of H Shares. The parties participating in the non-public A Share issue will consist of not more than 10 designated investors including Huaneng Group. The party participating in the non-public H Share issue is China Hua Neng Group Hong Kong Limited (“Hua Neng HK”). All participating parties will subscribe for the shares in cash. The number of A Shares and H Shares to be issued under the non-public issue will not exceed 1,200 million A Shares and 400 million H Shares respectively. The issue price per A Share would be not less than RMB7.13. The final subscription price per A Share will be ascertained on the book-building basis after obtaining the approvals for the new issue. The issue price per H Share is HKD4.97.

At present, the proposed issue has been approved at the general meeting and at the respective class meetings of the Company as well as by the State-owned Assets Supervision and Administration Commission of the PRC State Council (“SASAC”). According to the applicable regulations, the proposed issue is still pending approvals by other competent governmental authorities.

PROSPECTS FOR 2010

In 2010, the impact of the international financial crisis still remains. The economy of China has witnessed relatively strong recovery, but there are still many uncertainties. The Company still faces challenges as well as opportunities in its development.

Regarding the power market, on the basis that the economic conditions of the PRC is further improving, power demand will maintain a trend of gradual growth, bringing about an opportunity for the Company to increase power generation. However, nationwide installed capacity keeps increasing significantly, bringing pressure on the growth of power utilization hours of the Company. In addition, the advancement of power system reform and the implementation of policies such as energy-saving power generation and dispatch will further consolidate the advantage of scale and leading position of the Company and further promote the efficiency and the strength of the Company, but in the meantime, this will bring certain uncertainties to the operations of the Company.

Regarding the coal market, the domestic annual thermal coal contracts signed by the Company provide fundamental protection for the coal supply for the Company. The contract on imported coal signed by the Company will stabilize price as well as ensuring essential resources supplement for coal supply of the Company’s power plants located in the coastal regions. However, there may be new problems and challenges in the stability of coal supply and coal price due to the influence of changes in the coal market and the railway transport capacity. The Company faces pressure on cost control as a result.

Regarding the capital market, China will continue to implement positive fiscal policies and moderately relaxed monetary policy, maintain continuity and stability of macro economic policies, and in the meantime make efforts to increase the pertinence and flexibility of policies according to new situations. This poses new requirements on the Company in watching closely the impact of macro economic policies (especially changes in monetary policies) on the Company, adjusting the Company’s financing strategy timely, ensuring fund supply and reducing financing costs.

In 2010, on the basis of ensuring safe and stable production and maximizing power generation, the Company will achieve the annual power generation of the Company’s domestic power plants to 230 billion kWh, and increase the coal-fired generating unit utilization hours of the Company to 5,100 hours. The Company will actively expand fuel supply channels, enhance fuel cost management and strive to reduce fuel costs; control production costs strictly, consolidate and increase the profitability of the Company; continue its focus on energy saving and environment protection, keep reducing energy consumption levels and keep major technical and economic indicators positive; enhance the management of projects in progress, enhance the operation of new generating units, accelerate project development and increase the ability of the Company in sustainable development. In accordance with the guidance of the government on energy policies, the Company will accelerate the construction of highly efficient, environment friendly and large-scale thermal power bases, accelerate the construction of co-generation projects, speed up the development of coal and power integration projects, push forward the development of clean energy, such as natural gas and wind power projects, push forward the development of CDM projects, increase the weighting of clean energy of the Company and improve power generation structure to ensure sustainable development of the Company.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the Financial Highlights on page 12 for summary of the operating results and assets and liabilities of the Company and its subsidiaries as at 31 December 2009 and for the accounting year then ended.

Please refer to pages 107 to 108 and 216 to 217 of the financial statements for the operating results of the Company and its subsidiaries for the accounting year ended 31 December 2009, which have been reviewed by the Company’s Audit Committee.

DISTRIBUTABLE RESERVE

Distributable reserve of the Company as at 31 December 2009, calculated in accordance with its Articles of Association is set out in Note 20 to the financial statements prepared under International Financial Reporting Standards (“IFRS”).

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB23.283 billion paid.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy, keep increasing its profitability and achieve continuous growth of return on equity.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.21 (inclusive of tax) for each share to all shareholders for the year 2009. All dividend will be paid after the shareholders’ approval is obtained at the annual general meeting of the Company.

In accordance with the Enterprise Income Tax Law of the PRC and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. Any H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company has not yet confirmed the date for convening the 2009 annual general meeting, the record date nor the period for closure of register to determine shareholder’s qualification of receiving the dividend, the Company will announce such details in the notice of annual general meeting to be published upon the confirmation thereof. The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members of the Company as of the record date.

During the reporting period, there was no change in the Company’s accounting estimates, nor was there any rectification of major accounting errors. Please refer to Note 2 to the financial statements prepared under IFRS for details of new standards and amendments to standards adopted for the first time to the financial year beginning 1 January 2009.

PRINCIPAL BUSINESS

The domestic power plants of the Company and its subsidiaries are located in 17 provinces, provincial-level municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore. The core business of the Company is to develop, construct and operate large scale power plants throughout the country by making use of modern technology and equipment and financial resources available domestically and internationally. The power plant facilities of the Company are technically advanced, highly efficient and stable.

SUBSIDIARIES AND ASSOCIATES

Please refer to Notes 9 and 8 to the financial statements prepared under the IFRS for details of the Company’s subsidiaries and associates respectively.

BONDS

During the year, the Company issued RMB4 billion medium-term notes and RMB10 billion short-term debentures in meeting its operational needs.

BANK LOANS AND OTHER BORROWINGS

Please refer to Notes 22 and 28 to the financial statements prepared under the IFRS for details of bank loans and other borrowings of the Company and its subsidiaries as at 31 December 2009.

CAPITALIZED INTERESTS

Please refer to Note 7 to the financial statements prepared under the IFRS for details of the capitalized interests of the Company and its subsidiaries during the year.

PROPERTY, PLANTS AND EQUIPMENT

Please refer to Note 7 to the financial statements prepared under the IFRS for details of properties, plants and equipment of the Company and its subsidiaries during the year.

RESERVES

Please refer to the consolidated statement of changes in equity prepared under the IFRS on pages 112 to 113 for the details of statutory reserves of the Company and its subsidiaries.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for year 2009 were China Shenhua Energy Company Limited, Shanxi Guoyang New Energy Joint Stock Company, China Coal Energy Company Limited, Shanxi Province Coal Transportation and Sales (Group) Company Limited and Huaneng Hulunbein Energy Development Limited Company, respectively. The total purchase from them amounted to approximately RMB9.95 billion, representing approximately 22.1% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customers. The five major customers of the Company and its subsidiaries for the year 2009 were JiangSu Electric Power Company, ZheJiang Electric Power Corporation, Liaoning Province Power Corporation, Singapore Energy Market Company Pte. Ltd. and ShanDong Electric Power Corporation. The five customers accounted for approximately 56% of the total operating revenue for the year while the largest customer (JiangSu Electric Power Company) accounted for approximately 14% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) had any interests in the five major suppliers and customers of the Company mentioned above in 2009.

CONTINUING CONNECTED TRANSACTIONS AND CONNECTED TRANSACTIONS

The following are the major continuing connected transactions and connected transactions of the Company in 2009 according to the requirements of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

1.	Continuing Connected Transactions with Huaneng Group and HIPDC

The major continuing connected transactions of the Company are those transactions conducted between the Company and certain subsidiaries and/or associates of Huaneng Group. Huaneng Group directly holds 8.75% of the total issued share capital of the Company. Through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited, Huaneng Group indirectly holds certain H shares of the Company, representing 0.17% of the issued shares of the Company. In addition, Huaneng Group holds 51.98% direct interest and a 5% indirect interest in HIPDC which in turn holds 42.03% of the total issued share capital of the Company. Therefore, Huaneng Group is a connected person to the Company and transactions of the Company with those subsidiaries and/or associates of Huaneng Group constitute connected transactions of the Company under the Listing Rules. The purposes of the Company to enter into such continuing connected transactions with those connected persons were to meet the operational needs of the Company and to get the most favourable terms and conditions from the market from the Company’s perspective. The relevant information regarding the continuing connected transactions was set out in the announcement and circular of the Company on 22 October 2008 and 7 November 2008, details of which are summarised as follows:

(i)
Huaneng Group Framework Agreement entered into between the Company and Huaneng Group on 21 October 2008 for a term commencing on 1 January 2009 and expiring on 31 December 2009. Pursuant to the Huaneng Group Framework Agreement, the Company would conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

•
Purchase of ancillary equipment and parts for the purpose of renovation and maintenance, at terms and the prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by an independent third parties for the same or similar type of ancillary equipments and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2009, the annual cap of the purchase of ancillary equipment and parts was RMB1.12 billion. The actual transaction amount as at 31 December 2009 was RMB876.015 million.

•
Purchase of coal and transportation services for power generation, at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchase of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2009, the annual cap of the purchase of coal and transportation was RMB8.39 billion. The actual transaction amount as at 31 December 2009 was RMB4,208.865 million.

•
Leasing of power transmission facilities, land and office spaces for operational needs, at terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of facilities, land and office spaces. In addition, the payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2009, the annual cap of the leasing of power transmission facilities, land and office spaces was RMB169 million. The actual transaction amount as at 31 December 2009 was RMB168.705 million.

•
Purchase of technical services and engineering contracting services for the Company’s operation and production needs, at terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of technical services and engineering contracting services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2009, the annual cap of the purchase of technical services and engineering contracting services was RMB237 million. The actual transaction amount as at 31 December 2009 was RMB201.058 million.

(ii)
Huaneng Finance Framework Agreement entered into between the Company and China Huaneng Finance Corporation Limited (“Huaneng Finance”) on 21 October 2008 for a term of three years commencing on 1 January 2009 and expiring on 31 December 2011. Each of Huaneng Group and the Company holds 51% and 20% equity interests in Huaneng Finance, respectively.

Pursuant to the Huaneng Finance Framework Agreement, the Company would from time to time place deposits with Huaneng Finance at rates which would no less favourable than those offered by independent third parties for provision of similar services to the Company. As no security over the assets of the Company is granted in respect of the note discounting services and loan advancement services provided by Huaneng Finance, such transactions are exempt from reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Listing Rules.

For the period from 1 January 2009 to 31 December 2011, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis would not exceed RMB6 billion. For the year ended 31 December 2009, the maximum balances of deposits placed with Huaneng Finance was RMB5,858.565 million.

2.	Continuing Connected Transactions with Temasek and its subsidiaries and associates

Following completion of the acquisition of SinoSing Power by the Company, TPGS Green Energy Pte. Ltd. (“TPGS”) became an indirect nonwholly owned subsidiary of the Company of which 75% is owned by Tuas Power Ltd. (“Tuas Power”), an indirect wholly owned subsidiary of the Company, and the remaining 25% is owned by Gas Supply Pte. Ltd. (“GSPL”), which is a subsidiary of Temasek Holdings (Private) Limited (“Temasek”).

Temasek therefore became a substantial shareholder of a subsidiary of the Company and a connected person of the Company under the Listing Rules. Accordingly, the following transactions constitute continuing connected transactions of the Company:

(i)
The Vesting Contract dated 23 September 2003 entered into between Tuas Power and SP Services Limited (“SP Services”) (as supplemented by an addendum dated 1 April 2004 between the parties). SP Services is an associate of Temasek.

Pursuant to the Vesting Contract, SP Services has been allocating certain hedge quantities to Tuas Power and fixing certain hedge prices between the parties in accordance with the terms of the Vesting Contract, which shall terminate after midnight of 31 December 2009 if the Energy Market Authority of Singapore declares that the control of market power is no longer necessary, or upon an event of default or if a party is unable to perform any material provision of the Vesting Contract due to any law or directive of the Energy Market Authority of Singapore.

Depending on the vesting contract reference price and the regulated hedge price from time to time determined in accordance with the terms of the Vesting Contract and by the Energy Market authority of Singapore, payments are made under the Vesting Contract.

(ii)	The Market Support Services Agreement dated 15 November 2002 entered into between Tuas Power Supply Pte. Ltd. (“TPS”) and SP Services, which is an associate of Temasek.

Pursuant to the Market Support Services Agreement, SP Services has been providing the market support services to TPS. The Market Support Services Agreement continues indefinitely until terminated by TPS upon giving 90 days prior written notice to the other party or upon notice given by the non-defaulting party in any event of default by the defaulting party.

The charges payable (inclusive of vesting settlement) under the Market Support Services Agreement are in line with the regulated price from time to time approved by the Energy Market Authority of Singapore.

(iii)
The Retailer Use of System Agreement dated 26 September 2002 entered into between TPS and Power Grid Limited, which subsequently assigned its rights to SP PowerAssets Limited. SP PowerAssets Limited is an associate of Temasek.

Pursuant to the Retailer Use of System Agreement, SP PowerAssets Limited has been providing electricity transmission services to TPS customers where TPS is providing retailer consolidated billing to customers of TPS. The Retailer Use of System Agreement continues indefinitely unless terminated by the nondefaulting party in the event of default by the other party. It may be automatically terminated upon the voluntary disconnection of all facilities or equipment of TPS’s consumers from the transmission system where no re-connection has occurred within 30 days of such disconnection.

The Retailer Use of System Agreement shall also automatically terminate upon the involuntary disconnection of all TPS’s consumer’s connected facilities in accordance with the agreement on the 61st day after the date of disconnection.

The charges for the services are in line with the regulated price from time to time approved by the Energy Market Authority of Singapore.

(iv)
The End User Agreement dated 11 June 2004 entered into between Tuas Power Generation Pte. Ltd. (“TPG”) (a wholly-owned subsidiary of Tuas Power) and GSPL (as supplemented by a letter agreement dated 10 November 2004 and amended by a Supplemental Agreement dated 29 October 2007). GSPL is a subsidiary of Temasek.

Pursuant to the End User Agreement, TPG has been purchasing gas supply procured by GSPL pursuant to a gas sales agreement between Pertamina and GSPL and at the contract price which is pegged to the average daily Singapore spot price of High Sulfur Fuel Oil (HSFO) 180 centistoke (CST) as quoted by Platt.

The End User Agreement is for a period expiring on 12 August 2023 unless terminated in accordance with the terms specified therein.

The Company has published an announcement regarding the above continuing connected transactions on 4 July 2008 in compliance with Rule 14A.41 of the Listing Rules. The Company will comply in full with all applicable reporting, disclosure and, if applicable, independent shareholders’ approval requirements under Chapter 14A of the Listing Rules upon any variation or renewal of any or all of the above agreements.

Connected Transactions

3.	Acquisition of the production targets of Chengdu Power Plant

On 31 March 2009, Huaneng Nanjing Jinling Power Limited Company (“Jinling Power Plant”) and China Huaneng Group Chengdu Coal-fired Power Plant Sub Company (“Chengdu Power Plant”) entered into an agreement in relation to the payment of compensation by Jinling Power Plant to Chengdu Power Plant due to the closure of coal-fired generation units having a generation capacity of 200MW by Chengdu Power Plant for constructing 1 x 1,000MW domestic ultra-supercritical coal-fired generation unit at Jinling Power Plant. The construction is to follow the policy of “replacing small units with larger units”.

Jinling Power Plant is a subsidiary of the Company, while Chengdu Power Plant was established by Huaneng Group. Huaneng Group and its associates (including Chengdu Power Plant) are connected persons to the Company. The agreement (and the Compensations) constitute a connected transaction of the Company.

Pursuant to the agreement, Chengdu Power Plant transferred its production targets out of the generation capacity of 200 MW to Jinling Power Plant for constructing 1 x 1,000 MW domestic ultra-supercritical coal-fired generation unit. The construction is to follow the policy of “replacing small units with larger units”. The consideration of the transfer was RMB160 million calculated on the basis of RMB 800 per kW for compensating Chengdu Power Plant. The consideration was funded internally by Jinling Power Plant.

4.	Acquisition of 65% equity interest in Qidong Wind Power

On 31 March 2009, the Company entered into the Transfer Agreement with Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”) for acquiring Huaneng New Energy’s 65% equity interest in Huaneng Qidong Wind Power Generation Co. Ltd. (“Qidong Wind Power”).

Huaneng New Energy is a wholly owned subsidiary of Huaneng Group and is therefore a connected person of the Company.

After completion of the acquisition, the Company’s wind power generation installed capacity on an equity basis would increase by 59,500kW and the Company would obtain the development right of Qidong Wind Power follow-up projects which is a relatively good starting point for the Company to enter into the wind power area. The consideration of RMB103 million under the Transfer Agreement was determined on normal commercial terms and arm’s length negotiations between the parties and was funded by the Company’s internal cash surplus.

5.	Acquisition of interests in YLQ Co-generation and Beijing Co-generation

On 21 April 2009, the Company entered into the YLQ Co-generation Interest Transfer Agreement and Beijing Co-generation Interest Transfer Agreement with Huaneng Group and HIPDC, respectively. Huaneng Group and HIPDC are connected persons to the Company.

Pursuant to the YLQ Co-generation Interest Transfer Agreement, the Company acquired 55% of the registered capital in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“YLQ Co-generation”) from Huaneng Group in consideration of RMB1.076 billion, which was determined on the basis of normal commercial terms and arm’s length negotiations and was funded by the Company’s internal cash surplus.

Pursuant to the Beijing Co-generation Interest Transfer Agreement, the Company acquired 41% of the registered capital in Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”) from HIPDC in consideration of RMB1.272 billion, which was determined on the basis of normal commercial terms and arm’s length negotiations and was funded by the Company’s internal cash surplus.

The acquisition enables the Company to enter into the power markets of Beijing and Tianjin and helps strengthen the Company’s leading position in the economic region around Bohai, an area with rapid economic growth and strong power demand.

6.	Establishment of Shidaowan Nuclear Power Plant

On 20 October 2009, the Company entered into the Capital Contribution Agreement with Huaneng Group and HIPDC in relation to the joint establishment of of Shidaowan Nuclear Power Development Limited Liability Company (“Shidaowan Nuclear Power Plant”). Huaneng Group and HIPDC are connected persons to the Company.

Pursuant to the Capital Contribution Agreement, Huaneng Group, HIPDC and the Company agreed to make capital contribution in the ratios of 40% (i.e. RMB400 million), 30% (i.e. RMB300 million) and 30% (i.e. RMB300 million), respectively, for the joint establishment of Shidaowan Nuclear Power Plant with a registered capital of RMB1 billion for the development, construction, operation and management of four AP1000 pressurized water reactors, and for the production and sale of electricity and related products. The Company funded such capital contribution by way of its internal cash surplus.

Total investment of the project shall be the amount as approved by the State. The amount of capital for the project shall be 20% of the total investment amount of the project (on the basis that the registered capital being RMB1 billion, the total investment of the project is estimated to be RMB 5 billion). Pursuant to the needs of the progress of the project, each party shall contribute additional capital on a pro-rata basis in accordance with the stipulations of the State. Each party shall follow its ratio of capital contribution stipulated in this agreement, and contribute in full the increased amount of capital contribution within such timeframe according to the resolution of the shareholders’ meeting.

The project company shall raise finance with respect to the difference of amount between the total investment amount of the project and the amount of capital. In accordance with the needs of the finance, each party shall provide guarantee for such amount of finance according to its ratio of capital contribution (or provide funds as permitted by laws no more favourable than the same conditions offered by the Group according to its ratio of capital contribution, details to be further negotiated).

Pursuant to the relevant arrangement for the State’s energy development, nuclear power will be one of the focus areas for future energy construction by the State. In accordance with the Company’s “Twelfth Five-year Plan” and long-term strategic development plan, the development and construction of nuclear power has an irreplaceable effect for the competitiveness enhancement, structural adjustment and long-term development of the Company. The expansion to the nuclear industry is consistent with the strategic perspective of the Company. The establishment of Shidaowan Nuclear Power Plant enables the Company enter into the nuclear power section which is consistent with the strategic perspective of the Company.

Based on the work performed, the auditors of the Company have reviewed the continuing connected transactions in item 1 above and confirmed to the Directors that:

(a)	the transactions were approved by the Board of Directors;

(b)	the transactions were made in accordance with the pricing policy of the Company;

(c)	the transactions were entered into in accordance with the terms of the related agreements; and

(d)	the transaction amount of each category of transactions did not exceed its respective caps allowed by the Hong Kong Stock Exchange as disclosed in the relevant announcements published by the Company.

The Independent Directors of the Company confirmed that the continuing connected transactions in item 1 above to which the Company was a party:

1.	had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

2.
had been entered into either (i) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (ii) where there was no available comparison, on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

3.
had been entered into either (i) in accordance with the terms of the agreements governing such transactions, or (ii) where there was no such agreement, on terms no less favorable than terms available from third parties.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their power plants.

Currently, the Company has 15 directors and only 4 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY (AND/OR ITS SUBSIDIARIES)

The Company and its subsidiaries did not sell any shares or other securities of the Company (and subsidiaries) and did not purchase or redeem any shares or other securities of the Company (and subsidiaries) in 2009.

DIRECTORS OF THE COMPANY

The Directors of the Company in 2009 were:

Cao Peixi	Chairman	Appointed on 27 August 2008
Huang Long	Vice Chairman	Appointed on 13 May 2008
Wu Dawei	Director	Appointed on 13 May 2008
Huang Jian	Director	Appointed on 27 August 2008
Liu Guoyue	Director	Appointed on 13 May 2008
Fan Xiaxia	Director	Appointed on 13 May 2008
Shan Qunying	Director	Appointed on 13 May 2008
Xu Zujian	Director	Appointed on 13 May 2008
Huang Mingyuan	Director	Appointed on 13 May 2008
Liu Shuyuan	Director	Appointed on 13 May 2008
Liu Jipeng	Independent Director	Appointed on 13 May 2008
Yu Ning	Independent Director	Appointed on 13 May 2008
Shao Shiwei	Independent Director	Appointed on 13 May 2008
Zheng Jianchao	Independent Director	Appointed on 13 May 2008
Wu Liansheng	Independent Director	Appointed on 13 May 2008

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board of Directors considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc.. The standard of such guidelines is not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2009.

DIRECTORS’, CHIEF EXECUTIVE’S AND SUPERVISORS’ RIGHT TO PURCHASE SHARES IN THE COMPANY

For the year ended 31 December 2009, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

For the year ended 31 December 2009, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, has signed a confirmation letter on 22 March 2010 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of Directors and Supervisors of the Company are set out in Note 36 to the financial statements prepared under the IFRS.

THE FIVE HIGHEST PAID STAFF

Details of the five highest paid staff in the Company are set out in Note 36 to the financial statements prepared under the IFRS.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2009, the entire issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of the foreign shares, Huaneng Group through its wholly owned subsidiary, Hua Neng HK, held 20,000,000 shares, representing 0.17% of the total issued share capital of the Company. In respect of domestic shares, HIPDC owns a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company while Huaneng Group held 1,055,124,549 shares, representing 8.75% of the total issued share capital of the Company. Other domestic shareholders hold a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2009:

Names of shareholders	No. of Shares held as at the year end	Percentage of Shareholding
		(%)
		(%)

Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group	1,075,124,549	8.92
Hebei Provincial Construction Investment Company	603,000,000	5.00
Jiangsu Provincial International Trust & Investment Corporation	416,500,000	3.45
Fujian Investment Enterprise Holdings Company	374,466,667	3.11
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	2.76
Dalian Municipal Construction Investment Company	301,500,000	2.50
Horizon Asset Management, Inc.	108,377,160	0.90
Nantong Investment Management Limited Company	89,984,003	0.75
Minxin Group Limited	72,000,000	0.60

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2009, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of		Number of			Percentage in the	Percentage
substantial	Class of	shares held		Type of	relevant class	in total
shareholder	shares	(shares)	Capacity	interest	of share capital	share capital

HIPDC #	Domestic Shares	5,066,662,118 (L)	Beneficial owner	Corporate	56.30% (L)	42.03% (L)

China Huaneng Group #	Domestic Shares	1,055,124,549 (L)	Beneficial owner	Corporate	11.72%(L)	8.75% (L)
	H Shares	20,000,000 (L)	Beneficial owner	Corporate	0.39%(L)	0.17% (L)

Hebei Provincial	Domestic Shares	603,000,000 (L)	Beneficial owner	Corporate	6.70% (L)	5.00% (L)
Construction Investment
Company

Note:	The letter “L” denotes a long position. The letter “S” denotes a short position.

#	As at 31 December 2009, Huaneng Group holds 51.98% equity interest in HIPDC. 20,000,000 H Shares are held by China Huaneng Group through its wholly owned subsidiary, Hua Neng HK.

Save as stated above, as at 31 December 2009, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2009, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

REMUNERATION POLICY

In accordance with the overall development strategy of the Company, the Company has formulated the “Provisional Regulations on Remuneration Management” and “Regulations on Remuneration Management for the Staff of Subordinate Units”. Employees’ salaries are calculated with reference to the complexity of their jobs, the responsibilities they have to carry and their job performance. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 20% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the performance of the Directors, Supervisors and senior management. It accounts for about 65% of the total remuneration.

(3)	Pension

The Directors, Supervisors and senior management enjoy various social insurances established by the Company, including basic pension insurance, corporate annuity and housing fund. This pension contribution accounts for about 15% of the total remuneration.

According to the resolution at the general meeting, the Company pays each Independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses to the Independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the Independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

DISPOSAL OF STAFF QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes as prescribed by the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and one extraordinary general meeting.

1.	The Company’s annual general meeting was held on 18 June 2009. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 19 June 2009.

2.
The Company’s first extraordinary general meeting of 2009 was held on 22 December 2009. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 23 December 2009.

DISCLOSURE OF MAJOR EVENTS

1.
On 21 April 2009, the Company entered into the “Share Transfer Agreement for the Transfer of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company between China Huaneng Group and Huaneng Power International, Inc.” and the “Share Transfer Agreement for the Transfer of 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company between Huaneng International Power Development Corporation and Huaneng Power International, Inc.” with Huaneng Group and HIPDC respectively. These transfers were approved by the SASAC on 11 September 2009, and the Company had paid in total RMB2.348 billion as the consideration for the transaction.

2.
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited. According to the equity interest transfer contract, the Company will acquire 100% equity interest in the registered capital of Yunnan Diandong Energy Limited Company, 100% equity interest in the registered capital of Yunnan Diandong Yuwang Energy Limited Company, 100% equity interest in the registered capital of ShanDong Zhanhua Co-generation Limited Company, 100% equity interest in the registered capital of Jilin Luneng Biological Power Generation Limited Company, 60.25% equity interest in the registered capital of Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.3% equity interest in the registered capital of Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest in the registered capital of Luoyuan Luneng Ludao Pier Limited Liability Company, 100% equity interest in the registered capital of Qingdao Luneng Jiaonan Port Limited Company, 53% equity interest in the registered capital of ShanDong Luneng Sea Transportation Limited Company, preliminary stage project development rights (including Rizhao Lanshan 4 x 660MW coal-fired project and Luoyuanwan 2 x 660MW coal-fired project), all of which were owned by ShanDong Electric Power Corporation, and 39.75% equity interest in the registered capital of Fujian Luoyuanwan Luneng Harbour Limited Liability Company owned by ShanDong Luneng Development Group Company Limited. The Company will pay the transferors in total RMB8.625 billion as the consideration for the acquisition. Currently, the acquisition is subject to approval from the relevant government departments.

3.
On 15 January 2010, the 8th Meeting of the Sixth Session of the Board of Directors considered and approved in writing the scheme for non-public issue of A Shares and the non-public issue of H Shares. The parties participating in the non-public A Share issue will consist of not more than 10 designated investors including Huaneng Group. The party participating in the non-public H Share issue is Hua Neng HK. All participating parties will subscribe for the shares in cash. The number of A Shares and H Shares to be issued under the non-public issue will not exceed 1,200 million A Shares and 400 million H Shares respectively. The issue price per A Share would be not less than RMB7.13 per share. The final subscription price per A Share will be ascertained on the book-building basis after obtaining the approvals for the new issue. The issue price per H Share is HKD4.97. The proposed issue has been approved by the Company’s general meeting and class meetings, as well as the SASAC. According to the applicable laws, the proposal is subject to approvals by the other competent governmental authorities.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements of the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2009, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATIONS

During the year, the total amount of donation made by the Company and its subsidiaries was approximately RMB6.308 million.

LEGAL PROCEEDINGS

As at 31 December 2009, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

The 2009 annual general meeting will be held in June 2010. For details of the resolutions to be considered and approved at the meeting, the book closure period of H share register, record date for determining the qualification to receive dividends and the date of the annual general meeting, please refer to the notice of 2009 annual general meeting to be issued by the Company in due course.

AUDITORS

In the forthcoming annual general meeting for 2009, a proposal regarding the re-appointment of PricewaterhouseCoopers as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the PRC auditors of the Company for 2010 will be tabled for shareholder’s consideration and approval.

By Order of the Board
CAO Peixi
Chairman

Beijing, PRC
23 March 2010

Report of the
Supervisory Committee

To All Shareholders,

In 2009, all members of the Supervisory Committee of the Company strictly complied with the laws and regulations of the places where the Company is listed, as well as the Articles of Association of the Company. They have acted honestly and in good faith, and carried out their work diligently so as to protect the interest of the shareholders and the benefit of the Company. The Committee conducted reviews on the performance of duties of the Directors of the Company and the senior management and the operational situation and management of the Company for 2009. We hereby report the major work during the reporting period as follows:

1.	WORK OF THE SUPERVISORY COMMITTEE IN 2009

In accordance with the applicable laws and regulations, the Articles of Association of the Company and the practical needs of the Company’s development, the Supervisory Committee convened four meetings and completed the following tasks in 2009:

(1)
On 31 March 2009, the 4th meeting of the Sixth Session of the Supervisory Committee was convened at the headquarters of the Company. The financial statements of the Company for 2008, the Financial Budget of the Company for 2009, the Proposal of Profit Distribution for 2008, the Self-Assessment Report on Internal Control of the Company by the Board of Directors, the Social Responsibility Report of Huaneng Power International, Inc. for 2008, the Annual Report of 2008 and its summary, and the Working Report of the Supervisory Committee of the Company for 2008 were considered and approved at the meeting.

(2)
On 21 April 2009, the 5th meeting of the Sixth Session of the Supervisory Committee was held at the headquarters of the Company. The financial report for the first quarter of 2009 and the first quarterly report of 2009 were considered and approved at the meeting.

(3)
On 11 August 2009, the sixth meeting of the Sixth Session of the Supervisory Committee was held in Dalian. The financial statements for the first half of 2009, the interim report of the Company for 2009 and its summary were considered and approved at the meeting.

(4)
On 20 October 2009, the seventh meeting of the Sixth Session of the Supervisory Committee was held at the headquarters of the Company. The financial statements for the first three quarters of 2009, the third quarterly report of the Company for 2009 were considered and approved at the meeting.

The Supervisors of the Company attended (or appointed other Supervisors) all of the aforesaid meetings. The convocation of the meetings complied with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

During the reporting period, the Supervisors of the Company attended all board meetings and general meetings of the Company.

2.	INDEPENDENT OPINIONS OF THE SUPERVISORY COMMITTEE ON THE RELEVANT MATTERS OF THE COMPANY IN 2009

(1)	Lawfulness of the Company’s operations

The Supervisory Committee performed effective supervision and examination on the procedures for convening the shareholders’ meetings and Board meetings and resolutions thereof, the implementation of the resolutions of the shareholders’ meetings by the Board of Directors and the senior managements, performance of duties of the Directors and the senior management of the Company and the implementation of the internal control system of the Company, and expressed their opinions and views in time according to the relevant laws and regulations stipulated by the Articles of Association.

The Supervisory Committee is of the view that the Board of Directors and the senior management are capable of establishing a model and conducting regulated operation in strict compliance with the Articles of Association and applicable laws, of the jurisdictions in which the Company’s shares are listed, and have performed dutifully, diligently, and in good faith. During the reporting period, the Company’s management system further improved as a result of the continuing establishment of systems. The design and implementation of internal control system became more all-rounded. The business activities of the Company complied with the legal requirements. In the course of examining the financial position of the Company and supervising the performance of duties of the Directors and senior management, the Supervisory Committee has not found any of their behavior which contravened any applicable laws or the Articles of Association of the Company or any issues that has caused damage to the interests of the Company.

(2)	Examining the financial information of the Company

The Supervisory Committee has carefully examined and verified the financial reports of the Company for 2009, the profit distribution proposal of the Company for 2009, the annual report of the Company of 2009, and the 2009 financial statements audited by the domestic and international auditors with unqualified opinions issued.

The Supervisory Committee holds the view that in 2009, in face of the harsh test of the international financial crisis and a complicated business landscape, under the proper leadership of the Board of Directors, the management led all staff to duly implement the spirit of working meetings of the Company and took active measures to meet challenges in the electricity market, the fuel market and the financing market. The management and the staff worked together to perform their duty in a pragmatic manner, overcome difficulties and make progress. They have made considerable achievements in all aspects including safe production, operation and management, corporate governance, project commencement, energy saving, emission reduction and capital operation, laying a solid foundation for the development of the Company into an international leading listed power producer. The Company’s financial statements of 2009 have accurately reflected the financial conditions and operating results of the Company during the reporting period. The Supervisory Committee agreed to the auditor’s report on the Company’s financial statements of 2009 issued by the auditors and the profit distribution plan for 2009.

(3)	Fund raising

The latest fund raising exercise involving the issue of equity shares by the Company was in November 2001 in issuance of A shares. The fund raised has been used up in consistent with the undertaking referred to in the Company’s prospectus.

(4)	Major acquisitions and disposals of assets and connected transactions

During the reporting period, the Board of Directors of the Company has examined and approved the proposals regarding the major acquisitions, disposals of assets and connected transactions.

The Supervisory Committee is of the view that the arrangements involved in the above resolutions did not involve any insider dealings and the Supervisory Committee had not found any issues which was prejudicial to the interest of the shareholders or caused the loss of the Company’s assets or damaged the interest of the Company. The connected transactions were fair and the prices thereof were determined reasonably.

(5)	Examining the conditions of information disclosure of the Company

The Supervisory Committee is of the view that the Company’s control over and procedure on the information disclosure were complete and effective. The process of information disclosure had strictly complied with the stipulations as set out in the Management Rules for Information Disclosure and the Measures on Investor Relations Management and met the requirements of the Company’s listing places. The Company has provided the investors with information in a timely, accurate, true, complete and fair manner, thus facilitating the investors to have a more objective and comprehensive understanding of the Company. The information disclosure by the Company is conducive to enhance the reputation and image of the Company in the capital market.

In 2010, the Supervisory Committee will continue to perform its duties assigned by the laws and the Articles of Association of the Company diligently and in good faith, so as to safeguard and protect the legal interest of the shareholders and the Company.

Supervisory Committee of
Huaneng Power International, Inc.

Beijing, PRC
23 March 2010

Profiles of Directors, Supervisors
and Senior Management

PROFILES OF DIRECTORS AND SUPERVISORS

Cao Peixi, aged 54, is the Chairman of the Company as well as the President of Huaneng Group and the Chairman of HIPDC. He was the Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President, President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a postgraduate degree of master in engineering and is a senior engineer.

Huang Long, aged 56, is the Vice Chairman of the Company as well as the Vice President of Huaneng Group and the Director of HIPDC. He has served as manager of the International Co-operation and Business Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. Degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

Wu Dawei, aged 56, is the Director of the Company, Chief of Power Development Department of Huaneng Group, Director and President of HIPDC and Chairman of Huaneng Shanghai Combined-cycle Power Limited Liability Company. He served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, the General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Vice President of the Company, Deputy Chief Engineer of Huaneng Group, President of Huaneng Group East China Branch and President of the Company’s East China Branch. He has obtained a Master of Business Administration degree from the Central Europe International Business School. He is a senior engineer.

Huang Jian, aged 47, is the Director of the Company and the assistant to President of Huaneng Group. He was the Deputy Chief of the Cost Office of the Finance Department; Chief of Cost General Office of the Finance Department of HIPDC; Chief Accountant of Beijing Branch of HIPDC; Deputy Manager of the Finance Department of HIPDC; Deputy Chief Accountant, Chief Accountant, Vice President, Company Secretary of the Company and Deputy Chief Economist and Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

Liu Guoyue, aged 46, is the Director and President of the Company. He had been a director of Shanghai Times Navigations Transportation Limited Company, and Xi’an Thermal Research Institute Limited Company. He also served as Deputy General Manager and General Manager of Huaneng Shijiazhuang Branch (Shang’an Power Plant), Director of Huaneng Dezhou Power Plant, and Vice President of the Company. He graduated from North China Power University, specializing in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

Fan Xiaxia, aged 47, is the Director and Vice President of the Company. He served as Deputy Chief of General Administration Division and Project Administration Division of Project Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Project Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Project Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Beijing Construction Institute with a bachelor degree, specializing in civil engineering. He is a senior engineer.

Shan Qunying, aged 56, is the Director of the Company and the Vice President of Hebei Provincial Construction Investment Company, Chairman of Hebei Provincial Natural Gas Limited Company, Chairman of Hebei Xintai Power Generation Limited Company and Hebei Construction Investment Power Fuel Management Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company, Vice Chairman of Hong Kong Yanshan Development Limited Company, Vice Chairman of Yanshan International Investment Limited Company and Director of Hebei Construction Investment New Energy Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

Xu Zujian, aged 55, is the Director of the Company, Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economic engineer.

Huang Mingyuan, aged 51, is the Director of the Company, Vice President of Fujian Investment Enterprise Group Company, President of Xiamen Fuda Photosensitive Materials Company Limited, Director of Xiamen International Bank, Macau Luso International Bank, Guangfa Huafu Securities Company Limited and Industrial Securities Co., Ltd.. She had been the director of the Office of Information Leading Group of Fujian Province, department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the Secretary General of the Leading Committee for Market Reorganization and Restructuring and Order of Economy of Fujian Province. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

Liu Shuyuan, aged 59, is the Director of the Company, and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, Member of the 11th session of the Political Committee of Liaoning Province, Deputy Chief of the Hong Kong-Macau-Taiwan Immigrants Committee of the Political Committee of Liaoning Province, Vice Chairman of Liaoning Province International Trade Promotion Committee, Liaoning Province Entrepreneurs Committee and Liaoning Province Economical Cultural Development Committee. He has been the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director and General Manager of Liaoning Energy Investment (Group) Limited Liability Company, and Supervisor of the Company. He is an on-job postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economic engineer and senior operating manager.

Liu Jipeng, aged 53, is the Independent Director of the Company, director and mentor of PhD candidates at the Law and Economics Research Centre at China University of Political Science and Law. He graduated from the Economic Department of the graduate School of China Academy of Social Science with a master’s degree in economics. He is a certified public accountant.

Yu Ning, aged 55, is the Independent Director of the Company, Independent Director of Industrial Fund Management Limited Company and Guojin Securities Limited Company and President of All China Lawyers Association. Mr. Yu served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission, practising lawyer at Beijing Times Highland Law Firm, part-time professor at Peking University, and mentor of master postgraduates at the Law School of Tsinghua University. He was the Independent Director of Jiangsu Lianyungang Port Co. Ltd. and Vice President of All China Lawyers Association. He graduated from the law department of Peking University with a LLB degree in 1983 and obtained a LLM degree specializing in economic law from the law department of Beijing University in 1996. He is a qualified lawyer.

Shao Shiwei, aged 64, is the Independent Director of the Company. He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company. Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company and Chairman of the Supervisory Committee of Shanghai Electric Power Co.,Ltd. He graduated from Tianjin University specializing in power plant, power grid and power system. He is a senior engineer.

Zheng Jianchao, aged 70, is the Independent Director of the Company, Deputy Chief of China Electrical Engineering Association, Honorary Vice Chancellor and President of China Electricity Science Research Institute and the Chief of the Science Technology Committee of China Guangdong Nuclear Power Group Corporation. He had been the Independent Director of the Company, Vice Chancellor and Chancellor of China Electrical Science Research Institute, Deputy Chief of the Academy of Science and Technology Committee of China Electricity Science Research Institute. In 1995, he had been elected as an associate member of China Technology Institute. He graduated from electrical machinery engineering faculty of Tsinghua University, specializing in high voltage technology and holding a Postgraduate Degree. He is a senior engineer.

Wu Liansheng, aged 39, is the Independent Director of the Company, a Professor, Ph. D. Tutor and head of the Department of Accounting of the Guanghua Management Institute of Beijing University and Independent Director of Rongsheng Real Property Development Joint Stock Limited Company. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Guanghua Management Institute of Beijing University as Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Head and Head of the Department of Accounting. He graduated from Zhongnan University with a doctorate degree in Management (Accounting) in July 1999.

Guo Junming, aged 44, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, Chairman of Huaneng Capital Services Limited Company. He was the Deputy Director of the Financial Department and the Chief of the Financial Accounting Division of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting and holds a bachelor’s degree. He is a senior accountant.

Yu Ying, aged 54, is the Vice Chairman of the Company’s Supervisory Committee and President of Dalian Municipal Investment Corporation. Ms. Yu has served as Vice Director of Social Affair Department of Dalian Municipal Planning Commission, Director of Fixed Assets Investment Department of Dalian Municipal Planning Commission, Assistant to President of Dalian International Trusts Investment Corporation and Chairman and President of Dalian State-owned Asset Management Limited Company. She graduated from Northeast Finance and Economics University, specializing in international finance and international trade, with a master degree in Economics. She is a senior economic engineer.

Wu Lihua, aged 54, is the Supervisor of the Company, the Chief Accountant of HIPDC. She had been the Deputy Manager of the Finance Department of HIPDC, Deputy Manager of the Finance Department and the Manager of Diversified Businesses Management Department of the Company, Vice Chairman of the Preparatory Committee of Huaneng Insurance Company, Vice President of Yongcheng Property Insurance Holding Company Limited and the Manager of Finance Department of HIPDC. She graduated from the Renmin University of China (Second), specializing in Financial Accounting with a bachelor’s degree. She is a senior accountant.

Gu Jianguo, aged 43, is the Supervisor of the Company and President of Nantong Investment & Management Limited Company. Mr. Gu has served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Investment Management Limited Company. He graduated from Nanjing Aviation University holding a bachelor’s degree. He is an economic engineer.

Wang Zhaobin, aged 54, is the Supervisor and Manager of the Corporate Culture Department of the Company. He had been the Chief of the Organisation Affairs Bureau of the PRC Electricity Department, Chief of Human Resources Department and Retirement Department of Huaneng Power, the Deputy Secretary of Communist Party Committee, Secretary of Communist Party Disciplinary Inspection Committee, Chairman of the Labour Union of Huaneng Beijing Electric Plant, Deputy Manager, Manager of the Corporate Culture Department and Manager of Administration Department of the Company. He graduated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree. He is a corporate culture specialist.

Dai Xinmin, aged 48, is the Supervisor of the Company and the Manager of the Audit and Supervisory Department of the Company. He had been the Deputy Chief of the Property Rights Bureau to the State-owned Assets Management Committee, the Deputy Chief Accountant, Deputy Manager of the Finance Department of China Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of China Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor’s degree. He is a economic engineer.

PROFILES OF SENIOR MANAGEMENT

Liu Guoyue, aged 46, is the Director and President of the Company. He had been a director of Shanghai Times Navigations Transportation Limited Company, and Xi’an Thermal Research Institute Company Limited. He also served as Deputy General Manager and General Manager of Huaneng Shijiazhuang Branch (Shang’an Power Plant), Director of Huaneng Dezhou Power Plant, and Vice President of the Company. He graduated from North China Power University, specializing in thermal engineering. He holds a doctor’s degree in engineer. He is a senior engineer.

Fan Xiaxia, aged 47, is the Director and Vice President of the Company. He served as Deputy Chief of General Administration Division and Project Administration Division of Project Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Project Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Project Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Beijing Construction Institute with a bachelor degree, specializing in civil engineering. He is a senior engineer.

Gu Biquan, aged 52, is the Vice President and secretary to the Board of Directors of the Company. He was Deputy Chief and Chief of Capital Market Department, Chief and Deputy Manager of the Secretariat of the Administration Department of HIPDC, and Manager of Capital Market Department, Assistant to the President, Manager of Administration Department of the Company. He also served as Deputy Chief of Power Development Department of Huaneng Group, Vice President and secretary to the Board of Directors of HIPDC. He graduated from Beijing Broadcasting Television University, specializing in electronic engineering. He is an engineer.

Lin Weijie, aged 46, is the Vice President of the Company. He was the Deputy General Manager of the Shantou Coal-fired Power Plant, General Manager of Huaneng Shantou Branch (Coal-fired Power Plant), Deputy General Manager of Huaneng Guangdong Branch (Shantou Power Plant) and Huaneng Fuzhou Branch (Power Plant), Deputy General Manager of Huaneng Shanghai Branch, General Manager of Shanghai Shidongkou Second Power Plant, Deputy Manager of Marketing and Sales Department (in charge of the department), Manager of the Planning and Development Department, and Assistant to President of the Company. Mr. Lin graduated from South China Polytechnic University, specializing in business management, and has a master degree in management. He is a senior engineer.

Ye Xiangdong, aged 42, is the Vice President of the Company. He was the Deputy General Manager and General Manager of Huaneng Chongqing Branch (Luohuang Power Plant), President of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (Luohuang Power Plant), Deputy Manager of Safety and Production Department, Manager of Project Management Department and Assistant to President of the Company. He graduated from Chongqing University, specializing in thermal transmission and holds a master degree in science. Mr. Ye is a senior engineer.

Lin Gang, aged 45, is the Vice President of the Company. He was the Deputy Chief of Project Management Department of HIPDC, Assistant to General Manager and Deputy General Manager of Huaneng Beijing Branch (Thermal Power Plant), Deputy Manager of General Planning Department, Deputy Manager of Marketing and Sales Department of the Company (in charge of the department), President of Huaneng Northeast Branch, Manager of Marketing and Sales Department of the Company and Assistant to President of the Company. Mr. Lin graduated from North China Power University, specializing in thermal power, and holds a master degree in science. He is a senior engineer.

Zhou Hui, aged 46, is the Chief Accountant of the Company. She has been the Deputy Chief of the Finance Division and Price Management Division of the Finance Department Chief of Division II of Finance Department of HIPDC, Deputy Manager and Manager of the Finance Department of the Company, Deputy Chief Accountant and Chief Accountant and Manager of Finance Department of the Company. Ms. Zhou graduated from Renmin University of China with a master degree in management. She is a senior accountant.

Zhao Ping, aged 47, is the Chief Engineer of the Company. He was the Deputy Chief of Production Technology Office of the Production Department of HIPDC, Assistant to the General Manager of Huaneng Fuzhou Branch (Power Plant), Deputy Manager of the Production Department of HIPDC, Deputy Manager of Safety and Production Department and Planning and Development Department, Manager of International Co-operation and Business Department, Manager of Safety and Production Department and Deputy Chief Engineer of the Company. He graduated from Tsinghua University, specializing in thermal engineering and holds a master degree in science. Mr. Zhao is a senior engineer.

Du Daming, aged 43, is the Vice President of the Company. He had been secretary of the general manager of HIPDC, deputy chief and chief of the Secretariat of the Administration Department of Huaneng Group, deputy chief of the Secretariat of the Administration Department of the Company. Assistant Chief of the Office of the Board of Directors of the Company, deputy manager of the Administration Department and Deputy Director (in charge of work) of the Administration Office of Huaneng Group, Deputy Chief of the Office of the Board of Directors of the Company, Director of the Administration Office of Huaneng Group, and Chief of the Administration Office of the Company. He graduated from North China Power University, specializing in electric system and its automation, holding a master’s degree in engineering. He is a senior engineer.

Gao Shulin, aged 49, is Chief Economist of the Company. He was the deputy chief engineer and deputy General Manager of Jinzhou Power Plant, General Manager of Shenhai Thermal Power Plant, deputy chief of the General Planning Department of Liaoning Electric Industry Bureau, Manager of Production Department, director of Liaoning Electric Power Research Institute, General Manager of Huaneng Beijing Co-generation power Plant, Deputy Manager of the Human Resources Department of the Company. President of Huaneng Nuclear Power Development Co., Ltd. and Manager of Planning and Development Department of the Company. He graduated from Tsinghua University, specializing in nuclear reactor engineering, holding a bachelor’s degree in engineering. He is a senior engineer.

Corporate Information

Legal Address of the Company	West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Company Secretary	Gu Biquan
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Authorised Representatives	Liu Guoyue
Fan Xiaxia

Hong Kong Share Registrar	Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

Depository	The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station, New York
NY 10286-1258 USA

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law:	Herbert Smith
23rd Floor, Gloucester Tower
15 Queen’s Road Central
Hong Kong

As to PRC law:	Haiwen & Partners
21st Floor, Beijing Silver Tower
No.2 Dong San Huan North Road
Chaoyang District
Beijing
The People’s Republic of China

As to US law:	Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong

AUDITORS OF THE COMPANY

Domestic Auditors	PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F., PricewaterhouseCoopers Center,
2 Corporate Avenue,
202 Hu Bin Road,
Luwan District,
Shanghai 200021, PRC.

International Auditors	PricewaterhouseCoopers
22/F Prince’s Building
Central, Hong Kong

LISTING INFORMATION

H Shares:	The Stock Exchange of Hong Kong Limited
Stock Code: 902

ADSs:	The New York Stock Exchange, Inc.
Ticker Symbol: HNP

A Shares:	Shanghai Stock Exchange
Stock Code: 600011

PUBLICATIONS

The Company’s interim and annual reports (A share version and H share version) were published in August  2009 and April 2010 respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 June 2010. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:	Huaneng Power International, Inc.
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610)-6649 1999
Fax: (8610)-6649 1860
Website: http://www.hpi.com.cn

Hong Kong:	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

Glossary

Equivalent Availability	Percentage on deration of usable hours on generating units in period hour, i.e.
Factor (EAF):

EAF =	Available Hours (AH) — Equivalent Unit Derated Hours (EUNDH)	x 100%
Period Hour (PH)

Gross Capacity
Factor (GCF):

GCF =	Gross Actual Generation (GAAG)	x 100%
Period Hour (PH) × Gross Maximum Capacity (GMC)

Weighted Average Coal Consumption Rate for Power sold:	The standard of measurement on average consumption of coal for the production of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh

Weighted Average Coal Consumption Rate for Power Generated:	The standard of measurement on average consumption of coal for the generation of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh

Weighted Average House Consumption:	The rate of electricity consumption during power production versus power generating unit: %

Average Utilization Hour:	The operation hour coefficient converted from actual gross power generation of generating units to maximum gross capacity (or fixed capacity).

Capacity Rate:
Ratio between average capacity and maximum capacity which indicates the difference in capacity. The larger the ratio, the more balanced the power production, and the higher the utilization of facilities.

Power Generation:
Electricity generated by power plants (generating units) during the reporting period, or “power generation”. It refers to the consumed generated electricity produced by generating units with power energy being processed and transferred, or the product of actual consumed electricity generated by generating units and actual operation hours of generating units.

Electricity Sold:	Electricity for consumption or production sold by power producers to customers or power-producing counterparts.

GW:	Unit of power generation, = 109W, gigawatt
MW:	= 106W, megawatt
kW:	= 103W, kilowatt
kWh:	Unit of power, kilowatt hour

Independent Auditor’s Report

Independent Auditor’s Report
To the shareholders of Huaneng Power International, Inc.
(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of Huaneng Power International, Inc. (the “Company”) and its subsidiaries set out on pages 107 to 211, which comprise the consolidated and Company balance sheets as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated and Company statements of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Company and its subsidiaries as at 31 December 2009 and of the Company and its subsidiaries’ financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 March 2010

Consolidated Statement of Comprehensive Income

For the Year Ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2009	2008

Operating revenue	5	76,862,896	67,835,114
Sales tax		(151,912)	(106,385)

Operating expenses
Fuel		(44,861,375)	(49,810,275)
Maintenance		(2,035,297)	(1,702,274)
Depreciation		(8,572,103)	(7,718,773)
Labor		(3,595,340)	(3,164,613)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	—
Purchase of electricity		(3,639,440)	(2,726,028)
Others		(4,692,955)	(3,842,992)

Total operating expenses		(67,537,281)	(68,964,955)

Profit/(Loss) from operations		9,173,703	(1,236,226)

Interest income		60,397	83,522
Financial expenses, net
Interest expense		(4,260,400)	(4,064,779)
Exchange gain and bank charges, net		(48,925)	356,836

Total financial expenses, net		(4,309,325)	(3,707,943)

Share of profits of associates	8	756,164	72,688
Loss from fair value change	6	(33,638)	(54,658)
Investment income		56,675	51,061

Profit/(Loss) before income tax expense	6	5,703,976	(4,791,556)

Income tax (expense)/benefit	31	(593,787)	239,723

Profit/(Loss) for the year		5,110,189	(4,551,833)

		For the year ended 31 December
	Note	2009	2008

Other comprehensive income/(loss) for the year, net of tax
Available-for-sale financial asset fair value changes		773,967	(1,563,388)
Proportionate share of other comprehensive income of investee measured using the equity method of accounting		8,795	3,096
Cash flow hedges		604,645	(476,601)
Currency translation differences		173,548	(536,638)

Other comprehensive income/(loss) for the year, net of tax		1,560,955	(2,573,531)

Total comprehensive income/(loss) for the year		6,671,144	(7,125,364)

Profit/(Loss) attributable to:
— Equity holders of the Company		4,929,544	(3,937,688)
— Minority interests		180,645	(614,145)

		5,110,189	(4,551,833)

Total comprehensive income/(loss) attributable to:
— Equity holders of the Company		6,489,317	(6,509,014)
— Minority interests		181,827	(616,350)

		6,671,144	(7,125,364)

Dividends paid	21	1,241,633	3,570,334

Proposed dividend	21	2,531,631	1,205,538

Proposed dividend per share (expressed in RMB per share)	21	0.21	0.10

Earnings/(Loss) per share for profit/(loss) attributable to the equity holders of the Company (expressed in RMB per share)
— Basic and diluted	32	0.41	(0.33)

The notes on pages 117 to 211 are an integral part of these financial statements.

Balance Sheets
As at 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		The Company and its subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2009	2008	2009	2008

ASSETS

Non-current assets
Property, plant and equipment	7	140,777,336	116,737,198	66,139,250	62,549,262
Investments in associates	8	9,568,576	8,758,235	8,034,616	7,486,116
Investments in subsidiaries	9(a)	—	—	22,719,152	18,536,660
Loans to subsidiaries	9(b)	—	—	10,395,000	—
Available-for-sale financial assets	10	2,555,972	1,524,016	2,555,972	1,524,016
Land use rights	11	3,843,719	2,895,359	1,491,577	1,469,210
Power generation licence	12	3,898,121	3,811,906	—	—
Deferred income tax assets	29	374,733	316,699	212,522	—
Derivative financial assets	13	44,863	—	39,586	—
Goodwill	14	11,610,998	11,108,096	108,938	108,938
Other non-current assets	15	1,023,096	748,072	200,251	201,584

Total non-current assets		173,697,414	145,899,581	111,896,864	91,875,786

Current assets
Inventories	16	4,083,986	5,169,847	1,699,440	2,831,030
Other receivables and assets	17	4,468,940	1,272,478	2,983,767	1,268,207
Accounts receivable	18	10,042,903	7,794,500	5,273,684	3,987,554
Loans to subsidiaries	9(b)	—	—	7,929,245	2,440,000
Derivative financial assets	13	141,886	15,479	—	—
Bank balances and cash	33	5,452,050	5,765,873	1,461,569	1,695,987

Total current assets		24,189,765	20,018,177	19,347,705	12,222,778

Total assets		197,887,179	165,917,758	131,244,569	104,098,564

		The Company and its subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2009	2008	2009	2008

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	19	12,055,383	12,055,383	12,055,383	12,055,383
Capital surplus		10,041,203	8,642,617	9,899,428	9,084,593
Surplus reserves	20	6,096,100	6,096,100	6,096,100	6,096,100
Currency translation differences		(362,067)	(534,433)	—	—
Retained earnings
Proposed dividend	21	2,531,631	1,205,538	2,531,631	1,205,538
Others		11,761,933	9,364,115	10,262,965	9,241,881

		42,124,183	36,829,320	40,845,507	37,683,495
Minority interests		8,523,937	5,730,633	—	—

Total equity		50,648,120	42,559,953	40,845,507	37,683,495

Non-current liabilities
Long-term loans	22	71,266,755	59,027,181	32,518,894	31,712,372
Long-term bonds	23	13,800,115	9,834,688	13,800,115	9,834,688
Deferred income tax liabilities	29	1,839,362	1,371,572	—	70,883
Derivative financial liabilities	13	850	17,242	—	—
Other non-current liabilities	24	750,369	620,922	562,675	490,659

Total non-current liabilities		87,657,451	70,871,605	46,881,684	42,108,602

		The Company and its subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2009	2008	2009	2008

Current liabilities
Accounts payable and other liabilities	25	14,524,620	10,867,480	8,264,004	6,709,175
Taxes payables	26	650,800	420,464	309,861	180,772
Dividends payable		20,734	56,734	—	36,000
Salary and welfare payables		290,527	212,236	130,389	148,040
Derivative financial liabilities	13	13,403	542,442	—	—
Short-term bonds	27	10,101,460	5,095,936	10,101,460	5,095,936
Short-term loans	28	24,729,816	28,745,488	17,638,362	9,638,000
Current portion of long-term loans	22	9,250,248	6,545,420	7,073,302	2,498,544

Total current liabilities		59,581,608	52,486,200	43,517,378	24,306,467

Total liabilities		147,239,059	123,357,805	90,399,062	66,415,069

Total equity and liabilities		197,887,179	165,917,758	131,244,569	104,098,564

These financial statements have been approved for issue by the Board of Directors on 23 March 2010.

Liu Guoyue	Fan Xiaxia
Director	Director

The notes on pages 117 to 211 are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the Year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Minority interests	Total equity

	Share capital			Capital surplus			Surplus reserves	Currency translation differences	Retained earnings	Total

		Share premium	Hedging reserve	Available-for- sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2008	12,055,383	8,506,769	—	1,674,449	482,204	10,663,422	6,096,100	—	18,113,675	46,928,580	5,151,062	52,079,642
Loss for the year ended 31 December 2008	—	—	—	—	—	—	—	—	(3,937,688)	(3,937,688)	(614,145)	(4,551,833)
Other comprehensive income:
Fair value changes from available-for-sale financial asset — gross	—	—	—	(2,084,517)	—	(2,084,517)	—	—	—	(2,084,517)	—	(2,084,517)
Fair value changes from available-for-sale financial asset — tax	—	—	—	521,129	—	521,129	—	—	—	521,129	—	521,129
Proportionate share of other comprehensive income of investee measured using the equity method of accounting — gross	—	—	—	4,128	—	4,128	—	—	—	4,128	—	4,128
Proportionate share of other comprehensive income of investee measured using the equity method of accounting — tax	—	—	—	(1,032)	—	(1,032)	—	—	—	(1,032)	—	(1,032)
Changes in fair value of effective portion of cash flow hedges — gross	—	—	(1,059,646)	—	—	(1,059,646)	—	—	—	(1,059,646)	—	(1,059,646)
Changes in fair value of effective portion of cash flow hedges — tax	—	—	190,736	—	—	190,736	—	—	—	190,736	—	190,736
Cash flow hedges recorded in shareholders’ equity reclassified to inventory — gross	—	—	638,469	—	—	638,469	—	—	—	638,469	—	638,469
Cash flow hedges recorded in shareholders’ equity reclassified to inventory — tax	—	—	(114,924)	—	—	(114,924)	—	—	—	(114,924)	—	(114,924)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net — gross	—	—	(160,043)	—	—	(160,043)	—	—	—	(160,043)	—	(160,043)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net — tax	—	—	28,807	—	—	28,807	—	—	—	28,807	—	28,807
Currency translation differences	—	—	—	—	—	—	—	(534,433)	—	(534,433)	(2,205)	(536,638)

Total comprehensive loss for the year ended 31 December 2008	—	—	(476,601)	(1,560,292)	—	(2,036,893)	—	(534,433)	(3,937,688)	(6,509,014)	(616,350)	(7,125,364)
Acquisitions of subsidiaries (Note 39)	—	—	—	—	—	—	—	—	—	—	35,047	35,047
Dividends relating to 2007 (Note 21)	—	—	—	—	—	—	—	—	(3,606,334)	(3,606,334)	(310,246)	(3,916,580)
Net capital injection from minority shareholders of subsidiaries	—	—	—	—	—	—	—	—	—	—	1,522,730	1,522,730
Acquisition of minority interest of subsidiaries	—	—	—	—	—	—	—	—	—	—	(55,867)	(55,867)
Others	—	—	—	—	16,088	16,088	—	—	—	16,088	4,257	20,345

Balance as at 31 December 2008	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953

	Attributable to equity holders of the Company										Minority interests	Total equity

	Share capital			Capital surplus			Surplus reserves	Currency translation differences	Retained earnings	Total

		Share premium	Hedging reserve	Available-for- sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2009	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953
Profit for the year ended 31 December 2009	—	—	—	—	—	—	—	—	4,929,544	4,929,544	180,645	5,110,189
Other comprehensive income:
Fair value changes from available-for-sale financial asset — gross	—	—	—	1,031,956	—	1,031,956	—	—	—	1,031,956	—	1,031,956
Fair value changes from available-for-sale financial asset — tax	—	—	—	(257,989)	—	(257,989)	—	—	—	(257,989)	—	(257,989)
Proportionate share of other comprehensive income of investee measured using the equity method of accounting — gross	—	—	—	11,727	—	11,727	—	—	—	11,727	—	11,727
Proportionate share of other comprehensive income of investee measured using the equity method of accounting — tax	—	—	—	(2,932)	—	(2,932)	—	—	—	(2,932)	—	(2,932)
Changes in fair value of effective portion of cash flow hedges — gross	—	—	859,498	—	—	859,498	—	—	—	859,498	—	859,498
Changes in fair value of effective portion of cash flow hedges — tax	—	—	(148,014)	—	—	(148,014)	—	—	—	(148,014)	—	(148,014)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory — gross	—	—	(128,241)	—	—	(128,241)	—	—	—	(128,241)	—	(128,241)
Cash flow hedges recorded in shareholders’ equity reclassified to inventory — tax	—	—	16,277	—	—	16,277	—	—	—	16,277	—	16,277
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net — gross	—	—	(8,025)	—	—	(8,025)	—	—	—	(8,025)	—	(8,025)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net — tax	—	—	1,259	—	—	1,259	—	—	—	1,259	—	1,259
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense — gross	—	—	15,854	—	—	15,854	—	—	—	15,854	—	15,854
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense — tax	—	—	(3,963)	—	—	(3,963)	—	—	—	(3,963)	—	(3,963)
Currency translation differences	—	—	—	—	—	—	—	172,366	—	172,366	1,182	173,548

Total comprehensive income for the year ended 31 December 2009	—	—	604,645	782,762	—	1,387,407	—	172,366	4,929,544	6,489,317	181,827	6,671,144
Acquisitions of subsidiaries (Note 39)	—	—	—	—	—	—	—	—	—	—	2,421,569	2,421,569
Dividends relating to 2008 (Note 21)	—	—	—	—	—	—	—	—	(1,205,633)	(1,205,633)	(70,625)	(1,276,258)
Net capital injection from minority shareholders of subsidiaries	—	—	—	—	—	—	—	—	—	—	260,533	260,533
Others	—	—	—	—	11,179	11,179	—	—	—	11,179	—	11,179

Balance as at 31 December 2009	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120

The notes on pages 117 to 211 are an integral part of these financial statements.

Statement of Changes in Equity

For the Year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company								Total equity

	Share capital			Capital surplus			Surplus reserves	Retained earnings

		Share premium	Hedging Reserve	Available- for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2008	12,055,383	8,506,769	—	1,667,037	465,415	10,639,221	6,096,100	15,852,955	44,643,659
Loss for the year ended 31 December 2008	—	—	—	—	—	—	—	(1,799,202)	(1,799,202)
Other comprehensive income:
Fair value changes from available- for-sale financial asset — gross	—	—	—	(2,084,517)	—	(2,084,517)	—	—	(2,084,517)
Fair value changes from available- for-sale financial asset — tax	—	—	—	521,129	—	521,129	—	—	521,129

Total comprehensive loss for the year ended 31 December 2008	—	—	—	(1,563,388)	—	(1,563,388)	—	(1,799,202)	(3,362,590)

Dividends relating to 2007 (Note 21)	—	—	—	—	—	—	—	(3,606,334)	(3,606,334)
Others	—	—	—	—	8,760	8,760	—	—	8,760

Balance as at 31 December 2008	12,055,383	8,506,769	—	103,649	474,175	9,084,593	6,096,100	10,447,419	37,683,495

Balance as at 1 January 2009	12,055,383	8,506,769	—	103,649	474,175	9,084,593	6,096,100	10,447,419	37,683,495
Profit for the year ended 31 December 2009	—	—	—	—	—	—	—	3,552,810	3,552,810
Other comprehensive income:
Fair value changes from available- for-sale financial asset — gross	—	—	—	1,031,956	—	1,031,956	—	—	1,031,956
Fair value changes from available- for-sale financial asset — tax	—	—	—	(257,989)	—	(257,989)	—	—	(257,989)
Changes in fair value of effective portion of cash flow hedges — gross	—	—	23,732	—	—	23,732	—	—	23,732
Changes in fair value of effective portion of cash flow hedges — tax	—	—	(5,934)	—	—	(5,934)	—	—	(5,934)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense — gross	—	—	15,854	—	—	15,854	—	—	15,854
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense — tax	—	—	(3,963)	—	—	(3,963)	—	—	(3,963)

Total comprehensive income for the year ended 31 December 2009	—	—	29,689	773,967	—	803,656	—	3,552,810	4,356,466

Dividends relating to 2008 (Note 21)	—	—	—	—	—	—	—	(1,205,633)	(1,205,633)
Others	—	—	—	—	11,179	11,179	—	—	11,179

Balance as at 31 December 2009	12,055,383	8,506,769	29,689	877,616	485,354	9,899,428	6,096,100	12,794,596	40,845,507

The notes on pages 117 to 211 are an integral part of these financial statements.

Consolidated Statement of Cash Flows
For the Year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) before income tax expense		5,703,976	(4,791,556)
Adjustments to reconcile profit /(loss) before income tax expense to net cash provided by operating activities:
Depreciation		8,572,103	7,752,706
Provision for impairment loss on property, plant and equipment		629,674	—
Amortization of land use rights		91,633	74,800
Amortization of other non-current assets		53,235	44,478
Amortization of housing loss		32,744	36,751
Provision for impairment on goodwill		—	130,224
Provision for doubtful accounts		677	10,951
Provision for inventory obsolescence		29,889	3,901
Loss on fair value changes		33,638	54,658
Investment income		(37,063)	(51,061)
Loss on disposals or write-off of property, plant and equipment		53,033	54,056
Unrealized exchange gain, net		(151,560)	(410,827)
Share of profits of associates		(756,164)	(72,688)
Interest income		(60,397)	(83,522)
Interest expense		4,260,400	4,064,779
Changes in working capital
Inventories		1,328,674	(2,159,007)
Other receivables and assets		(374,736)	104,165
Accounts receivable		(2,361,918)	566,249
Restricted cash		(21,053)	21,247
Accounts payable and other liabilities		542,386	566,371
Taxes payable		(2,196,174)	(370,796)
Salary and welfare payables		(4,801)	(22,345)
Others		43,975	4,267
Interest received		59,919	72,940
Income tax expense paid		(491,100)	(414,848)

Net cash provided by operating activities		14,980,990	5,185,893

		For the year ended 31 December
	Note	2009	2008

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(22,426,098)	(27,893,520)
Proceeds from disposals of property, plant and equipment		39,272	25,336
Prepayments of land use rights		(167,435)	(76,050)
Increase in other non-current assets		(27,138)	(16,004)
Cash dividend received		540,182	381,854
Capital injections in associates		(548,500)	(281,754)
Cash paid for acquiring available-for-sale financial assets		—	(146,375)
Cash consideration paid for acquisitions		(2,355,762)	(21,772,563)
Acquisition of minority interest of a subsidiary		—	(67,485)
Cash from acquisitions of subsidiaries	39	419,885	1,624,108
Cash received on repayment of a loan receivable		—	254,255
Others		(354,667)	11,133

Net cash used in investing activities		(24,880,261)	(47,957,065)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		9,960,000	4,980,000
Repayments of short-term bonds		(5,000,000)	(5,000,000)
Drawdown of short-term loans		40,892,075	57,696,660
Repayments of short-term loans		(29,251,246)	(39,483,770)
Drawdown of long-term loans		32,505,000	36,656,286
Repayments of long-term loans		(37,317,607)	(10,254,438)
Issuance of long-term bonds		3,939,850	3,933,302
Interest paid		(5,378,244)	(4,731,749)
Net capital injection from minority shareholders of the subsidiaries		260,533	1,162,562
Government grants		420,766	236,013
Dividends paid to shareholders of the Company		(1,241,633)	(3,570,334)
Dividends paid to minority shareholders of the subsidiaries		(253,971)	(301,662)
Others		(31,637)	(67,579)

Net cash provided by financing activities		9,503,886	41,255,291

Exchange gain/(loss)		55,742	(229,759)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(339,643)	(1,745,640)
Cash and cash equivalents as at beginning of the year		5,566,625	7,312,265

CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	33	5,226,982	5,566,625

The notes on pages 117 to 211 are an integral part of these financial statements.

Notes to the Financial Statements
For the Year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the PRC. The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries, newly acquired entities of the Company in 2008, are principally engaged in the power generation and sale in the Republic of Singapore (“Singapore”).

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company and its subsidiaries’ accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

As at and for the year ended 31 December 2009, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 31 December 2009, the Company and its subsidiaries have a negative working capital balance of approximately RMB 35.4 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(a)	Basis of preparation (Cont’d)

The following new standards and amendments to standards are adopted for the first time to the financial year beginning 1 January 2009.

•
International Accounting Standards (“IAS”) 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (i.e. ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ to be required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company and its subsidiaries elected to present one performance statement and these financial statements have been prepared under the revised disclosure requirements. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

•
Amendments to IFRS 1 and IAS 27, ‘Cost of an investment in a subsidiary, jointly controlled entity and associate’. The amendment to the part of IAS 27 is relevant to the Company and its subsidiaries. The amendments to IAS 27 remove the definition of cost method and require an entity to record dividend income from its subsidiaries or associates when its rights to receive the dividends are established, i.e. including dividend distributed out of pre-acquisition and post-acquisition retained earnings in the statement of comprehensive income. The Company and its subsidiaries early apply this amendment prospectively from 1 January 2009 in their separate financial statements. These amendments have no material impact on those financial statements in the current year.

•
IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14 ‘Segment reporting’ and requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in separation of port operations out of the original PRC geographical segment and included in ‘all other segments’ and Singapore geographical segment is grouped into the PRC geographical segment without port operations as a single ‘power segment’. In addition, the segment information disclosed is based on the information for internal reporting purpose which is under China Accounting Standard for Business Enterprises (“PRC GAAP”).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The chief operating decision makers have been identified as directors and certain senior management of the Company that make strategic decisions.

IFRS 8 amends certain disclosure items which the Company and its subsidiaries have restated comparative information accordingly.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(a)	Basis of preparation (Cont’d)

The following new standards and amendments to standards are adopted for the first time to the financial year beginning 1 January 2009. (Cont’d)

•
Amendment to IFRS 7, ‘Financial instruments: disclosures’. The amendment enhances the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires the Company and its subsidiaries to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

•
The IASB has issued an improvement document in May 2008 and one of the amendments to IFRS 7 required the exclusion of interest income from net financial expenses. The Company and its subsidiaries have separately presented interest income in the consolidated statement of comprehensive income in the current year and restated prior period comparative accordingly. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i)	Subsidiaries

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control, i.e. the power to govern the financial and operating policies and obtains benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account.

Subsidiaries are consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation (Cont’d)

(i)	Subsidiaries (Cont’d)

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Company and its subsidiaries (including acquisitions from common control shareholders). The acquisition cost is measured at the fair value of the assets given and liabilities incurred or assumed on the acquisition date, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess of acquisition costs over the proportionate share of the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(g)). If acquisition costs are less than the proportionate share of the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in profit and loss.

In balance sheet of the Company, investments in subsidiaries are stated at cost less provision for impairment losses (Note 2(h)). Investment income from investments in subsidiaries is accounted for by the Company based on dividends received and receivable.

(ii)	Transactions with minority interests

The Company and its subsidiaries regard transactions with minority interests as transactions with parties external to the Company and its subsidiaries. Disposals to minority interests result in gains and losses to the Company and its subsidiaries are recorded in profit and loss. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant equity share acquired of the carrying amounts of net assets of the subsidiaries.

(iii)	Associates

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operation decisions. Investments in associates are initially recognized at cost and are subsequently measured using the equity method of accounting. The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(g)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and the adjustments to align with the accounting policies of the Company and different financial periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria under the provision standard.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation (Cont’d)

(iii)	Associates (Cont’d)

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income and equity items based on their proportionate share on other shareholders’ other comprehensive income and equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Profit or loss from transactions between the Company and its subsidiaries and the associates is eliminated to the extent of interest of the Company and its subsidiaries in the associates. Loss from transactions between the Company and its subsidiaries and the associates is fully recognized and not eliminated when there is evidence for asset impairment.

Gains and losses arising from dilution of investments in associates are recognized in the consolidated statement of comprehensive income.

In balance sheet of the Company, investments in associates are stated at costs less provision for impairment losses (Note 2(h)). Investment income from investments in associates is accounted for by the Company based on dividends received and receivable.

(c)	Segment reporting

The Company and its subsidiaries determine the operation segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reportable segment and present the segment information.

An operating segment represents a component of the Company and its subsidiaries that meets all the conditions below: (i) the component earns revenue and incurs expenses in its daily operating activities; (ii) chief operating decision makers of the Company and its subsidiaries can regularly review the operating results of the component in order to make decisions on allocating resources and assessing performance; (iii) the financial position, operating results, cash flows and other related financial information of the component are available. When the two or more operating segments exhibit similar economic characteristics and meet certain conditions, the Company and its subsidiaries will combine them as one reportable segment.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Foreign currency translation (Cont’d)

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. On balance sheet date, foreign currency monetary items are translated into functional currency at the spot exchange rate on balance sheet date. Exchange differences are directly expensed in current period profit and loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which are deferred in equity.

(iii)	Group companies

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the statement of cash flows separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the statement of comprehensive income as part of the disposal gain or loss.

(e)	Property, plant and equipment

Property, plant and equipment consists of port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss.

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(e)	Property, plant and equipment (Cont’d)

Subsequent costs about property, plant and equipment are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualifying for capitalization are charged in the current period profit or loss when they are incurred.

Depreciation of property, plant and equipment is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over estimated useful life. The estimated useful lives are as follows:

Estimated useful lives

Port facilities	20 - 40 years
Buildings	8 - 35 years
Electric utility plant in service	5 - 35 years
Transportation facilities	6 - 14 years
Others	3 - 18 years

At the end of each year, the Company and its subsidiaries review the estimated useful life, residual value and the depreciation method of the property, plant and equipment for adjustment when necessary.

Property, plant and equipment is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses - others’ in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(h)).

(f)	Power generation licence

The Company and its subsidiaries acquired the power generation licence as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation licence is initially recognized at fair value at the acquisition date. It is of indefinite useful life and is not amortized. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation licence is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(g)	Goodwill

Goodwill represents the excess of the acquisition cost over the share of the Company and its subsidiaries on the fair value of the net identifiable assets of the acquired subsidiary / associate at the date of acquisition. Goodwill arising from acquisitions of associates is included in ‘investments in associates’ and is tested for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment loss on goodwill is not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

When performing impairment test, the carrying amount of goodwill is allocated to cash-generating units (“CGUs”) according to synergy effect arising from the business combination (Note 14). The Company and its subsidiaries allocate goodwill to those CGUs based on operating regions.

(h)	Impairment of investments in subsidiaries, associates and non-financial assets

Separately presented goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Property, plant and equipment, intangible assets with definite useful lives and long-term equity investments not accounted for as financial assets are tested for impairment when there is any impairment indication on balance sheet date. If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which asset belongs. CGU is the smallest group of assets that independently generates cash flows.

Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date.

(i)	Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss. Derivatives are classified as held for trading unless they are designated as hedges.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(i)	Financial assets (Cont’d)

(ii)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which these are classified as non-current assets. Loans and receivables are primarily classified as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’, ‘other non-current assets’ and ‘bank balances and cash’ in the balance sheets.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of financial assets at fair value through profit or loss, loans and receivables and held-to-maturity financial assets. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

(iv)	Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade-date-the date on which the Company and its subsidiaries commit to purchase or sell the asset. Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit and loss as incurred. Transaction costs for other financial assets are included in the carrying amount of asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. Valuation techniques includes making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc.. When applying valuation techniques, the Company and its subsidiaries use market parameters to the fullest extent possible and use specific parameters of the Company and its subsidiaries as little as possible. Loans and receivables are carried at amortized cost using effective interest method.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘loss from fair value change’.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as ‘investment income’. Dividends on available-for-sale financial assets are recorded in ‘investment income’ when the right of the Company and its subsidiaries to receive payments is established.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(i)	Financial assets (Cont’d)

(v)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets on balance sheet date. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

When there is significant or prolonged decline in fair value of the available-for-sale financial asset, changes in the fair value that originally recorded in equity is recorded as impairment loss. Impairment loss on available-for-sale equity instrument is not reversed through profit and loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets is recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit and loss. For the impairment test of receivables, please refer to Note 2(j).

(vi)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in profit and loss except for those effective portion of gain or loss on the derivative financial instruments designated as cash flow hedges which is recognized directly in other comprehensive income. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with a highly probable forecast transactions and variable rate borrowings and could affect the statement of comprehensive income.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change of the Company and its subsidiaries. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of the cash flow hedge.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(i)	Financial assets (Cont’d)

(vi)	Derivative financial instruments and hedging activities (Cont’d)

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘loss from fair value change’.

Amounts accumulated in equity are reclassified to the profit and loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In case the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit and loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘loss from fair value change’.

(j)	Loans and receivables

Loans and receivables primarily including accounts receivable, notes receivable, other receivables, loan to subsidiaries, etc. are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the statement of comprehensive income within ‘operating expenses - others’. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses - others’ in the statement of comprehensive income.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Inventories

Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, etc. and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance respectively when used, or capitalized to property, plant and equipment when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over net realizable value. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, selling expenses and related taxes in the ordinary course of business.

(l)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

(m)	Cash and cash equivalents

Cash listed in the statement of cash flows represents cash on hand and deposits held at call with banks. Cash equivalents refers to short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(n)	Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o)	Payables

Payables primarily including accounts payable and other liabilities, etc. are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(p)	Taxation

(i)	Value-added tax (“VAT”)

The domestic power sales of the Company and its subsidiaries are subjected to VAT. VAT payable is determined by applying 17% on the taxable revenue after offsetting deductible input VAT of the period.

(ii)	Goods and service tax (“GST”)

The overseas power sales of the Company and its subsidiaries are subjected to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

(iii)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

On 16 March 2007, the National People’s Congress promulgated the “Corporate Income Tax Law of the People’s Republic of China” which became effective from 1 January 2008. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually in five years from 1 January 2008 onwards. Domestic subsidiaries with original applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries changed from 18% in 2008 to 17% from 1 January 2009 onwards.

Pursuant to Guo Shui Han [2009]33 document, starting from 1 January 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(p)	Taxation (Cont’d)

(iii)	Current and deferred income tax (Cont’d)

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to settle current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(q)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services. The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when incurred. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(r)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and are able to receive them. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

Asset-related government grant is recognized as deferred income and is amortized evenly in profit and loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the profit and loss when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

(s)	Revenue and income recognition

Revenue is recognized based the following methods:

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)	Electricity sales revenue

Electricity sales revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST and after taking into account amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the customers and the power grid controlled and owned by the respective regional or provincial grid companies.

(ii)	Service income

Service revenue refers to amounts received from service of port loading and conveying. The Company and its subsidiaries recognize revenue when the relevant service was provided.

(iii)	Interest income

Interest income from deposits is recognized on a time proportion basis using effective yield method.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(t)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(i)	Operating leases (lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(ii)	Finance lease (lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets, respectively.

Please refer to Note 2(i)(v) for impairment test on finance lease receivable.

(u)	Borrowing costs

Borrowing costs incurred for the construction of any qualifying assets (including in property, plant and equipment) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(v)	Purchase of electricity

The overseas subsidiary of the Company recognized electricity purchase cost when it purchases the electricity and transmits to its customers.

(w)	Financial guarantee contracts

(i)	Classification

The Company issues financial guarantee contracts that transfer significant insurance risk.

Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(w)	Financial guarantee contracts (Cont’d)

(ii)	Liability adequacy test

At each balance sheet date, the Company and its subsidiaries perform liability adequacy tests to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to the statement of comprehensive income and by subsequently establishing a provision for losses arising from liability adequacy test.

(x)	Dividend distribution

Cash dividend is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

(y)	Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

(z)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after 1 January 2010 or later, but the Company and its subsidiaries have not early adopted:

•
IAS 24 (Revised), ‘Related party disclosures’ (effective for annual period beginning on or after 1 January 2011). The revised standard introduces an exemption from all of the disclosure requirements of IAS 24 for transactions among government-related entities and the government. Those disclosures are replaced with a requirement to disclose:

—	the name of the government and the nature of their relationship; and
—	the nature and amount of any individually-significant transactions; and
—	the extent of any collectively-significant transactions qualitatively or quantitatively.

It also clarifies and simplifies the definition of a related party. The Company and subsidiaries will apply this standard prospectively to related party disclosures from 1 January 2011.

•
IAS 27 (Revised), ‘Consolidated and separate financial statements’ (effective for annual period beginning on or after 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit and loss. The Company and its subsidiaries will apply this standard prospectively to transactions with non-controlling interests from 1 January 2010.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(z)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (Cont’d)

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after 1 January 2010 or later, but the Company and its subsidiaries have not early adopted: (Cont’d)

•
IAS 38 (Amendment), ‘Intangible Assets’ (effective for annual period beginning on or after 1 July 2009). The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar economic useful lives. The Company and its subsidiaries will apply this amendment prospectively to all business combinations from 1 January 2010.

•
IFRS 3 (Revised), ‘Business combinations’ (effective for annual period beginning on or after 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of comprehensive income. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Company and subsidiaries will apply this standard prospectively to all business combinations from 1 January 2010.

•
IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment is part of the IASB’s annual improvements project published in May 2008 and April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The amendment also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company and its subsidiaries and company will apply IFRS 5 (amendment) from 1 January 2010. It is not expected to have a material impact on the Company and its subsidiaries’ or the Company’s financial statements.

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(z)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (Cont’d)

The following standards and amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after 1 January 2010 or later, but the Company and its subsidiaries have not early adopted: (Cont’d)

•
IFRS 9, ‘Financial Instruments’ (effective for annual period beginning on or after 1 January 2013). The standard requires financial assets to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. An instrument is subsequently measured at amortized cost only if it is a debt instrument and both the objective of the entity’s business model is to hold the asset to collect the contractual cash flows, and the asset’s contractual cash flows represent only payments of principal and interest (that is, it has only ‘basic loan features’). All other debt instruments are to be measured at fair value through profit or loss. All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition, to recognize unrealized and realized fair value gains and losses through other comprehensive income rather than profit or loss. There is to be no recycling of fair value gains and losses to profit or loss. This election may be made on an instrument-by-instrument basis. Dividends are to be presented in profit or loss, as long as they represent a return on investment. The Company and its subsidiaries will apply this standard prospectively to financial instruments from 1 January 2013.

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)	Financial risk management

Risk management, including the management on the financial risks, is carried out under the instruction of the Strategic Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication for the information collected periodically.

SinoSing Power and its subsidiaries are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries have their written policies and financial authorization limits in place they are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (Cont’d)

(a)	Financial risk management (Cont’d)

(i)	Market risk

(1)	Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on accounts payable and other payables that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Notes 22 and 25 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at 31 December 2009, if RMB had weakened / strengthened by 5% (2008: 5%) against US$ and 3% (2008: 3%) against € with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB 357 million (2008: RMB 393 million) and RMB 31 million (2008: RMB 16 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2009, if S$ had weakened / strengthened by 10% (2008: 10%) against US$ with all other variables constant, exchange gain of SinoSing Power and its subsidiaries would have been RMB 93 million (2008: RMB 398 million) lower / higher, respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also exposed to foreign exchange risk on fuel purchase that is denominated primarily in US$. They use forward exchange contracts to hedge almost all of its estimated foreign exchange exposure in respect of forecast fuel purchases over the following three months. The Company and its subsidiaries classify its forward foreign currency contracts as cash flow hedges. Please refer to Note 13 for details.

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (Cont’d)

(a)	Financial risk management (Cont’d)

(i)	Market risk (Cont’d)

(2)	Price risk

The available-for-sale financial assets of the Company and its subsidiaries are exposed to equity security price risk. The exposure of such a risk is presented on the balance sheets.

Detailed information relating to the available-for-sale financial assets are disclosed in Note 10. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises influence in safeguarding the interest. The Company also closely monitors the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

The Company and its subsidiaries exposed to fuel price risk on fuel purchases. The Company and its subsidiaries entered into various long-term agreements to avoid the significant price changes. SinoSing Power and its subsidiaries also use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 13 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 22 to the financial statements. The Company will enter into interest rate swap agreements with banks when considered appropriate to hedge against cash flow interest rate risk.

As at 31 December 2009, if interest rates on RMB-denominated borrowings had been 50 basis points (2008: 50 basis points) higher / lower with all other variables held constant, interest expense for the year would have been RMB 339 million (2008: RMB 294 million) higher / lower. If interest rates on US$-denominated borrowings had been 50 basis points (2008: 50 basis points) higher / lower with all other variables held constant, interest expense for the year would have been RMB 14 million (2008: RMB 56 million) higher / lower. If interest rates on S$-denominated borrowings had been 100 basis points (2008: 100 basis points) higher / lower with all other variables held constant, interest expense for the year would have been RMB 150 million (2008: RMB 114 million) higher / lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

In the current year, the Company entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Please refer to Note 13 for details.

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (Cont’d)

(a)	Financial risk management (Cont’d)

(ii)	Credit risk

Credit risk arises from bank deposits, credit exposures to customers, other receivables and loans to subsidiaries. The maximum exposures of bank deposits, accounts and other receivables are disclosed in Notes 33, 18, and 17 to the financial statements, respectively while maximum exposures of loans to subsidiaries are presented on balance sheets.

Bank deposits are placed with banks and financial institutions which are regulated, including which a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director in the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 34(a)(i) to the financial statements.

Most of the power plants of the Company and its subsidiaries operating within PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements.

SinoSing Power and its subsidiaries derive their revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which is not expected to have high credit risk.

A subsidiary of SinoSing Power also derives its revenue mainly from retailing electricity to consumers with monthly consumption of more than 10,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. The subsidiary holds cash deposits and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

The concentrations of accounts receivable are disclosed in Note 5.

Regarding balances with subsidiaries, the Company and its subsidiaries can obtain the financial statements of all subsidiaries and assess the financial performance and cash flows of those subsidiaries periodically to manage the credit risk of loans.

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (Cont’d)

(a)	Financial risk management (Cont’d)

(iii)	Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as at each month end in meeting its liabilities.

The Company and its subsidiaries maintained flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds and cash flows of derivative financial liabilities are disclosed in Notes 22, 23 and 13, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

Effective 1 January 2009, the Company and its subsidiaries adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (Cont’d)

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2009.

	The Company and its subsidiaries				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Financial assets at fair value through profit or loss (Note 13)
— Trading derivatives	—	(4,123)	—	(4,123)	—	—	—	—

Derivatives used for hedging (Note 13)	—	190,872	—	190,872	—	39,586	—	39,586

Available-for-sale financial assets (Note 10)
— Equity securities*	2,293,999	—	—	2,293,999	2,293,999	—	—	2,293,999

Total assets	2,293,999	186,749	—	2,480,748	2,293,999	39,586	—	2,333,585

Liabilities

Financial liabilities at fair value through profit or loss (Note 13)
— Trading derivatives	—	6,276	—	6,276	—	—	—	—

Derivatives used for hedging (Note 13)	—	7,977	—	7,977	—	—	—	—

Total liabilities	—	14,253	—	14,253	—	—	—	—

*
The available-for-sale financial asset that is measured at fair value in the table above represents the equity interest in China Yangtze Power Co., Ltd. (“Yangtze Power”). In 2009, the Company transferred Yangtze Power from level 2 into level 1 upon the resumption of trading of shares of Yangtze Power in the Shanghai Stock Exchange after the restructuring since May 2008 (Note 10).

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (Cont’d)

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise equity investment in Yangtze Power classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swap.

3.	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT (Cont’d)

(b)	Fair value estimation (Cont’d)

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans including current maturities and long-term bonds was approximately RMB 80.39 billion and approximately RMB 14.18 billion as at 31 December 2009 (2008: RMB 65.49 billion and RMB 11.31 billion), respectively. The aggregate book value of these liabilities was approximately RMB 80.52 billion and RMB 13.80 billion as at 31 December 2009 (2008: RMB 65.57 billion and RMB 9.83 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in consolidated balance sheet. During 2009, the strategy of the Company and its subsidiaries remained unchanged from 2008. The debt ratio of the Company and its subsidiaries as at 31 December 2009 was 74.41% (2008: 74.35%).

(d)	Insurance risk management

The Company and its subsidiaries issue contracts that transfer significant insurance risk.

The risk relates to the financial guarantees provided to banks by the Company on the borrowings of an associate and a subsidiary. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims. By the nature of a financial guarantee contract, this risk is predictable.

Experience shows credit risks from the specified debtors are relatively remote. The Company maintains a close watch on the financial position and liquidity of the associate and subsidiary for which financial guarantees have been granted in order to mitigate such risks (Note 2(w)(ii)). The Company takes all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment in accordance with the accounting policies stated in Notes 2(g) and 2(f), respectively. The recoverable amounts of CGU or CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Notes 14 and 12). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

(b)	Useful life of power generation licence

As at year end, management of the Company and its subsidiaries considered the estimated useful life for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

(c)	Useful lives of property, plant and equipment

Management of the Company decided the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

(d)	Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with Note 2(h), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

(e)	Approval of construction of new power plants

The receiving of the ultimate approval from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimate and judgment are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

5.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2009	2008

Sales of power	75,951,682	67,492,499
Sales of steam	464,940	117,454
Port service	177,448	—
Others	268,826	225,161

Total	76,862,896	67,835,114

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. Currently, the operating segments of the Company were grouped into power segment and all other segments (port operations).

Senior management assesses the performance of the operating segments based on a measure of profit / (loss) before income tax expense under PRC GAAP in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

5.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)

	Power segment	All other segments	Total

For the year ended 31 December 2009
Total revenue	79,564,883	379,426	79,944,309
Inter-segment revenue	—	(201,978)	(201,978)

Revenue from external customers	79,564,883	177,448	79,742,331

Segment results	6,234,631	7,982	6,242,613

Interest income	63,972	714	64,686
Interest expense	(4,235,474)	(39,439)	(4,274,913)
Depreciation and amortization	(9,166,607)	(46,136)	(9,212,743)
Net loss on disposal of property, plant and equipment	(61,966)	—	(61,966)
Share of profits of associates	664,497	—	664,497
Income tax expense	(654,888)	(1,803)	(656,691)

For the year ended 31 December 2008
Total revenue	72,198,019	—	72,198,019
Inter-segment revenue	—	—	—

Revenue from external customers	72,198,019	—	72,198,019

Segment results	(4,104,740)	—	(4,104,740)

Interest income	90,811	—	90,811
Interest expense	(4,168,273)	(1,188)	(4,169,461)
Depreciation and amortization	(8,541,111)	(1)	(8,541,112)
Net loss on disposal of property, plant and equipment	(53,277)	—	(53,277)
Share of profits of associates	96,181	—	96,181
Income tax benefit	185,939	—	185,939

5.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)

	Power segment	All other segments	Total

31 December 2009
Segment assets	188,444,809	1,517,972	189,962,781
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,563,073	36,967	27,600,040
Investments in associates	8,715,779	—	8,715,779
Segment liabilities	(137,099,373)	(792,750)	(137,892,123)

31 December 2008
Segment assets	169,772,662	1,462,563	171,235,225
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	51,347,593	1,440,471	52,788,064
Investments in associates	7,916,751	—	7,916,751
Segment liabilities	(121,092,939)	(743,517)	(121,836,456)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2009	2008

Revenue from external customers (PRC GAAP)	79,742,331	72,198,019

Reconciling item:
Impact of business combination under common control*	(2,884,007)	(4,372,882)
Impact of IFRS adjustments**	4,572	9,977

Operating revenue per consolidated statement of comprehensive income	76,862,896	67,835,114

5.	REVENUE AND SEGMENT INFORMATION (Cont’d)

A reconciliation of segment result to profit / (loss) before income tax expense is provided as follows:

	For the year ended 31 December
	2009	2008

Segment results (PRC GAAP)	6,242,613	(4,104,740)

Reconciling items:
Loss related to the headquarters	(281,069)	(351)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	88,291	37,591
Impact of business combination under
common control*	(4,742)	(365,545)
Impact of IFRS adjustments**	(341,117)	(358,511)

Profit / (Loss) before income tax expense per consolidated statement of comprehensive income	5,703,976	(4,791,556)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December 2009	As at 31 December 2008

Total segment assets (PRC GAAP)	189,962,781	171,235,225

Reconciling items:
Investment in Huaneng Finance	570,917	563,269
Deferred income tax assets	547,664	426,120
Prepaid income tax	40,815	172,758
Available-for-sale financial assets	2,555,972	1,524,016
Corporate assets	318,977	147,075
Impact of business combination under
common control*	—	(9,480,805)
Impact of IFRS adjustments**	3,890,053	1,330,100

Total assets per consolidated balance sheet	197,887,179	165,917,758

5.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December 2009	As at 31 December 2008

Total segment liabilities (PRC GAAP)	(137,892,123)	(121,836,456)

Reconciling items:
Current income tax liabilities	(292,509)	(34,762)
Deferred income tax liabilities	(1,386,493)	(1,091,023)
Corporate liabilities	(5,709,119)	(5,772,768)
Impact of business combination under
common control*	—	5,720,148
Impact of IFRS adjustments**	(1,958,815)	(342,944)

Total liabilities per consolidated balance sheet	(147,239,059)	(123,357,805)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of business combination under common control*	Impact of IFRS adjustments**	Total

For the year ended 31 December 2009
Interest expense	(4,274,913)	(159,070)	—	173,583	—	(4,260,400)
Depreciation and
amortization	(9,212,743)	(20,384)	—	725,416	(242,004)	(8,749,715)
Share of profits
of associates	664,497	—	88,291	—	3,376	756,164
Income tax expense	(656,691)	—	—	16,671	46,233	(593,787)

For the year ended 31 December 2008
Interest expense	(4,169,461)	(176,604)	—	281,286	—	(4,064,779)
Depreciation and
amortization	(8,541,112)	(17,095)	—	911,670	(262,198)	(7,908,735)
Share of profits
of associates	96,181	—	37,591	—	(61,084)	72,688
Income tax benefit	185,939	—	—	33,886	19,898	239,723

5.	REVENUE AND SEGMENT INFORMATION (Cont’d)

*
Under PRC GAAP, the business combination under common control is accounted for under merger accounting method; the operating results for all periods presented are retrospectively restated by combining the financial information of the businesses acquired as if they had been combined from the date when the combing entities first came under the control of the controlling party. Therefore, the financial information of business acquired before the acquisition date is shown as the difference between PRC GAAP and IFRS.

**
The GAAP adjustments above were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2009	2008

PRC	66,355,907	57,421,766

Singapore	10,506,989	10,413,348

	76,862,896	67,835,114

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December 2009	As at 31 December 2008

PRC	149,590,150	123,273,419

Singapore	21,056,775	20,687,670

	170,646,925	143,961,089

5.	REVENUE AND SEGMENT INFORMATION (Cont’d)

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2009		2008
	Amount	Proportion	Amount	Proportion

ShanDong Electric Power Corporation	10,457,022	14%	7,895,766	12%
JiangSu Electric Power Company	10,555,992	14%	9,565,878	14%
ZheJiang Electric Power Corporation	8,154,374	11%	7,487,033	11%

6.	PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE

Profit / (Loss) before income tax expense was determined after charging and (crediting) the following:

	For the year ended 31 December
	2009	2008

Interest expense on bank loans:
— wholly repayable within five years	3,163,483	3,200,296
— not wholly repayable within five years	1,234,327	976,670
Interest expense on long-term loans from Huaneng Group:
— wholly repayable within five years	52,969	38,768
— not wholly repayable within five years	—	99,435
Interest expense on other long-term loans:
— wholly repayable within five years	136,193	4,584
— not wholly repayable within five years	5,588	1,078
Interest expense on long-term bonds	676,902	499,115
Interest expense on short-term bonds	287,024	242,720

Total interest expense	5,556,486	5,062,666
Less: amounts capitalized in property, plant and equipment	(1,296,086)	(997,887)

	4,260,400	4,064,779

6.	PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE (Cont’d)

Profit / (Loss) before income tax expense was determined after charging and (crediting) the following: (Cont’d)

	For the year ended 31 December
	2009	2008

Loss on fair value change of derivative financial instruments	33,638	54,658
Auditors’ remuneration	29,015	30,555
Loss on disposals or write-off of property, plant and equipment	53,033	54,056
Operating leases:
— Property, plant and equipment	157,717	32,894
— Land use rights	38,677	39,318
Depreciation of property, plant and equipment	8,572,103	7,752,706
Impairment loss of property, plant and equipment	629,674	—
Impairment of goodwill	—	130,224
Amortization of land use rights	91,633	74,800
Amortization of other non-current assets	53,235	44,478
Cost of inventories consumed	45,694,202	50,476,167
Provision for doubtful accounts	677	10,951
Bad debts recovery	(2,623)	(50,096)
Provision for inventory obsolescence	29,889	3,901

Other operating expenses consist of impairment loss of property, plant and equipment, environmental protection expenses, substituted power arrangement expenses, insurance and other miscellaneous expenses, etc.

7.	PROPERTY, PLANT AND EQUIPMENT

	The Company and its subsidiaries
	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction-in-progress	Total

As at 1 January 2008
Cost	—	2,234,479	114,342,118	206,956	2,452,285	12,853,213	132,089,051
Accumulated depreciation	—	(570,368)	(39,965,221)	(112,691)	(1,314,852)	—	(41,963,132)

Net book value	—	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919

Year ended 31 December 2008
Beginning of the year	—	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919
Reclassification	—	(11,526)	(32,261)	—	43,787	—	—
Acquisition	—	—	5,983,679	—	12,460	80,441	6,076,580
Additions	1,315,393	29,211	185,228	—	201,613	27,029,948	28,761,393
Transfer from CIP	—	41,538	14,919,194	—	112,805	(15,073,537)	—
Disposals / Write-off	—	(4,099)	(72,385)	—	(2,375)	—	(78,859)
Depreciation charge	—	(96,468)	(7,413,970)	(12,385)	(239,293)	—	(7,762,116)
Currency translation differences	—	—	(377,920)	—	(823)	(6,976)	(385,719)

End of the year	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	The Company and its subsidiaries
	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction-in-progress	Total

As at 31 December 2008
Cost	1,315,393	2,276,367	141,065,871	206,956	2,749,454	24,883,089	172,497,130
Accumulated depreciation	—	(653,600)	(49,812,854)	(125,076)	(1,483,847)	—	(52,075,377)
Accumulated impairment loss	—	—	(3,684,555)	—	—	—	(3,684,555)

Net book value	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198

Year ended 31 December 2009
Beginning of the year	1,315,393	1,622,767	87,568,462	81,880	1,265,607	24,883,089	116,737,198
Reclassification	—	8,694	(107,894)	—	99,200	—	—
Acquisitions	—	280,075	6,988,261	—	61,346	287,515	7,617,197
Additions	—	1,659	118,039	—	202,974	25,415,657	25,738,329
Transfer from CIP	—	219,143	17,796,894	26,083	151,557	(18,193,677)	—
Disposals / Write-off	—	(785)	(204,394)	—	(21,581)	—	(226,760)
Depreciation charge	(37,411)	(77,553)	(8,201,190)	(13,538)	(249,638)	—	(8,579,330)
Impairment charge	—	—	(629,674)	—	—	—	(629,674)
Currency translation differences	—	—	107,732	—	3,366	9,278	120,376

End of the year	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336

As at 31 December 2009
Cost	1,315,393	3,160,319	173,909,736	233,023	3,389,767	32,401,862	214,410,100
Accumulated depreciation	(37,411)	(1,106,319)	(66,075,937)	(138,598)	(1,876,936)	—	(69,235,201)
Accumulated impairment loss	—	—	(4,397,563)	—	—	—	(4,397,563)

Net book value	1,277,982	2,054,000	103,436,236	94,425	1,512,831	32,401,862	140,777,336

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	The Company
	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction-in-progress	Total

As at 1 January 2008
Cost	1,364,117	73,140,337	155,289	1,782,175	8,020,173	84,462,091
Accumulated depreciation	(478,213)	(32,074,330)	(100,727)	(1,088,103)	—	(33,741,373)

Net book value	885,904	41,066,007	54,562	694,072	8,020,173	50,720,718

Year ended 31 December 2008
Beginning of the year	885,904	41,066,007	54,562	694,072	8,020,173	50,720,718
Reclassification	1,876	(1,867)	—	(9)	—	—
Additions	8,273	18,965	—	61,410	16,326,488	16,415,136
Transfer from CIP	23,207	10,232,014	—	67,386	(10,322,607)	—
Disposals / Write-off	(4,099)	(58,106)	—	(1,891)	—	(64,096)
Depreciation charge	(56,417)	(4,304,760)	(8,226)	(153,093)	—	(4,522,496)

End of the year	858,744	46,952,253	46,336	667,875	14,024,054	62,549,262

As at 31 December 2008
Cost	1,391,228	82,997,764	155,289	1,811,351	14,024,054	100,379,686
Accumulated depreciation	(532,484)	(36,045,511)	(108,953)	(1,143,476)	—	(37,830,424)

Net book value	858,744	46,952,253	46,336	667,875	14,024,054	62,549,262

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	The Company
	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction-in-progress	Total

Year ended 31 December 2009
Beginning of the year	858,744	46,952,253	46,336	667,875	14,024,054	62,549,262
Reclassification	2,478	(1,387)	—	(1,091)	—	—
Additions	43	9,994	—	111,017	8,992,535	9,113,589
Transfer from CIP	60,828	13,464,449	25,928	84,851	(13,636,056)	—
Disposals / Write-off	(141)	(97,122)	—	(8,060)	—	(105,323)
Depreciation charge	(31,561)	(4,675,872)	(9,039)	(151,716)	—	(4,868,188)
Impairment charge	—	(550,090)	—	—	—	(550,090)

End of the year	890,391	55,102,225	63,225	702,876	9,380,533	66,139,250

As at 31 December 2009
Cost	1,456,358	95,944,030	181,200	1,892,476	9,380,533	108,854,597
Accumulated depreciation	(565,967)	(40,291,715)	(117,975)	(1,189,600)	—	(42,165,257)
Accumulated impairment loss	—	(550,090)	—	—	—	(550,090)

Net book value	890,391	55,102,225	63,225	702,876	9,380,533	66,139,250

Interest expense of approximately RMB 1,296 million (2008: RMB 998 million) arising on borrowings for the construction of power plants were capitalized during the year and are included in ‘Additions’ in property, plant and equipment. A capitalization rate of approximately 5.14% (2008: 6.21%) per annum was used.

In 2009, impairment losses of certain property, plant and equipment of Huaneng Xindian Power Plant and Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”) were provided upon the shutdown of respective generators amounting to RMB 550 million and RMB 80 million, respectively. The recoverable amounts are determined based on fair value less costs to sell assessed by an independent valuer. The fair values are determined by reference to the market price.

In 2008, no impairment was recognized based on assessments.

8.	INVESTMENTS IN ASSOCIATES

	The Company and its subsidiaries		The Company
	2009	2008	2009	2008

Beginning of the year	8,758,235	8,731,490	7,486,116	7,204,362
Acquisition of equity interest in Shenzhen Energy Investment Co., Ltd. (“SEI”)	—	200	—	200
Acquisition of 10% equity interest in Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	—	134,554	—	134,554
Establishment of Yangquan Coal Industry Group Huaneng Coal- fired Power Investment Co., Ltd. (“Yangmei Huaneng Company”)	—	147,000	—	147,000
Additional investments in Yangmei Huaneng Company	343,000	—	343,000	—
Establishment of Huaneng Shidaowan Nuclear Power Development Co., Ltd. (“Shidaowan Nuclear Power”)	150,000	—	150,000	—
Establishment of Bianhai Railway Co., Ltd. (“Bianhai Railway”)	55,500	—	55,500	—
Share of other comprehensive income	8,795	3,096	—	—
Share of profit before income tax expense	1,008,784	187,518	—	—
Share of income tax expense	(252,620)	(114,830)	—	—
Dividends	(503,118)	(330,793)	—	—

End of the year	9,568,576	8,758,235	8,034,616	7,486,116

Investments in associates as at 31 December 2009 included goodwill of approximately RMB 1,490 million (2008: RMB 1,490 million).

8.	INVESTMENTS IN ASSOCIATES (Cont’d)

As at 31 December 2009, investments in associates of the Company and its subsidiaries, all of which are unlisted except for SEI which is listed in the Shenzhen Stock Exchange, were as follows:

Name of associate	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held

				Direct	Indirect

Rizhao Power Company	PRC	RMB1,245,587,900	Power generation	44%	—
Shenzhen Energy Group Co., Ltd. (“SEG”)	PRC	RMB955,555,556	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	—
SEI*	PRC	RMB2,202,495,332	Energy and investment in related industries	9.08%	—
Hebei Hanfeng Power Generation Limited Liability Company	PRC	RMB1,975,000,000	Power generation	40%	—
Chongqing Huaneng Lime Company Limited (“Lime Company”)	PRC	RMB50,000,000	Lime production and sale, construction materials, chemical engineering product	—	25%
Huaneng Finance	PRC	RMB2,000,000,000	Provision for financial	20%	—
			service including fund
			deposit services, lending,
			finance lease
			arrangements, notes
			discounting and entrusted
			loans and investment
			arrangement within
			Huaneng Group

8.	INVESTMENTS IN ASSOCIATES (Cont’d)

As at 31 December 2009, investments in associates of the Company and its subsidiaries, all of which are unlisted except for SEI which is listed in the Shenzhen Stock Exchange, were as follows: (Cont’d)

Name of associate	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held

				Direct	Indirect

Huaneng Sichuan Hydropower Co., Ltd.	PRC	RMB979,600,000	Development, investment, construction, operation and management of hydropower	49%	—
Yangmei Huaneng Company	PRC	RMB1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	—
Shidaowan Nuclear Power	PRC	RMB1,000,000,000	Preparation for construction of Yashuidui power plant project	30%	—
Bianhai Railway	PRC	RMB150,000,000	Railway construction, freight transportation, materials supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	—

*
The Company holds 200 million shares, representing 9.08% shareholding of SEI, which is also the subsidiary of SEG, one of the Company’s associates. The Company considered the nature of the investment and classified this as an associate. The 200 million shares mentioned above are subject to a lock-up period of 3 years from the acquisition date. As there is no published price quotation for shares with such specific lock-up arrangement, there is no price information available for the disclosure purpose.

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2009	2008

Assets	78,738,065	78,806,094
Liabilities	(49,216,096)	(51,201,920)
Operating revenue	20,108,958	7,937,524
Profit attributable to equity holders of associates	2,055,591	299,872

9.	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES

(a)	Investments in subsidiaries

As at 31 December 2009, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

(i)	Subsidiaries acquired from business combinations under common control

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Direct	Indirect

Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd.	PRC	Limited liability company	RMB632,840,000	Power generation	75%	—
Huaneng Qinbei Power Co., Ltd.	PRC	Limited liability company	RMB810,000,000	Power generation	60%	—
Huaneng Yushe Power Generation Co., Ltd.	PRC	Limited liability company	RMB615,760,000	Power generation	60%	—
Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB1,055,000,000	Power generation	55%	—
Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,748,310,000	Power generation	60%	—
Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB924,050,000	Power generation	65%	—
Huaneng Nanjing Jinling Power Co., Ltd. (“Nanjing Jinling Power Company”)	PRC	Limited liability company	RMB1,302,000,000	Power generation	60%	—
Huaneng Qidong Wind Power Generation Co., Ltd.(“Qidong Wind Power”)	PRC	Limited liability company	RMB200,000,000	Development of wind power project, production and sales of electricity	65%	—
Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”)	PRC	Limited liability company	RMB1,537,130,909	Power generation, heat supply	55%	—
Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (i)	PRC	Limited liability company	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%	—

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

9.	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

As at 31 December 2009, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows: (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Direct	Indirect

Weihai Power Company	PRC	Limited liability company	RMB761,838,300	Power generation	60%	—
Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB804,146,700	Power generation	75%	—
Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”)	PRC	Limited liability company	RMB265,000,000	Power generation	100%	—
Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB930,870,000	Power generation	63.64%	—
Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Power generation	95%	—
Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB699,700,000	Power generation	70%	—
Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB200,000,000	Wholesale of coal	100%	—
Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (i)	PRC	Limited liability company	RMB990,000,000	Power generation	50%	—
Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Wind power development and utilization	99%	—
Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB1,560,000,000	Power generation	70%	—
Huaneng Yingkou Port Limited Liability Company (i)	PRC	Limited liability company	RMB720,235,000	Loading and conveying service	50%	—
Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB100,000,000	Construction, operation and management of hydropower and related projects	100%	—
Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB830,000,000	Production and sales of electricity and heat	100%	—

9.	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

As at 31 December 2009, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows: (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways (Cont’d)

Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Percentage of equity interest held

					Direct	Indirect

Zhuozhou Liyuan Cogeneration Co., Ltd.	PRC	Limited liability company	RMB5,000,000	Construction, operation and management of cogeneration power plants and related projects	100%	—
Kaifeng Xinli Power Generation Co., Ltd	PRC	Limited liability company	RMB146,920,000	Power generation	—	55%
SinoSing Power	Singapore	Limited liability company	US$985,000,100	Investment holding	100%	—
Tuas Power	Singapore	Limited liability company	S$1,178,050,000	Power generation and related byproducts, derivatives; developing power supply resources and operating electricity	—	100%
Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$500,000	Power sales	—	100%
Tuas Power Generation Pte Ltd.	Singapore	Limited liability company	S$1,183,000,001	Power generation and related byproducts, derivatives; developing power supply resources, operating electricity and power sales	—	100%
Tuas Power Utilities Pte Ltd.	Singapore	Limited liability company	S$2	Provision of utility services	—	100%
TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$1,000,000	Provision of utility services	—	75%
New Earth Pte Ltd.	Singapore	Limited liability company	S$10,111,841	Consultancy in waste recycling Industrial	—	60%
New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$12,516,050	waste management and recycling	—	75%
TP Utilities Pte Ltd.	Singapore	Limited liability company	S$1	Provision of utility services	—	100%

Note:

(i)	Pursuant to agreements with other shareholders, the Company has controls over these entities.

In 2009, no impairment was recognized for the investment in subsidiaries. In 2008, impairment loss of RMB 209 million was recorded for the investment in Huaiyin Power Company at Company level. Please refer to Note 14 for the detailed information of impairment assessment.

9.	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(b)	Loans to subsidiaries

As at 31 December 2009, the unsecured short-term loans to subsidiaries amounted to approximately RMB 7.929 billion (2008: RMB 2.44 billion) with annual interest rates ranging from 3.79% to 7.47% (2008: from 5.58% to 7.47%). The unsecured long-term loans to subsidiaries amounted to approximately RMB 10.395 billion (2008: N/A) with annual interest rates ranging from 3.72% to 5.20% (2008: N/A). Since all interest rates were similar to the interest rates offered by the market, the carrying value of the loans to subsidiaries approximated their fair value.

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets represent the 1.56% (2008: 1.82%) equity interest in Yangtze Power and the 10% (2008: 10%) equity interest in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”). Yangtze Power is a listed company and Jinxing Energy is unlisted, both are incorporated in the PRC. As at 31 December 2009, the Company held approximately 171.71 million (2008: 171.71 million) shares of Yangtze Power. The fair value of Yangtze Power as at 31 December 2009 was determined based on the closing market price of RMB 13.36 per share quoted in the Shanghai Stock Exchange on the last trading day of 2009 (2008: trading of shares of Yangtze Power has been suspended as a result of a major assets restructuring since 8 May 2008. The fair value per share deriving from fair value of similar financial assets amounted to RMB 7.35.).

	2009	2008

Beginning of the year	1,524,016	3,462,158
Investment in Jinxing Energy	—	146,375
Revaluation gains / (loss)	1,031,956	(2,084,517)

End of the year	2,555,972	1,524,016

There were no impairment provisions on available-for-sale financial assets in 2009 and 2008.

11.	LAND USE RIGHTS

Details of land use rights are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Outside Hong Kong, held on:

Leases of between 10 to 50 years	3,817,381	2,868,599	1,473,750	1,451,106
Leases of over 50 years	26,338	26,760	17,827	18,104

	3,843,719	2,895,359	1,491,577	1,469,210

12.	POWER GENERATION LICENCE

The movements in the carrying amount of power generation licence during the years are as follows:

	2009	2008

Beginning of the year	3,811,906	—

Movement:

Opening net book value	3,811,906	—
Acquisitions (Note 39)	—	4,073,278
Currency translation differences	86,215	(261,372)

Closing net book value	3,898,121	3,811,906

End of the year	3,898,121	3,811,906

Impairment test of power generation licence

Power generation licence belongs to the single CGU-Tuas Power. The recoverable amount of the CGU is determined based on value-in-use calculation. Management has based their assessment of recoverable amount on value-in-use calculations which includes cash flow projections of the CGU in Singapore electricity market in the following 20 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 6.9%. An absolute change in the discount rate of 0.5% would result in approximately RMB 1,531 million change in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely based on advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rate of 2.8% and 1.1% respectively was used in consideration of future expansion plans and new development projects as part of the long term strategy. The growth rate used did not exceed the long term average growth rate for the Singapore market.

Based on the assessments, no impairment was provided for power generation licence.

13.	DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Derivative financial assets
— Cash flow hedge (fuel oil swap contracts)	151,286	(17,008)	—	—
— Cash flow hedge (exchange forwards contracts)	—	1,767	—	—
— Cash flow hedge (interest rate swap contracts)	39,586	—	39,586	—
— Financial instruments at fair value through profit or loss (fuel oil swap contracts)	(4,123)	30,720	—	—

Total	186,749	15,479	39,586	—

Less: non-current portion
— Cash flow hedge (fuel oil swap contracts)	5,277	—	—	—
— Cash flow hedge (interest rate swap contracts)	39,586	—	39,586	—

Total non-current portion	44,863	—	39,586	—

Current portion	141,886	15,479	—	—

13.	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

Details of derivative financial instruments are as follows: (Cont’d)

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Derivative financial liabilities
— Cash flow hedge (fuel oil swap contracts)	(1,368)	540,519	—	—
— Cash flow hedge (exchange forward contracts)	9,345	12,379	—	—
— Financial instruments at fair value through profit or loss (fuel oil swap contracts)	6,276	6,786	—	—

Total	14,253	559,684	—	—

Less: non-current portion
— Cash flow hedge (fuel oil swap contracts)	—	17,242	—	—
— Cash flow hedge (exchange forwards contracts)	850	—	—	—

Total non-current portion	850	17,242	—	—

Current portion	13,403	542,442	—	—

For the year ended 31 December 2009 and 2008, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

An overseas subsidiary of the Company uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiary also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

13.	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable-rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2009 was US$ 400 million (2008: N/A). Through this arrangement, the Company pays an annual fixed interest at 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

The analysis of contractual cash inflows / (outflows) of major derivative financial instruments are as follows:

		Cash flows

	Carrying Amount	Contractual cash flows	Within 1 year	Between 1 to 2 years	Between 2 to 3 years

As at 31 December 2009
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	147,163	147,163	141,889	4,326	948

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	4,908	(4,908)	(4,908)	—	—
Forward exchange contracts used for hedging
— inflow		2,684,751	2,641,444	39,433	3,874
— outflow		(2,712,479)	(2,668,293)	(40,230)	(3,956)

	9,345	(27,728)	(26,849)	(797)	(82)

13.	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

The analysis of contractual cash inflows / (outflows) of major derivative financial instruments are as follows: (Cont’d)

		Cash flows

	Carrying Amount	Contractual cash flows	Within 1 year	Between 1 to 2 years	Between 2 to 3 years

As at 31 December 2008
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	13,712	13,712	14,668	(238)	(718)
Forward exchange contracts used for hedging
— inflow		190,120	144,230	44,887	1,003
— outflow		(189,906)	(143,231)	(45,762)	(913)

	1,767	214	999	(875)	90

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	547,305	(547,305)	(529,671)	(17,634)	—
Forward exchange contracts used for hedging
— inflow		2,068,406	2,044,632	21,084	2,690
— outflow		(2,114,248)	(2,090,716)	(20,894)	(2,638)

	12,379	(45,842)	(46,084)	190	52

14.	GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

	The Company and its subsidiaries	The Company

As at 31 December 2007
Cost	555,266	108,938

Movement in 2008:
Opening net book value	555,266	108,938
Acquisitions	11,408,202	—
Impairment charge	(130,224)	—
Currency translation differences	(725,148)	—

Closing net book value	11,108,096	108,938

As at 31 December 2008
Cost	11,238,320	108,938
Accumulated impairment loss	(130,224)	—

Net book value	11,108,096	108,938

Movement in 2009:
Opening net book value	11,108,096	108,938
Acquisitions (Note 39)	263,708	—
Currency translation differences	239,194	—

Closing net book value	11,610,998	108,938

As at 31 December 2009
Cost	11,741,222	108,938
Accumulated impairment loss	(130,224)	—

Net book value	11,610,998	108,938

14.	GOODWILL (Cont’d)

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of significant goodwill allocated to individual CGUs which all of them belonged to power segment are as follows:

	2009	2008

Yueyang Power Company	100,907	100,907
Pingliang Power Company	107,735	107,735
Tuas Power	10,903,073	10,663,879
Beijing Cogeneration	103,286	—
Yangliuqing Power Company	151,459	—

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering a five-year period. The Company expects cash flows beyond the five-year period will be similar to that of the fifth year based on existing production capacity. In connection to the goodwill arising from acquisition of Tuas Power, management has based its assessment of recoverable amount on value-in-use calculations which includes cash flow projections of the CGU in Singapore electricity market in the following 20 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets. On average, the growth and inflation rate of 2.8% and 1.1% respectively was used in consideration of future expansion plans and new development projects as part of the long term strategy. The growth rate used did not exceed the long term average growth rate for the Singapore market.

Discount rates used for value-in-use calculations:

Yueyang Power Company	8.7%
Pingliang Power Company	8.7%
Tuas Power	6.9%
Beijing Cogeneration	8.7%
Yangliuqing Power Company	8.7%

14.	GOODWILL (Cont’d)

Impairment tests for goodwill (Cont’d)

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts.

In 2009, no goodwill was impaired. In 2008, based on the assessments, except for the goodwill arising from acquisition of Huaiyin Power Company, no goodwill was impaired. The management expects to shut down generators of Huaiyin Power Company in the future, full impairment of related goodwill was provided based on the result of impairment test.

15.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Intangible assets	403,074	91,369	35,333	27,356
Deferred housing loss	29,312	54,963	4,109	18,118
Prepayments for switchhouse and metering station	16,894	17,746	—	—
Prepaid connection fees	124,007	144,932	—	—
Prepaid territorial waters use right	146,042	149,097	145,556	148,601
Finance lease receivable	148,637	97,776	—	—
Prepayments for equipment	—	155,732	—	—
Others	155,130	36,457	15,253	7,509

Total	1,023,096	748,072	200,251	201,584

The intangible assets consist of software, patented technologies and land use rights granted by government.

16.	INVENTORIES

Inventories comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Fuel (coal and oil) for power generation	2,986,233	3,986,445	1,117,742	2,159,728
Material and supplies	1,283,431	1,328,951	619,715	679,373

	4,269,664	5,315,396	1,737,457	2,839,101
Less: provision for inventory obsolescence	(185,678)	(145,549)	(38,017)	(8,071)

	4,083,986	5,169,847	1,699,440	2,831,030

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2009	2008	2009	2008

Beginning of the year	(145,549)	(30,147)	(8,071)	(7,783)
Acquisitions	(8,380)	(119,630)	—	—
Provision	(31,023)	(4,326)	(31,023)	(660)
Write-offs	736	354	648	354
Reversal	1,134	425	429	18
Currency translation differences	(2,596)	7,775	—	—

End of the year	(185,678)	(145,549)	(38,017)	(8,071)

17.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Prepayments for inventories	783,672	307,494	702,709	523,422
Prepayments for constructions	407,920	275,085	304,075	195,111
Prepayments for investments	387,000	30,000	387,000	30,000
Prepaid income tax	40,815	172,758	—	144,809
Others	41,792	208,869	7,507	6,561

Total prepayments	1,661,199	994,206	1,401,291	899,903

Staff advances	13,032	11,421	6,618	5,741
Dividend receivables	—	—	58,601	58,601
Others	638,399	293,143	612,118	321,829

Subtotal other receivables	651,431	304,564	677,337	386,171
Less: provision for doubtful accounts	(38,628)	(26,292)	(17,820)	(17,867)

Total other receivables, net	612,803	278,272	659,517	368,304

VAT recoverable	2,194,938	—	922,959	—

Gross total	4,507,568	1,298,770	3,001,587	1,286,074

Net total	4,468,940	1,272,478	2,983,767	1,268,207

Please refer to Note 34 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables and assets of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

RMB	4,424,479	1,276,814	3,001,587	1,286,074
S$ (RMB equivalent)	82,686	9,556	—	—
US$ (RMB equivalent)	403	287	—	—
JPY (RMB equivalent)	—	12,028	—	—
AUD (RMB equivalent)	—	85	—	—

Total	4,507,568	1,298,770	3,001,587	1,286,074

17.	OTHER RECEIVABLES AND ASSETS (Cont’d)

Other receivables and assets do not contain significant impaired assets. Movements of provision for doubtful accounts during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2009	2008	2009	2008

Beginning of the year	(26,292)	(30,463)	(17,867)	(22,033)
Additions from acquisitions	(15,602)	—	—	—
Provision	(1)	—	(1)	—
Reversal	18	1,719	18	1,714
Write-off	3,249	2,452	30	2,452

End of the year	(38,628)	(26,292)	(17,820)	(17,867)

As at 31 December 2009, there was no indication of impairment relating to other receivables which were not past due and no provision was made. Other receivables of RMB 89 million (2008: RMB 68 million) were past due but not impaired. These receivables were contracts bounded with repayment terms on demand. The ageing analysis of these other receivables was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Between 1 to 2 years	28,455	14,057	504	894
Between 2 to 3 years	11,902	13,428	813	8,570
Over 3 years	48,743	40,371	6,040	22,499

	89,100	67,856	7,357	31,963

As at 31 December 2009, other receivables of RMB 45 million (2008: RMB 30 million) were impaired. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these other receivables was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Between 2 to 3 years	—	3,023	—	3,023
Over 3 years	44,874	26,570	24,307	18,145

	44,874	29,593	24,307	21,168

18.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Accounts receivable	9,717,681	7,153,834	5,231,868	3,873,554
Notes receivable	351,630	666,255	41,816	114,000

	10,069,311	7,820,089	5,273,684	3,987,554

Less: provision for doubtful accounts	(26,408)	(25,589)	—	—

	10,042,903	7,794,500	5,273,684	3,987,554

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

RMB	9,167,806	6,803,558	5,273,684	3,987,554
S$ (RMB equivalent)	817,416	1,014,725	—	—
US$ (RMB equivalent)	84,089	1,806	—	—

Total	10,069,311	7,820,089	5,273,684	3,987,554

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billing. As at 31 December 2009, accounts receivable (within one month and no provision) of the Company and its subsidiaries amounted to approximately RMB 1,032 million (2008: RMB 505 million) was secured to a bank as collateral against a short-term loan of RMB 698 million (2008: RMB 500 million). (Note 28).

Movements of provision for doubtful accounts during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2009	2008	2009	2008

Beginning of the year	(25,589)	(50,573)	—	—
Provision	(1,110)	(26,296)	—	—
Reversal	416	13,626	—	—
Write-off	—	36,947	—	—
Currency translation differences	(125)	707	—	—

End of the year	(26,408)	(25,589)	—	—

18.	ACCOUNTS RECEIVABLE (Cont’d)

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Within 1 year	10,035,455	7,819,926	5,269,683	3,987,554
Between 1 to 2 years	29,726	—	4,001	—
Between 2 to 3 years	—	12	—	—
Over 3 years	4,130	151	—	—

	10,069,311	7,820,089	5,273,684	3,987,554

As at 31 December 2009, the maturity period of the notes receivable ranged from 3 to 7 months (2008: from 4 to 7 months).

As at 31 December 2009, accounts receivable of RMB 26 million (2008: RMB 26 million) were impaired, due to the bankruptcy of the clients. The amount of the provision was RMB 26 million as at 31 December 2009 (2008: RMB 26 million). The ageing of these accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Between 1 to 2 years	1,143	25,589	—	—
Between 2 to 3 years	25,265	—	—	—
Over 3 years	—	—	—	—

	26,408	25,589	—	—

As at 31 December 2009, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made. Accounts receivable of RMB 10 million (2008: RMB 20 million) were past due but not impaired. These mainly related to overdue notes receivable which will be collected when related supporting documents are provided. The ageing analysis of these accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

2 months to 1 year	9,611	19,423	4,197	—
Between 1 to 2 years	—	—	—	—
Between 2 to 3 years	—	12	—	—
Over 3 years	—	151	—	—

	9,611	19,586	4,197	—

19.	SHARE CAPITAL

	As at 31 December 2009	As at 31 December 2008

A shares, par value of RMB1.00 each	9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each	3,055,383	3,055,383

Total	12,055,383	12,055,383

As at 31 December 2009, the authorized share capital of the Company was RMB 12,055,383,440 (2008: RMB 12,055,383,440), divided into 12,055,383,440 (2008: 12,055,383,440) shares of RMB 1.00 (2008: RMB 1.00) each.

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights. Of the issued A shares, 5,933,596,773 shares (2008: 5,933,596,773 shares) are freely tradable while the remaining A shares can only be traded after lock-up periods.

20.	SURPLUS RESERVES

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on 23 March, 2010, the Company intends to appropriate 10% of this year’s net profit under PRC GAAP to the statutory surplus reserve, accounting to RMB 508,099,656 (2008: no appropriation made as a result of loss-making). The statutory surplus appropriation is subject to the approval of the shareholders at the annual general meeting.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the year ended 31 December 2009, no provision was made to the discretionary surplus reserve (2008: nil).

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) the PRC accounting standards and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended 31 December 2009 was approximately RMB 4.93 billion (2008: nil). The cumulative balance of distributable profit as at 31 December 2009 was approximately RMB 13.831 billion (2008: RMB 9.914 billion).

21.	DIVIDENDS

On 23 March 2010, the Board of Directors proposed a cash dividend of RMB 0.21 per share, totaling approximately RMB 2,531.6 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2010.

On 18 June 2009, upon the approval from the annual general meeting of the shareholders, the Company declared 2008 final dividend of RMB 0.10 (2007 final dividend: RMB 0.30) per ordinary share, totaled approximately RMB 1,206 million (2008: RMB 3,606 million).

22.	LONG-TERM LOANS

Long-term loans comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Loans from Huaneng Group (a)	800,000	2,800,000	—	2,000,000
Bank loans (b)	72,052,664	62,509,065	32,592,196	32,210,916
Other loans (c)	7,664,339	263,536	7,000,000	—

	80,517,003	65,572,601	39,592,196	34,210,916

Less: Current portion of long-term loans	(9,250,248)	(6,545,420)	(7,073,302)	(2,498,544)

	71,266,755	59,027,181	32,518,894	31,712,372

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries
	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
— Fixed rate	800,000	800,000	—	800,000	4.05%-4.60%

22.	LONG-TERM LOANS (Cont’d)

(a)	Loans from Huaneng Group (Cont’d)

	The Company and its subsidiaries
	As at 31 December 2008
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
— Fixed rate	2,800,000	2,800,000	—	2,800,000	4.32%-5.67%

At the company level, as at 31 December 2008, the Company has loans from Huaneng Group amount to RMB 2 billion. Such loans were repaid during 2009. Annual fixed interest for the year ended 31 December 2009 was 5.02% (2008:5.02%).

(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries
	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Unsecured
RMB
— Fixed rate	48,971,239	48,971,239	(8,316,379)	40,654,860	3.60%-7.56%
US$
— Fixed rate	225,791	1,541,744	(648,187)	893,557	5.95%-6.97%
— Variable rate	816,208	5,573,234	(43,204)	5,530,030	1.44%-3.57%
S$
— Variable rate	3,074,120	14,941,760	(77,444)	14,864,316	2.41%-2.46%
€
— Fixed rate	104,591	1,024,687	(91,539)	933,148	2.00%-2.15%

		72,052,664	(9,176,753)	62,875,911

22.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans (Cont’d)

	The Company and its subsidiaries
	As at 31 December 2008
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Unsecured
RMB
— Fixed rate	50,112,930	50,112,930	(5,757,660)	44,355,270	3.60%-7.74%
US$
— Fixed rate	321,710	2,198,760	(655,570)	1,543,190	5.95%-6.97%
— Variable rate	1,312,055	8,967,373	(43,245)	8,924,128	2.61%-5.15%
S$
— Variable rate	145,745	692,727	—	692,727	2.41%-2.74%
€
— Fixed rate	55,624	537,275	(51,406)	485,869	2.00%

		62,509,065	(6,507,881)	56,001,184

Details of bank loans of the Company are as follows:

	The Company
	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Unsecured
RMB
— Fixed rate	25,808,250	25,808,250	(6,548,250)	19,260,000	3.60%-7.05%
US$
— Fixed rate	177,311	1,210,712	(481,848)	728,864	5.95%-6.60%
— Variable rate	816,208	5,573,234	(43,204)	5,530,030	1.44%-3.54%

		32,592,196	(7,073,302)	25,518,894

22.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans (Cont’d)

	The Company
	As at 31 December 2008
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Unsecured
RMB
— Fixed rate	24,901,250	24,901,250	(1,973,000)	22,928,250	3.60%-7.05%
US$
— Fixed rate	247,878	1,694,146	(482,299)	1,211,847	5.95%-6.60%
— Variable rate	821,631	5,615,520	(43,245)	5,572,275	2.61%-5.15%

		32,210,916	(2,498,544)	29,712,372

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries
	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000

Other loans
Unsecured
RMB
— Fixed rate	7,573,000	7,573,000	(36,420)	7,536,580	4.05%-5.35%
US$
— Variable rate	4,286	29,263	(19,508)	9,755	2.99%-5.87%
S$
— Variable rate	7,350	35,725	—	35,725	4.25%
JPY
— Variable rate	357,143	26,351	(17,567)	8,784	2.76%-5.80%

		7,664,339	(73,495)	7,590,844

22.	LONG-TERM LOANS (Cont’d)

(c)	Other loans (Cont’d)

	The Company and its subsidiaries
	As at 31 December 2008
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	‘000

Other loans
Unsecured
RMB
— Fixed rate	130,000	130,000	—	130,000	5.10%
US$
— Variable rate	7,143	48,818	(19,527)	29,291	3.24%-5.87%
S$
— Variable rate	8,350	39,688	—	39,688	4.25%
JPY
— Variable rate	595,238	45,030	(18,012)	27,018	1.31%-5.80%

		263,536	(37,539)	225,997

As at 31 December 2009, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB 230 million (2008: RMB 130 million) with annual interest rate of 4.86% (2008: 5.10%).

As at 31 December 2009, the balance of other long-term loans that drawn from Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”) amounted to approximately RMB 343 million with annual interest rate of 5.35%. (2008: Nil)

Details of other loans of the Company for 2009 are as follows:

	The Company
	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Unsecured
RMB
— Fixed rate	7,000,000	7,000,000	—	7,000,000	4.05%-4.16%

There are no other loans of the Company for 2008.

22.	LONG-TERM LOANS (Cont’d)

The maturity of long-term loans is as follows:

	The Company and its subsidiaries
	Loans from Huaneng Group		Bank loans		Other loans
	As at 31 December		As at 31 December		As at 31 December
	2009	2008	2009	2008	2009	2008

1 year or less	—	—	9,176,753	6,507,881	73,495	37,539
More than 1 year but not more than 2 years	—	—	11,200,847	14,728,355	2,184,960	37,539
More than 2 years but not more than 3 years	—	—	9,362,619	9,549,310	5,136,420	148,770
More than 3 years but not more than 4 years	800,000	—	4,021,916	4,555,384	36,420	—
More than 4 years but not more than 5 years	—	800,000	4,665,916	8,046,147	36,420	—
More than 5 years	—	2,000,000	33,624,613	19,121,988	196,624	39,688

	800,000	2,800,000	72,052,664	62,509,065	7,664,339	263,536

Less: amount due within 1 year included under current liabilities	—	—	(9,176,753)	(6,507,881)	(73,495)	(37,539)

	800,000	2,800,000	62,875,911	56,001,184	7,590,844	225,997

	The Company
	Loans from Huaneng Group		Bank loans		Other loans
	As at 31 December		As at 31 December		As at 31 December
	2009	2008	2009	2008	2009	2008

1 year or less	—	—	7,073,302	2,498,544	—	—
More than 1 year but not more than 2 years	—	—	5,895,002	12,173,794	2,000,000	—
More than 2 years but not more than 3 years	—	—	5,752,226	3,863,897	5,000,000	—
More than 3 years but not more than 4 years	—	—	781,523	2,569,818	—	—
More than 4 years but not more than 5 years	—	—	3,016,523	667,000	—	—
More than 5 years	—	2,000,000	10,073,620	10,437,863	—	—

	—	2,000,000	32,592,196	32,210,916	7,000,000	—

Less: amount due within 1 year included under current liabilities	—	—	(7,073,302)	(2,498,544)	—	—

	—	2,000,000	25,518,894	29,712,372	7,000,000	—

22.	LONG-TERM LOANS (Cont’d)

The analysis of the above is as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Loans from Huaneng Group
— Wholly repayable within five years	800,000	800,000	—	—
— Not wholly repayable within five years	—	2,000,000	—	2,000,000

	800,000	2,800,000	—	2,000,000

Bank loans
— Wholly repayable within five years	30,509,912	36,866,955	19,513,911	19,674,761
— Not wholly repayable within five years	41,542,752	25,642,110	13,078,285	12,536,155

	72,052,664	62,509,065	32,592,196	32,210,916

Other loans
— Wholly repayable within five years	7,285,614	223,848	7,000,000	—
— Not wholly repayable within five years	378,725	39,688	—	—

	7,664,339	263,536	7,000,000	—

The interest payment schedule of long-term loans in the future years are summarized as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

1 year or less	3,702,854	4,475,483	1,920,472	2,236,568
More than 1 year but not more than 2 years	2,815,074	2,806,836	1,358,784	1,295,275
More than 2 years but not more than 5 years	5,094,834	5,291,741	1,929,646	2,279,600
More than 5 years	7,236,737	4,973,166	1,820,345	2,907,807

Total	18,849,499	17,547,226	7,029,247	8,719,250

23.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB 1 billion, RMB 1.7 billion and RMB 3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB 5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB 57 million, RMB 98 million and RMB 195 million. As at 31 December 2009, interest payables for these bonds above amounted to approximately RMB 6.79 million (2008: RMB 6.79 million).

The Company issued bonds with maturity of 10 years in May 2008 with face value of RMB 4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB 3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB 208 million. As at 31 December 2009, interest payable for these bonds above amounted to approximately RMB 134.19 million (2008: RMB 134.19 million).

Please refer to Note 34(c) for details of long-term bonds of the Company guaranteed by HIPDC and state-owned banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB 4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB 3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB 149 million. As at 31 December 2009, interest payable for these notes above amounted to approximately RMB 94.17 million.

24.	OTHER NON-CURRENT LIABILITIES

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Environmental subsidies (a)	610,161	532,887	462,732	403,274
Other	140,208	88,035	99,943	87,385

	750,369	620,922	562,675	490,659

(a)	Such grants represented primarily subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2009, the government grants which were credited to the statement of comprehensive income amounted to RMB 53.33 million (2008: RMB 22.05 million).

25.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Accounts and notes payable	4,386,461	3,009,966	2,162,818	1,826,695
Amounts received in advance	932,625	877,287	875,349	834,468
Payables to contractors for construction	5,812,941	4,304,810	2,969,753	2,811,025
Other payables to contractors	932,092	444,927	612,132	322,614
Advances from Yingkou Port Bureau	—	720,235	—	—
Accrued interest	558,494	469,823	409,056	286,275
Accrued pollutants discharge fees	75,303	64,367	44,489	48,530
Accrued water-resources fees	59,272	48,253	44,967	43,085
Accrued service fee of intermediaries	43,217	45,355	43,217	45,355
Others	1,724,215	882,457	1,102,223	491,128

	14,524,620	10,867,480	8,264,004	6,709,175

Please refer to Note 34 for details of accounts payable and other liabilities due to the related parties.

The carrying amounts of accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

RMB	13,532,676	9,655,505	8,264,004	6,709,175
S$ (RMB equivalent)	433,844	437,590	—	—
US$ (RMB equivalent)	525,152	651,487	—	—
JPY (RMB equivalent)	32,948	122,764	—	—
GBP (RMB equivalent)	—	134	—	—

Total	14,524,620	10,867,480	8,264,004	6,709,175

25.	ACCOUNTS PAYABLE AND OTHER LIABILITIES (Cont’d)

The ageing analysis of accounts and notes payable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Accounts and notes payable
Within 1 year	4,365,569	2,967,346	2,161,409	1,824,539
Between 1 to 2 years	5,875	29,558	1,028	1,809
Over 2 years	15,017	13,062	381	347

Total	4,386,461	3,009,966	2,162,818	1,826,695

26.	TAXES PAYABLE

Taxes payable comprises:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

VAT payable	237,422	280,922	92,999	127,053
Income tax payable	292,509	21,357	162,680	—
Others	120,869	118,185	54,182	53,719

	650,800	420,464	309,861	180,772

27.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB 5 billion and RMB 5 billion bearing annual interest rates of 1.88% and 2.32% on 24 February 2009 and on 9 September 2009, respectively. Such bonds are denominated in RMB and issued at face value and will mature in 365 days and 270 days from the issuance date. The annual effective interest rates of those bonds are 2.29% and 2.87%, respectively. As at 31 December 2009, interest payables for these bonds above amounted to approximately RMB 116.05 million.

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 4.83% on 25 July 2008. Such bonds are denominated in RMB and issued at face value and was mature in 365 days from the issuance date. The annual effective interest rate of this bond is 5.25%. As at 31 December 2009, such short-term bonds were fully repaid on schedule.

28.	SHORT-TERM LOANS

Short-term loans are as follows:

	The Company and its subsidiaries
	As at 31 December 2009			As at 31 December 2008
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
— Fixed rate	698,362	698,362	3.89%-4.54%	500,000	500,000	4.54%
— Fixed rate-discounted notes receivable	141,594	141,594	2.28%-5.70%	884,957	884,957	2.28%-7.92%

S$
— Variable rate	—	—	—	2,246,482	10,677,531	1.84%-2.25%

		839,956			12,062,488

Unsecured
RMB
— Fixed rate	23,885,000	23,885,000	3.79%-7.47%	16,683,000	16,683,000	4.54%-7.47%

S$
— Variable rate	1,000	4,860	1.81%-2.10%	—	—	—

		23,889,860			16,683,000

		24,729,816			28,745,488

As at 31 December 2009, secured short-term loans of RMB 142 million (2008: RMB 885 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As at 31 December 2008, secured short-term loan of RMB 10,678 million was secured by the shares of a subsidiary of the SinoSing Power. Such loans were repaid during 2009. As at 31 December 2009, secured short-term loans of RMB 698 million (2008: RMB 500 million) is secured by accounts receivable of the Company with net book value amounting to RMB 1,032 million (2008: RMB 505 million).

28.	SHORT-TERM LOANS (Cont’d)

As at 31 December 2009, short-term loans from Huaneng Finance amounted to RMB 100 million (2008: RMB 1,290 million). For the year ended 31 December 2009, the annual interest rates for these loans ranged from 4.78% to 6.72% (2008: from 4.78% to 7.47%).

	The Company
	As at 31 December 2009			As at 31 December 2008
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
— Fixed rate	698,362	698,362	3.89%-4.54%	500,000	500,000	4.54%

Unsecured
RMB
— Fixed rate	16,940,000	16,940,000	3.79%-7.47%	9,138,000	9,138,000	4.68%-7.47%

		17,638,362			9,638,000

29.	DEFERRED INCOME TAX

Periods which deferred income tax assets and liabilities are expected to recover and realize are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Deferred income tax assets:
— Deferred income tax assets to be recovered after more than 12 months	771,134	441,273	531,007	217,121
— Deferred income tax assets to be recovered within 12 months	285,599	329,633	198,835	14,178

	1,056,733	770,906	729,842	231,299

Deferred income tax liabilities:
— Deferred income tax liabilities to be realized after more than 12 months	(2,359,869)	(1,749,712)	(447,362)	(249,246)
— Deferred income tax liabilities to be realized within 12 months	(161,493)	(76,067)	(69,958)	(52,936)

	(2,521,362)	(1,825,779)	(517,320)	(302,182)

	(1,464,629)	(1,054,873)	212,522	(70,883)

29.	DEFERRED INCOME TAX (Cont’d)

The offset amounts of deferred income tax assets and liabilities are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Deferred income tax assets	374,733	316,699	212,522	—
Deferred income tax liabilities	(1,839,362)	(1,371,572)	—	(70,883)

	(1,464,629)	(1,054,873)	212,522	(70,883)

The gross movement on the deferred income tax accounts is as follows:

	The Company and its subsidiaries		The Company
	2009	2008	2009	2008

Beginning of the year	(1,054,873)	(880,891)	(70,883)	(619,990)
Acquisitions (Note 39)	(279,569)	(1,162,824)	—	—
Credited to profit and loss (Note 31)	295,372	288,288	551,291	27,978
(Charged) / Credited to other comprehensive income	(392,430)	626,222	(267,886)	521,129
Currency translation differences	(33,129)	74,332	—	—

End of the year	(1,464,629)	(1,054,873)	212,522	(70,883)

29.	DEFERRED INCOME TAX (Cont’d)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	The Company and its subsidiaries
	Hedging reserve	Amortization of land use rights	Provision for impairment losses	Depreciation	Accrued expenses	Tax refund on purchase of domestically manufactured equipment	Deductible tax losses	Others	Total

As at 1 January 2008	—	16,681	45,530	37,170	8,197	126,742	10,913	52,069	297,302
Acquisitions	(15,399)	—	—	569	—	—	—	22,599	7,769
Credited / (Charged) to profit and loss	2,944	(265)	(11,609)	2,162	5,045	(15,483)	325,872	44,105	352,771
Credited to other comprehensive income	116,956	—	—	—	—	—	—	—	116,956
Currency translation differences	(2,236)	—	—	(118)	—	—	—	(1,538)	(3,892)

As at 31 December 2008	102,265	16,416	33,921	39,783	13,242	111,259	336,785	117,235	770,906
Acquisitions	—	—	9,000	29,738	—	—	—	5,401	44,139
Credited / (Charged) to profit and loss	5,405	(294)	166,790	(1,555)	72,670	235,111	(182,437)	52,994	348,684
Charged to other comprehensive income	(106,150)	—	—	—	—	—	—	—	(106,150)
Currency translation differences	(1,520)	—	431	75	—	—	—	168	(846)

As at 31 December 2009	—	16,122	210,142	68,041	85,912	346,370	154,348	175,798	1,056,733

29.	DEFERRED INCOME TAX (Cont’d)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows: (Cont’d)

Deferred income tax assets: (Cont’d)

	The Company
	Amortization of land use rights	Depreciation	Provision for impairment losses	Accrued expenses	Tax refund on purchase of domestically manufactured equipment	Deductible tax loss	Others	Total

As at 1 January 2008	16,681	30,025	13,754	5,900	126,742	10,913	16,895	220,910
(Charged) / Credited to the profit and loss	(265)	(622)	(7,941)	4,679	(15,483)	(10,913)	40,934	10,389

As at 31 December 2008	16,416	29,403	5,813	10,579	111,259	—	57,829	231,299
(Charged) / Credited to profit and loss	(294)	(947)	128,597	70,655	233,217	—	67,315	498,543

As at 31 December 2009	16,122	28,456	134,410	81,234	344,476	—	125,144	729,842

29.	DEFERRED INCOME TAX (Cont’d)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows: (Cont’d)

Deferred income tax liabilities:

	The Company and its subsidiaries
	Hedging reserve	Fair value gains	Amortization of goodwill and negative goodwill	Amortization of land use rights	Depreciation	Power generation licence	Others	Total

As at 1 January 2008	—	(608,750)	(153,776)	(67,129)	(345,480)	—	(3,058)	(1,178,193)
Acquisitions	—	—	—	(76,600)	(365,261)	(728,732)	—	(1,170,593)
Credited / (Charged) to profit and loss	—	—	43,292	3,365	(91,277)	—	(19,863)	(64,483)
Credited / (Charged) to other comprehensive income	—	521,129	—	—	—	—	(11,863)	509,266
Currency translation differences	—	—	—	4,829	26,503	46,761	131	78,224

As at 31 December 2008	—	(87,621)	(110,484)	(135,535)	(775,515)	(681,971)	(34,653)	(1,825,779)
Acquisitions	—	—	—	(273,469)	(50,239)	—	—	(323,708)
Credited / (Charged) to profit and loss	—	—	47,988	8,909	(154,090)	37,536	6,345	(53,312)
Charged to other comprehensive income	(28,291)	(257,989)	—	—	—	—	—	(286,280)
Currency translation differences	—	—	—	(1,307)	(16,760)	(14,216)	—	(32,283)

As at 31 December 2009	(28,291)	(345,610)	(62,496)	(401,402)	(996,604)	(658,651)	(28,308)	(2,521,362)

29.	DEFERRED INCOME TAX (Cont’d)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows: (Cont’d)

Deferred income tax liabilities: (Cont’d)

	The Company
	Hedging reserve	Fair value gains	Amortization of goodwill and negative goodwill	Depreciation	Others	Total

As at 1 January 2008	—	(608,750)	(153,776)	(76,366)	(2,008)	(840,900)
Credited / (Charged) to profit and loss	—	—	43,292	1,119	(26,822)	17,589
Credited to other comprehensive income	—	521,129	—	—	—	521,129

As at 31 December 2008	—	(87,621)	(110,484)	(75,247)	(28,830)	(302,182)
Credited to profit and loss	—	—	47,988	3,204	1,556	52,748
(Charged) to other comprehensive income	(9,897)	(257,989)	—	—	—	(267,886)

As at 31 December 2009	(9,897)	(345,610)	(62,496)	(72,043)	(27,274)	(517,320)

Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. The Company and its subsidiaries did not recognize deferred income tax assets in respect of certain losses that can be carried forward against future taxable income. The expiry dates of the tax losses to be utilized are summarized as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Year of expiry

2009	N/A	8,502	N/A	8,502
2010	—	69,804	—	69,804
2011	—	44,038	—	44,038
2012	2,432	269,160	—	266,728
2013	710,974	2,530,945	—	1,735,553
2014	481,107	N/A	—	N/A

	1,194,513	2,922,449	—	2,124,625

30.	ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

As at 31 December 2009, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 35,392 million (2008: RMB 32,468 million). On the same date, total assets less current liabilities were approximately RMB 138,306 million (2008: RMB 113,432 million).

As at 31 December 2009, the net current liabilities of the Company amounted to approximately RMB 24,170 million (2008: RMB 12,084 million). On the same date, total assets less current liabilities were approximately RMB 87,727 million (2008: RMB 79,792 million).

31.	INCOME TAX EXPENSE

Income tax expense comprised:

	For the year ended 31 December
	2009	2008

Current income tax expense	889,159	48,565
Deferred income tax (Note 29)	(295,372)	(288,288)

	593,787	(239,723)

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2008: nil). The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year ended 31 December
	2009	2008

Average statutory tax rate	20.82%	20.06%
Effect of tax holiday	(1.54%)	(1.21%)
Tax credit relating to domestically manufactured equipment*	—	(2.52%)
Deductible tax loss not recognized as deferred income tax assets in the current year	1.76%	(9.67%)
Utilization of previously unrecognized tax losses	(7.18%)	—
Impact of the tax rate differential on existing deferred income tax balance	(3.52%)	1.32%
Others	0.07%	(2.98%)

Effective tax rate	10.41%	5.00%

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended 31 December 2009 and 2008 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before tax and the applicable statutory tax rates.

The aggregated effect of the tax holiday was approximately RMB 88 million (2008: RMB 58 million) for the year ended 31 December 2009.

32.	EARNINGS / (LOSS) PER SHARE

The basic earnings / (loss) per share is calculated by dividing the consolidated net profit / (loss) attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2009	2008

Consolidated net profit / (loss) attributable to shareholders of the Company	4,929,544	(3,937,688)
Weighted average number of the Company’s outstanding ordinary shares	12,055,383	12,055,383

Basic earnings / (loss) per share	0.41	(0.33)

There was no dilutive effect on earnings / (loss) per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2009 and 2008.

33.	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Bank balances and cash comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Restricted cash	225,068	199,248	185,287	170,395
Cash and cash equivalents	5,226,982	5,566,625	1,276,282	1,525,592

Total	5,452,050	5,765,873	1,461,569	1,695,987

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

RMB	3,391,121	4,438,146	1,304,998	1,544,178
S$ (RMB equivalent)	1,579,518	1,164,861	—	—
US$ (RMB equivalent)	475,458	156,762	156,571	151,809
JPY (RMB equivalent)	5,953	6,104	—	—

Total	5,452,050	5,765,873	1,461,569	1,695,987

There is no material non-cash transaction for the years ended 31 December 2009 and 2008.

Undrawn borrowing facilities

As at 31 December 2009, the Company and its subsidiaries had undrawn unsecured borrowing facilities amounting to approximately RMB 27.96 billion (2008: RMB 28.10 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and / or planned capital expenditure of the Company and its subsidiaries.

34.	RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Xi’an Thermal Power Research Institute Co., Ltd.
(“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications
Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
China Huaneng (Group) Baiyanghe Power Plant
(“Baiyanghe Power Plant”)	A branch of Huaneng Group
Huaneng Hulunbeier Energy Development
Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Huaneng New Energy	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Shandong Huaneng Power Generation Co., Ltd	A subsidiary of Huaneng Group
Rizhao Power Company	An associate of the Company
Huaneng Finance	An associate of the Company
Lime Company	An associate of a subsidiary
State-owned enterprises*	Related parties of the Company

*
Huaneng Group is a state-owned enterprise. In accordance with the IAS 24, ‘Related Party Disclosures’, state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

34.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(a)	Related party balances

(i)	Cash deposits in a related party

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Deposits in Huaneng Finance
— Savings deposit	2,742,184	3,539,564	893,931	964,509

For the year ended 31 December 2009, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.36% to 1.35% (2008: from 0.36% to 1.44%).

(ii)	As described in Note 22, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

(iii)	As described in Notes 22 and 28, certain loans of the Company and its subsidiaries were borrowed from Huaneng Finance.

(iv)
As at 31 December 2009 and 2008, the balances with Huaneng Group, HIPDC, subsidiaries, associates and other related parties are unsecured, non-interest bearing and receivable/repayable within one year other than prepayments for equipment of approximately RMB156 million in 2008 which are presented in non-current assets. As at and for the years ended 31 December 2009 and 2008, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from the related parties:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Prepayments to Huaneng Group*	—	160,000	—	—
Prepayments to HIPDC	119,590	—	96,883	—
Other receivable from subsidiaries	—	—	784,269	587,837
Prepayments to associates	37,712	—	37,712	—
Prepayments to other related parties	22,338	28,967	22,338	13,242

Total	179,640	188,967	941,202	601,079

*	This represented a prepayment to a branch of Huaneng Group for the purchase of its capacity quota in prior year which has been completed in 2009.

34.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(a)	Related party balances (Cont’d)

(iv)	(Cont’d)

Accounts payable and other liabilities comprised the following balances due to the related parties:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Due to Huaneng Group	280,250	2,505	275,065	—
Due to HIPDC	50,800	101,608	50,622	101,346
Due to subsidiaries	—	—	693,065	588,668
Due to associates	7,045	21,084	—	11,978
Due to other related parties	676,316	132,862	476,046	75,174

Total	1,014,411	258,059	1,494,798	777,166

(v)	Included in the balance sheets, the balances with state-owned enterprises are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008
	RMB million	RMB million	RMB million	RMB million

Receivables and other assets	10,047	7,137	5,804	4,171
Cash at banks	791	631	562	323
Borrowings	99,379	74,410	54,782	39,824
Accounts payable and other liabilities	3,896	4,032	2,323	2,222

As at 31 December 2009, accounts receivable of approximately RMB 1,032 million (2008: RMB 505 million) was secured to a bank as collateral against a short-term loan of RMB 698 million (2008: RMB 500 million). Except for cash at banks, borrowings and accounts receivable mentioned above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year. As at 31 December 2009, no provision (2008: nil) was made on receivable balances.

Terms of the long-term loans, short-term loans and cash at banks are described in Notes 22, 28 and 33, which have no material difference with the terms with third parties.

34.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions

	For the year ended 31 December
	2009	2008

Huaneng Group
Management service fee income for management services rendered to certain power plants*	—	39,162
Interest expense on long-term loans	(52,969)	(139,249)
Acquisition of 100% equity interest in SinoSing Power (Note 39)	—	(7,080,055)
Acquisition of 55% equity interest in Yangliuqing Power Company (Note 39)	(1,076,000)	—

HIPDC
Management service fee income for management services rendered to certain power plants*	—	14,084
Service fees expenses on transmission and transformer facilities	(140,771)	—
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,334)	(1,334)
Rental charge on office building	(26,600)	(26,000)
Acquisition of 41% equity interest in Beijing Cogeneration (Note 39)	(1,175,117)	—

Baiyanghe Power Plant
Cost incurred for substituted power arrangement for Baiyanghe Power Plant	—	15,162

Huaneng Finance
Drawdown of short-term loans	100,000	1,590,000
Drawdown of long-term loans	—	130,000
Interest expense on short-term loans	(40,880)	(115,180)
Interest expense on long-term loans	(7,648)	(502)

Huaneng New Energy
Acquisition of 65% equity interest in Qidong Wind Power (Note 39)	(103,000)	—
Interest expense on long-term loans	(4,483)	—

34.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)
	For the year ended 31 December
	2009	2008

HEC and its subsidiaries
Purchase of coal from HEC and its subsidiaries and service fee occurred for transportation	(1,099,754)	(4,198,340)
Purchase of equipment from HEC and its subsidiaries	(811,838)	(458,015)
Sale of coal to HEC and its subsidiaries	—	13,916

Lime Company
Purchase of lime from Lime Company	(92,392)	(73,188)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained from Xi’an Thermal and its subsidiaries	(158,658)	(217,140)
Purchase of equipment from Xi’an Thermal and its subsidiaries	(64,177)	—

Hulunbeier Energy
Purchase of coal from Hulunbeier Energy	(1,195,212)	(167,153)

Rizhao Power Company
Purchase of coal from Rizhao Power Company	(1,517,257)	(8,296)
Agency fee income from purchase of coal for Rizhao Power Company	8,084	—

Subsidiaries of Huaneng Group
Agency fee income from purchase of coal for subsidiaries of Huaneng Group	28,680	—

Other related parties of Huaneng Group
Purchase of coal from other related parties of Huaneng Group	(396,642)	—

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained from Huaneng Group Technology Innovation Center	(42,400)	—

*	During this year, the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee.

During this year, Shandong Huaneng Power Generation Co., Ltd., a subsidiary of Huaneng Group, provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

34.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)

Transactions with state-owned enterprises

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Sales of electricity	65,549	57,124
Purchases of fuel	(25,536)	(26,323)
Acquisitions of property, plant and equipment	(11,120)	(11,981)
Subcontracting labor for construction and renovation	(3,871)	(3,217)
Drawdown of short-term loans	24,935	43,706
Drawdown of long-term loans	31,901	35,764
Interest expense on loans and bonds to banks and other financial institutions	(4,027)	(3,553)

(c)	Guarantees

	As at 31 December
	2009	2008

(i) Long-term loans guaranteed by
— Huaneng Group	1,349,547	1,100,117
— HIPDC	3,015,661	1,463,511
— State-owned enterprises	—	3,100,000

(ii) Certain long-term bank loans of RizhaoPower Company guaranteed by the Company	—	(43,563)

(iii) Long-term bonds guaranteed by
— HIPDC	4,000,000	4,000,000
— State-owned banks	6,000,000	6,000,000

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2009	2008

Salaries	7,105	7,121
Pension	1,101	1,539

Total	8,206	8,660

35.	LABOR COST

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 18% to 22% (2008: 18% to 22%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2009 were approximately RMB 343 million (2008: RMB 311 million), including approximately RMB 329 million (2008: RMB 300 million) charged to the statement of comprehensive income.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2009, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB 143 million (2008: RMB 203 million), including approximately RMB 137 million (2008: RMB 195 million) charged to profit and loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 5% to 14.5% of the basic salary to central provident funds in accordance with the local government regulations. The contributions paid by SinoSing Power and its subsidiaries for the year ended 31 December 2009 are approximately RMB 10.94 million (2008: RMB 6.04 million), which all charged to profit and loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of social insurance and housing funds to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to the costs or expenses, the amounts of which for the year ended 31 December 2009 were approximately RMB 224 million (2008: RMB 214 million) and RMB 235 million (2008: RMB 200 million), respectively.

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2009 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	—	—	—	—	—
Mr. Huang Long	—	—	—	—	—
Mr. Wu Dawei 1	—	—	131	—	131
Mr. Huang Jian	—	—	—	—	—
Mr. Liu Guoyue	—	161	539	104	804
Mr. Fan Xiaxia	—	161	539	104	804
Mr. Shan Qunying	48	—	—	—	48
Mr. Xu Zujian	48	—	—	—	48
Ms. Huang Mingyuan	48	—	—	—	48
Mr. Liu Shuyuan	48	—	—	—	48
Mr. Liu Jipeng	74	—	—	—	74
Mr. Yu Ning	74	—	—	—	74
Mr. Shao Shiwei	74	—	—	—	74
Mr. Zheng Jianchao	74	—	—	—	74
Mr. Wu Liansheng	74	—	—	—	74

Sub-total	562	322	1,209	208	2,301

Name of supervisor
Mr. Guo Junming	—	—	—	—	—
Ms. Yu Ying	48	—	—	—	48
Ms. Wu Lihua	—	—	—	—	—
Mr. Gu Jianguo	48	—	—	—	48
Mr. Wang Zhaobin	—	134	351	85	570
Mr. Dai Xinmin	—	133	351	84	568

Sub-total	96	267	702	169	1,234

Total	658	589	1,911	377	3,535

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (Cont’d)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Cont’d)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2008 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	—	—	—	—	—
Mr. Huang Long	—	—	—	—	—
Mr. Wu Dawei	—	83	319	90	492
Mr. Huang Jian	—	—	—	—	—
Mr. Liu Guoyue	—	112	538	114	764
Mr. Fan Xiaxia	—	112	538	113	763
Mr. Shan Qunying	48	—	—	—	48
Mr. Xu Zujian	48	—	—	—	48
Ms. Huang Mingyuan	24	—	—	—	24
Mr. Liu Shuyuan	48	—	—	—	48
Mr. Liu Jipeng	74	—	—	—	74
Mr. Yu Ning	74	—	—	—	74
Mr. Shao Shiwei	37	—	—	—	37
Mr. Zheng Jianchao	37	—	—	—	37
Mr. Wu Liansheng	37	—	—	—	37
Mr. Li Xiaopeng	—	—	—	—	—
Mr. Huang Yongda	—	—	—	—	—
Mr. Na Xizhi	—	86	12	64	162
Mr. Ding Shida	24	—	—	—	24
Mr. Qian Zhongwei	37	—	—	—	37
Mr. Xia Donglin	37	—	—	—	37
Mr. Wu Yusheng	37	—	—	—	37

Sub-total	562	393	1,407	381	2,743

Name of supervisor
Mr. Guo Junming	—	—	—	—	—
Ms. Yu Ying	48	—	—	—	48
Ms. Wu Lihua	—	—	—	—	—
Mr. Gu Jianguo	48	—	—	—	48
Mr. Wang Zhaobin	—	135	490	140	765
Mr. Dai Xinmin	—	92	255	78	425
Mr. Shen Zongmin	24	—	—	—	24
Ms. Zou Cui	—	43	139	51	233

Sub-total	120	270	884	269	1,543

Total	682	663	2,291	650	4,286

36.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS (Cont’d)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Cont’d)

1	During the year, the emoluments received by Mr. Wu Dawei related to his annual bonus when he acted as the general manager of Shanghai Branch of the Company between January and August 2008.

During the year, no option was granted to the directors or the supervisors (2008: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2008: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2009 and 2008.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two (2008: two) directors and no (2008: one) supervisor whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2008: two) individuals during the year (fell within the range of nil to RMB 1 million) are as follows:

	For the year ended 31 December
	2009	2008

Basic salaries	441	292
Performance salaries	1,393	1,091
Pension	283	330

	2,117	1,713

37.	COMMITMENTS

(a)	Capital and operational commitments

(i)
Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Details of such commitments are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Contracted but not provided for

— purchase of inventories	7,242,155	5,536,211	5,587,240	4,942,373
— construction	19,438,254	18,262,567	7,148,979	7,158,648

Sub-total	26,680,409	23,798,778	12,736,219	12,101,021

Authorized but not contracted for

— purchase of inventories	61,260	85,087	61,260	—
— construction	1,704,416	746,675	883,197	227,129

Sub-total	1,765,676	831,762	944,457	227,129

Total	28,446,085	24,630,540	13,680,676	12,328,150

(ii)
On 31 December 2009, the Company entered into an Equity Interest Transfer Agreement with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”), pursuant to which the Company agreed to acquire from Shandong Power and Luneng Development the Target Equity Interests for an aggregate consideration of RMB 8.625 billion. Target Equity Interests, which includes 100% equity interest of Yunnan Diandong Energy Limited Company, 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company, 100% equity interest of Shandong Zhanhua Co-generation Limited Company, 100% equity interest of Jilin Luneng Biological Power Generation Limited Company, 60.25% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company, 100% equity interest of Qingdao Luneng Jiaonan Port Limited Company, 53% equity interest of Shandong Luneng Sea Transportation Limited Company, all of which are owned by Shandong Power; and 39.75% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company owned by Luneng Development.

The acquisitions above have been approved by the Board of Directors on 30 December 2009, and are now subject to the approval of State-owned Assets Supervision and Administration Commission of the State Council.

37.	COMMITMENTS (Cont’d)

(a)	Capital and operational commitments (Cont’d)

(iii)
Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited (“PTR”) on 29 December 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to 31 December 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB 694 million (2008: RMB 694 million) based on current market price as at 31 December 2009. The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the NDRC. For the year ended 31 December 2009, the annual purchase amounted to RMB 629 million (2008: RMB 688 million).

(iv)	As at 31 December 2009, SinoSing Power has the following purchase commitments with subsidiaries of Temasek Holdings (Private) Limited (“Temasek”):

•
Purchase of 17.6 billion British Thermal Unit (“BBtu”) of natural gas per day from Gas Supply Pte Ltd. during the plateau period up to 31 December 2014 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 31 December 2009, the unit contract price was RMB 88,584 (2008: RMB 101,949) per BBtu. Purchase for the year ended 31 December 2009 amounted to approximately S$ 116 million (equivalent to RMB 544 million) (2008: S$ 111 million (equivalent to RMB 542 million)).

•
Purchase of 157.5 BBtu of natural gas per day from SembCorp Gas Pte Ltd. during the plateau period up to 31 December 2013 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 31 December 2009, the unit contract price was RMB 86,109 (2008: RMB 97,060) per BBtu. Purchase for the year ended 31 December 2009 amounted to approximately S$ 881 million (equivalent to RMB 4,147 million) (2008: S$ 892 million (equivalent to RMB 4,357 million)).

(b)	Operating lease commitments

The Company has various operating lease arrangements with HIPDC for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company’s activities concerning dividends, additional debts or further leasing.

37.	COMMITMENTS (Cont’d)

(b)	Operating lease commitments (Cont’d)

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2009	2008

Land and buildings
— not later than 1 year	44,099	31,707
— later than 1 year and not later than 2 years	3,253	3,253
— later than 2 years and not later than 5 years	9,760	9,760
— later than 5 years	101,378	104,632

	158,490	149,352

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB 30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2009 and 2008, the annual rentals were approximately RMB 30 million and RMB 30 million, respectively.

38.	FINANCIAL GUARANTEES

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2009	2008	2009	2008

Financial guarantees
— granted to an associate	—	43,563	—	43,563
— granted to a subsidiary	—	—	14,941,760	4,044,581

	—	43,563	14,941,760	4,088,144

Based on historical experience, no claims have been made against the Company and its subsidiaries since the dates of granting the financial guarantees described above.

39.	MATERIAL BUSINESS COMBINATION

In September 2009, the Company acquired 65% equity interest of Qidong Wind Power from Huaneng New Energy at a consideration of RMB 103 million. The acquired business contributed consolidated revenue of RMB 18 million and consolidated profit of RMB 1 million to the Company and its subsidiaries for the period from date of acquisition to 31 December 2009.

In September 2009, the Company acquired 41% equity interest of Beijing Cogeneration and 55% equity interest of Yangliuqing Power Company from HIPDC and Huaneng Group at a consideration of RMB 1,175 million and RMB 1,076 million, respectively. The acquired business contributed consolidated revenue of RMB 1,308 million and consolidated profit of RMB 147 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2009.

Should the above acquisitions had occurred on 1 January 2009, unaudited consolidated revenue and unaudited consolidated profit of the Company and its subsidiaries for the year would have been RMB 79,747 million and RMB 5,005 million, respectively.

Details of consideration and goodwill arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company by the Company are as follows:

Purchase consideration:
— Cash paid	2,354,117
— Direct costs relating to the acquisitions	1,645

2,355,762

39.	MATERIAL BUSINESS COMBINATION (Cont’d)

The assets and liabilities arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company are as follows:

	Qidong Wind Power		Beijing Cogeneration		Yangliuqing Power Company		Total
	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquirees’ carrying amount

Cash and cash equivalents	31,643	31,643	332,587	332,587	55,655	55,655	419,885	419,885
Property, plant and equipment	936,565	899,361	2,962,292	2,828,123	3,643,370	3,589,113	7,542,227	7,316,597
Land use rights	3,990	3,990	850,181	42,398	291,629	—	1,145,800	46,388
Deferred income tax assets	—	3,745	—	28,925	—	11,469	—	44,139
Other non-current assets	—	—	7,092	7,092	2,477	2,477	9,569	9,569
Inventories	—	—	109,333	109,333	144,327	144,327	253,660	253,660
Receivables	7,492	7,492	227,386	227,386	228,221	228,221	463,099	463,099
Payables	(201,099)	(201,099)	(333,743)	(333,743)	(81,825)	(81,825)	(616,667)	(616,667)
Salary and welfare payables	(140)	(140)	(59,309)	(59,309)	(1,430)	(1,430)	(60,879)	(60,879)
Borrowings	(600,000)	(600,000)	(1,280,756)	(1,280,756)	(2,525,074)	(2,525,074)	(4,405,830)	(4,405,830)
Deferred income tax liabilities	(5,556)	—	(199,011)	—	(75,002)	—	(279,569)	—

Net identifiable assets acquired	172,895	144,992	2,616,052	1,902,036	1,682,348	1,422,933	4,471,295	3,469,961

Minority interests	(78,713)		(1,543,471)		(757,057)		(2,379,241)
Goodwill	8,963		103,286		151,459		263,708

Total purchase price	103,145		1,175,867		1,076,750		2,355,762

Consideration paid in cash	103,000		1,175,117		1,076,000		2,354,117
Direct cost relating to acquisitions	145		750		750		1,645
Less: cash and cash equivalents from the subsidiaries acquired	(31,643)		(332,587)		(55,655)		(419,885)

Net cash paid for acquiring the subsidiaries	71,502		843,280		1,021,095		1,935,877

Goodwill arising from the acquisitions is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above.

On 24 March 2008, SinoSing Power acquired 100% equity interest of Tuas Power from Temasek. The acquired business contributed consolidated revenue of RMB 10,413 million and consolidated profit of RMB 549 million to the Company and its subsidiaries for the period from date of acquisition to 31 December 2008. Should the acquisition had occurred on 1 January 2008, unaudited consolidated revenue and unaudited consolidated loss of the Company and its subsidiaries for the year would have been RMB 70,383 million and RMB 4,587 million, respectively.

39.	MATERIAL BUSINESS COMBINATION (Cont’d)

Details of consideration and goodwill arising from the acquisition of Tuas Power by SinoSing Power are as follows:

Consideration paid in cash	21,675,288
Directly incremental costs	88,164

Total cost of combination	21,763,452

The goodwill is attributable to leading position and profitability of Tuas Power in its market.

The assets and liabilities arising from the acquisition of Tuas Power are as follows:

	Fair value	Acquiree’s carrying amount

Cash and cash equivalents	1,619,108	1,619,108
Property, plant and equipment	6,074,396	5,715,125
Land use rights	614,549	213,757
Power generation licence	4,073,278	24,767
Deferred income tax assets	650	650
Other non-current assets	189,863	165,097
Inventories	746,360	746,360
Derivative financial assets	180,595	180,595
Receivables	1,297,323	1,297,323
Payables	(3,007,452)	(3,007,452)
Salary and welfare payables	(14,952)	(14,952)
Borrowings	(102,592)	(102,592)
Derivative financial liabilities	(98,180)	(98,180)
Deferred income tax liabilities	(1,163,474)	(293,474)
Minority interests	(35,047)	(35,047)

Net identifiable assets acquired	10,374,425	6,411,085

Goodwill	11,389,027

Total purchase price	21,763,452

Consideration paid in cash	21,675,288
Direct costs relating to acquisition	82,583
Less: cash and cash equivalents from the subsidiaries acquired	(1,619,108)

Net cash paid for acquiring the subsidiaries	20,138,763

Report of the Auditor

Report of the Auditor

PwC ZT Shen Zi (2010) No. 10040
(Page 1 of 2 pages)

To the Shareholders of Huaneng Power International, Inc.

We have audited the accompanying financial statements of Huaneng Power International, Inc. (hereinafter referred to as "Huaneng Power"), which comprise the consolidated and Company balance sheets of Huaneng Power as at 31 December 2009 and the consolidated and Company income statements, consolidated and Company cash flow statements and consolidated and Company statements of changes in equity for the year then ended and notes to these financial statements.

(1)	Management’s Responsibility for the Financial Statements

The management of Huaneng Power is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility includes:

(1)	designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error;

(2)	selecting and applying appropriate accounting policies;

(3)	making accounting estimates that are reasonable in the circumstances.

PwC ZT Shen Zi (2010) No. 10040
(Page 2 of 2 pages)

(2)	Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(3)	Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and Company’s financial position of Huaneng Power as at 31 December 2009, and of their financial performance and their cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises.

PricewaterhouseCoopers
Zhong Tian CPAs Limited Company	Certified Public Accountant
Wang Binhong

Certified Public Accountant
Bi Weiduo

Shanghai   China
23 March 2010

Balance Sheets
As at 31 December 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		31 December 2009	31 December 2008	31 December 2009	31 December 2008
ASSETS	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

CURRENT ASSETS
Bank balances and cash	5(1)	5,452,049,814	6,228,499,911	1,461,569,493	1,695,986,445
Derivative financial assets	5(2)	141,885,707	15,479,384	—	—
Notes receivable	5(3)	351,630,301	666,255,246	41,816,000	114,000,000
Accounts receivable	5(4), 14(1)	9,691,272,481	7,785,882,183	5,231,868,409	3,873,554,492
Advances to suppliers	5(6)	1,024,217,112	667,332,042	898,157,690	662,095,113
Interest receivable		707,768	2,005,634	14,393,786	6,271,760
Dividend receivable		—	—	58,600,861	58,600,861
Other receivables	5(5), 14(2)	1,183,405,939	489,666,135	1,087,555,177	395,467,774
Inventories	5(7)	4,083,985,593	5,502,968,618	1,699,440,182	2,831,029,858
Current portion of non-current assets		19,547,650	10,166,317	—	—
Other current assets		46,123,151	177,187,990	7,931,343,151	2,585,771,460

Total current assets		21,994,825,516	21,545,443,460	18,424,744,749	12,222,777,763

NON-CURRENT ASSETS
Available-for-sale financial assets	5(8)	2,293,998,840	1,262,042,775	2,293,998,840	1,262,042,775
Derivative financial assets	5(2)	44,863,269	—	39,585,882	—
Long-term equity investments	5(9), 14(3)	9,550,498,199	8,745,002,312	29,990,652,656	25,695,390,165
Fixed assets	5(11)	108,768,695,177	98,079,136,699	58,120,774,578	49,047,844,984
Construction-in-progress	5(12)	23,636,990,139	14,717,115,863	5,974,997,478	9,213,893,507
Construction materials	5(13)	8,764,873,990	11,494,311,399	3,405,535,273	4,904,194,912
Intangible assets	5(14)	7,085,887,464	6,846,702,235	1,737,823,371	1,714,544,159
Goodwill	5(15)	10,912,159,288	10,672,965,231	1,528,308	1,528,308
Long-term deferred expenses		164,133,436	181,847,382	12,792,579	1,319,913
Deferred income tax assets	5(16)	547,664,305	426,120,255	272,566,233	—
Other non-current assets		232,537,231	97,776,428	10,395,000,000	—

Total non-current assets		172,002,301,338	152,523,020,579	112,245,255,198	91,840,758,723

TOTAL ASSETS		193,997,126,854	174,068,464,039	130,669,999,947	104,063,536,486

LIABILITIES AND		31 December 2009	31 December 2008	31 December 2009	31 December 2008
SHAREHOLDERS’ EQUITY	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

CURRENT LIABILITIES
Short-term loans	5(18)	24,729,816,119	28,945,487,670	17,638,361,762	9,638,000,000
Derivative financial liabilities	5(2)	13,403,141	542,441,864	—	—
Notes payable	5(19)	71,475,000	12,060,500	71,475,000	500,000,000
Accounts payable	5(20)	4,314,985,860	3,253,106,150	2,091,342,954	1,326,695,016
Advance from customers		102,728,785	500,000	45,452,777	—
Salary and welfare payables	5(21)	290,527,379	286,914,784	130,388,810	148,039,857
Taxes payable	5(22)	(1,544,137,768)	475,140,854	(613,098,027)	180,771,747
Interest payables		490,239,080	432,861,731	342,698,089	255,214,986
Dividends payable	5(23)	20,733,907	194,829,907	—	36,000,000
Other payables	5(24)	8,374,609,135	6,746,282,191	4,605,533,250	3,597,667,784
Current portion of non-current liabilities	5(25)	9,250,248,143	7,588,673,297	7,073,302,033	2,498,544,158
Other current liabilities	5(26)	10,442,145,076	5,341,013,884	10,379,065,434	5,291,065,963

Total current liabilities		56,556,773,857	53,819,312,832	41,764,522,082	23,471,999,511

NON-CURRENT LIABILITIES
Long-term loans	5(27)	71,266,754,880	62,570,054,223	32,518,894,102	31,712,372,108
Derivative financial liabilities	5(2)	849,636	17,241,800	—	—
Bonds payable	5(28)	13,800,114,589	9,834,688,447	13,800,114,589	9,834,688,447
Long-term payables		23,858,743	—	—	—
Deferred income tax liabilities	5(16)	1,386,493,492	1,091,023,185	—	9,519,743
Other non-current liabilities	5(29)	2,245,400,134	1,402,688,253	2,117,300,914	1,311,529,960

Total non-current liabilities		88,723,471,474	74,915,695,908	48,436,309,605	42,868,110,258

TOTAL LIABILITIES		145,280,245,331	128,735,008,740	90,200,831,687	66,340,109,769

SHAREHOLDERS’ EQUITY
Share capital	5(30)	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	5(31)	9,349,129,414	10,304,784,129	7,376,680,693	7,244,448,142
Surplus reserves	5(32)	6,142,345,063	6,142,345,063	6,142,345,063	6,142,345,063
Undistributed profits	5(33)	13,830,728,702	10,059,648,288	14,894,759,064	12,281,250,072
Currency translation differences		(362,067,301)	(534,432,581)	—	—

Shareholder’s equity attributable to shareholders of the Company		41,015,519,318	38,027,728,339	40,469,168,260	37,723,426,717
Minority interests	5(34)	7,701,362,205	7,305,726,960	—	—

TOTAL SHAREHOLDERS’ EQUITY		48,716,881,523	45,333,455,299	40,469,168,260	37,723,426,717

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		193,997,126,854	174,068,464,039	130,669,999,947	104,063,536,486

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Income Statements
For The Year Ended 31 December 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		For the year ended 31 December
		2009	2008	2009	2008
	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

1. Operating revenue	5(35), 14(4)	79,742,330,872	72,198,018,863	43,566,932,068	37,826,145,958
Less: Operating cost	5(35), 14(4)	(66,961,169,769)	(70,611,947,427)	(35,898,943,327)	(37,786,703,845)
Tax and levies on operations	5(36)	(165,586,134)	(121,951,257)	(42,166,236)	(14,823,287)
Selling expenses		(3,423,738)	(2,505,051)	—	—
General and administrative expenses		(2,360,326,271)	(1,922,213,529)	(1,564,502,567)	(1,216,341,160)
Financial expenses, net	5(37)	(4,435,425,518)	(3,838,430,320)	(2,605,478,879)	(1,513,453,706)
Asset impairment losses	5(39)	(658,796,122)	(94,901,148)	(581,837,575)	(207,765,617)
Loss from fair value change		(33,637,701)	(54,657,795)	—	—
Add: Investment income	5(38), 14(5)	809,462,915	184,833,113	915,196,728	833,927,495
Including:share of profits of associates		752,787,801	133,772,054	751,164,179	131,920,229

2. Operating profit / (loss)		5,933,428,534	(4,263,754,551)	3,789,200,212	(2,079,014,162)
Add: Non-operating income	5(40)	278,927,428	327,715,168	200,558,806	144,449,425
Less: Non-operating expenses	5(41)	(162,520,474)	(131,459,264)	(130,255,601)	(89,888,521)
Including: loss on disposals of on-current assets		(105,578,459)	(74,029,920)	(92,998,786)	(56,697,101)

3. Profit / (loss) before taxation		6,049,835,488	(4,067,498,647)	3,859,503,417	(2,024,453,258)
Less: Income tax expense	5(42)	(656,691,499)	185,938,812	(40,361,381)	49,814,104

4. Net profit / (loss)		5,393,143,989	(3,881,559,835)	3,819,142,036	(1,974,639,154)

		For the year ended 31 December
		2009	2008	2009	2008
	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

Including: net (loss)/ profit generated by acquiree before business combination under common control		(11,928,403)	331,658,788	—	—

Attributable to:
Shareholders of the Company		5,080,996,564	(3,562,921,969)	3,819,142,036	(1,974,639,154)
Minority interests		312,147,425	(318,637,866)	—	—

5. Earnings / (loss) per share (based on the net profit / (loss) attributable to shareholders of the Company)
Basic earnings / (loss) per share	5(43)	0.42	(0.30)
Diluted earnings / (loss) per share		0.42	(0.30)

6. Other comprehensive income / (loss)	5(44), 14(6)	1,572,144,362	(2,550,727,373)	823,341,825	(1,551,783,641)

7. Total comprehensive income / (loss)		6,965,288,351	(6,432,287,208)	4,642,483,861	(3,526,422,795)

Attributable to
— Shareholders of the Company		6,651,824,129	(6,123,061,313)	4,642,483,861	(3,526,422,795)
— Minority interests		313,464,222	(309,225,895)	—	—

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Cash Flow Statements
For The Year Ended 31 December 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		For the year ended 31 December
		2009	2008	2009	2008
Items	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

1. Cash flows generated from operating activities
Cash received from sales of goods and services rendered		87,470,935,502	81,092,247,651	49,328,929,350	43,276,991,673
Cash received from return of taxes and fees		33,749,418	17,693,643	—	—
Other cash received relating to operating activities	5(45)	234,634,122	507,617,445	77,966,433	1,192,331,068

Sub-total of cash inflows of operating activities		87,739,319,042	81,617,558,739	49,406,895,783	44,469,322,741

Cash paid for goods and services received		(60,857,619,415)	(65,220,372,483)	(32,970,943,942)	(36,533,950,861)
Cash paid to and on behalf of employees		(3,770,793,834)	(3,515,172,208)	(2,400,738,344)	(2,179,506,047)
Payments of all types of taxes		(6,184,661,871)	(5,440,571,941)	(3,717,140,439)	(3,103,365,120)
Other cash paid relating to operating activities	5(45)	(936,808,846)	(948,168,898)	(434,092,417)	(445,490,845)

Sub-total of cash outflows of operating activities		(71,749,883,966)	(75,124,285,530)	(39,522,915,142)	(42,262,312,873)

Net cash flows generated from operating activities	5(46), 14 (7)	15,989,435,076	6,493,273,209	9,883,980,641	2,207,009,868

		For the year ended 31 December
		2009	2008	2009	2008
Items	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

2. Cash flows generated from investing activities
Cash received from disposals of investments or collection of loans		—	254,255,000	13,100,000	25,200,000
Cash received on investment income		540,181,389	381,854,286	1,076,634,794	860,919,021
Net cash received from disposals of fixed assets, intangible assets and other long-term assets		39,272,291	25,398,229	43,595,859	23,159,879
Other cash received relating to investing activities	5(45)	4,398,097	46,397,796	—	—

Sub-total of cash inflows of investing activities		583,851,777	707,905,311	1,133,330,653	909,278,900

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(22,930,085,699)	(28,865,194,052)	(8,408,978,867)	(16,254,718,791)
Cash paid for investments		(910,830,000)	(496,956,154)	(21,085,903,533)	(6,436,871,172)
Net cash paid to acquire subsidiaries and other operating units		(2,354,117,000)	(20,148,455,118)	—	—
Other cash paid relating to investing activities		—	(2,481,469)	—	—

Sub-total of cash outflows of investing activities		(26,195,032,699)	(49,513,086,793)	(29,494,882,400)	(22,691,589,963)

Net cash flows used in investing activities		(25,611,180,922)	(48,805,181,482)	(28,361,551,747)	(21,782,311,063)

		For the year ended 31 December
		2009	2008	2009	2008
Items	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

3. Cash flows generated from financing activities
Cash received from investments		260,533,100	1,270,561,500	—	—
Including: cash received from minority shareholders of subsidiaries

		260,533,100	1,200,361,500	—	—
Cash received from borrowings		74,841,074,644	96,652,945,577	45,150,000,000	50,686,224,000
Cash received from issuing long- term bonds and short-term bonds		13,899,850,000	8,913,302,353	13,899,850,000	8,913,302,353
Other cash received relating to financing activities	5(45)	432,420,751	237,848,786	403,821,386	203,513,000

Sub-total of cash inflows of financing activities		89,433,878,495	107,074,658,216	59,453,671,386	59,803,039,353

Repayments of borrowings		(73,388,173,943)	(57,013,492,377)	(36,766,643,237)	(38,171,833,901)
Repayment for dividends, profit appropriation or interest expense payments		(7,245,357,782)	(9,102,684,631)	(4,437,338,279)	(5,963,616,310)
Including: dividends paid to
minority shareholders of subsidiaries		(348,137,690)	(357,557,688)	—	—
Other cash paid relating to financing activities	5(45)	(36,612,707)	(67,579,007)	(29,103,643)	(64,366,647)

Sub-total of cash outflows of financing activities		(80,670,144,432)	(66,183,756,015)	(41,233,085,159)	(44,199,816,858)

Net cash flows generated from financing activities		8,763,734,063	40,890,902,201	18,220,586,227	15,603,222,495

4. Effect of foreign exchange rate changes on cash		55,741,958	(229,759,094)	7,675,562	(2,707,374)

5. Net (decrease)/increase in cash	5(46), 14 (7)	(802,269,825)	(1,650,765,166)	(249,309,317)	(3,974,786,074)
Add: Cash at beginning of the year		6,029,251,473	7,680,016,639	1,525,591,653	5,500,377,727

6. Cash at end of the year		5,226,981,648	6,029,251,473	1,276,282,336	1,525,591,653

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Consolidated Statement Of Changes In Equity
For The Year Ended 31 December 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		Attributable to shareholders of the Company					Minority interests	Total shareholders’ equity

Items	Note	Share capital	Capital surplus	Surplus reserves	Undistributed profits	Currency translation differences

Balance as at 31 December 2007		12,055,383,440	10,700,531,318	6,142,345,063	17,221,419,482	—	4,646,064,386	50,765,743,689
Business combination under common control	4(3)	—	1,577,959,574	—	151,971,211	—	1,930,713,529	3,660,644,314

Balance as at 1 January 2008, restated		12,055,383,440	12,278,490,892	6,142,345,063	17,373,390,693	—	6,576,777,915	54,426,388,003

Changes for the year ended 31 December 2008
Net loss		—	—	—	(3,562,921,969)	—	(318,637,866)	(3,881,559,835)
Other comprehensive income	5(44)	—	(2,025,706,763)	—	—	(534,432,581)	9,411,971	(2,550,727,373)
Capital injection by shareholders		—	—	—	—	—	1,523,449,000	1,523,449,000
Capital injection by original shareholders of subsidiaries acquired under common control		—	52,000,000	—	—	—	56,000,000	108,000,000
Acquisition of subsidiaries		—	—	—	—	—	35,046,523	35,046,523
Others		—	—	—	—	—	(58,155,305)	(58,155,305)
Profit appropriation
Dividends payable to shareholders	5(33)	—	—	—	(3,606,333,876)	—	(310,245,595)	(3,916,579,471)
Dividends payable before common control become effective		—	—	—	(134,808,000)	—	(193,992,000)	(328,800,000)
Others		—	—	—	(9,678,560)	—	(13,927,683)	(23,606,243)

Balance as at 31 December 2008, restated		12,055,383,440	10,304,784,129	6,142,345,063	10,059,648,288	(534,432,581)	7,305,726,960	45,333,455,299

		Attributable to shareholders of the Company					Minority interests	Total shareholders’ equity

Items	Note	Share capital	Capital surplus	Surplus reserves	Undistributed profits	Currency translation differences

Balance as at 1 January 2009		12,055,383,440	10,304,784,129	6,142,345,063	10,059,648,288	(534,432,581)	7,305,726,960	45,333,455,299

Changes for the year ended 31 December 2009
Net profit		—	—	—	5,080,996,564	—	312,147,425	5,393,143,989
Other comprehensive income	5(44)	—	1,398,462,285	—	—	172,365,280	1,316,797	1,572,144,362
Capital injection by shareholders		—	—	—	—	—	260,533,100	260,533,100
Acquisition of subsidiaries		—	—	—	—	—	42,328,542	42,328,542
Business combination under common control	4(3)	—	(2,354,117,000)	—	—	—	—	(2,354,117,000)
Profit appropriation
Transfer to surplus reserves		—	—	—	—	—	—	—
Dividends payable to shareholders	5(33)	—	—	—	(1,205,633,044)	—	(70,624,690)	(1,276,257,734)
Dividends payable before common control become effective		—	—	—	(96,883,000)	—	(139,417,000)	(236,300,000)
Others		—	—	—	(7,400,106)	—	(10,648,929)	(18,049,035)

Balance as at 31 December 2009		12,055,383,440	9,349,129,414	6,142,345,063	13,830,728,702	(362,067,301)	7,701,362,205	48,716,881,523

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Statement Of Changes In Equity
For The Year Ended 31 December 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

Items	Note	Share capital	Capital surplus	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance as at 1 January 2008		12,055,383,440	8,796,231,783	6,142,345,063	17,862,223,102	44,856,183,388

Changes for the year ended 31 December 2008
Net loss		—	—	—	(1,974,639,154)	(1,974,639,154)
Other comprehensive income	14(6)	—	(1,551,783,641)	—	—	(1,551,783,641)
Profit appropriation
Transfer to surplus reserves		—	—	—	—	—
Dividends payables to shareholders		—	—	—	(3,606,333,876)	(3,606,333,876)

Balance as at 31 December 2008		12,055,383,440	7,244,448,142	6,142,345,063	12,281,250,072	37,723,426,717

Balance as at 1 January 2009		12,055,383,440	7,244,448,142	6,142,345,063	12,281,250,072	37,723,426,717

Changes for the year ended 31 December 2009
Net profit		—	—	—	3,819,142,036	3,819,142,036
Other comprehensive income	14(6)	—	823,341,825	—	—	823,341,825
Business combination under common control	4(3)	—	(691,109,274)	—	—	(691,109,274)
Profit appropriation
Transfer to surplus reserves		—	—	—	—	—
Dividends payables to shareholders		—	—	—	(1,205,633,044)	(1,205,633,044)

Balance as at 31 December 2009		12,055,383,440	7,376,680,693	6,142,345,063	14,894,759,064	40,469,168,260

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Notes To The Financial Statements
FOR THE YEAR ENDED 31 DECEMBER 2009
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	COMPANY PROFILE

Huaneng Power International, Inc. (hereinafter referred to as the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock company on 30 June 1994. The place of registration of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, PRC.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to their respective grid companies or ultimate consumers directly.

The Company’s Overseas Listed Foreign Shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6 October 1994 and 4 March 1998, respectively. The Company has listed its A share on the Shanghai Stock Exchange on 6 December 2001.

The Company’s ultimate parent company is China Huaneng Group (“Huaneng Group”). Huaneng Group is a state-owned enterprise registered in the PRC, please refer to Note 7(1) for details.

In September 2009, the Company acquired Huaneng Qidong Wind Power Generation Co., Ltd (“Qidong Wind Power”), Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”) and Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) under common control, please refer to Note 4(3) for details.

These financial statements were approved by the board of directors of the Company on 23 March 2010.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Basis of preparation

The Company and its subsidiaries prepare financial statements in accordance with the Basic Standard and 38 specific accounting standards of the “Accounting Standards for Business Enterprises issued by Ministry of Finance on 15 February 2006, and the Guidance for the Accounting Standards for Business Enterprises, Interpretation of the Accounting Standards for Business Enterprises and other related regulations (hereinafter collectively referred to as the “Accounting Standards for Business Enterprises”), and “Information Disclosure Rule 15 of Public Offerings Company - Financial Reporting General Provisions (2010 Amendments)” issued by China Securities Regulatory Commission (“CSRC”).

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The consolidated and Company’s financial statements for the year ended 31 December 2009 are prepared in accordance with the Accounting Standards for Business Enterprises, and present truely and completely the financial position as at 31 December 2009 and their financial performance and cash flows and other related information for the year then ended of the Company and its subsidiaries as well as the Company alone.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(3)	Accounting year

The accounting year of the Company and its subsidiaries starts on 1 January and ends on 31 December.

(4)	Reporting currency

The reporting currency of the Company and its domestic subsidiaries is Renminbi (“RMB”), and the reporting currency for the oversea subsidiaries is the currency of the country in which they operate.

(5)	Foreign currency translation

(a)	Foreign currency transaction

Foreign currency transactions are translated into the reporting currency using the spot exchange rate of the transaction dates. On balance sheet date, foreign currency monetary items are translated into reporting currency at the spot exchange rate of balance sheet date. Exchange differences are directly expensed in the profit and loss of current period unless it arises from foreign currency loans borrowed for the purchase or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which is deferred in equity.

(b)	Foreign currency translation of financial statements

Asset and liability items in each balance sheet of foreign operations are translated at the spot exchange rates of balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates of the date of the transactions. Income and expense items in the income statements of the foreign operations are translated at average exchange rates approximating the rate of the transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows of overseas business are translated at average exchange rates approximating the rates of the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the cash flow statement separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the income statements as part of the disposal gain or loss.

(6)	Cash and cash equivalents

Cash and cash equivalents represents cash on hand, deposits held at call with banks, short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(7)	Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets. In the current reporting period, the financial assets held by the Company and its subsidiaries are classified as the following categories: at fair value through profit or loss, loans and receivables and available-for-sale assets.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading including held-for-trading financial assets and financial assets designated upon initial recognition as at fair value through profit or loss. Except for designated hedging instruments, derivative financial instruments are classified as held-for-trading.

(b)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets with fixed or determinable amount for which there is no quotation in the active market. Except for maturities greater than 12 months after the balance sheet dates which are categorized as non-current assets, they are included in current assets. Loans and receivables include notes receivable, accounts receivable, interest receivable, dividends receivable, other receivables, other current assets and other non-current assets etc.

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated in this category.

(d)	Recognition and measurement

Financial assets are recognized initially at fair value when the Company and its subsidiaries become a party to the contractual provisions of a financial instrument. Transaction costs relating to financial assets at fair value through profit or loss are directly recorded in income statements as incurred. Transaction costs for other financial assets are included in the carrying amount of assets at initial recognition.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(7)	Financial assets (Cont’d)

(d)	Recognition and measurement (Cont’d)

Changes in the fair value of financial assets at fair value through profit or loss are recorded in the income statements in the current period as gain or loss from fair value change. Interest or cash dividends received during the period in which such financial assets are held, and gain of loss on disposal of such assets are recorded in the income statements for the current period. The subsequent changes in the fair value of derivative financial instruments are recorded in gain or loss from fair value change, except for the gain or loss arising from the effective portion of qualified hedging instruments of cash flow hedges being deferred in equity (refer to Note 2(7)(e)).

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in equity. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the income statements as investment income. Dividends on available-for-sale equity instruments are recorded in investment income when the right of the Company and its subsidiaries to receive payments is established.

Loans and receivables are measured at amortized cost using the effective interest method.

(e)	Cash flow hedge

Cash flow hedge represents a hedge against the exposure to variability in cash flows where such cash flow is originated from a particular risk associated with a highly probable forecast transaction and could affect the income statements.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow changes in the Company and its subsidiaries. Hedging instruments are designated financial instruments with cash flows are expected to offset the cash flows of a hedged item.

The fair value of a hedged item is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at the inception of hedging and on an ongoing basis, of whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows of the hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the prospective effectiveness of cash flow hedge.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(7)	Financial assets (Cont’d)

(e)	Cash flow hedge (Cont’d)

Changes in the fair value of the effective portion of derivatives that are designated and qualified as cash flow hedges are recognized as a separate component in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statements.

Amounts accumulated in equity are recycled to the income statements in the periods when the hedged item affects profit or loss. When the hedged forecast transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. When the Company and its subsidiaries expect all or a portion of net loss previously recognized in equity will not be recovered in future accounting periods, the irrecoverable portion will be charged to the income statements.

When a hedging instrument expires or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will stop hedge accounting. Any cumulative gain or loss previously recorded in equity remains in equity and is recycled to the income statements or initial measurement of the cost of non-financial assets when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was previously recorded in equity is transferred to the income statements immediately.

(f)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries assess the carrying amount of financial assets at each balance sheet date. Provision for impairment is made when there is objective evidence indicating that a financial asset is impaired.

When there is a significant or prolonged decline in the fair value of available-for-sale financial assets, accumulated loss in fair value that previously recorded in shareholder’s equity should be recorded as impairment loss. Impairment loss on available-for-sale equity investments is reversed through equity when the fair value subsequently increases as a result of changes in circumstances occurring after the impairment loss was originally recognized.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impairment amount is recognized as asset impairment loss for the current period. If there is objective evidence that the value of the financial assets is recovered as a result of changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through the income statements.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(7)	Financial assets (Cont’d)

(g)	Derecognition of financial assets

Financial assets are derecognized when: (a) the rights to receive cash flows from the financial assets have expired; or (b) all risks and rewards relating to the ownership of the financial assets have been transferred; or (c) the Company and its subsidiaries have neither transferred nor retained all risks and rewards relating to the ownership but gave up control on the financial assets.

The difference between book value and consideration value with accumulated changes in fair value recorded in equity is recognized in the income statements in the current period.

(8)	Receivables

Receivables including accounts receivable, notes receivable and other receivables, etc. are recognized initially at fair value.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flow. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statements as asset impairment loss. When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are recognized in the income statements as credit against asset impairment loss.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(9)	Inventories

Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, etc. and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance according to the actual situation respectively when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories mainly includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over its net realizable value on an item-by-item basis. For inventories that are voluminous and at relatively low unit price, provision is determined based on individual categories. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, estimated selling expenses and related taxes in the ordinary course of business.

The Company and its subsidiaries apply perpetual inventory system.

(10)	Long-term equity investments

Long-term equity investments include equity investments in subsidiaries, associates and long-term equity investments in entities where i) the Company and its subsidiaries have no control, joint control or significant influence, ii) there is no quoted price in an active market and, iii) the fair value of such investments cannot be reliably measured.

(a)	Subsidiaries

Subsidiaries are investees over which the Company have the power to exercises control, i.e. the power to govern the financial and operating policies to obtain benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account. The investments in subsidiaries are accounted for using cost method in the financial statements. They are adjusted in accordance with equity method when preparing the consolidated financial statements.

If the Company purchases further interests of its subsidiaries from the minority shareholders, the consideration paid is compared with the relative newly-acquired proportionate share of net assets of the subsidiary carried based on the fair value exercise on the acquisition date. Any excess or shortfall is recorded in shareholders’ equity. The gain or loss on disposals or deemed disposals of a portion of equity interests in subsidiaries to minority shareholders is recorded in shareholders’ equity.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(10)	Long-term equity investments (Cont’d)

(b)	Associates

Associates are investees over which the Company and its subsidiaries, in substance, have significant influence on the financial and operation decisions. Significant influence refers to the right of participation in investee’s financial and operating policies without necessarily having full control or joint control over these policies with other parties. It applies equity method to investment to associates.

(c)	Other long-term equity investments

Other long-term equity investments are accounted for using cost method where i) the Company and its subsidiaries have no control, joint control, or significant influence, ii) there is no quoted price in an active market, and iii) the fair value of the investments cannot be reliably measured.

(d)	Recognition and measurement

Long-term equity investments accounted for using cost method are measured at initial investment cost. Cash dividends or income appropriation declared by the investees are recognized as investment income in the current period.

The excess of initial investment cost of long-term equity investments measured using equity method of accounting over the proportionate share of fair value of net identifiable assets of the investee acquired is recognized as long-term equity investment cost at initial investment cost. Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(10)	Long-term equity investments (Cont’d)

(d)	Recognition and measurement (Cont’d)

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and the adjustments to align with the accounting policies of the Company and different periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and measure them as provision if they bear additional obligations which meet the recognition criteria under the provision standard. The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into capital surplus based on their proportionate share on other shareholders’ equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Unrealized profit or loss from transactions between the Company and its subsidiaries and the associates is eliminated to the extent of interest of the Company and its subsidiaries in the associates. Loss from transactions between the Company and its subsidiaries and the associates is not eliminated when there is evidence for asset impairment.

(e)	Long-term equity investments impairment

When the recoverable amounts of investments in subsidiaries or associates are less than its book value, the carrying amounts are reduced to recoverable amounts. Please refer to Note 2(15) for details.

For other long-term equity investments, impairment loss is recognized in the income statements based on the shortfall between carrying amounts and the present value of such investments (deriving from discounting of future cash flow of similar investments at current market return rate).

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(11)	Fixed assets and depreciation

Fixed assets consist of ports facilities, buildings, electric utility plant in service, transportation facilities and others. Fixed assets acquired or constructed are initially recognized at cost. Fixed assets obtained during the Reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Subsequent costs about fixed assets are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures are all charged in the current period profit or loss when they are incurred.

Depreciation of fixed assets is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired fixed assets, depreciation is provided based on book value after deducting impairment provision over estimated useful life.

The estimated useful lives, residual value rates and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value rate	Annual depreciation rate

Ports Facilities	20-40 years	5%	2.38%-4.75%
Buildings	8-35 years	0%-11%	2.71%-11.88%
Electric utility plant in service	5-35 years	0%-11%	2.71%-20.00%
Transportation facilities	6-14 years	0%-11%	6.79%-16.67%
Others	3-18 years	0%-11%	5.56%-33.33%

At the end of each year, the Company and its subsidiaries review the estimated useful life, estimated residual value and the depreciation method of the fixed assets for adjustment when necessary.

Fixed assets is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of fixed assets less book value and related tax expenses is recorded in the income statements.

The carrying amount of fixed assets is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount. Please refer to Note 2(15).

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(12)	Construction-in-progress

Construction-in-progress is recorded at cost. Cost comprises construction expenditures, installation expenditures, and other expenditures necessary for the purpose of preparing the assets for their intended use and those borrowing costs arising from borrowings for the purpose of preparing the assets for their intended use and eligible for capitalization. Construction-in-progress is transferred to the fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

When the recoverable amount of construction-in-progress becomes lower than its carrying amount, construction-in-progress is impaired to its recoverable amount. Please refer to Note 2(15).

(13)	Intangible assets and amortization

Intangible assets, which include land use right and power generation licence, are initially recognized at cost. The Company’s intangible assets obtained during the Reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Intangible assets with definite useful lives are amortized using the straight-line method over their useful lives. The expected useful lives and amortization method applied to intangible assets with definite useful lives are reviewed at each financial year-end and adjusted when necessary.

Intangible assets with indefinite useful lives are not amortized. The useful lives of intangible assets with indefinite useful lives are reviewed by the Company and its subsidiaries in each accounting period.

When the recoverable amount of intangible assets becomes lower than their carrying amount, the intangible assets are impaired to their recoverable amount. Please refer to Note 2(15).

(14)	Goodwill

Goodwill is the cost of business combination not under common control over the proportionate share of the fair value of the net identifiable assets on the acquisition date. Goodwill arising from business combinations is presented separately on consolidated financial statements.

Separately presented goodwill in consolidated financial statements is tested for impairment at least annually. When performing impairment test, the carrying amount of goodwill is allocated to assets group or group of assets groups that are expected to benefit from the synergies arising from the business combination. The Company and its subsidiaries allocate goodwill to assets group or group of assets groups primarily based on region where they operate. Please refer to Note 2(15) for the accounting policy of impairment of assets group or group of assets groups. Goodwill is presented at cost less accumulated impairment loss.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(15)	Long-term assets impairment

Separately presented goodwill in consolidated financial statements and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Fixed assets, construction-in-progress, intangible assets with definite useful lives and long-term equity are tested for impairment when there is any impairment indication on balance sheet date. If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the assets group or group of assets groups to which asset belongs. An asset group is the smallest group of assets that independently generates cash flows.

The long-term assets impairment referred above cannot be reversed after recognition even if the amount is recovered subsequently.

(16)	Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss and other financial liabilities at initial recognition. The Company and its subsidiaries’ financial liabilities are mainly held-for-trading financial liabilities, payables and loans, etc.

Payables including accounts payable, notes payable and other payables, etc. are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Payables due within one year (including one year) are classified as current liabilities and the remaining classified as non-current liabilities

Loans are initially recognized at fair value less transaction expense and subsequently measured at amortized cost using the effective interest method. Loans are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Bonds are initially recorded as liabilities at fair value less transaction cost and subsequently measured at amortized cost using the effective interest method over the terms of the bonds.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(17)	Borrowing costs

The borrowing costs incurred which are directly attributable to the acquisition or construction of assets where the acquisition and construction take a substantial period of time to get ready for the intended use, are capitalized and recorded in the costs of the assets when the capital expenditure and borrowing costs are incurred and the necessary acquisition or construction activities to prepare the asset for its intended use begin. The capitalization of the borrowing costs is ceased when the asset under acquisition or construction is ready for the intended use, and the borrowing costs incurred afterward are expensed off. If the acquisition or construction of an asset is interrupted abnormally for more than 3 months, the capitalization of the borrowing costs is suspended till such activities resume. For specific borrowings for the acquisition or construction of an asset eligible for capitalization, the capitalized amount of interests is determined based on the interest expense incurred after deducting any interest income earned from the deposits or investment income from the temporary investment funded by the unused borrowing balance. For general borrowings used for acquisition or construction of an asset eligible for capitalization, the capitalized interest is determined by multiplying the weighted average excess of accumulated capital expenditure over specific borrowings by the capitalization rate of such general borrowings. The capitalization rate is determined according to the weighted average interest rate of the general borrowings.

Other borrowing costs are expensed when incurred.

(18)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services.

The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

(19)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(19)	Deferred income tax assets and liabilities (Cont’d)

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(a)	The Company and its subsidiaries have the legal enforceable right to settle current income tax assets and current income tax liabilities;

(b)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(20)	Revenue recognition

Revenue is recognized based on the following methods:

The amount of revenue was determined by the fair value of the amount received or receivable according to contract or agreement, when sales of goods and rendering of services occur during the operating activities of the Company and its subsidiaries. Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries, the amount of the revenue and income can be measured reliably and meet particular conditions of revenue recognition of following business activities.

(a)	Product sales revenue

Product sales revenue mainly refers to amounts earned from electricity sales (net of related taxes). The Company and its subsidiaries recognize revenue when electricity is sold to consumers.

(b)	Service revenue

Service revenue refers to amounts received from service of port loading and conveying. The Company and its subsidiaries recognize revenue when the relevant service was provided.

(c)	Other income

Interest income from deposits is recognized on a time proportion basis using effective yield method.

Rental income under operating leases is recognized on a straight-line basis over the relevant lease term.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(21)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(a)	Operating lease (Lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(b)	Finance lease (Lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and their respective present values shall be recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in other non-current assets and current portion of non-current assets respectively.

Please refer to Note 2(7)(f) for impairment test of the finance lease receivable.

(22)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and are able to receive them. When government grants are in form of monetary assets, they are measured at the amount received or receivable.

Asset-related government grant is recognized as deferred income and is amortized evenly in income statements over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries is recognized as deferred income and recorded in the income statements when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, it is directly recognized in the profit and loss of current period.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(23)	Dividends appropriation

Cash dividend is recognized as a liability in the period when the proposed dividend is approved by the general meeting of shareholders.

(24)	Business combinations

Business combinations under common control refers to combinations where the combining entities are controlled by the same party or parties before and after the combination and that control is not transitory; business combinations not under common control refers to combinations where the combining entities are not controlled by the same party or parties before and after the combination.

(a)	Business combinations under common control

The acquirer measures both the consideration paid and net assets obtained at their carrying amounts. The difference between the carrying amounts of the net assets obtained and the carrying amount of the consideration paid is recorded in capital surplus(share premium), with any excess over capital surplus(share premium) being adjusted against undistributed profits.

Any direct transaction cost attributable to the business combination is recorded in the income statements in the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds to effect the business combination are recorded in the initial measurement of the equity instruments and bonds respectively.

(b)	Business combinations not under common control

The cost of an combination is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the combination. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the combination date. The excess of the combination cost over the fair value of the Company and its subsidiaries’ share in the identifiable net assets acquired is recorded as goodwill. If the combination cost is less than the fair value of the net assets of the subsidiary acquired, it is recognized in the income statements.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(25)	Preparation of consolidated financial statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are consolidated from the date when control is transferred to the Company. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity and net profit or loss of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interests and minority profit and loss in the shareholders’ equity and net profit in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

For subsidiaries acquired under business combinations not under common control, when preparing consolidated financial statements, adjustments are made on the financial statements of subsidiaries based on the fair value of the net identifiable assets acquired on the acquisition date. For subsidiaries acquired from business combinations under common control, when preparing consolidated financial statements, the consolidated financial statements include the assets, liabilities, operating results and cash flows of such subsidiaries from the earliest period presented as if the business combinations had occurred at the beginning of the earliest comparative period presented and the net profit of the acquiree realized before combination date is separately disclosed in the consolidated income statements.

(26)	Segment Information

The Company and its subsidiaries determine the operation segment based on the internal organization structure, management requirements and internal reporting system and thereafter determine the reporting segment and present the segment information.

The operation segment is a component in the Company and its subsidiaries that meets all the conditions below: (a) the component earns revenue and incurs expense during the daily operation activities; (b) the management of the Company and its subsidiaries can regularly review the component’s operation results in order to make decision on allocating resources and assessing performance; (c) the component’s financial performance, operating results, cash flow and other related information are available. When two or more operation segments have similar economical characteristic and meet certain conditions, the Company and its subsidiaries will combine them as one operation segment.

(27)	Determination of the fair value of financial instruments

When an active market exists for a financial instruments, fair value is determined based on quoted prices in the active market. When no such an active market exists, fair value is determined by using valuation techniques. Valuation techniques include making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc. When applying valuation techniques, the Company and its subsidiaries use market parameters, rather than specific parameters of the Company and its subsidiaries, as much as possible.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(28)	Changes in principal accounting policies

(a)	Segment Information

Prior to 1 January 2009, the Company and its subsidiaries presented the segment information by geographical segments and business segments. The Company and its subsidiaries used the geographical segments as primary reporting format and the business segments as secondary reporting format.

In accordance with the requirement for improving segment reporting in the “Interpretation of Accounting Standards for Business Enterprises No.3” promulgated by Ministry of Finance on 11 June 2009, the Company and its subsidiaries no longer present segment information by geographical segments and business segments as the primary and secondary reporting format since 1 January 2009. The Company and its subsidiaries determine the operation segments based on the internal organization structure, management requirements and internal reporting system, and present segment information of reportable segments based on the operating segments.

The segment information for the year ended 31 December 2008 has been reclassified according to the requirements above.

The adjustment is made according to “Interpretation of Accounting Standards for Business Enterprises No.3”, thus does not require approval from internal authority of the Company. The adjustment has no effect on financial statement items.

(29)	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment, in accordance with the accounting policy stated in Note 2(14) and 2(13).The recoverable amounts of assets group or group of assets groups are the present value of future cashflow. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Cont’d)

(29)	Critical accounting estimates and judgments (Cont’d)

(b)	Useful life of power generation licence

As at year end, management of the Company and its subsidiaries considered the estimated useful lives for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

(c)	Useful lives of fixed assets

Management of the Company decided the estimated useful lives of fixed assets and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the carrying amount of fixed assets.

(d)	Estimated impairment of fixed assets

The Company and its subsidiaries test whether fixed assets suffered any impairment whenever any impairment indication exists. In accordance with Note 2(15), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of fixed assets.

(e)	Approval of construction of new power plants

The receiving of the ultimate approval from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the management of the Company. Such estimate and judgment are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the management believe that the Company and its subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

3.	TAXATION

(1)	Value Added Tax (“VAT”)

The domestic power and heat sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% on the taxable revenue after offsetting deductible input VAT of the period.

(2)	Business Tax (“BT”)

The port service of the Company and its subsidiaries is subject to BT, with applicable tax rate of 3%.

(3)	Goods and Service Tax (“GST”)

The overseas power sales of the Company and its subsidiaries are subject to GST of the country where they operate, with applicable tax rate of 7%.

(4)	Income tax

In accordance with relevant provisions of the Income Tax Law, since 1 January 2008, branches and subsidiaries of the Company which used to enjoy preferential tax rates the applicable tax rate of will increase to 25% gradually in the next five years from 1 January 2008 onwards. The subsidiaries with applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. In accordance with Guo Fa [2007]39, since 1 January 2008, the enterprises which used to enjoy tax holidays of two-year tax exemption and three-year 50% tax reduction continues to follow the original tax laws, administrative regulations and relevant circulars until respective expiration dates. However, for those whose tax holiday has not commenced due to tax losses, the tax holiday is deemed to begin from 2008 onwards.

Overseas subsidiaries of the Company apply income tax rate of 17%.

In accordance with Guo Shui Han [2009]33, effective from 1 January 2008, the Company calculates and files income tax centrally at company level according to relevant tax laws and regulations. The original regulations specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax rates (taking into account of the tax holiday) and tax holiday of the head office, domestic operating plants, branches and subsidiaries of the Company in the reporting period are summarized as follows:

3.	TAXATION (Cont’d)

(4)	Income tax (Cont’d)

	Approval File No.	Year 2009	Tax holiday period

Huaneng Dandong Power Plant (“Dandong Power Plant”) (Note 1)	Dan Guo Shui She Wai [1999]7	—	Till 31 December 2012
Huaneng Yingkou Power Plant (“Yingkou Power Plant”) (Note 2)	Approved by the New Economic Technology Development Zone Branch of Yingkou State Tax Bureau	10.0%	Till 31 December 2009
Huaneng Yuhuan Power Plant (“Yuhuan Power Plant “) Phase I (Note 3)	Guo Shui Han [2007]201 & Zhe Guo Shui Wai [2007]14	10.0%	Till 31 December 2011
Huaneng Rizhao Power Plant (“Rizhao Power Plant”) (Note 4)	Guo Shui Han[2007]1348	—	Till 31 December 2012
Head Office and other branches	Guo Shui Han [1997]368	20.0%	None
Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”)	NA	25.0%	None
Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd. (“Taicang Power Company”)	NA	25.0%	None
Huaneng Taicang Power Co., Ltd. (“Taicang II Power Company”)	NA	25.0%	None
Huaneng Huaiyin Power Generation Co., Ltd. (“Huaiyin Power Company”)	NA	25.0%	None
Huaneng Huaiyin II Power Limited Company (“Huaiyin II Power Company”)	NA	25.0%	None
Huaneng Yushe Power Generation Co., Ltd. (“Yushe Power Company”)	NA	25.0%	None
Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”) (Note 5)	Yue Guo Shui Han [2007]166	10.0%	Till 31 December 2010

3.	TAXATION (Cont’d)

(4)	Income tax (Cont’d)

	Approval File No.	Year 2009	Tax holiday period

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power Company”) (Note 6)	Approved by Chongqing State Tax Bureau Foreign Affairs Branch & Yu Guo Shui Zhi Jian [2008]5	15.0%	Till 31 December 2010
Luohuang Power Company Phase III (Note 6)	Yu Guo Shui Zhi Jian [2007]120 & Cai Shui Zi [2002]56	7.5%	Till 31 December 2012
Huaneng Qinbei Power Generation Limited Liability Company (“Qinbei Power Company”)	NA	25.0%	None
Huaneng Pingliang Power Generation Limited Liability Company (“Pingliang Power Company”) (Note 7)	Gan Guo Shui Pi Zi[2009]104	15.0%	Till 31 December 2010
Huaneng Shanghai Combined Cycle Power Limited Liability Company (“Shanghai Combined Cycle Power Company”)	NA	25.0%	None
Huaneng Xindian Power Co., Ltd. (“Xindian II Power Company”)	NA	25.0%	None
Huaneng Nanjing Jinling Power Company (“Jinling Power Company”)	NA	25.0%	None
Huaneng Power International Fuel Limited Liability Company (“Fuel Company”)	NA	25.0%	None

3.	TAXATION (Cont’d)

(4)	Income tax (Cont’d)

	Approval File No.	Year 2009	Tax holiday period

Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”)	NA	25.0%	None
Huade County Daditaihong Wind Power Utilization Limited Liability Company (“Daditaihong”)	NA	25.0%	None
Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power Company”)	NA	25.0%	None
Huaneng Nantong Power Generation Limited Liability Company (“Nantong Power Company”)	NA	25.0%	None
Huaneng Hunan Xiangqi Hydropower Co., Ltd. (“Xiangqi Hydropower”)	NA	25.0%	None
Qidong Wind Power	NA	25.0%	None
Yangliuqing Power Company	NA	25.0%	None
Beijing Cogeneration (Note 8)	Chao Guo Shui Approval [2005]500020	10.0%	Till 31 December 2009
Huaneng Yingkou Power Generation Limited Liability Company (“Yingkou Cogeneration”)	NA	25.0%	None
Zhuozhou Liyuan Cogeneration Co., Ltd. (“Zhuozhou Liyuan”)	NA	25.0%	None
Kaifeng Xinli Power Generation Co., Ltd (“Kaifeng Xinli”)	NA	25.0%	None

3.	TAXATION (Cont’d)

(4)	Income tax (Cont’d)

Note 1.
Although not profitable in 2008, Dandong Power Plant’s tax holiday of two-year tax exemption and three-year 50% tax rate deduction started from 2008 in accordance with the relevant provisions of the new Income Tax Law.

Note 2.
As approved by the New Economic Technology Development Zone Branch of Yingkou State Tax Bureau, 2009 was the third year of Yingkou Power Plant enjoying 50% tax rate deduction after two-year tax exemption. Because Yingkou Power Plant is a branch of the Company, its applicable tax rate was 10% in 2009.

Note 3.
In accordance with the approval from State Tax Bureau of Yuhuan County in 2007, Yuhuan Power Plant Phase I is entitled to a tax holiday with two-year tax exemption and three-year 50% tax rate reduction from 1 January 2007 to 31 December 2011. Because Yuhuan Power Plant Phase I is a branch of the Company, its applicable tax rate was 10% in 2009.

Note 4.
As Rizhao Power Company completed the trial run in 2008 and started to enjoy a tax holiday of two-year tax exemption and three-year 50% tax rate reduction, 2009 was the second year of tax exemption, thus, the applicable tax rate is zero in 2008.

Note 5.
As approved by Hunan Tax Bureau, Yueyang Power Company enjoyed a tax holiday of two-year tax exemption and three-year 50% tax rate reduction since the 4th quarter of 2006 as a foreign invested enterprise.

Note 6.
In accordance with Yu Guo Shui Zhi Jian [2008]5, Luohuang Power Company was entitled to an income tax rate of 15% from 1 January 2008 to 31 December 2010 according to the Western Area Development Policy.

In accordance with the approval from Tax Bureau Branch directly under Chongqing State Tax Bureau, Luohuang Power Company Phase III was entitled to a tax holiday with two-year tax exemption and three-year 50% tax rate reduction since the first profit-making year. 2007 was the first profit-making year and the tax exemption began since 2007. 2009 was the first year of Luohuang Power Company Phase III enjoying 50% tax rate reduction after two-year tax exemption.

Note 7.	In accordance with Gan Guo Shui Pi Zi [2009]104 issued by Gansu State Tax Bureau, Pingliang Power Company enjoys an income tax rate of 15% from 1 January 2009 to 31 December 2010.

Note 8.	In accordance with Chao Guo Shui Approval [2005]500020, Beijing Cogeneration enjoys a tax holiday of two-year tax exemption and three-year 50% tax rate reduction since 2005.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1)	Subsidiaries

(a)	Subsidiaries acquired through establishment or other ways

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Type of legal entity	Legal representative	Organization Code

Fuel Company	Direct holding	Beijing	RMB200,000,000	Wholesale of coal	Limited liability company	Liu Guoyue	66990379-7
Shidongkou Power Company	Direct holding	Shanghai	RMB990,000,000	Power generation	Limited liability company	Li Shuqing	67786175-0
Nantong Power Company	Direct holding	Nantong, Jiangsu Province	RMB1,560,000,000	Power generation	Limited liability company	Lin Weijie	68297013-4
Yingkou Port	Direct holding	Yingkou, Liaoning Province	RMB720,235,000	Loading and conveying service	Limited liability company	Jiang Peng	68008878-9
Yingkou Cogeneration	Direct holding	Yingkou, Liaoning Province	RMB830,000,000	Production and sales of electricity and heat	Limited liability company	Zhang Junwei	68371657-6
Xiangqi Hydropower	Direct holding	Xiangqi county, Hunan Province	RMB100,000,000	Construction, operation and management of hydropower and related projects	Limited liability company	Zhang Jianlin	68504616-6
Zhuozhou Liyuan	Direct holding	Zhuozhou, Hebei Province	RMB5,000,000	Construction, operation and management of cogeneration power plants and related projects	Limited liability company	Ge Changqin	69921346-3
Tuas Power Generation Pte Ltd. (“TPG”)	Indirect holding	Singapore	S$1,183,000,001	Power generation and related byproducts, derivatives; developing power supply resources, operating electricity and power sales	Limited liability company	NA	200909292D
TP Utilities Pte Ltd. (“TP Utilities”)	Indirect holding	Singapore	S$1	Provide utilities & services - electricity, steam, industrial water, waste management	Limited liability company	NA	200920924G

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(1)	Subsidiaries (Cont’d)

(a)	Subsidiaries acquired through establishment or other ways (Cont’d)

	Actual amount of investment cost at end of the year	Other deem investment items	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements	Minority interests	Loss recorded in minority interest balance	Excessive loss assumed by parent company

Fuel Company	200,000,000	—	100%	100%	Yes	—	—	—
Shidongkou Power Company	495,000,000	—	50%	50%	Yes *	495,000,000	—	—
Nantong Power Company	546,000,000	—	70%	70%	Yes	234,000,000	—	—
Yingkou Port	360,117,500	—	50%	50%	Yes *	362,612,013	—	—
Yingkou Cogeneration	830,000,000	—	100%	100%	Yes	—	—	—
Xiangqi Hydropower	100,000,000	—	100%	100%	Yes	—	—	—
Zhuozhou Liyuan	5,000,000	—	100%	100%	Yes	—	—	—
TPG	5,749,971,505	—	100%	100%	Yes	—	—	—
TP Utilities	5	—	100%	100%	Yes	—	—	—

	8,286,089,010	—				1,091,612,013	—	—

*	Pursuant to agreements with other shareholders, the Company has controls over these entities.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(1)	Subsidiaries (Cont’d)

(b)	Subsidiaries acquired from business combinations under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Type of legal entity	Legal representative	Organization Code

Taicang Power Company	Direct holding	Suzhou, Jiangsu Province	RMB632,840,000	Power generation	Limited liability company	Lin Weijie	13484976-3
Qinbei Power Company	Direct holding	Jiyuan, Henan Province	RMB810,000,000	Power generation	Limited liability company	Ye Xiangdong	73551491-8
Yushe Power Company	Direct holding	Yushe County, Shanxi Province	RMB615,760,000	Power generation	Limited liability company	Lin Gang	60273002-7
Yueyang Power Company	Direct holding	Yueyang, Hunan Province	RMB1,055,000,000	Power generation	Limited liability company	Ye Xiangdong	61665023-9
Luohuang Power Company	Direct holding	Chongqing	RMB1,748,310,000	Power generation	Limited liability company	Ye Xiangdong	X2190009-1
Pingliang Power Company	Direct holding	Pingliang, Gansu Province	RMB924,050,000	Power generation	Limited liability company	Lin Gang	22436987-8
Jinling Power Company	Direct holding	Nanjing, Jiangsu Province	RMB1,302,000,000	Power generation	Limited liability company	Lin Weijie	77125600-4
Qidong Wind Power	Direct holding	Qidong, Jiangsu Province	RMB200,000,000	Development of wind power project,production and sales of electricity	Limited liability company	Zhao Shiming	66638519-7
Yangliuqing Power Company	Direct holding	Tianjin	RMB1,537,130,909	Power generation, heat supply	Limited liability company	Lin Gang	10306946-5
Beijing Cogeneration	Direct holding	Beijing	RMB1,600,000,000	Construction and operation of power plants and related construction projects	Limited liability company	Gu Biquan	X2600055-1

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(1)	Subsidiaries (Cont’d)

(b)	Subsidiaries acquired from business combinations under common control (Cont’d)

	Actual amount of investment cost at end of the year	Other deem investment items	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements	Minority interests	Loss recorded in minority interest balance	Excessive loss assumed by parent company

Taicang Power Company	766,337,000	—	75%	75%	Yes	202,983,774	5,206,417	—
Qinbei Power Company	1,073,787,072	—	60%	60%	Yes	644,261,541	955,916	—
Yushe Power Company	380,385,896	—	60%	60%	Yes	33,843,455	231,470,396	—
Yueyang Power Company	1,016,701,197	—	55%	55%	Yes	497,219,039	—	—
Luohuang Power Company	1,898,301,221	—	60%	60%	Yes	828,561,653	—	—
Pingliang Power Company	1,123,041,517	—	65%	65%	Yes	388,681,271	69,086,336	—
Jinling Power Company	1,186,800,000	—	60%	60%	Yes	804,740,845	—	—
Qidong Wind Power	155,000,000	—	65%	65%	Yes	68,717,074	1,282,926	—
Yangliuqing Power Company	1,062,900,000	—	55%	55%	Yes	678,922,407	35,431,264	—
Beijing Cogeneration	1,175,117,000	—	41%	66%*	Yes	1,187,968,585	—	—

	9,838,370,903	—				5,335,899,644	343,433,255	—

*	According to the agreement between the company and the rest of the shareholders, a shareholder who owns 25% voting interest in Beijing Generation entrust the company for the right to vote for free.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(1)	Subsidiaries (Cont’d)

(c)	Subsidiaries acquired from business combinations not under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Type of legal entity	Legal representative	Organization Code

Weihai Power Company	Direct holding	Weihai, Shandong Province	RMB761,838,300	Power generation	Limited liability company	Huang Jian	26420668-6
Taicang II Power Company	Direct holding	Taicang,Jiangsu Province	RMB804,146,700	Power generation	Limited liability company	Lin Weijie	76280945-5
Huaiyin Power Company	Direct holding	Huai’an,Jiangsu Province	RMB265,000,000	Power generation	Limited liability company	Lin Weijie	13478263-4
Huaiyin II Power Company	Direct holding	Huai’an,Jiangsu Province	RMB930,870,000	Power generation	Limited liability company	Lin Weijie	76357769-2
Xindian II Power Company	Direct holding	Zibo,Shandong Province	RMB100,000,000	Power generation	Limited liability company	Huang Jian	76095380-8
Shanghai combined Cycle Power Company	Direct holding	Shanghai	RMB699,700,000	Power generation	Limited liability company	Wu Dawei	77092642-4
SinoSing Power Pte. Ltd (“SinoSing Power”)	Direct holding	Singapore	US$985,000,100	Investment holding	Limited liability company	NA	200804742G
Daditaihong	Direct holding	Huade County, Inner Mongolia	RMB 5,000,000	Wind Power exploitation and utilization	Limited liability company	Lin Weijie	79364854-3
Kaifeng Xinli	Indirect holding	Kaifeng, Henan Province	RMB146,920,000	Power generation	Limited liability company	Zhao He	61475670-X
Tuas Power Ltd. (“Tuas Power”)	Indirect holding	Singapore	S$1,178,050,000	Power generation and related byproducts, derivatives; developing power supply resources and operating electricity	Limited liability company	NA	199502116G
Tuas Power Supply Pte Ltd. (“TPS”)	Indirect holding	Singapore	S$500,000	Power sales	Limited liability company	NA	200004985K
Tuas Power Utilities Pte Ltd. (“TPU”)	Indirect holding	Singapore	S$2	Render of utility services	Limited liability company	NA	200505009R
TPGS Green Energy Pte Ltd. (“TPGS”)	Indirect holding	Singapore	S$1,000,000	Render of utility services	Limited liability company	NA	200612583W
New Earth Pte Ltd. (“NewEarth”)	Indirect holding	Singapore	S$10,111,841	Waste recycling advisory	Limited liability company	NA	200306521R
New Earth Singapore Pte Ltd. (“NewEarth Singapore “)	Indirect holding	Singapore	S$12,516,050	Industrial waste management and recycling	Limited liability company	NA	200510273E

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(1)	Subsidiaries (Cont’d)

(c)	Subsidiaries acquired from business combinations not under common control (Cont’d)

	Actual amount of investment cost at end of the year	Other deem investment items	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements	Minority interests	Loss recorded in minority interest balance	Excessive loss assumed by parent company

Weihai Power Company	574,038,793	—	60%	60%	Yes	415,426,141	33,893,119	—
Taicang II Power Company	603,110,000	—	75%	75%	Yes	260,489,853	—	—
Huaiyin Power Company	760,884,637	—	100%	100%	Yes	—	—	—
Huaiyin II Power Company	592,403,600	—	63.64%	63.64%	Yes	255,530,953	94,108,958	—
Xindian II Power Company	442,320,000	—	95%	95%	Yes	2,251,553	21,080,628	—
Shanghai combined Cycle Power Company	489,790,000	—	70%	70%	Yes	260,890,153	—	—
SinoSing Power	7,069,292,849	—	100%	100%	Yes	—	—	—
Daditaihong	122,692,000	—	99%	99%	Yes	50,000	—	—
Kaifeng Xinli	82,140,000	—	33%	55%*	Yes	32,033,295	8,511,072	—
Tuas Power	20,889,034,037	—	100%	100%	Yes	—	—	—
TPS	96,237,900	—	100%	100%	Yes	—	—	—
TPU	10	—	100%	100%	Yes	—	—	—
TPGS	3,645,375	—	75%	75%	Yes	3,381,045	—	—
NewEarth	51,287,529	—	60%	60%	Yes	30,053,548	2,677,146	—
NewEarth Singapore	43,806,909	—	75%	75%	Yes	13,744,007	8,526,536	—

	31,820,683,639	—				1,273,850,548	168,797,459	—

*	Kaifeng Xinli is a subsidiary acquired by Qinbei Power Company in 2009.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(2)	New entities included in consolidation scope during this year

	Net assets as at 31 December 2009	Net (loss)/ profit for the year ended 31 December 2009

Qidong Wind Power	196,334,498	(3,665,502)
Beijing Cogeneration	2,013,506,076	240,653,745
Yangliuqing Power Company	1,508,706,459	(53,239,038)
Yingkou Cogeneration	826,310,670	(3,689,330)
Xiangqi Hydropower	100,000,000	—
Zhuozhou Liyuan	3,027,436	(1,972,564)
Kaifeng Xinli	127,855,607	7,237,612
TPG	5,955,862,201	112,467,750
TP Utilities	(35,406,180)	(34,302,587)

Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company are subsidiaries acquired under common control this year (Notes 4(3)).

(3)	Business combination under common control

			For the period from 1 January 2009 to the acquisition date

	Evidence of deemas business combination under common control	Actual Controlling party of common control	Operating revenue	Net (loss)/ profit	Net cash flows generated from operating activities

Qidong Wind Power (a)	Qidong Wind Power and the Company are both controlled by Huaneng Group before and after the acquisitions and the control is not temporary.	Huaneng Group	44,213,964	(3,007,942)	53,965,389
Beijing Cogeneration (b)	Beijing Cogeneration and the Company are both controlled by Huaneng Group before and after the acquisitions and the control is not temporary.	Huaneng Group	1,407,146,647	104,042,427	583,460,766
Yangliuqing Power Company (c)	Yangliuqing Power Company and the Company are both controlled by Huaneng Group before and after the acquisitions and the control is not temporary.	Huaneng Group	1,432,645,966	(112,962,888)	425,643,806

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(3)	Business combination under common control (Cont’d)

(a)	Qidong Wind Power

On 17 September 2009, according to the agreement entered between the Company and Huaneng New Energy Industrial Holding Limited Company (“Huaneng New Energy”), the Company acquired partial equity interest of Qidong Wind Power and acquired the control at a consideration of RMB 103 million. Then the Company injected RMB52 million to Qidong Wind Power. After the equity transfer and capital injection, the Company owned 65% interest of Qidong Wind Power.

(i)	The acquisition cost and the carrying amounts of net assets acquired are as follows:

Acquisition cost	103,000,000
Less: Carrying amount of net asset acquired	(76,044,838)

Adjustment of capital surplus	26,955,162

(ii)	The carrying amounts of assets and liabilities of Qidong Wind Power on the acquisition date are as follows:

	Carrying amount
	Acquisition date	31 December 2008

Cash and cash equivalents	31,642,736	78,140,733
Receivables	7,390,533	768,102
Other current assets	102,806	—
Fixed assets	899,360,836	913,962,359
Intangible assets	3,989,562	—
Deferred income tax assets	3,745,188	—
Less: Loans	(600,000,000)	(600,000,000)
Payables	(201,099,471)	(244,848,913)
Salary and welfare payables	(140,132)	(22,281)

Net assets	144,992,058	148,000,000
Less: Minority interests	(68,947,220)	(70,000,000)

Net assets acquired	76,044,838	78,000,000

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(3)	Business combination under common control (Cont’d)

(a)	Qidong Wind Power (Cont’d)

(iii)	The operating revenue, net loss and cash flows of Qidong Wind Power for the year ended 31 December 2008 and for the period from 1 January 2009 to the acquisition date are as follows:

	For the period from 1 January 2009 to the acquisition date	2008

Operating revenue	44,213,964	—
Net loss	(3,007,942)	—
Cash flows from operating activities	53,965,389	—
Net (decrease) / increase in cash	(46,497,997)	45,223,372

(b)	Beijing Cogeneration

On 24 September 2009, according to the agreement entered between the Company and Huaneng International Power Development Corporation (“HIPDC”), the Company acquired 41% equity interest of Beijing Cogeneration at a consideration of RMB 1,175 million.

(i)	The acquisition cost and the carrying amounts of net assets acquired are as follows:

Acquisition cost	1,175,117,000
Less: Carrying amount of net asset acquired	(776,926,953)

Adjustment of capital surplus	398,190,047

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(3)	Business combination under common control (Cont’d)

(b)	Beijing Cogeneration (Cont’d)

(ii)	The carrying amounts of assets and liabilities of Beijing Cogeneration on the acquisition date are as follows:

	Carrying amount
	Acquisition date	31 December 2008

Cash and cash equivalents	332,586,893	226,596,457
Receivables	213,213,630	394,077,879
Inventories	109,333,187	103,926,168
Other current assets	14,172,023	—
Fixed assets	2,836,916,872	3,057,318,619
Intangible assets	42,397,660	43,101,685
Deferred income tax assets	28,925,401	28,928,254
Less: Loans	(1,280,756,184)	(1,328,908,976)
Payables	(327,404,094)	(423,991,051)
Salary and welfare payables	(59,309,340)	(73,133,143)
Other liabilities	(15,132,261)	(714,531)

Net assets	1,894,943,787	2,027,201,361
Less: Minority interests	(1,118,016,834)	(1,196,048,803)

Net assets acquired	776,926,953	831,152,558

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(3)	Business combination under common control (Cont’d)

(b)	Beijing Cogeneration (Cont’d)

(iii)	The operating revenue, net profit and cash flows of Beijing Cogeneration for the year ended 31 December 2008 and for the period from 1 January 2009 to the acquisition date are as follows:

	For the period from 1 January 2009 to the acquisition date	2008

Operating revenue	1,407,146,647	2,193,032,120
Net profit	104,042,427	315,031,969
Cash flows from operating activities	583,460,766	904,666,930
Net increase in cash	105,990,436	25,814,774

(c)	Yangliuqing Power Company

On 24 September 2009, according to the agreement entered between the Company and Huaneng Group, the Company acquired 55% equity interest of Yangliuqing Power Company at a consideration of RMB 1,076 million.

(i)	The acquisition cost and the carrying amounts of net assets acquired are as follows:

Acquisition cost	1,076,000,000
Less: carrying amount of net asset acquired	(810,035,935)

Adjustment of capital surplus	265,964,065

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(3)	Business combination under common control (Cont’d)

(c)	Yangliuqing Power Company (Cont’d)

(ii)	The carrying amounts of assets and liabilities of Yangliuqing Power Company on the acquisition are as follows:

	Carrying amount
	Acquisition date	31 December 2008

Cash and cash equivalents	60,421,918	157,889,211
Receivables	202,030,339	336,671,263
Inventories	144,326,867	229,195,289
Other current assets	21,424,016	—
Fixed assets	3,638,972,563	3,894,796,406
Intangible assets	2,476,763	2,714,609
Deferred income tax assets	11,468,779	12,716,824
Less: Loans	(2,525,074,102)	(2,857,217,098)
Payables	(72,082,092)	(180,095,245)
Salary and welfare payables	(1,429,981)	(1,523,300)
Other liabilities	(9,742,460)	(9,692,460)

Net assets	1,472,792,610	1,585,455,499
Less: Minority interests	(662,756,675)	(713,454,975)

Net assets acquired	810,035,935	872,000,524

(iii)
The operating revenue, net (loss) / profit and cash flows of Yangliuqing Power Company for the year ended 31 December 2008 and for the period from 1 January 2009 to the acquisition date are as follows:

	For the period from 1 January 2009 to the acquisition date	2008

Operating revenue	1,432,645,966	2,179,849,665
Net (loss) / profit	(112,962,888)	16,626,819
Cash flows from operating activities	425,643,806	402,712,724
Net (decrease) / increase in cash	(97,467,293)	23,836,426

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(4)	Exchange rates for translation of key financial statement items of overseas operating entities

Asset and liability items

	31 December 2009	31 December 2008	Income and cash flow statement items

Subsidiaries registered in Singapore	1 SGD = 4.8605 RMB	1 SGD = 4.7530 RMB	Average exchange rates approximating the rate on transaction dates

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Bank balances and Cash

	31 December 2009			31 December 2008 (Restated)
	Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Cash — RMB	1,158,844	1	1,158,844	983,298	1	983,298
— SGD	4,663	4.8605	22,667	1,815	4.7530	8,624

Sub-total			1,181,511			991,922

Bank deposit — RMB	3,389,961,719	1	3,389,961,719	4,899,789,098	1	4,899,789,098
— USD	69,893,019	6.8282	475,457,672	22,940,901	6.8346	156,761,766
— Japanese yen	81,114,379	0.0738	5,953,272	81,134,919	0.0757	6,104,591
— SGD	324,965,670	4.8605	1,579,495,640	245,077,327	4.7530	1,164,852,534

Subtotal			5,450,868,303			6,227,507,989

			5,452,049,814			6,228,499,911

Please refer to Note 5(46) for the balances and changes of cash and cash equivalents stated in the cash flow statement.

Please refer to Note 7(6) for cash deposits in a related party.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(2)	Derivative financial assets and liabilities

	31 December 2009	31 December 2008

Derivative financial assets
— Hedging instrument of cash flow hedge (fuel contract)	151,285,914	(17,008,429)
— Hedging instrument of cash flow hedge (exchange forward contract)	—	1,767,465
— Hedging instrument of cash flow hedge (interest rate contract)	39,585,882	—
— Financial instrument at fair value through profit
or loss (fuel contract)	(4,122,820)	30,720,348

Subtotal	186,748,976	15,479,384
Less: Non-current derivative financial assets	(44,863,269)	—

Total	141,885,707	15,479,384

Derivative financial liabilities
— Hedging instrument of cash flow hedge (fuel contract)	(1,368,141)	540,518,755
— Hedging instrument of cash flow hedge (exchange forward contract)	9,344,693	12,379,336
— Financial instrument at fair value through profit
or loss (fuel contract)	6,276,225	6,785,573

Subtotal	14,252,777	559,683,664
Less: Non-current derivative financial liabilities	(849,636)	(17,241,800)

Total	13,403,141	542,441,864

Overseas subsidiaries of the Company use forward exchange contracts to hedge foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiaries also use fuel swap contracts to hedge fuel price risk arising from highly probable forecast fuel purchases.

The Company uses interest rate swap contract to hedge its interest rate risk arising from floating rate borrowing.

The fair value of the exchange forward contracts, fuel swap contracts and interest rate contracts was measured based on market price.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(3)	Notes receivable

	31 December 2009	31 December 2008

Banking notes receivable	351,630,301	585,255,246
Commercial notes receivable	—	81,000,000

	351,630,301	666,255,246

As at 31 December 2009, the balance of notes discounted by the Company and its subsidiaries that are yet to mature amounted to RMB 141,593,857. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans (Note 5(18)) (31 December 2008: RMB884,956,687 and among which RMB500,000,000 arised from intragroup transactions between the Company and its subsidiaries and was discounted by the notes taker to the bank. The balance referred above was fully eliminated when preparing the consolidated financial statements).

As at 31 December 2009, the Company and its subsidiaries had no pledged notes receivable.

(4)	Accounts receivable

	31 December 2009	31 December 2008 (Restated)

Accounts receivable	9,846,912,352	7,943,317,130
Less: Provision for doubtful accounts	(155,639,871)	(157,434,947)

	9,691,272,481	7,785,882,183

(a)	The ageing analysis of accounts receivable are as follows:

	31 December 2009	31 December 2008 (Restated)

Within 1 year	9,683,824,538	7,807,179,389
1-2 years	29,726,315	—
2-3 years	—	11,828
3-4 years	—	2,228,170
4-5 years	2,228,170	1,900,983
Over 5 years	131,133,329	131,996,760

	9,846,912,352	7,943,317,130

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(4)	Accounts receivable (Cont’d)

(b)
As at 31 December 2009, the individually significant (over 10% of accounts receivable balance) accounts receivable of the Company and its subsidiaries amounted to RMB 2,676,344,583 (31 December 2008: RMB 822,680,485), representing 27.18% (31 December 2008: 10.36%) of the total accounts receivable. There was no bad debt provision made on these accounts receivable based on the assessment as at 31 December 2009 (31 December 2008: Nil).

(c)	As at 31 December 2009, the provision for doubtful accounts of individual accounts receivable which is not significant but need individual impairment test are as follows:

	Amount	Provision for doubtful accounts	Percentage

Chongqing Special Steel Co. Ltd	103,773,448	(103,773,448)	100.00%
Chongqing No.3 Textile Factory	13,458,241	(13,458,241)	100.00%
Others	38,868,983	(38,408,182)	98.81%

	156,100,672	(155,639,871)

*
As at 31 December 2009, accounts receivable of the Company and its subsidiaries which need individual impairment test are mainly subsidiaries’ due from local customers. Related provisions for doubtful accounts were made for these receivables based on the operating and financial situation of local customers.

(d)	There was no accounts receivable written off during 2009.

(e)	As at 31 December 2009, there was no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2008: Nil).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(4)	Accounts receivable (Cont’d)

(f)	As at 31 December 2009, the five largest accounts receivable of the Company and its subsidiaries are as follows:

	Relationships	Amount	Ageing	Percentage

Jiangsu Electric Power Company	Non-related Party	1,410,009,969	Within one year	14.32%
Shandong Electric Power Corporation (“Shandong Power”)	Non-related Party	1,266,334,614	Within one year	12.86%
Zhejiang Electric Power Corporation	Non-related Party	961,463,544	Within one year	9.76%
Guangdong Power Grid Corporation	Non-related Party	904,428,654	Within one year	9.18%
Liaoning Electric Power Limited Corporation	Non-related Party	845,802,244	Within one year	8.59%

		5,388,039,025		54.71%

(g)	As at 31 December 2009, there was no accounts receivable from the related parties (31 December 2008: Nil).

(h)
As at 31 December 2009, accounts receivable (within one year and no provision) of the Company and its subsidiaries approximately RMB1,031,926,931 (2008: RMB504,697,201) was secured to a bank as collateral against a short-term loan of RMB698,361,762 (2008: RMB500,000,000) (Note5(18)).

(i)	Accounts receivable balances by currency are as follows:

	31 December 2009			31 December 2008 (Restated)
	Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

RMB	8,945,407,778	1	8,945,407,778	6,926,785,924	1	6,926,785,924
SGD	168,175,243	4.8605	817,415,768	213,491,448	4.7530	1,014,724,850
USD	12,383,997	6.8282	84,088,806	265,952	6.8346	1,806,356

Total			9,846,912,352			7,943,317,130

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(5)	Other receivables

	31 December 2009	31 December 2008 (Restated)

Receivable from the Administration Center of Housing Fund for proceeds from sales of staff quarters	39,192,045	43,230,689
Staff advances	13,032,325	11,646,024
Prepayments for constructions and projects	209,166,442	134,297,198
Prepayments for investment	387,000,000	30,000,000
Receivables of fuel sales	—	15,724,800
Receivable from HIPDC	119,589,978	22,961,298
Receivable from Huaneng Group	—	1,238,147
Others	454,083,677	272,502,791

Total	1,222,064,467	531,600,947
Less: Provision for doubtful accounts	(38,658,528)	(41,934,812)

	1,183,405,939	489,666,135

(a)	The ageing analysis of other receivables is as follows:

	31 December 2009	31 December 2008 (Restated)

Within 1 year	913,355,024	376,722,133
1-2 years	167,726,450	17,429,501
2-3 years	11,659,017	18,493,400
3-4 years	15,131,425	17,657,431
4-5 years	17,615,463	1,307,035
Over 5 years	96,577,088	99,991,447

	1,222,064,467	531,600,947

(b)
As at 31 December 2009, the individually significant (over 10% of other receivables balance) other receivables of the Company and its subsidiaries amounted to RMB 357,000,000 (31 December 2008: 98,070,655 ), representing 29.21% (31 December 2008: 18.45%) of the total other receivables. There was no bad debt provision made on these other receivables based on the assessment as at 31 December 2009 (31 December 2008: Nil).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(5)	Other receivables (Cont’d)

(c)	As at 31 December 2009, the provision for doubtful accounts of individually insignificant but need individual impairment test are as follows:

	Amount	Provision for doubtful accounts	Percentage

Dalian Development Zone Trust and Investment Corporation	4,700,000	4,700,000	100.00%
Hebei Convention and Exhibition Center	5,000,000	5,000,000	100.00%
Heshun Company	1,000,000	1,000,000	100.00%
Xiangtan branch of China Construction Bank	1,157,313	1,074,612	92.85%
Huaxing Company	2,576,874	2,576,874	100.00%
Yushe Financial Bureau	2,400,000	2,400,000	100.00%
Yushe Yunzhu Road Reconstruction Office	1,800,000	1,800,000	100.00%
Shanxi Province Power Supply Company	2,000,000	2,000,000	100.00%
Shandong Lubei Enterprise Group	12,142,156	12,142,156	100.00%
Others	16,837,935	5,964,886	35.43%

	49,614,278	38,658,528

*
The receivables mentioned above were all ageing 4 to 5 years or over 5years. Related doubtful accounts have been made for these receivable based on the operating and financial situation of local customers.

(d)	There was no significant other receivable written off during 2009.

(e)
As at 31 December 2009, there was no other receivable from shareholders who held 5% or more of the equity interest in the Company, except for receivable from HPIDC of RMB119,589,978 mentioned above (31 December 2008: receivable from HPIDC RMB22,961,298, receivable from Huaneng Group RMB1,238,147).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(5)	Other receivables (Cont’d)

(f)	As at 31 December 2009, the five largest other receivables of the Company and its subsidiaries are as follows:

	Relationship	Amount	Ageing	Percentage

Ma Hongru*	Non-related Party	357,000,000	With in one year	29.21%
HIPDC	Parent Company	119,589,978	1-2 years	9.79%
Gansu Electric Power Corporation	Non-related Party	45,000,000	With in one year	3.68%
Shanghai Electric Power Bureau	Non-related Party	45,000,000	With in one year	3.68%
Shandong Jining Power Plant Diversified Company	Non-related Party	27,337,612	With in one year	2.24%

		593,927,590		48.60%

*	It represents the prepayments to Ma Hongru (the third-party natural person) for the acquisition of his 85% equity in Zuoquan Longquan Metallurgy Casting Co., Ltd.

(g)	Other receivables from related parties are as follows:

		31 December 2009			31 December 2008 (Restated)
	Relationship	Amount	Percentage	Provision	Amount	Percentage	Provision

Huaneng Group	The ultimate parent company	—	—	—	1,238,147	0.23%	—
HPIDC	The parent company	119,589,978	9.79%	—	22,961,298	4.32%	—
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group	—	—	—	15,724,800	2.96%	—

		119,589,978	9.79%	—	39,924,245	7.51%	—

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(5)	Other receivables (Cont’d)

(h)	Other receivables balances by currency are as follows:

	31 December 2009			31 December 2008 (Restated)
	Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

RMB	1,147,517,735	1	1,147,517,735	530,404,831	1	530,404,831
SGD	15,254,320	4.8605	74,143,623	251,655	4.7530	1,196,116
US	59,367	6.8282	403,109	—	—	—

Total			1,222,064,467			531,600,947

(6)	Advances to suppliers

(a)	The ageing analysis of advances to suppliers is as follows:

	31 December 2009		31 December 2008 (Restated)
Ageing	Amount	Percentage	Amount	Percentage

Within one year	580,884,979	56.72%	642,921,821	96.34%
1-2 years	425,453,081	41.54%	5,508,528	0.83%
2-3 years	143,185	0.01%	2,742,446	0.41%
Over 3 years	17,735,867	1.73%	16,159,247	2.42%

	1,024,217,112	100%	667,332,042	100%

As at 31 December 2009, advances to suppliers aged over one year of the Company and its subsidiaries amounted to RMB443,332,133 (2008: RMB24,410,221) were mainly prepayments for equipment. Because the construction equipment had been completed, this amount has not been settled.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(6)	Advances to suppliers (Cont’d)

(b)	As at 31 December 2009, the five largest advances to suppliers of the Company and its subsidiaries are as follows:

	Relationship	Amount	Percentage	Prepaid Time	Reasons for unsettlement

Dongfang Electric Corporation Dongfang Turbine Co., Ltd.	Non-related party	168,448,630	16.45%	1-2 years	Prepayments for purchasing
Shanxi Guoyang Xinneng Tianyuan Coal Sales Co., Ltd.	Non-related party	82,762,162	8.08%	Within one year	Prepayments for coal
Yangquan Tianchen Coal Railway Container Lines Co., Ltd.	Non-related party	72,853,766	7.11%	Within one year	Prepayments for coal
Hebi Coal and Electricity Co., Ltd.	Non-related party	62,321,032	6.08%	Within one year	Prepayments for coal
Datong Coal Industry Co., Ltd.	Non-related party	52,771,510	5.15%	Within one year	Prepayments for coal

		439,157,100	42.87%

(c)	As at 31 December 2009, there were no advances to suppliers who held 5% or more of the equity interest in the Company (31 December 2008: prepayment to Huaneng Group RMB160,000,000).

(d)	Prepayments to the related parties are as follows:

		31 December 2009			31 December 2008 (Restated)
	Nature of Relationship	Amount	Percentage	Provision	Amount	Percentage	Provision

Huaneng Group	The ultimate parent company	—	—	—	160,000,000	23.98%	—
HEC and its subsidiaries	Subsidiaries of Huaneng Group	22,164,993	2.16%	—	12,841,904	1.92%	—
Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group	173,103	0.02%	—	400,000	0.06%	—
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company	37,711,719	3.68%	—	—	—	—

		60,049,815	5.86%	—	173,241,904	25.96%	—

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(6)	Advances to suppliers (Cont’d)

(e)	Advances to suppliers balances by currency are as follows:

	31 December 2009			31 December 2008 (Restated)
	Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

RMB	1,015,674,982	1	1,015,674,982	646,571,447	1	646,571,447
SGD	1,757,459	4.8605	8,542,130	1,758,800	4.7530	8,359,575
USD	—	—	—	42,268	6.8346	287,088
Japanese yen	—	—	—	159,868,167	0.0757	12,028,479
AUD	—	—	—	18,327	4.7135	85,453

Total			1,024,217,112			667,332,042

(7)	Inventories

(a)	The categories of Inventories are as follows:

	31 December 2009			31 December 2008 (Restated)
	Book value	Provision	Net book value	Book value	Provision	Net book value

Fuel for power generation
(coal and oil)	2,986,232,942	—	2,986,232,942	4,237,677,730	—	4,237,677,730
Materials and spare parts	1,286,565,521	(188,812,870)	1,097,752,651	1,422,354,763	(157,063,875)	1,265,290,888

	4,272,798,463	(188,812,870)	4,083,985,593	5,660,032,493	(157,063,875)	5,502,968,618

(b)	The analysis of provision for inventory is as follows:

	31 December				Currency	31 December
	2008	Current year	Current year deductions		translation	2009

	(Restated)	additions	Reversal	Write off	difference

Materials and spare parts	157,063,875	31,022,546	(1,133,721)	(735,540)	2,595,710	188,812,870

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(7)	Inventories (Cont’d)

(c)	The status of provision for inventory is as follows:

	The basis of provision for inventory	The reasons for the reverse of the provision for inventory	Percentage of reversal amount over the ending balance of such inventory

Materials and spare parts	The excess of book value over net realizable value	Increase of net realizable value of the materials and spare parts which have provision in previous year	0.09%

(8)	Available-for-sale financial assets

	31 December 2009	31 December 2008

Available-for-sale equity instrument	2,293,998,840	1,262,042,775

Available-for-sale financial assets represent the equity investment in China Yangtze Power Co. Ltd.(“Yangtze Power”). As at 31 December 2009, the Company had approximately 171.71 million shares of Yangtze Power, representing 1.56% (31 December 2008: approximately 171.71 million shares, 1.82%) of its total share capital. The fair value of the above available-for-sale equity instrument as at 31 December 2009 was determined based on the closing market price of RMB 13.36 per share quoted in the Shanghai Stock Exchange on the last trading day of 2009 (31 December 2008: The stock trading of Yangtze Power has been suspended due to a major assets restructure since 8 May 2008. The fair value per share was calculated as approximately RMB7.35 by making reference to the market price of similar financial assets.).

(9)	Long-term equity investments

	31 December 2009	31 December 2008

Associates (a)	9,286,696,309	8,480,020,422
Other long-term equity investments	269,890,133	269,890,133

	9,556,586,442	8,749,910,555
Less: Impairment provision for long-term equity investments	(6,088,243)	(4,908,243)

	9,550,498,199	8,745,002,312

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or remittance of investment income.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(9)	Long-term equity investments (Cont’d)

(a)	Associates

				Increase or decrease during the year

	Accounting method	Initial investment cost	31 December 2008	Additions or deductions	Net profit or loss adjusted by the equity method	Dividends declared	Other equity movement	31 December 2009	Percentage of equity interest	Percentage of voting right	Impairment of provision	Provision for the year

Rizhao Power Company	Equity method	561,502,261	415,396,786	—	2,187,497	—	—	417,584,283	44%	44%	—	—
Shenzhen Energy Group Co., Ltd. (“SEG”)	Equity method	2,269,785,209	3,361,919,574	—	310,177,500	(125,000,000)	—	3,547,097,074	25%	25%	—	—
Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power Company”)	Equity method	1,382,210,557	1,172,017,197	—	779,125	—	—	1,172,796,322	40%	40%	—	—
Chongqing Huaneng Lime Company Limited (“Lime Company”)	Equity method	24,295,710	27,742,479	—	1,623,622	(1,652,500)	—	27,713,601	15%*	25%	—	—
China Huaneng Finance Corporation Ltd.(“Huaneng Finance”)	Equity method	440,634,130	563,269,368	—	88,291,123	(89,438,417)	8,794,951	570,917,025	20%	20%	—	—
Huaneng Sichuan Hydropower Co., Ltd.(“Sichuan Hydropower Company”)	Equity method	1,221,257,497	1,261,865,369	—	204,903,309	(267,027,624)	(288,325)	1,199,452,729	49%	49%	—	—
Shenzhen Energy Corporation (“SEC”)*	Equity method	1,448,200,000	1,530,809,649	—	176,771,486	(20,000,000)	—	1,687,581,135	9.08%	9.08%	—	—
Yangquan Coal Industry Group Huaneng Coal-fired Electricity Investment Co., Ltd (“Yangmei Huaneng Company”)	Equity method	490,000,000	147,000,000	343,000,000	(31,945,860)	—	—	458,054,140	49%	49%	—	—
Huaneng Shidaowan Nuclear Power Development Co.Ltd. (“Shidaowan Nuclear Power”)	Equity method	150,000,000	—	150,000,000	—	—	—	150,000,000	30%	30%	—	—
Bianhai Railway Co., Ltd. (“Bianhai Railway”)	Equity method	55,500,000	—	55,500,000	—	—	—	55,500,000	37%	37%	—	—

			8,480,020,422	548,500,000	752,787,802	(503,118,541)	8,506,626	9,286,696,309

*	Lime Company is the associate of Luohuang Power Company (one of the subsidiaries of the Company).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(10)	Investment to associates

Investee	Type of Business	Place of Registration	Legal Representative	Organization Code	Registered capital	Business nature and scope of operation	Percentage of equity interest	Percentage of voting right

Rizhao Power Company	Limited liability company	Rizhao, Shandong Province	Zhang Qi	61407218-0	RMB1,245,587,900	Power generation	44%	44%
SEG	Limited liability company	Shenzhen, Guangdong Province	Gao Zimin	19218918-5	RMB955,555,556	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	25%
Hanfeng Power Company	Limited liability company	Handan, Hebei Province	Lin Gang	60116707-6	RMB1,975,000,000	Power generation	40%	40%
Lime Company	Limited liability company	Chongqing	Sun Lida	20359815-3	RMB50,000,000	Lime production and sale of construction materials and bio-chemical products	15%	25%
Huaneng Finance	Limited liability company	Beijing	Yang Meiru	10000805-0	RMB2,000,000,000	Provision of deposits services, loans and finance lease arrangement; notes receivable and discounting; and entrusted loans and investments for membership entities within Huaneng Group.	20%	20%
Sichuan Hydropower Company	Limited liability company	Chengdu, Sichuan Province	Zhang Wei	76234868-7	RMB979,600,000	Development, investment, construction, operation and management of hydropower	49%	49%
SEC	Limited liability company	Shenzhen, Guangdong Province	Gao Zimin	19224115-8	RMB2,202,495,332	Energy and investment in related industries	9.08%	9.08%
Yangmei Huaneng Company	Limited liability company	Taiyuan, Shanxi Province	Ren Fuyao	68024177-1	RMB1,000,000,000	Development, investment, consulting, service and management of coal and power generation projects	49%	49%
Shidaowan Nuclear Power	Limited liability company	Rongcheng, Shandong Province	Zhang Tingke	69685560-4	RMB1,000,000,000	Preparation for construction of Yashuidui Power Plant project	30%	30%
Bianhai Railway	Limited liability company	Yingkou, Liaoning Province	Zhao Wei	69619910-9	RMB150,000,000	Railway construction, freight transport, material supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	37%

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(10)	Investment to associates (Cont’d)

Total net assets of the associates above as at 31 December 2009 are RMB29,629,948,110 (31 December 2008: RMB27,050,422,801), while total operating revenue and total profit attributable to equity holders of the associates above for the year ended 31 December 2009 amounted to RMB20,108,958,126 and RMB2,048,553,885, respectively (2008: RMB7,937,524,015 and RMB424,216,237)

(11)	Fixed assets

	31 December 2008 (Restated)	Additions from acquisition	Current year additions	Current year deductions	Currency translation difference	31 December 2009

Total of original cost	171,008,740,850	550,720,441	20,747,083,345	(1,678,858,184)	282,075,499	190,909,761,951
Ports facilities	1,315,393,029	—	—	—	—	1,315,393,029
Buildings	3,159,550,340	—	250,811,894	(3,026,317)	—	3,407,335,917
Electric utility plant in service	162,932,692,031	540,326,429	19,855,534,143	(1,504,019,183)	272,237,611	182,096,771,031
transportation facilities	279,266,662	—	26,082,966	(16,120)	—	305,333,508
Others	3,321,838,788	10,394,012	614,654,342	(171,796,564)	9,837,888	3,784,928,466

Total of accumulated depreciation	69,245,048,664	491,669,370	9,109,076,527	(1,189,934,506)	87,643,673	77,743,503,728
Ports facilities	—	—	37,411,164	—	—	37,411,164
Buildings	1,150,264,479	—	98,992,602	(2,216,666)	—	1,247,040,415
Electric utility plant in service	65,896,004,270	482,599,284	8,701,675,996	(1,037,823,045)	81,171,295	74,123,627,800
Transportation facilities	201,999,211	—	12,779,880	(16,120)	—	214,762,971
Others	1,996,780,704	9,070,086	258,216,885	(149,878,675)	6,472,378	2,120,661,378

Total of book value	101,763,692,186	————	————	————	————	113,166,258,223
Ports facilities	1,315,393,029	————	————	————	————	1,277,981,865
Buildings	2,009,285,861	————	————	————	————	2,160,295,502
Electric utility plant in service	97,036,687,761	————	————	————	————	107,973,143,231
Transportation facilities	77,267,451	————	————	————	————	90,570,537
Others	1,325,058,084	————	————	————	————	1,664,267,088

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(11)	Fixed assets (Cont’d)

	31 December 2008 (Restated)	Additions from acquisition	Current year additions	Current year deductions	Currency translation difference	31 December 2009

Total of provision	3,684,555,487	—	629,672,883	—	83,334,676	4,397,563,046
Ports facilities	—	—	—	—	—	—
Buildings	—	—	—	—	—	—
Electric utility plant in service	3,684,555,487	—	629,672,883	—	83,334,676	4,397,563,046
Transportation facilities	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total of net book Value	98,079,136,699	————	————	————	————	108,768,695,177
Ports facilities	1,315,393,029	————	————	————	————	1,277,981,865
Buildings	2,009,285,861	————	————	————	————	2,160,295,502
Electric utility plant in service	93,352,132,274	————	————	————	————	103,575,580,185
Transportation facilities	77,267,451	————	————	————	————	90,570,537
Others	1,325,058,084	————	————	————	————	1,664,267,088

For the year ended 31 December 2009, the provision of depreciation amounted to RMB9,109,076,527 (2008: RMB8,452,513,889). The cost transfered from construction-in-progress is RMB20,150,227,906 (2008: RMB15,779,819,961).

For the year ended 31 December 2009, depreciation charged to operations cost and general and administrative expenses amounted to RMB9,083,796,085 and RMB17,618,659 (2008: RMB8,397,292,248 and RMB45,363,509), respectively.

For the year ended 31 December 2009, there was impairment on the fixed assets of Xindian Power Plant and Weihai Power Company due to the unit shutdown, amounting approximately RMB 0.55 billion and 0.08 billion respectively. The recoverable amount used to calculate impairment is based on the difference of the fair value approved by independent valuer less disposal cost. The fair value is determined based on  market price.

Temporarily idle assets

As at 31 December 2009, the electric utility plant in service with the book value amounted about to RMB286,225 (original cost of RMB809,110) were temporarily idle. The analysis is as follows:

	Cost	Accumulated depreciation	Provision	Net book value

Electric utility plant in service	809,110	522,885	—	286,225

	809,110	522,885	—	286,225

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(12)	Construction-in-progress

Project	Budget	31 December 2008 (Restated)	Additions from acquisition	Current year additions	Transfer to fixed assets during current year	Currency translation difference		Percentage of capital expenditure incurred over budget	Progress	Accumulated capitalized borrowing cost	Including: current year capitalized borrowing cost	Interest rate of borrowing cost capitalization during current year
							31 December 2009

Fuzhou Power Plant Phase III project	5,327,250,000	791,684,965	—	892,792,698	—	—	1,684,477,663	32%	32%	204,436,810	125,270,010	4.77%
Jinling Power Company project	8,395,210,000	1,489,946,802	—	3,961,253,700	—	—	5,451,200,502	74%	74%	331,409,821	208,607,000	5.61%
Yueyang Power Company Phase III project	4,275,630,000	230,661,097	—	634,082,230	(4,222,166)	—	860,521,161	51%	51%	113,020,745	68,469,223	4.88%
Pingliang Power Company Phase II project	4,363,650,000	450,753,656	—	2,459,175,485	—	—	2,909,929,141	85%	85%	147,299,354	98,640,264	5.52%
Jinggangshan Power Plant Expansion project	4,164,996,306	524,682,550	—	3,107,348,961	(1,987,593,216)	—	1,644,438,295	87%	87%	58,669,987	92,888,759	5.05%
Weihai Power Company Phase III Expansion project	4,625,449,294	423,518,804	—	1,446,271,945	—	—	1,869,790,749	68%	68%	165,932,648	102,932,485	5.18%
Shidongkou Power Company Project	5,925,000,000	756,727,947	—	3,494,455,635	—	—	4,251,183,582	72%	72%	139,117,089	129,735,989	5.29%
Huaneng Haimen Power Plant project	9,210,310,000	5,103,900,324	—	1,714,445,318	(6,818,345,642)	—	—	100%	100%	—	211,223,551	4.65%
Other projects		4,945,239,718	15,920,964	11,335,076,955	(11,340,066,882)	9,278,291	4,965,449,046			104,099,162	265,252,268

		14,717,115,863	15,920,964	29,044,902,927	(20,150,227,906)	9,278,291	23,636,990,139			1,263,985,616	1,303,019,549

Source of financing of all projects above are funds borrowed from financial institutions and internal funds.

As at 31 December 2009 and 31 December 2008, there was no indication that the construction-in-progress of the Company and its subsidiaries was impaired, and thus, no provision for impairment loss was made.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(13)	Construction materials

	31 December 2008 (Restated)	Current year additions	Current year deductions	31 December 2009

Specialised materials and equipment	818,679,945	18,642,600,527	(16,869,649,279)	2,591,631,193
Prepayments for major equipment	10,672,192,685	3,912,099,065	(8,424,941,536)	6,159,350,214
Tools and spare parts	3,438,769	87,285,040	(76,831,226)	13,892,583

	11,494,311,399	22,641,984,632	(25,371,422,041)	8,764,873,990

(14)	Intangible assets

	31 December 2008 (Restated)	Additions from acquisition	Current year additions	Current year deductions	Currency translation difference	31 December 2009

Total of original cost	7,802,774,050	14,867,400	218,510,860	—	118,898,328	8,155,050,638
Land use rights	3,694,151,510	14,867,400	163,581,240	—	16,225,615	3,888,825,765
Power generation licence	3,811,906,000	—	—	—	86,215,000	3,898,121,000
Others	296,716,540	—	54,929,620	—	16,457,713	368,103,873

Total of accumulated amortization	738,414,302	—	108,168,535	—	—	846,582,837
Land use rights	699,156,683	—	83,040,032	—	—	782,196,715
Power generation licence	—	—	—	—	—	—
Others	39,257,619	—	25,128,503	—	—	64,386,122

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(14)	Intangible assets (Cont’d)

	31 December 2008 (Restated)	Additions from acquisition	Current year additions	Current year deductions	Currency translation difference	31 December 2009

Total of book value	7,064,359,748	————	————	————	————	7,308,467,801
Land use rights	2,994,994,827	————	————	————	————	3,106,629,050
Power generation licence	3,811,906,000	————	————	————	————	3,898,121,000
Others	257,458,921	————	————	————	————	303,717,751

Total of impairment provision	217,657,513	—	—	—	4,922,824	222,580,337
Land use rights	217,657,513	—	—	—	4,922,824	222,580,337
Power generation licence	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total of net book value	6,846,702,235	————	————	————	————	7,085,887,464
Land use rights	2,777,337,314	————	————	————	————	2,884,048,713
Power generation licence	3,811,906,000	————	————	————	————	3,898,121,000
Others	257,458,921	————	————	————	————	303,717,751

For the year ended 31 December 2009, amortization of intangible assets amounted to RMB108,168,535 (2008: RMB90,680,096).

As at 31 December 2009 and 31 December 2008, no intangible assets of the Company and its subsidiaries were used for pledge or guarantee.

The Company acquired the power generation licence as part of the business combination with Tuas Power. As the power generation licence is expected to be renewed without significant restriction and cost, with the consideration of related future cash flows generated and the expected continuous operations of management, such a power generation licence is considered to have indefinite useful life.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(14)	Intangible assets (Cont’d)

Impairment test of power generation licence

Power generation licence belongs to the single asset group or a combination of assets groups -Tuas Power. The recoverable amount of the asset group or a combination of assets groups is determined based on value-in-use calculation. Management has based its assessment of recoverable amount on value-in-use calculations which includes post-tax cash flow projections of the asset group or a combination of assets groups in Singapore electricity market in the following 20 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the assets group or group of assets as 6.9%. An absolute change in the discount rate of 0.5% would result in approximately RMB 1,531 million change in the recoverable amount of the assets group or group of assets .

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely based on advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rate of 2.8% and 1.1% respectively was used in consideration of future expansion plans and new development projects as part of the long term strategy. The growth rate used did not exceed the long term average growth rate for the Singapore market.

Based on the assessments, no impairment was provided for power generation licence.

(15)	Goodwill

	31 December 2008	Additions from acquisition	Current year additions	Currency translation difference	31 December 2009

Goodwill	10,800,878,272	—	—	239,194,057	11,040,072,329
Less: impairment provision (a)	(127,913,041)	—	—	—	(127,913,041)

	10,672,965,231	—	—	239,194,057	10,912,159,288

As at 31 December 2009, goodwill of the Company and its subsidiaries was primarily from the acquisitions of subsidiaries under business combinations not under common control.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(15)	Goodwill (Cont’d)

(a)	Impairment

Goodwill is allocated to the asset group or a combination of asset groups of the Company and its subsidiaries identified according to their operations in different regions.

The carrying amounts of significant portion of goodwill allocated to individual assets group or group of assets groups are as follows:

	2009	2008

Tuas Power	10,903,072,729	10,663,878,671

The recoverable amount of an asset group or a combination of assets groups are determined based on value-in-use calculations. For domestic asset group or a combination of asset groups, these calculations use cash flow projections based on management’s financial budgets covering a five-year period. The Company expects cash flows beyond the five-year period will be similar to that of the fifth year based on existing production capacity. In connection to the goodwill arising from acquisition of Tuas Power, management has based its assessment of recoverable amount on value-in-use calculations which includes cash flow projections of Tuas Power in Singapore electricity market in the following 20 years, together with an appropriate terminal value. The period of cash flows beyond 5 years was considered reasonable in the circumstances given that it approximates the useful lives of the underlying operating assets. On average, the growth and inflation rate of 2.8% and 1.1% respectively was used in consideration of future expansion plans and new development projects as part of the long term strategy. The growth rate used did not exceed the long term average growth rate for the Singapore market.

Discount rates used for value-in-use calculations:

Tuas Power	6.90%

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(15)	Goodwill (Cont’d)

(a)	Impairment (Cont’d)

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual asset group or group of asset groups . Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual assets group or group of assets groups are based may cause carrying amounts of individual asset group or group of asset groups to exceed their recoverable amounts.

In 2009, no goodwill was impaired. In 2008, based on the assessments, except for the goodwill arising from acquisition of Huaiyin Power Company, no goodwill was impaired. The management expects to shut down generators of Huaiyin Power Company in the future, full impairment of related goodwill was provided based on the result of impairment test.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(16)	Deferred income tax assets and liabilities

(a)	Deferred income tax assets before offsetting

	31 December 2009		31 December 2008 (Restated)
	Amount	Deductible temporary difference and deductible losses	Amount	Deductible temporary difference and deductible losses

Provision for assets impairment	210,144,068	1,001,772,180	42,924,419	229,519,947
Fixed assets depreciation	57,598,876	237,529,805	54,768,916	225,942,462
Accrued expenses	85,911,416	351,149,228	13,241,669	63,411,490
Tax refund on purchase of domestically-manufactured equipment	346,370,083	1,455,789,864	111,259,382	485,515,743
Deductible tax losses	154,348,353	627,088,136	336,785,320	1,381,828,245
Derivative financial instruments-fair value change	—	—	102,265,030	568,139,055
Others	147,224,149	616,120,243	112,190,443	509,601,194

	1,001,596,945	4,289,449,456	773,435,179	3,463,958,136

(b)	Deferred income tax liabilities before offsetting

	31 December 2009		31 December 2008
	Amount	Taxable temporary difference	Amount	Taxable temporary difference

Fixed assets depreciation	681,280,528	4,000,735,213	461,680,774	2,566,319,782
Intangible assets	720,929,482	4,240,761,662	750,525,887	4,169,588,262
Available-for-sale-fair value change	345,610,197	1,382,440,788	87,621,181	350,484,723
Derivative financial instruments-fair value change	28,290,182	147,784,186	—	—
Others	64,315,743	252,312,886	138,510,267	640,595,333

	1,840,426,132	10,024,034,735	1,438,338,109	7,726,988,100

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(16)	Deferred income tax assets and liabilities (Cont’d)

(c)	As at 31 December 2009, deductible tax losses of the Company and its subsidiaries with no deferred income tax assets recognized amounted to RMB1,194,513,180 (31 December 2008: RMB2,922,448,760).

(d)	Maturity analysis of the above deductible tax losses with no deferred income tax assets recognized are as follows:

	31 December 2009	31 December 2008

2009	—	8,501,580
2010	—	69,804,147
2011	—	44,037,606
2012	2,432,119	269,160,309
2013	710,974,425	2,530,945,118
2014	481,106,636	—

	1,194,513,180	2,922,448,760

(e)	The offset amounts of deferred income tax assets and deferred income tax liabilities:

	31 December 2009	31 December 2008
		(Restated)

Deferred income tax assets	453,932,640	347,314,924
Deferred income tax liabilities	(453,932,640)	(347,314,924)

The net balances of deferred income tax assets and deferred income tax liabilities after offsetting are as follows:

	31 December 2009	31 December 2008
		(Restated)

The net balance of deferred income tax assets	547,664,305	426,120,255
The net balance of deferred income tax liabilities	1,386,493,492	1,091,023,185

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(17)	Provision for assets impairment

	31 December 2008	Current year additions	Current year deductions		Currency translation difference	31 December 2009

	(Restated)		Reversal	Write off

Provision for doubtful debts	199,369,759	1,110,682	(3,517,570)	(3,250,588)	586,116	194,298,399

Including: Provision for doubtful accounts receivables	157,434,947	1,109,682	(3,490,874)	—	586,116	155,639,871
Provision for doubtful other receivables	41,934,812	1,000	(26,696)	(3,250,588)	—	38,658,528
Provision for inventory	157,063,875	31,022,546	(1,133,721)	(735,540)	2,595,710	188,812,870
Impairment provision for long-term equity investments	4,908,243	1,180,000	—	—	—	6,088,243
Impairment provision for fixed assets	3,684,555,487	629,672,883	—	—	83,334,676	4,397,563,046
Impairment provision for intangible assets	217,657,513	—	—	—	4,922,824	222,580,337
Impairment provision for goodwill	127,913,041	—	—	—	—	127,913,041

	4,391,467,918	662,986,111	(4,651,291)	(3,986,128)	91,439,326	5,137,255,936

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(18)	Short-term loans

		31 December 2009			31 December 2008 (Restated)
		Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Unsecured loans	— RMB	23,885,000,000	1	23,885,000,000	16,883,000,000	1	16,883,000,000
	— SGD	1,000,000	4.8605	4,860,500	—	—	—
Guaranteed loans(a)
— Pledge	— RMB	698,361,762	1	698,361,762	500,000,000	1	500,000,000
— Pledge	— SGD	—	—	—	2,246,482,429	4.7530	10,677,530,983
— Discounted notes	— RMB	141,593,857	1	141,593,857	884,956,687	1	884,956,687

Total				24,729,816,119			28,945,487,670

(a)	As at 31 December 2009, the guaranteed short-term loans include:

Bank loans of RMB141,593,857 (31 December 2008: RMB884,956,687) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans (see Note 5(3)).

As at 31 December 2009, pledged bank loans of RMB698,361,762 were secured by accounts receivable of the Company with book value amounting to RMB1,031,926,931 (31 December 2008: pledged bank loans of RMB10,677,530,983 were pledged by the share of a subsidiary of the Company and pledge bank loan of RMB500,000,000 was secured by accounts receivable of the Company with book value amounting to RMB504,697,201) (see Note 5 (4)).

As at 31 December 2009, short-term loans of RMB100,000,000 were borrowed from Huaneng Finance, with interest rates ranging from 4.78% to 6.72% per annum in 2009 (31 December 2008: RMB1,290,000,000 with interest rates ranging from 4.78% to 7.47% per annum in 2008 ) (see Note 7 (5) ).

In 2009, interest rates of unsecured RMB loans ranged from 3.79% to 7.47% (2008: 4.54% to 7.47%); and interest rates of unsecured SGD loans ranged from 1.81% to 2.10% per annum (2008: No unsecured SGD loans); interest rates of discounted notes loans ranged from 2.28% to 5.70% (2008: 2.28% to 7.92%) per annum; interest rate of pledged short-term RMB loans ranged from 3.89% to 4.54% per annum (2008: annual interest rate of pledged short-term RMB loans was 4.54% and of pledged short-term SGD loans ranged from 1.84% to 2.25% per annum).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(19)	Notes payable

As at 31 December 2009, all the notes payable of the Company and its subsidiaries were bank acceptance notes and expected to be due within one year (31 December 2008: all the notes payable of the Company and its subsidiaries were commercial acceptance notes and expected to be due within one year).

(20)	Accounts payable

Accounts payable mainly represents the amounts due to coal suppliers. As at 31 December 2009 and 31 December 2008, there was no accounts payable to any shareholder who held 5% or more of the equity interest in the Company, and there was no significant accounts payable aged over 1 year.

Accounts payable due to related parties:

	31 December 2009	31 December 2008
		(Restated)

Huaneng Group and its subsidiaries	—	49,631,744
HEC and its subsidiaries	243,835,929	34,281,430
Xi’an Thermal and its subsidiaries	5,063,900	3,684,075
Lime Company	3,296,123	7,375,291

	252,195,952	94,972,540

Accounts payable balances by currency are as follows:

	31 December 2009			31 December 2008 (Restated)
	Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

RMB	3,581,798,935	1	3,581,798,935	2,264,085,530	1	2,264,085,530
SGD	43,786,990	4.8605	212,826,665	65,457,706	4.7530	311,120,475
USD	75,767,161	6.8282	520,360,260	94,495,713	6.8346	649,453,725
Japanese Yen	—	—	—	372,297,011	0.0757	28,312,443
GBP	—	—	—	13,500	9.8798	133,977

Total			4,314,985,860			3,253,106,150

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(21)	Salary and welfare payable

	31 December 2008 (Restated)	Additions from acquisition	Current year additions	Current year deductions	Currency translation difference	31 December 2009

Salary, bonus, allowance and subsidy	70,108,600	—	2,456,928,692	(2,436,840,238)	1,078,171	91,275,225
Welfare, award and welfare fund	117,070,980	71,488	326,078,105	(335,498,748)	—	107,721,825
Social insurance	9,240,406	157,763	745,959,853	(746,453,140)	66,558	8,971,440
Including: Medical insurance	3,723,803	17,394	227,350,382	(225,495,476)	—	5,596,103
Basic pension insurance	1,969,031	140,369	359,589,150	(361,605,401)	—	93,149
Supplementary pension insurance	22,281	—	100,053,435	(100,075,716)	—	—
Unemployment insurance	546,480	—	26,459,784	(26,917,754)	—	88,510
Industrial injury insurance	4,146	—	10,547,876	(10,550,756)	—	1,266
Childbirth insurance	447,445	—	8,236,758	(8,684,203)	—
Singapore central provident funds	1,826,573	—	10,941,156	(10,367,402)	59,771	2,460,098
Housing fund	27,308,166	—	308,525,170	(312,052,854)	—	23,780,482
Labor union fee and employee education fee	15,026,984	146,512	101,347,191	(98,112,637)	—	18,408,050
Termination benefits	48,159,648	—	1,818,560	(9,607,851)	—	40,370,357

	286,914,784	375,763	3,940,657,571	(3,938,565,468)	1,144,729	290,527,379

As at 31 December 2009, none of the balance of salary and welfare payable is overdue and all of the balance is expected to be paid and used within 2010.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(22)	Taxes payable

The detailed breakdown of taxes payable is as follows:

	31 December 2009	31 December 2008
		(Restated)

EIT payable	292,509,304	34,761,943
VAT (recoverable) / payable	(1,957,516,135)	318,246,647
Others	120,869,063	122,132,264

	(1,544,137,768)	475,140,854

(23)	Dividends payable

	31 December 2009	31 December 2008
		(Restated)

China Huaneng Group Hong Kong Co., Ltd.	—	82,200,000
Beijing Jingneng Thermal Power Co., Ltd.	—	55,896,000
Fujian Investment Enterprises Holdings Company	—	36,000,000
Gemeng International Co., Ltd.	20,733,907	20,733,907

	20,733,907	194,829,907

The ageing of dividends payable to Gemeng International Co., Ltd. over one year is mainly due to agreement with the shareholder, and the Company withholds it temporarily.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(24)	Other payables

The breakdown of other payables is as follows:

	31 December 2009	31 December 2008
		(Restated)

Payables to contractors	2,870,314,154	2,025,232,133
Payables for purchases of equipment	2,774,184,715	2,366,358,990
Retention monies	932,091,648	451,353,266
Payables for purchases of materials	160,818,701	125,486,310
Payables to HIPDC	50,799,571	113,536,422
Payables to Huaneng Group	277,798,547	8,350,927
Accruals of various expenses	76,792,477	78,208,487
Bonus payables for construction	45,811,807	83,827,394
Payables of housing maintenance funds	30,857,632	41,443,371
Payables of pollutants discharge fees	17,393,055	19,963,310
Payables to Yingkou harbor bureau	—	720,235,242
Estimated electricity output VAT payable	67,174,816	—
Sale of capacity quota of closing down power plant	170,000,000	—
Customer deposits of electricing sales	90,269,806	—
Others	810,302,206	712,286,339

	8,374,609,135	6,746,282,191

As at 31 December 2009, there were no other payables due to shareholders who held 5% or more of the equity interest in the Company except for payables to HIPDC of RMB50,799,571 and payables to Huaneng Group of RMB277,798,547 (31 December 2008: due to HIPDC of RMB113,536,422, due to Huaneng Group of RMB8,350,927) mentioned above.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(24)	Other payables (Cont’d)

Other payables to related parties:

	31 December 2009	31 December 2008
		(Restated)

Huaneng Group	277,798,547	8,350,927
HIPDC	50,799,571	113,536,422
Huaneng Group and its subsidiaries	277,011,171	842,088
HEC and its subsidiaries	47,469,559	4,763,479
Xi’an Thermal and its subsidiaries	60,575,323	39,704,017
Rizhao Power Company	—	9,374,258
Huaneng Group Technology Innovation Center (“Huaneng Group Innovation Center”)	41,800,000	—
Huaneng New Energy	—	2,097,749

	755,454,171	178,668,940

As at 31 December 2009, other payables aged over 1 year amounting to approximately RMB1,443.52 million (31 December 2008: RMB693.68 million) mainly comprised of payables to contractors and retention monies which had not been settled for constructions that had not been completed.

Other payables balances by currency are as follows:

	31 December 2009			31 December 2008 (Restated)
	Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

RMB	8,115,852,442	1	8,115,852,442	6,523,327,870	1	6,523,327,870
SGD	45,472,047	4.8605	221,016,882	26,608,324	4.7530	126,469,365
USD	697,745	6.8282	4,792,036	295,874	6.8346	2,033,497
Japanese Yen	443,921,422	0.0738	32,947,775	1,241,997,938	0.0757	94,451,459

Total			8,374,609,135			6,746,282,191

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(25)	Current portion of non-current liabilities

All the current portion of non-current liabilities of the Company and its subsidiaries are current portion of long-term loans, the breakdown is as follows:

	31 December 2009	31 December 2008
		(Restated)

Guaranteed loans	843,661,839	866,773,753
Unsecured loans	8,406,586,304	6,721,899,544

	9,250,248,143	7,588,673,297

Five largest current portion of long-term loans:

					31 December 2009
	Start date	End date	Currency	Interest rate	RMB equivalent
				(%)

Bank of China Head Office	30/01/2007	28/01/2010	RMB	4.86	1,000,000,000
China Construction Bank
Yuhuan County Branch	21/05/2007	27/05/2010	RMB	4.86	1,000,000,000
China Construction Bank
Shantou Branch	14/05/2007	13/05/2010	RMB	4.86	1,000,000,000
Bank of Communications
Shantou Branch	14/05/2007	13/05/2010	RMB	4.86	1,000,000,000
China Construction Bank
Rizhao Beijing Road Branch	26/06/2007	25/06/2010	RMB	4.86	500,000,000
China Construction Bank
Shan’an Plant Branch	19/04/2007	18/04/2010	RMB	5.35	500,000,000
Bank of China Shijiazhuang
Airport Road Branch	24/08/2007	24/08/2010	RMB	4.68	500,000,000

Total					5,500,000,000

Please refer to Note 5 (27) for details of current portion of non-current liabilities.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(26)	Other current liabilities

Other current liabilities are mainly short-term bonds payable. The Company issued two tranches of RMB 5 billion (total: RMB10 billion) of unsecured short-term bonds with coupon rate of 1.88% and 2.32% per annum on 24 February 2009 and 9 September 2009 respectively. These bonds are denominated in RMB, issued at par and will mature in 365 days and 270 days from their issue date using the effective annual interest rate of approximately 2.29% and 2.87%. As at 31 December 2009, interest payable on the above-mentioned bonds amounted to approximately RMB116.05 million.

The Company issued RMB 5 billion of unsecured short-term bonds with coupon rate of 4.83% per annum on 25 July 2008. These bonds are denominated in RMB, issued at par and will mature in 365 days from their issue date using the effective annual interest rate of approximately 5.25%. As at 31 December 2009, the above-mentioned bonds were repaid on time with no interest payable outstanding (31 December 2008: approximately RMB107.33 million).

(27)	Long-term loans

Long-term loans (all were unsecured loans unless otherwise stated) comprised of:

	31 December 2009	31 December 2008
		(Restated)

Long-term loans from ultimate parent company (a)	800,000,000	2,800,000,000
Long-term bank loans (b)	72,052,663,921	66,582,191,638
Other long-term loans (c)	7,664,339,102	776,535,882

	80,517,003,023	70,158,727,520
Less: Current portion of long-term loans	(9,250,248,143)	(7,588,673,297)

	71,266,754,880	62,570,054,223

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(27)	Long-term loans (Cont’d)

(a)	Long-term loans from ultimate parent company

As at 31 December 2009, detailed information of the long-term loans from ultimate parent company is as follows:

Lender	31 December 2009	Terms of loan	Annual interest rate	Current portion	Terms

RMB loans
Entrusted loans from Huaneng Group through Huaneng Finance	600,000,000	2004-2013	4.60%	—	Unsecured
Entrusted loans from Huaneng Group through Huaneng Finance	200,000,000	2004-2013	4.05%-4.32%	—	Unsecured

	800,000,000			—

In 2009, the Company and its subsidiaries repaid the long-term loans amounted to RMB2 billion on-lent from Huaneng Group through Huaneng Finance (see Note7).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(27)	Long-term loans (Cont’d)

(b)	Long-term bank loans

The breakdown of long-term bank loans (including the current portion) is as follows:

	31 December 2009

	Original currency amount	Exchange rate	RMB equivalent	Less: current portion	Long-term portion	Annual interest rate

Unsecured loans
— RMB loans	46,971,238,686	1	46,971,238,686	(8,316,380,000)	38,654,858,686	3.60%-7.56%
— USD loans	781,649,103	6.8282	5,337,256,404	(1,645,426)	5,335,610,978	1.44%-6.97%
— EUR loans	50,302,164	9.7971	492,815,333	(52,140,878)	440,674,455	2.00%
Guaranteed loans*
— RMB loans	2,000,000,000	1	2,000,000,000	—	2,000,000,000	5.00%
— USD loans	260,349,994	6.8282	1,777,721,831	(689,745,370)	1,087,976,461	1.83%-6.60%
— SGD loans	3,074,119,917	4.8605	14,941,759,858	(77,443,700)	14,864,316,158	2.41%-2.46%
— EUR loans	54,288,699	9.7971	531,871,809	(39,397,912)	492,473,897	2.15%

			72,052,663,921	(9,176,753,286)	62,875,910,635

*
Bank loans amounting to approximately RMB3.016 billion and RMB1.294 billion (31 December 2008: approximately RMB1.464 billion and RMB1.569 billion) were guaranteed by HIPDC and Huaneng Group, respectively (see Note 7).

As at 31 December 2009, bank loans borrowed by an oversea subsidiary of the Company amounting to RMB14.942 billion (31 December 2008: RMB4.045 billion) were guaranteed by the Company (see Note 8).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(27)	Long-term loans (Cont’d)

(c)	Other long-term loans

The breakdown of other long-term loans (including the current portion) is as follows:

	31 December 2009

	Original currency amount	Exchange rate	RMB equivalent

RMB loans	7,573,000,000	1	7,573,000,000
USD loans	4,285,714	6.8282	29,263,713
SGD loans	7,350,000	4.8605	35,724,675
Japanese Yen loans	357,142,858	0.0738	26,350,714

			7,664,339,102
Less: Current portion of other long-term loans			(73,494,857)

			7,590,844,245

As at 31 December 2009, the breakdown of other long-term loans is as follows:

	31 December	Terms of	Annual	Current
Lender	2009	Loan	interest rate	portion	Terms

RMB loan	7,573,000,000	2008-2023	4.05%-7.05%	(36,420,000)	Unsecured loan
USD loan	29,263,713	1996-2011	2.99%-5.87%	(19,507,714)	Guaranteed by Huaneng Group
SGD loan	35,724,675	2006-2021	4.25%	—	Unsecured loan
Japanese Yen loan	26,350,714	1996-2011	2.76%-5.80%	(17,567,143)	Guaranteed by Huaneng Group

	7,664,339,102			(73,494,857)

Loans amounting to approximately RMB0.230 billion and RMB0.343 (31 December 2008: approximately RMB0.300 billion and RMB0.343 billion) were lent from Huaneng Finance and Huaneng New Energy (see Note 7).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(27)	Long-term loans (Cont’d)

(c)	Other long-term loans (Cont’d)

Five largest long-term loans:

					31 December 2009		31 December 2008 (Restated)
	Start date	End date	Currency	Annual interest rate	Original currency amount	RMB equivalent	Original currency amount	RMB equivalent
				(%)

Bank of China Head Office	23/09/2009	22/09/2024	SGD	2.41-2.46	2,667,067,748	12,963,282,790	—	—
The Export-Import Bank of China	18/03/2008	17/03/2023	USD	1.44	781,408,128	5,335,610,979	780,503,532	5,334,429,443
Bank of China
Beijing Branch	29/12/2008	28/12/2012	RMB	4.86	—	3,500,000,000	—	2,000,000,000
China CITIC Bank Head Office	22/08/2009	10/09/2012	RMB	4.05	—	3,000,000,000	—	—
China Ping’an Trust & Investment Co., Ltd.	22/06/2009	05/07/2012	RMB	4.16	—	3,000,000,000	—	—

						27,798,893,769		7,334,429,443

Maturity analysis of long-term loans is as follows:

	31 December 2009	31 December 2008
		(Restated)

1-2 years	13,385,806,943	15,728,736,620
2-5 years	24,059,712,050	24,926,847,972
Over 5 years	33,821,235,887	21,914,469,631

	71,266,754,880	62,570,054,223

(28)	Bonds payable

	31 December 2008	Current year additions	31 December 2009

Phase I Corporate Bonds, 2007 (5 years)	984,414,520	3,663,511	988,078,031
Phase I Corporate Bonds, 2007 (7 years)	1,671,577,881	4,220,717	1,675,798,598
Phase I Corporate Bonds, 2007 (10 years)	3,242,037,193	5,292,290	3,247,329,483
Phase I Corporate Bonds, 2008	3,936,658,853	5,379,514	3,942,038,367
Phase I Medium-term Notes, 2009	—	3,946,870,110	3,946,870,110

	9,834,688,447	3,965,426,142	13,800,114,589

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(28)	Bonds payable (Cont’d)

Bond information is as follows:

	Face value	Issue date	Maturity	Issue amount

Phase I Corporate Bonds, 2007 (5 years)	1,000,000,000	December 2007	5 years	1,000,000,000
Phase I Corporate Bonds, 2007 (7 years)	1,700,000,000	December 2007	7 years	1,700,000,000
Phase I Corporate Bonds, 2007 (10 years)	3,300,000,000	December 2007	10 years	3,300,000,000
Phase I Corporate Bonds, 2008	4,000,000,000	May 2008	10 years	4,000,000,000
Phase I Medium-term Note, 2009	4,000,000,000	May 2009	5 years	4,000,000,000

Interest payable for the bonds is as follow:

	31 December 2008	Accrued interest	Interest paid	31 December 2009

Phase I Corporate Bonds, 2007 (a)	6,789,028	349,150,000	(349,150,000)	6,789,028
Phase I Corporate Bonds, 2008 (a)	134,193,548	208,000,000	(208,000,000)	134,193,548
Phase I Medium-term Note, 2009 (b)	—	94,172,055	—	94,172,055

Total	140,982,576	651,322,055	(557,150,000)	235,154,631

(a)
As is authorized in Document No. 489 [2007], CSRC, the Company can publicly issue corporate bonds with total amount no more than 10 billion, the Company issued bonds with maturity of 5 years, 7 years and 10 years respectively in December 2007. The face value of such bonds is RMB1 billion, RMB1.7 billion and RMB 3.3 billion with interest rates of 5.67%, 5.75% and 5.90% per annum. The Company issued bonds with maturity of 10 years in May 2008 with the face value of RMB 4 billion with interest rate of 5.20% per annum.

(b)	The Company issued medium-term notes with a maturity of 5 years in May 2009. The face value of such notes is RMB4 billion with interest rate of 3.72% per annum.

The bonds mentioned above are all denominated in RMB and issued at par. Interest is payable annually and the principals will be repaid when the bonds fall due.

(29)	Other non-current liabilities

	31 December 2009	31 December 2008
		(Restated)

Asset-related government subsidies	2,230,073,796	1,402,688,253
Other	15,326,338	—

	2,245,400,134	1,402,688,253

Asset-related government subsidies are mainly VAT refund of domestic equipment purchases and environmental subsidies.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(30)	Share capital

	31 December 2008	Current year additions and deductions					31 December 2009

		New shares issue	Bonus issue	Transfer-in from capital surplus	Others	Subtotal

Shares with lock-up limitation
State-owned shares	1,055,124,549	—	—	—	—	—	1,055,124,549
State-owned legal person shares	5,066,662,118	—	—	—	—	—	5,066,662,118

	6,121,786,667	—	—	—	—	—	6,121,786,667

Shares without lock-up limitation
Domestic shares	2,878,213,333	—	—	—	—	—	2,878,213,333
Overseas listed shares	3,055,383,440	—	—	—	—	—	3,055,383,440

	5,933,596,773	—	—	—	—	—	5,933,596,773

	12,055,383,440	—	—	—	—	—	12,055,383,440

	31 December 2007	Current year additions and deductions					31 December 2008

		New shares issue	Bonus issue	Transfer-in from capital surplus	Others	Subtotal

Shares with lock-up limitation
State-owned shares	1,055,124,549	—	—	—	—	—	1,055,124,549
State-owned legal person shares	5,174,892,946	—	—	—	(108,230,828)	(108,230,828)	5,066,662,118

	6,230,017,495	—	—	—	(108,230,828)	(108,230,828)	6,121,786,667

Shares without lock-up limitation
Domestic shares	2,769,982,505	—	—	—	108,230,828	108,230,828	2,878,213,333
Overseas listed shares	3,055,383,440	—	—	—	—	—	3,055,383,440

	5,825,365,945	—	—	—	108,230,828	108,230,828	5,933,596,773

	12,055,383,440	—	—	—	—	—	12,055,383,440

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(31)	Capital surplus

Movement of capital surplus is as follows:

	31 December 2008 (Restated)	Current year additions	Current year deductions	31 December 2009

Share premium	10,218,135,087	—	(2,354,117,000)	7,864,018,087
Other capital surplus- Changes in fair value of available-for-sale financial assets	106,745,771	1,043,682,667	(260,920,667)	889,507,771
Cash flow hedge	(476,600,916)	898,516,923	(293,872,049)	128,043,958
Others	456,504,187	13,666,900	(2,611,489)	467,559,598

Subtotal	86,649,042	1,955,866,490	(557,404,205)	1,485,111,327

	10,304,784,129	1,955,866,490	(2,911,521,205)	9,349,129,414

	31 December 2007 (Restated)	Current year additions	Current year deductions	31 December 2008 (Restated)

Share premium	10,176,184,893	52,000,000	(10,049,806)	10,218,135,087
Other capital surplus-
Changes in fair value of available-for-sale financial assets	1,667,036,410	520,096,879	(2,080,387,518)	106,745,771
Cash flow hedge	—	583,045,240	(1,059,646,156)	(476,600,916)
Others	435,269,589	21,487,600	(253,002)	456,504,187

Subtotal	2,102,305,999	1,124,629,719	(3,140,286,676)	86,649,042

	12,278,490,892	1,176,629,719	(3,150,336,482)	10,304,784,129

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(32)	Surplus reserves

	31 December 2008	Current year appropriation	Current year additions	31 December 2009

Statutory surplus reserve	6,109,942,374	—	—	6,109,942,374
Discretionary surplus reserve	32,402,689	—	—	32,402,689

	6,142,345,063	—	—	6,142,345,063

	31 December 2007	Current year appropriation	Current year additions	31 December 2008

Statutory surplus reserve	6,109,942,374	—	—	6,109,942,374
Discretionary surplus reserve	32,402,689	—	—	32,402,689

	6,142,345,063	—	—	6,142,345,063

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve can not fall below 25% of the registered share capital after being used to increase share capital. According to the Company’s articles and profit appropriation plan approved by board on 23 March 2010, the Company intends to appropriate 10% of 2009’s net profit attributable to the shareholders to the statutory surplus reserve, amounting to RMB508,099,656, and no appropriation to the discretionary surplus reverse fund. Such a proposal is subject to the approval of the shareholders at the annual general meeting.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred or to increase the share capital after obtaining relevant approvals. For the year ended 31 December 2009, no appropriation was made to the discretionary surplus reserve fund (2008: Nil).

(33)	Undistributed profit

As at 31 December 2009, the surplus reserve attributable to the Company’s subsidiaries included in the undistributed profit amounted to RMB765,958,453 (31 December 2008: RMB706,245,287). The appropriation of subsidiaries’ surplus reserve attributable to the Company this year amounted to RMB59,713,166 (2008: RMB37,565,732).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(33)	Undistribated profit (Cont’d)

On 18 June 2009, after approval from the annual general meeting of the shareholders, the Company declared 2008 final dividend of RMB0.10 (2007: RMB0.30) per ordinary share, totaling approximately RMB1,205,633,044 (2007: RMB3,606,333,876). For the year ended 31 December 2009, the Company has already paid dividend of approximately RMB1,241,633,044 (For the year ended 31 December 2008: approximately RMB3,570,333,876 ).

Pursuant to the resolution of the Board of Directors on 23 March 2010, the proposed 2009 profit appropriation plan was made on the basis of a total of 12,055,383,440 ordinary shares outstanding as at 31 December 2009, a cash dividend of RMB2.10 (including tax) for every 10 existing ordinary shares amounting to RMB2,531,630,522 to be distributed to the shareholders. Such a proposal is subject to the approval of the shareholders at the annual general meeting.

(34)	Minority interests

Minority interests attributable to the minority shareholders of the subsidiaries are:

	31 December 2009	31 December 2008
		(Restated)

Weihai Power Company	415,426,141	388,744,523
Huaiyin II Power Company	255,530,953	251,860,843
Taicang Power Company	202,983,774	181,943,875
Taicang II Power Company	260,489,853	180,075,633
Qinbei Power Company	644,261,541	544,607,268
Yushe Power Company	33,843,455	108,457,969
Xindian II Power Company	2,251,553	7,284,371
Yueyang Power Company	497,219,039	482,467,197
Luohuang Power Company	828,561,653	816,630,648
Shanghai Combined Cycle Power Company	260,890,153	249,474,450
Pingliang Power Company	388,681,271	436,268,152
Jinling Power Company	804,740,845	558,644,297
Subsidiaries of SinoSing Power	47,178,600	31,191,066
Shidongkou Power Company	495,000,000	495,000,000
Nantong Power Company	234,000,000	234,000,000
Daditaihong	50,000	50,000
Yingkou Port	362,612,013	359,522,891
Beijing Cogeneration	1,187,968,585	1,196,048,803
Qidong Wind Power	68,717,074	70,000,000
Yangliuqing Power Company	678,922,407	713,454,974
Kaifeng Xinli	32,033,295	—

	7,701,362,205	7,305,726,960

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(35)	Operating revenue and operating cost

	2009		2008 (Restated)
	Revenue	Cost	Revenue	Cost

Principal operations	79,393,890,532	66,768,221,480	71,925,774,810	70,437,786,329
Other operations	348,440,340	192,948,289	272,244,053	174,161,098

Total	79,742,330,872	66,961,169,769	72,198,018,863	70,611,947,427

The principal operations of the Company and its subsidiaries are mainly sales of power and heat and port service.

(a)	Principal operating revenue and cost

Details of the principal operating revenue and cost categorized by industries are as follows:

	2009		2008 (Restated)
	Principal operating revenue	Principal operating cost	Principal operating revenue	Principal operating cost

Sales of power	79,216,442,798	66,649,994,929	71,925,774,810	70,437,786,329
Port service	177,447,734	118,226,551	—	—

	79,393,890,532	66,768,221,480	71,925,774,810	70,437,786,329

Details of the principal operating revenue and cost categorized by products are as follows:

	2009		2008 (Restated)
	Principal operating revenue	Principal operating cost	Principal operating revenue	Principal operating cost

Power	78,521,562,363	65,789,494,245	71,388,669,077	69,718,099,555
Heat	694,880,435	860,500,684	537,105,733	719,686,774
Port service	177,447,734	118,226,551	—	—

	79,393,890,532	66,768,221,480	71,925,774,810	70,437,786,329

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(35)	Operating revenue and operating cost (Cont’d)

(a)	Principal operating revenue and cost (Cont’d)

Details of the principal operating revenue and cost categorized by regions are as follows:

	2009		2008 (Restated)
	Principal operating revenue	Principal operating cost	Principal operating revenue	Principal operating cost

PRC	68,978,457,161	57,569,438,182	61,565,424,670	60,711,611,542
Singapore	10,415,433,371	9,198,783,298	10,360,350,140	9,726,174,787

	79,393,890,532	66,768,221,480	71,925,774,810	70,437,786,329

(b)	Other operating revenue and cost

	2009		2008 (Restated)
	Other operating revenue	Other operating cost	Other operating revenue	Other operating cost

Sales of fuel and steam	167,350,299	143,683,860	109,266,132	105,819,283
Others	181,090,041	49,264,429	162,977,921	68,341,815

Total	348,440,340	192,948,289	272,244,053	174,161,098

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(35)	Operating revenue and operating cost (Cont’d)

(c)	Operating revenue from the five largest customers of the Company and its subsidiaries

For the years ended 31 December 2009 and for the years ended 31 December 2008, the operating revenue from the five largest customers of the Company and its subsidiaries amounted to RMB42,807,393,216 and RMB38,414,615,000, representing 53.68% and 53.21% of the total operating revenue, respectively.

Details of operating revenue are as follows:

	Operating revenue	Percentage in total operating revenue

Jiangsu Electric Power Corporation	10,600,206,456	13.29%
Shandong Power	10,457,022,071	13.11%
Zhejiang Electric Power Corporation	8,154,374,016	10.23%
Singapore Electricity Market	6,899,035,221	8.65%
Liaoning Electric Power Corporation	6,696,755,452	8.40%

	42,807,393,216	53.68%

(36)	Tax and levies on operations

	2009	2008 (Restated)

City construction tax	73,278,416	66,660,389
Education surcharge	62,802,729	54,190,370
Others	29,504,989	1,100,498

	165,586,134	121,951,257

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(37)	Financial expenses, net

	2009	2008 (Restated)

Interest expense	4,433,982,264	4,346,065,534
Including: interest expense on borrowings	4,430,532,820	4,310,909,299
interest expense on notes discounts	3,449,444	35,156,235
Less: interest income	(64,685,536)	(90,810,651)
Exchange losses	50,113,059	171,815,361
Less: exchange gains	(73,853,393)	(641,133,908)
Others	89,869,124	52,493,984

	4,435,425,518	3,838,430,320

(38)	Investment income

	2009	2008 (Restated)

Gains from available-for-sale financial assets	37,062,848	50,965,923
Shares of net profit of investees accounted for under equity method	752,787,802	133,772,054
Dividends declared by investees accounted for under cost method	—	95,136
Investment income from derivative financial instruments	19,612,265	—

	809,462,915	184,833,113

(a)	Income from long-term equity investment accounted for equity method

Investees from which investment income of the Company and its subsidiaries account for more than 5% of the total profit, or investees accounting for the top five of the total profit of the Company and its subsidiaries are listed as follows:

	2009	2008

SEG	310,177,500	162,000,000
Sichuan Hydropower Company	204,903,309	42,581,547
SEC	176,771,486	82,609,649
Huaneng Finance	88,291,123	37,591,208
Yangmei Huaneng Company	(31,945,860)	—

	748,197,558	324,782,404

The reason for the variance is mainly the variances of the investees’ performance.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(39)	Asset impairment losses

	2009	2008 (Restated)

Reversal of provision for doubtful accounts on receivables	(1,945,586)	(39,188,738)
Provision for inventory obsolescence	29,888,825	6,176,845
Impairment provision for long-term equity investments	1,180,000	—
Fixed assets impairment	629,672,883	—
Impairment of goodwill	—	127,913,041

	658,796,122	94,901,148

(40)	Non-operating income

	2009	2008 (Restated)

Gains on fixed assets disposal	43,612,852	20,752,703
Government subsidies (a)	214,622,151	295,096,030
Other	20,692,425	11,866,435

	278,927,428	327,715,168

(a)	Breakdown of government subsidies

	2009	2008 (Restated)

Environmental subsidy	33,736,997	9,475,296
VAT refund on purchase of domestically-manufactured equipment	116,656,772	53,840,560
Refund of previously levied VAT	33,749,418	17,693,643
Heating Supply subsidy	—	9,349,359
Desulfurization subsidy	3,512,100	—
Subsidy for closing down of small power generation units	19,350,000	—
Subsidy on interest	—	49,576,900
Coal security fund	529,000	120,913,000
Employee relocation subsidies	—	32,400,000
Other	7,087,864	1,847,272

	214,622,151	295,096,030

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(41)	Non-operating expenses

	2009	2008 (Restated)

Losses on fixed assets disposal	105,578,459	74,029,920
Donations	4,589,484	27,457,394
Other	52,352,531	29,971,950

	162,520,474	131,459,264

(42)	Income tax expense

	2009	2008 (Restated)

Current income tax	908,324,700	86,356,586
Deferred income tax	(251,633,201)	(272,295,398)

	656,691,499	(185,938,812)

Reconciliation from income tax expense calculated based on applicable income tax rate and profit before taxation in consolidated income statements to income tax expense is as follows:

	2009	2008 (Restated)

Profit /(Loss) before taxation	6,049,835,488	(4,067,498,647)

Income tax expense calculated based on applicable income tax rate	1,130,497,599	(815,908,920)
Impact of the tax rate differential on existing deferred income tax balance	(196,173,191)	(64,124,457)
Non-taxable income	(135,867,314)	(25,392,582)
Non-deductible costs, expenses and losses	139,929,251	135,296,473
Utilization of deductible tax loss not recognized deferred income tax assets in prior years	(381,892,431)	—
Deductible tax loss not recognized deferred income tax assets in the current year	100,197,585	463,278,123
Impact of income tax refund due to purchase of domestically-manufactured equipment	—	120,912,551

Income tax expense	656,691,499	(185,938,812)

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(43)	Earnings / (Loss) per share

Basic earnings / (loss) per share

The basic earnings / (loss) per share is calculated by dividing the consolidated net profit / (loss) attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2009	2008 (Restated)

Consolidated net profit / (loss) attributable to shareholders of the Company	5,080,996,564	(3,562,921,969)
Weighted average number of the Company’s outstanding ordinary shares	12,055,383,440	12,055,383,440

Basic earnings / (loss) per share	0.42	(0.30)

Including:
Continuing operation
basic earnings / (loss) per share	0.42	(0.30)
Discontinuing operation
basic earnings / (loss) per share	—	—

For the year ended 31 December 2009, as there were no potential dilutive ordinary shares, both the basic earnings per share and the diluted earnings per share were the same.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(44)	Other comprehensive income

	2009	2008 (Restated)

Gains /(Losses) arising from available-for-sale
financial assets	1,031,956,065	(2,084,516,910)
Less: Income tax impact	(257,989,016)	521,129,226

Subtotal	773,967,049	(1,563,387,684)

Shares in investees’ other comprehensive income under equity method	11,438,276	28,220,391
Less: Income tax impact	(2,931,650)	(1,032,348)

Subtotal	8,506,626	27,188,043

Hedging instruments of cash flow hedge	859,498,045	(1,059,646,156)
Less: Transfer from other comprehensive income recorded in prior period to the income statements in current period	(120,413,058)	478,425,529
Less: Income tax impact	(134,440,113)	104,619,711

Subtotal	604,644,874	(476,600,916)

Currency translation differences	173,547,077	(536,637,010)
Other	13,801,900	(1,289,806)
Less: Income tax impact of the items recorded in other comprehensive income	(2,323,164)	—

Subtotal	11,478,736	(1,289,806)

Total	1,572,144,362	(2,550,727,373)

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(45)	Notes to the cash flow statement

(a)	Other cash relating to operating activities

	2009	2008 (Restated)

Income from materials & supplies sales	24,104,409	80,125,866
Subsidy income	28,630,431	222,104,779
Interest income	64,685,536	80,384,600
Other	117,213,746	125,002,200

	234,634,122	507,617,445

(b)	Other cash paid relating to operating activities

	2009	2008 (Restated)

Pollutants discharge fees paid	429,830,837	521,090,937
Other	506,978,009	427,077,961

	936,808,846	948,168,898

(c)	Other cash received relating to investing activities

	2009	2008 (Restated)

Finance lease receipts	4,398,097	12,474,810
Receipts of construction fund	—	30,498,600
Other	—	3,424,386

	4,398,097	46,397,796

(d)	Other cash received relating to financing activities

	2009	2008 (Restated)

Environmental Subsidy	432,420,751	234,113,000
Other	—	3,735,786

	432,420,751	237,848,786

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(45)	Notes to the cash flow statement (Cont’d)

(e)	Other cash paid relating to financing activities

	2009	2008 (Restated)

Ancillary fees of borrowings	31,637,460	67,579,007
Other	4,975,247	—

	36,612,707	67,579,007

(46)	Supplementary information on cash flow statement

(a)	Supplementary information on cash flow statement

Reconciliation of net profit / (loss) to cash flows from operating activities

	2009	2008 (Restated)

Net profit /(loss)	5,393,143,989	(3,881,559,835)
Add: Provision for assets impairment	658,796,122	94,901,148
Depreciation of fixed assets	9,101,414,744	8,442,655,757
Amortization of intangible assets	100,317,630	84,290,808
Amortization of long-term deferred expenses	31,394,636	31,260,616
Losses on disposal of fixed
assets and intangible assets	61,965,607	53,277,217
Losses on changes in fair value	33,637,701	54,657,795
Financial expenses	4,439,211,294	3,905,820,685
Investment income	(789,850,650)	(184,833,113)
Amortization of deferred income	(152,860,929)	(64,897,608)
Increase in deferred income tax assets	(121,544,050)	(130,202,780)
Decrease in deferred income tax liabilities	(130,089,151)	(142,092,618)
Decrease/(Increase) in inventories	1,421,448,226	(2,388,455,575)
(Increase)/Decrease in operating
receivable items	(2,960,082,372)	680,244,643
Decrease in operating payable items	(1,097,467,721)	(61,793,931)

Net cash flows generated from operating activities	15,989,435,076	6,493,273,209

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)

(46)	Supplementary information on cash flow statement (Cont’d)

(a)	Supplementary information on cash flow statement (Cont’d)

Change in cash and cash equivalents

	2009	2008 (Restated)

Cash at end of the year	5,226,981,648	6,029,251,473
Less: cash at beginning of the year	(6,029,251,473)	(7,680,016,639)

Net decrease in cash	(802,269,825)	(1,650,765,166)

(b)	Acquisition of subsidiaries

	2009	2008
	RMB in thousands	RMB in thousands

Cost of acquiring subsidiaries	2,354,117	21,757,871
Less: cash and cash equivalents held by subsidiaries	(424,652)	(1,619,108)

Cash paid for acquiring subsidiaries	1,929,465	20,138,763

(c)	Cash and cash equivalents

	31 December 2009	31 December 2008 (Restated)

Cash —
Cash on hand	1,181,511	991,922
Cash in bank	5,450,868,303	6,227,507,989

Subtotal	5,452,049,814	6,228,499,911
Less: restricted cash*	(225,068,166)	(199,248,438)

Cash and cash equivalents at end of the year	5,226,981,648	6,029,251,473

*	Restricted cash is mainly deposit for letter of credit.

6.	SEGMENT REPORTING

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The company has determined the operating segments based on these reports. Currently, the operating segments of the Company include power segment and all other segments (port operations).

Senior management assesses the performance of the operating segments based on a measure of profit/ (loss) before income tax expense in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at the price sold to the third party and have been eliminated as internal transactions when preparing the consolidated financial statements.

6.	SEGMENT REPORTING (Cont’d)

	Power segment	All other segments	Total

For the year ended 31 December 2009
Total revenue	79,564,883,138	379,425,503	79,944,308,641
Inter-segment revenue	—	(201,977,769)	(201,977,769)

Revenue from external customers	79,564,883,138	177,447,734	79,742,330,872

Segment results	6,234,631,564	7,981,796	6,242,613,360

Interest income	63,971,118	714,418	64,685,536
Interest expense	4,235,473,884	39,438,636	4,274,912,520
Depreciation and amortization	9,166,607,009	46,136,366	9,212,743,375
Net loss on disposal of fixed assets	61,965,607	—	61,965,607
Share of profits of associates	664,496,678	—	664,496,678
Income tax expense	654,887,948	1,803,551	656,691,499

For the year ended 31 December 2008
Total revenue	72,198,018,863	—	72,198,018,863
Inter-segment revenue	—	—	—

Revenue from external customers	72,198,018,863	—	72,198,018,863

Segment results	(4,104,739,703)	—	(4,104,739,703)

Interest income	90,810,651	—	90,810,651
Interest expense	4,168,272,693	1,188,390	4,169,461,083
Depreciation and amortization	8,541,111,045	828	8,541,111,873
Net profit on disposal of fixed assets	53,277,217	—	53,277,217
Share of profits of associates	96,180,846	—	96,180,846
Income tax expense	(185,938,812)	—	(185,938,812)

6.	SEGMENT REPORTING (Cont’d)

	Power segment	All other segments	Total

31 December 2009
Segment assets	188,444,809,332	1,517,971,177	189,962,780,509

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,563,072,945	36,967,501	27,600,040,446
Investment in associates	8,715,779,284	—	8,715,779,284
Segment liabilities	(137,099,373,591)	(792,749,677)	(137,892,123,268)

31 December 2008
Segment assets	169,772,662,043	1,462,562,734	171,235,224,777

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	51,347,592,471	1,440,471,061	52,788,063,532
Investment in associates	7,916,751,054	—	7,916,751,054
Segment liabilities	(121,092,938,831)	(743,516,951)	(121,836,455,782)

A reconciliation of segment result to profit / (loss) before income tax (expense) / benefits is provided as follows:

	2009	2008

Segment result	6,242,613,360	(4,104,739,703)
Reconciling item:
Loss related to the headquarters	(281,068,995)	(350,152)
Investment income from Huaneng Finance	88,291,123	37,591,208

Profit / (loss) before income tax	6,049,835,488	(4,067,498,647)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December 2009	As at 31 December 2008

Total segment assets	189,962,780,509	171,235,224,777
Reconciling items:
Long-term equity investment on Huaneng Finance	570,917,025	563,269,368
Deferred income tax assets	547,664,305	426,120,255
Prepaid current income tax	40,815,287	172,758,304
Available-for-sale financial assets	2,293,998,840	1,262,042,775
Other long-term equity investment	261,973,500	261,973,500
Corporate assets	318,977,388	147,075,060

Total assets per consolidated balance sheet	193,997,126,854	174,068,464,039

6.	SEGMENT REPORTING (Cont’d)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December 2009	As at 31 December 2008

Total segment liabilities	(137,892,123,268)	(121,836,455,782)
Reconciling items:
Current income tax liabilities	(292,509,304)	(34,761,943)
Deferred income tax liabilities	(1,386,493,492)	(1,091,023,185)
Corporate liabilities	(5,709,119,267)	(5,772,767,830)

Total liabilities per consolidated balance sheet	(145,280,245,331)	(128,735,008,740)

Other material items:

	Reportable segment totals	Headquarters	Investment income from Huaneng Finance	Totals

2009
Depreciation and amortization	9,212,743,375	20,383,635	—	9,233,127,010
Share of profits of associates	664,496,678	—	88,291,123	752,787,801
Interest expense	4,274,912,520	159,069,744	—	4,433,982,264

2008
Depreciation and amortization	8,541,111,873	17,095,308	—	8,558,207,181
Share of profits of associates	96,180,846	—	37,591,208	133,772,054
Interest expense	4,169,461,083	176,604,451	—	4,346,065,534

Geographical information:

(a)	External revenue generated from:

	2009	2008

— PRC	69,235,341,667	61,784,670,561
— Singapore	10,506,989,205	10,413,348,302

	79,742,330,872	72,198,018,863

6.	SEGMENT REPORTING (Cont’d)

Geographical information: (Cont’d)

(b)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December 2009	As at 31 December 2008

— PRC	147,722,104,978	129,829,082,042
— Singapore	21,056,775,021	20,687,670,657

	168,778,879,999	150,516,752,699

The information on the portion of external revenue of the Company and its subsidiaries which generated from sales to major customers of the Company and its subsidiaries which is equal to or more than 10% of external revenue is as follows:

	2009		2008
	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	10,600,206,456	13.29%	9,565,877,811	13.25%
Shandong Power	10,457,022,071	13.11%	7,895,766,221	10.94%
Zhejiang Electric Power Corporation	8,154,374,016	10.23%	7,487,033,435	10.37%

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1)	Nature of the parent company

(a)	Nature of the parent company

Name of entity	Place of registration	Business nature and scope of operations	Type of enterprise	Legal representative

Huaneng Group	Beijing	Investments in power stations, coal, minerals, railways, transportation, petrochemical, energy-saving facilities, steel, timber and related industries	State-owned enterprise	Cao Peixi

HIPDC	Beijing	Investments, construction and operations of power plants and development, investments and operations of other export-oriented enterprises	Sino-foreign equity joint stock limited liability company	Cao Peixi

The ultimate parent company of the company is Huaneng Group.

(b)	Registered capital of the parent company and respective changes

Name of entity	Currency	31 December 2008	Current year additions	31 December 2009

Huaneng Group	RMB	20,000,000,000	—	20,000,000,000
HIPDC	USD	450,000,000	—	450,000,000

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(1)	Nature of the parent company (Cont’d)

(c)	Shareholding or equity interest held by parties that control /are controlled by the Company and respective changes

	31 December 2008		Current year additions		31 December 2009
Name of entity	Amount	%	Amount	%	Amount	%

Huaneng Group*	1,075,124,549	8.92	—	—	1,075,124,549	8.92
HIPDC	5,066,662,118	42.03	—	—	5,066,662,118	42.03

*	A wholly-owned subsidiary of Huaneng Group registered in Hong Kong holds approximately 0.17% of the Company’s H share.

(2)	Nature of the Subsidiaries

Please refer to Note 4 for the nature and related information of the subsidiaries.

(3)	Nature of the Associates

Please refer to Note 5 (10) for the nature and related information of the associates.

(4)	Nature of other related parties

Name of related parties	Relationship with the Company

Xi’an Thermal and its subsidiaries	A subsidiary of Huaneng Group
HEC and its subsidiaries	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”) *	A subsidiary of Huaneng Group
Huaneng New Energy	A subsidiary of Huaneng Group
Huaneng Group Innovation Center	A subsidiary of Huaneng Group
China Huaneng (Group) Baiyanghe Power Plant (“Baiyanghe Power Plant”)	A branch of Huaneng Group
Rizhao Power Company	An associate of the Company
Huaneng Finance	An associate of the Company
Lime Company	An associate of the Company’s subsidiary

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(5)	Related party transactions

(a)	Related party transactions

Related party	The type of related party transactions	The nature of related party transactions	2009	2008
			Amount	Amount

HIPDC	Management service	Management service fee income for management services rendered to certain power plants	—	14,084,200
HIPDC	Service on transmission and transformer facilities	Service fees expenses on transmission and transformer facilities	140,771,050	—
HIPDC	Rental service on land use rights	Rental charge on land use rights of Huaneng Nanjing Power Plant	1,334,186	1,334,186
HIPDC	Rental fees	Rental charge on office building	26,600,000	26,000,000
HIPDC	Construction fee	Prepaid Construction Fee	—	11,928,600
Huaneng Group	Management service	Management service fee income for management services rendered to certain power plants	—	39,161,900
Huaneng Group	Entrusted loans	Interest expense on long-term loans	52,968,951	139,249,303
Subsidiaries of Huaneng Group	Coal sales	Agency fee income from coal purchase	28,679,766	—
Other related party of Huaneng Group	Coal purchase	Purchase of coal	396,642,288	—
Huaneng Finance	Long-term loans	Interest expense on long-term loans	10,575,900	21,042,698
Huaneng Finance	Long-term loans	Drawdown of long-term loans	100,000,000	130,000,000
Huaneng Finance	Short-term loans	Interest expense on short-term loans	40,880,151	115,180,494
Huaneng Finance	Short-term loans	Drawdown of short-term loans	100,000,000	1,590,000,000

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(5)	Related party transactions (Cont’d)

(a)	Related party transactions (Cont’d)

Related party	The type of related party transactions	The nature of related party transactions	2009	2008
			Amount	Amount

HEC and its subsidiaries	Coal sales	Sale of coal	—	13,915,753
HEC and its subsidiaries	Coal purchase	Purchase of coal and transportation service	1,099,753,865	4,198,340,498
HEC and its subsidiaries	Equipment purchase	Purchase of equipments and products	811,838,432	458,014,544
Xi’an Thermal and its subsidiaries	Technical services	Information and technology supporting services	159,727,702	219,049,526
Xi’an Thermal and its subsidiaries	Equipment purchase	Purchase of equipments and products	64,735,653	97,500
Rizhao Power Company	Coal sales	Agency fee income from coal purchase	8,083,718	—
Rizhao Power Company	Coal purchase	Purchase of coal	1,517,256,878	8,295,803
Huaneng New Energy	Long-term loans	Interest expense on long-term loans	19,644,896	14,288,771
Huaneng New Energy	Long-term loans	Drawdown of long-term loans	—	343,000,000
Huaneng New Energy	Short-term loans	Interest expense on short-term loans	—	1,217,835
Hulunbeier Energy	Coal purchase	Purchase of coal	1,195,212,008	167,153,495
Lime Company	Lime purchase	Purchase of Lime	92,391,794	73,187,662
Huaneng Group Innovation Center	Technical services	Information and technology supporting services	42,400,000	—
Baiyanghe Power Plant	Substituted power generation	Substituted power generation cost	—	15,161,619

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(5)	Related party transactions (Cont’d)

(a)	Related party transactions (Cont’d)

The related party transactions of the company and its subsidiaries adopt the negotiated contract price based on the market prices.

For the year ended 31 December 2009, certain power plants and subsidiaries of the Company which located in Shandong Province were managed by the Shandong Huaneng Company which is owned by Huaneng Group and under this arrangement, the Company does not pay management fees. The Company also provides management services to certain power plants owned by Huaneng Group and HIPDC. For the year ended 31 December 2009, no management service fees were earned for such management services.

Please refer to Note 5(27) for details of long-term loans on-lent from Huaneng Group through Huaneng Finance to the Company and its subsidiaries.

Please refer to Note 5(27) for details of the long-term bank loans of the Company and its subsidiaries guaranteed by HIPDC and Huaneng Group.

Please refer to Note 5(18) and 5(27) for details of short-term loans and long-term loans from Huaneng Finance and Huaneng New Energy to the Company and its subsidiaries.

Please refer to Note 4(3) for details of the Company’s acquisition of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company from Huaneng New Energy, HIPDC and Huaneng Group.

(b)	Senior management’ emolument

	2009	2008

Senior management’ emolument	8,206,335	8,659,955

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(6)	Cash deposits in a related party

	31 December 2009	31 December 2008

Current deposits in Huaneng Finance	2,742,184,017	3,903,786,216

As at 31 December 2009, the annual interest rates for these current deposits placed with Huaneng Finance ranged from 0.36% to 1.35% (31 December 2008: from 0.36% to 1.44%).

(7)	Receivables from and payables to related parties

	31 December 2009		31 December 2008
	Amount	Percentage attributable to related balance	Amount	Percentage attributable to related balance

Prepayments
Prepayments to Huaneng Group	—	—	160,000,000	23.98%
Prepayments to Xi’an Thermal and its subsidiaries	173,103	0.02%	400,000	0.06%
Prepayments to HEC and its subsidiaries	22,164,993	2.16%	12,841,904	1.92%
Prepayments to Rizhao Power Company	37,711,719	3.68%	—	—
Other receivables
Receivables from HEC	—	—	15,724,800	3.21%
Receivables from HIPDC	119,589,978	10.11%	22,961,298	4.69%
Receivables from Huaneng Group	—	—	1,238,147	0.25%
Construction materials
Prepayments to HEC and its subsidiaries	507,490,726	5.79%	381,601,863	3.32%
Prepayments to Xi’an Thermal and its subsidiaries	7,868,415	0.09%	9,273,314	0.08%

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (Cont’d)

(7)	Receivables from and payables to related parties (Cont’d)

	31 December 2009		31 December 2008
	Amount	Percentage attributable to related balance	Amount	Percentage attributable to related balance

Construction in progress
Prepayments to Xi’an Thermal and its subsidiaries	17,139,956	0.07%	2,796,480	0.02%
Accounts payable
Payables to Lime Company	(3,296,123)	0.08%	(7,375,291)	0.23%
Payables to Xi’an Thermal and its subsidiaries	(5,063,900)	0.12%	(3,684,075)	0.11%
Payables to HEC and its subsidiaries	(243,835,929)	5.65%	(34,281,430)	1.05%
Payables to other subsidiaries of Huaneng Group	—	—	(49,631,744)	1.53%
Interest payables
Interest payables on loans from Huaneng Finance	(3,748,525)	0.76%	(4,687,758)	1.08%
Interest payables on loans from Huaneng Group	(2,451,146)	0.50%	(2,315,333)	0.53%
Interest payables on loans from Huaneng New Energy	(560,291)	0.11%	(700,198)	0.16%
Other payables
Payables to HIPDC	(50,799,571)	0.61%	(113,536,422)	1.68%
Payables to Huaneng Group	(277,798,547)	3.32%	(8,350,927)	0.12%
Payables to Rizhao Power Company	—	—	(9,374,258)	0.14%
Payables to other subsidiaries of Huaneng Group	(277,011,171)	3.31%	(842,088)	0.01%
Payables to Xi’an Thermal and its subsidiaries	(60,575,323)	0.72%	(39,704,017)	0.59%
Payables to HEC and its subsidiaries	(47,469,559)	0.57%	(4,763,479)	0.07%
Payables to Huaneng Group Innovation Center	(41,800,000)	0.50%	—	—
Payables to Huaneng New Energy	—	—	(2,097,749)	0.03%

The receivables and payables with related parties above were unsecured, not guaranteed and non-interest bearing.

In addition, please refer to Notes 5(18) and (27) for loans borrowed from related parties.

8.	CONTINGENT LIABILITY

	31 December 2009
Item	The Company and its subsidiaries	The Company

Guarantees on the long-term bank loans of SinoSing Power	—	14,941,759,858

Guarantees on the long-term bank loans above had no significant financial impact on the operations of the Company.

9.	COMMITMENTS

(1)	Capital commitments

Expenditure on construction projects which mainly relate to the construction of new power projects and renovation projects and purchase of coal which were contracted but not recognized in Balance Sheet as at 31 Decemnber 2009 amounted to approximately RMB26.680 billion (31 December 2008: RMB24.224 billion).

As at 31 December 2009, the Company entered into an Equity Interest Transfer Agreement with Shandong Power and Shandong Luneng Development Group Company Limited (“Luneng Development”), pursuant to which the Company agreed to acquire from Shandong Power and Luneng Development the Target Equity Interests for an aggregate consideration of RMB8.625 billion. Target Equity Interests, which includes 100% equity interest of Yunnan Diandong Energy Limited Company, 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company, 100% equity interest of Shandong Zhanhua Co-generation Limited Company, 100% equity interest of Jilin Luneng Biological Power Generation Limited Company, 60.25% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company, 100% equity interest of Qingdao Luneng Jiaonan Port Limited Company, 53% equity interest of Shandong Luneng Sea Transportation Limited Company, all of which are owned by Shandong Power; and 39.75% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company owned by Luneng Development.

The acquisitions above have been approved by the Board of Directors on 30 December 2009, and are now subject to the approval of the State-owned Assets Supervision and Administration Commission of the State Council.

9.	COMMITMENTS (Cont’d)

(2)	Operating lease commitments

The Company entered into various operating lease arrangements for land and buildings. Total non-cancellable future minimum lease payments for these operating leases are as follows:

	31 December 2009	31 December 2008

Land and buildings
Within 1 year	44,098,890	31,707,485
1-2 years	3,253,383	3,253,383
2-3 years	3,253,383	3,253,383
Over 3 years	107,884,990	111,138,373

	158,490,646	149,352,624

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount.

(3)	Fuel purchase commitments

Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited (“PTR”) on 29 December 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to 31 December 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB694 million based on current market price as at 31 December 2009. The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission.

As at 31 December 2009, SinoSing Power has the following purchase commitments with subsidiaries of Temasek Holdings (Private) Limited in Singapore:

(i)
Purchase of 17.6 billion British Thermal Unit (“BBtu”) of natural gas per day from Gas Supply Pte Ltd. during the plateau period up to 31 December 2014 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 31 December 2009, the unit contract price was RMB88,584 per BBtu.

(ii)
Purchase of 157.5 BBtu of natural gas per day from SembCorp Gas Pte Ltd. during the plateau period up to 31 December 2013 with possible decrease in gas purchase volume thereafter. The agreement will be terminated on or before 2023 subject to the termination provisions within the agreement. As at 31 December 2009, the unit contract price was RMB86,109 per BBtu.

9.	COMMITMENTS (Cont’d)

(4)	The fulfillment of prior period commitments

The capital and operating lease commitments at 31 December 2008 were fulfilled by the Company and its subsidiaries as announced.

10.	EVENT AFTER THE BALANCE SHEET DATE

Profit appropriation after the balance sheet date

Amount

Dividends planned to appropriate (a)	2,531,630,522

(a)	Proposed dividends of RMB2,531,630,522 to all shareholders, according to the Board of Directors Resolution on 23 March 2010, are not recognized as a liability in this financial report (Note 5(33)).

11.	BUSINESS COMBINATION

Please refer to Notes 4(3).

12.	ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

	31 December 2008	Loss from changes in fair value	Accumulated changes in fair value recognized in equity	Provision for impairment	31 December 2009

Financial assets -
Financial assets at fair value through profit or loss	15,479,384	(34,430,274)	——	—	186,748,976
Available-for-sale financial assets	1,262,042,775	——	1,031,956,065	—	2,293,998,840

Subtotal	1,277,522,159	(34,430,274)	1,031,956,065	—	2,480,747,816

Financial liabilities -
Financial liabilities at fair value through profit or loss	559,683,664	(642,160)	——	—	14,252,777

13.	FINANCIAL ASSETS AND LIABILITIES OF FOREIGN CURRENCY

	31 December 2008	Loss from changes in fair value	Accumulated changes in fair value recognized in equity	Provision for impairment	31 December 2009

Financial assets -
Financial assets at fair value through profit or loss	15,479,384	(34,430,274)	——	—	186,748,976
loans and receivables	2,366,215,432	——	——	—	3,045,522,687

Subtotal	2,381,694,816	(34,430,274)	——	—	3,232,271,663

Financial liabilities -
Financial liabilities at fair value through profit or loss	559,683,664	(642,160)	——	—	14,252,777
loans and payables	24,982,394,468	——	——	—	24,169,568,455

	25,542,078,132	(642,160)	——	—	24,183,821,232

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS

(1)	Accounts receivable

	31 December 2009	31 December 2008

Accounts receivable	5,231,868,409	3,873,554,492
Less: provision for doubtful accounts	—	—

	5,231,868,409	3,873,554,492

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(1)	Accounts receivable (Cont’d)

(a)	The ageing analysis of accounts receivable is as follows:

	31 December 2009	31 December 2008

Within 1 year	5,227,867,459	3,873,554,492
1-2 years	4,000,950	—

	5,231,868,409	3,873,554,492

(b)
As at 31 December 2009, the individually significant (over 10% of accounts receivable balance) accounts receivable of the Company totalled RMB3,613,755,275 (31 December 2008: RMB2,230,747,332), representing 69.07% (31 December 2008: 57.59%) of total accounts receivable. There was no bad debt provision made on these accounts receivable based on the assessment as at 31 December 2009 (31 December 2008: Nil).

(c)	There was no accounts receivable written off during 2009.

(d)	As at 31 December 2009, there were no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2008: Nil).

(e)	As at 31 December 2009, the five largest accounts receivable of the Company is analyzed as follows:

	Relationship	Amount	Ageing	Percentage

Shandong Power	Unrelated party	983,266,273	Within 1 year	18.79%
Zhejiang Electric Power Corporation	Unrelated party	961,463,544	Within 1 year	18.38%
Guangdong Grid Company	Unrelated party	904,428,654	Within 1 year	17.29%
Liaoning Electric Power Corporation	Unrelated party	764,596,804	Within 1 year	14.61%
Jiangsu Electric Power Company	Unrelated party	485,256,754	Within 1 year	9.28%

		4,099,012,029		78.35%

(f)	As at 31 December 2009, there was no accounts receivable from related party in the Company (31 December 2008: Nil).

(g)
As at 31Dcember 2009, accounts receivable (within one year and no provision) of the Company approximately RMB1,031,926,931 (2008: RMB504,697,201) was secured to a bank as collateral against a short-term loan of RMB698,361,762 (2008: RMB500,000,000)

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(2)	Other receivables

	31 December 2009	31 December 2008

Receivable from Administration Center of Housing Fund for sales of staff quarters	14,984,890	17,260,314
Staff advances	6,617,989	5,741,402
Services fees from subsidiaries and prepayments to projects	85,689,508	31,942,722
Receivables relating to investments	450,000,000	93,000,000
Receivables from subsidiaries for repairs and maintenance services rendered	2,890,641	5,467,800
Receivables from subsidiaries for fuel and materials	217,212,195	99,029,542
Receivables from subsidiaries for interests and prepayments for subsidiaries	23,830,857	17,865,643
Others	304,180,133	143,067,683

Subtotal	1,105,406,213	413,375,106
Less: Provision for doubtful accounts	(17,851,036)	(17,907,332)

	1,087,555,177	395,467,774

(a)	The ageing analysis of other receivable is as follows:

	31 December 2009	31 December 2008

Within 1 year	954,997,252	359,151,171
1-2 years	98,252,143	1,087,099
2-3 years	518,098	12,112,569
3-4 years	11,661,930	4,222,112
4-5 years	4,178,904	132,570
Over 5 years	35,797,886	36,669,585

	1,105,406,213	413,375,106

(b)
As at 31 December 2009, the individually significant (over 10% of other receivables balance) other receivables of the Company amounted to RMB 574,212,195 (31 December 2008: RMB162,029,542), representing 51.95% (31 December 2008: 39.20%) of the total other receivables. There was no bad debt provision made on these other receivables based on the assessment as at 31 December 2009 (31 December 2008: Nil).

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(2)	Other receivables (Cont’d)

(c)	As at 31 December 2009, the provision for doubtful accounts of individually significant or other receivables which is not significant but needs to do impairment test individually as follows:

	Amount	Provision for doubtful accounts	Percentage

Dalian Development Zone, Trust and Investment Corporation	4,700,000	4,700,000	100%
Hebei Convention and Exhibition Center	5,000,000	5,000,000	100%
Heshun Company	1,000,000	1,000,000	100%
Xiangtan branch of China Construction Bank	1,157,313	1,074,612	92.85%
Huaxing Company	2,576,874	2,576,874	100%
Others	14,312,600	3,499,550	24.45%

	28,746,787	17,851,036

*	The receivables mentioned above were all ageing over 5 years. The Company and its subsidiaries have provided for this receivable based on the operating and financial situation of local customers.

(d)	There was no other receivable written off during 2009.

(e)	As at 31 December 2009, there was no other receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2008: Nil).

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(2)	Other receivables (Cont’d)

(f)	As at 31 December 2009, the five largest other receivables of the Company are as follows:

	Relationship	Amount	Ageing	Percentage

Ma Hongru *	Non-related Party	357,000,000	With in one year	32.30%
Xindian II Power Company	The subsidiaries of the Company	217,212,195	With in one year	19.65%
HIPDC	Parent Company	96,883,000	With in one year	8.76%
Taicang II Power Company	The subsidiaries of the Company	63,000,000	1-2 years	5.70%
Shandong Jining Power Plant Multi-operation Company	Non-related Party	27,337,612	With in one year	2.47%

		761,432,807		68.88%

*	It was the prepayments to Ma Hongru (a third-party natural person) for the acquisition of his 85% equity in Zuoquan Longquan Metallurgy Casting Co., Ltd.

(g)	There was no other receivables from related party except for receivable from HIPDC and the subsidiaries of the Company (31 December 2008: Nil).

(3)	Long-term equity investments

	31 December 2009	31 December 2008

Subsidiaries(a)	20,676,720,025	17,186,982,299
Associates	9,258,982,708	8,452,277,943
Other long-term equity investments	269,890,133	269,890,133
Less: Impairment provision for long-term equity investments	(214,940,210)	(213,760,210)

	29,990,652,656	25,695,390,165

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(3)	Long-term equity investments (Cont’d)

(a)	Long-term equity investments in subsidiaries

	Accounting Method	The initial investment cost	31 December 2008	Addition of current year	31 December 2009	Percentage of equity interest	Percentage of voting rights	Provision	Provision of current year	Dividends declared

Weihai Power Company	Cost Method	574,038,793	534,038,793	40,000,000	574,038,793	60%	60%	—	—	—
Taicang Power Company	Cost Method	469,706,560	469,706,560	—	469,706,560	75%	75%	—	—	—
Huaiyin Power Company	Cost Method	760,884,637	760,884,637	—	760,884,637	100%	100%	(208,851,967)	—	—
Huaiyin II Power Company	Cost Method	592,403,600	572,573,600	19,830,000	592,403,600	63.64%	63.64%	—	—	—
Yushe Power Company	Cost Method	374,449,895	374,449,895	—	374,449,895	60%	60%	—	—	—
Qinbei Power Company	Cost Method	977,325,722	977,325,722	—	977,325,722	60%	60%	—	—	—
Xindian II Power Company	Cost Method	442,320,000	442,320,000	—	442,320,000	95%	95%	—	—	—
Taicang II Power Company	Cost Method	603,110,000	603,110,000	—	603,110,000	75%	75%	—	—	—
Yueyang Power Company	Cost Method	622,984,838	472,984,838	150,000,000	622,984,838	55%	55%	—	—	—
Luohuang Power Company	Cost Method	1,249,218,249	1,249,218,249	—	1,249,218,249	60%	60%	—	—	—
Shanghai Combined Cycle Power Company	Cost Method	489,790,000	489,790,000	—	489,790,000	70%	70%	—	—	(78,400,000)
Pingliang Power Company	Cost Method	917,717,154	742,717,154	175,000,000	917,717,154	65%	65%	—	—	—
Jinling Power Company	Cost Method	1,172,760,502	812,760,502	360,000,000	1,172,760,502	60%	60%	—	—	(48,569,700)
Fuel Company	Cost Method	200,000,000	200,000,000	—	200,000,000	100%	100%	—	—	—
SinoSing Power	Cost Method	7,069,292,849	7,069,292,849	—	7,069,292,849	100%	100%	—	—	—
Shidongkou Power Company	Cost Method	495,000,000	495,000,000	—	495,000,000	50%	50%	—	—	—
Daditaihong	Cost Method	122,692,000	14,692,000	108,000,000	122,692,000	99%	99%	—	—	—
Nantong Power Company	Cost Method	546,000,000	546,000,000	—	546,000,000	70%	70%	—	—	—
Yingkou Port	Cost Method	360,117,500	360,117,500	—	360,117,500	50%	50%	—	—	—
Xiangqi Hydropower	Cost Method	100,000,000	—	100,000,000	100,000,000	100%	100%	—	—	—
Qidong Wind Power	Cost Method	128,044,837	—	128,044,837	128,044,837	65%	65%	—	—	—
Beijing Co-generation	Cost Method	776,926,953	—	776,926,953	776,926,953	41%	66%	—	—	—
Yangliuqing Power Company	Cost Method	796,935,936	—	796,935,936	796,935,936	55%	55%	—	—	—
Yingkou Cogeneration	Cost Method	830,000,000	—	830,000,000	830,000,000	100%	100%	—	—	—
Zhuozhou Liyuan	Cost Method	5,000,000	—	5,000,000	5,000,000	100%	100%	—	—	—

			17,186,982,299	3,489,737,726	20,676,720,025			(208,851,967)	—	(126,969,700)

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(4)	Operating revenue and operating cost

	2009		2008
	Revenue	Cost	Revenue	Cost

Principal operations	42,875,790,794	35,556,409,855	36,698,588,792	36,705,323,747
Other operations	691,141,274	342,533,472	1,127,557,166	1,081,380,098

Total	43,566,932,068	35,898,943,327	37,826,145,958	37,786,703,845

The principal operations of the Company are mainly sales of power and heat.

Details of the principal operating revenue and cost categorized by products are as follows:

	2009		2008
	Principal operating revenue	Principal operating cost	Principal operating revenue	Principal operating cost

Power	42,793,964,109	35,458,448,651	36,673,411,058	36,676,236,528
Heat	81,826,685	97,961,204	25,177,734	29,087,219

Total	42,875,790,794	35,556,409,855	36,698,588,792	36,705,323,747

The principal operating revenue of the Company was all sales of power and was occurred in China.

Other operating revenue and cost are as follows:

	2009		2008
	Other operating revenue	Other operating cost	Other operating revenue	Other operating cost

Sales of fuel and steam	274,583,377	291,778,628	973,609,273	982,437,642
Others	416,557,897	50,754,844	153,947,893	98,942,456

Total	691,141,274	342,533,472	1,127,557,166	1,081,380,098

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(4)	Operating revenue and operating cost (Cont’d)

For the years ended 31 December 2009 and 31 December 2008, the principal operating revenue from the five largest customers of the Company amounted to RMB31,568,687,701 and RMB27,320,880,751, representing 72.46% and 72.23% of the total principal operating revenue, respectively. Details of operating revenue are as follows:

	Operating revenue	Percentage in total operating revenue

Zhejiang Electric Power Corporation	8,154,374,016	18.72%
Shandong Power	8,004,154,149	18.37%
Liaoning Electric Power Corporation	6,658,781,093	15.28%
Shanghai Electric Power Corporation	4,593,492,075	10.54%
Guangdong Grid Company	4,157,886,368	9.55%

	31,568,687,701	72.46%

(5)	Investment income

	2009	2008

Gains from available-for-sale financial assets	37,062,848	50,965,923
Shares of net profit of investees accounted for under equity method	751,164,180	131,920,229
Dividends declared by investees accounted for under cost method	126,969,700	651,041,343

	915,196,728	833,927,495

(a)	Investment income from long-term equity investment under equity method

Investees from which investment income of the Company account for more than 5% of the total profit, or investees accounting for the top five of the total profit of the Company and its subsidiaries are listed as follows:

	2009	2008

SEG	310,177,500	162,000,000
Sichuan Hydropower Company	204,903,309	42,581,547
SEC	176,771,486	82,609,649
Huaneng Finance	88,291,123	37,591,208
Yangmei Huaneng Company	(31,945,860)	—

	748,197,558	324,782,404

The reason for the variance is the changes of performance of the investees.

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(6)	Other comprehensive income

	2009	2008

Gains /(Losses) arising from Available-for-sale
financial assets	1,031,956,065	(2,084,516,910)
Less: Income tax impact	(257,989,016)	521,129,226

Subtotal	773,967,049	(1,563,387,684)

Shares in investees’ other comprehensive income under equity method	11,438,276	3,876,391
Less: Income tax impact	(2,931,650)	(1,032,348)

Subtotal	8,506,626	2,844,043

Hedging instruments of cash flow hedge	23,732,328	—
Add: Transfer from other comprehensive income recorded to the income statements in current period	15,853,554	—
Less: Income tax impact	(9,896,468)	—

Subtotal	29,689,414	—

Other	13,501,900	8,760,000
Less: Income tax impact	(2,323,164)	—

Subtotal	11,178,736	8,760,000

Total	823,341,825	(1,551,783,641)

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(7)	Supplementary information on cash flow statement

(a)	Reconciliation of net profit / (loss) to cash flows from operating activities

	2009	2008

Net profit /(loss)	3,819,142,036	(1,974,639,154)
Add: Provision for assets impairment	581,837,575	207,765,617
Depreciation of fixed assets	4,951,169,384	4,552,111,526
Amortization of intangible assets	44,117,041	35,453,456
Amortization of long-term deferred expenses	476,447	517,146
Losses on disposal of fixed assets and intangible assets	50,385,306	47,524,387
Financial expenses	2,614,331,995	1,584,582,787
Investment income	(1,214,642,465)	(833,927,495)
Amortization of deferred income	(146,176,156)	(63,793,441)
(Increase)/Decrease in deferred income tax assets	(257,854,838)	200,252,359
Decrease in deferred income tax liabilities	(277,405,230)	(228,476,798)
Decrease/(Increase) in inventories	1,114,308,524	(1,354,583,876)
Increase in operating receivable items	(1,150,017,241)	(171,771,093)
(Decrease)/Increase in operating payable items	(245,691,737)	205,994,447

Net cash flows generated from operating activities	9,883,980,641	2,207,009,868

14.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (Cont’d)

(7)	Supplementary information on cash flow statement (Cont’d)

(b)	Change in cash and cash equivalents

	2009	2008

Cash at end of the year	1,276,282,336	1,525,591,653
Less: cash at beginning of the year	(1,525,591,653)	(5,500,377,727)

Net decrease in cash	(249,309,317)	(3,974,786,074)

(c)	Cash and cash equivalents

	31 December 2009	31 December 2008

Cash —
Cash on hand	662,958	593,242
Cash in bank	1,460,906,535	1,695,393,203

Subtotal	1,461,569,493	1,695,986,445
Less: restricted cash*	(185,287,157)	(170,394,792)

Cash and cash equivalents at end of the year	1,276,282,336	1,525,591,653

* Restricted cash is mainly deposit for letter of credit.

Supplemental To The Financial Statements
For The Year Ended 31 December 2009
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	DETAILS FOR NON-RECURRING ITEMS

	2009	2008
		(Restated)

Net loss from disposal of non-current assets	(61,965,607)	(53,277,217)
Government grants recorded in the profit and loss	214,622,151	295,096,030
The provision for assets impairment due to force majeure factors	—	(92,545,394)
Net (loss) / profit of subsidiaries acquired from business combination under common control	(11,928,403)	331,658,788
The gain on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	(14,025,435)	(54,657,795)
Reversal of provision for doubtful accounts receivable individually tested for impairments	3,517,570	65,485,082
Non-operating income and expenses (excluding items above)	(36,249,590)	(45,562,909)
Other items recorded in the profit and loss in accordance with the definition of non-recurring items (Note)	(629,672,883)	—

	(535,702,197)	446,196,585

Impact of tax	118,127,963	5,366,344
Impact of minority interests (after Tax)	(49,469,303)	(275,080,293)

	(467,043,537)	176,482,636

Note:
For year 2009, other items recorded in the profit and loss in accordance with the definition of non-recurring items represent the fixed assets impairment provision made by Xindian Power Plant and Weihai Power Company due to shut down of the generators.

Basis of preparing breakdown of non-recurring items

In accordance with “Interpretation on Information Disclosures of Listed Companies No.1 - Non-recurring Items [2008]” promulgated by China Securities Regulatory Commission, non-recurring items refer to those transactions or events which do not directly relate to business operations or those which relate to business operations but will distort the appropriate judgment made by the user of financial statements on the operating performance and profitability of the Company due to their special and non-recurring nature.

2.	FINANCIAL STATEMENTS RECONCILIATION

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit / (loss) and net assets of the Company, are summarized as follows:

	Net Profit / (loss)		Net Assets
	2009	2008	31 December 2009	31 December 2008
		(Restated)		(Restated)

Under PRC GAAP	5,080,996,564	(3,562,921,969)	41,015,519,318	38,027,728,339

Impact of IFRS adjustments:
Effect of reversal of the recorded amounts received in advance of previous years (a)	4,571,482	9,976,989	(829,896,600)	(834,468,082)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(32,743,605)	(36,750,872)	(113,117,848)	(84,558,766)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(30,139,156)	(29,745,249)	404,548,603	434,687,759
Differences in accounting treatment on business combinations under common control (d)	13,573,403	(331,658,788)	3,582,881,564	(870,531,568)
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(286,276,098)	(339,800,419)	(937,196,462)	(1,375,342,134)
Applicable deferred income tax impact of the GAAP differences above (e)	41,308,143	38,187,331	(18,748,406)	116,593,150
Others	6,750,354	19,518,516	(157,232,250)	(159,883,038)
Profit attributable to minority interests on the adjustments above	131,502,451	295,506,892	(822,574,833)	1,575,093,998

Under IFRS	4,929,543,538	(3,937,687,569)	42,124,183,086	36,829,319,658

2.	FINANCIAL STATEMENTS RECONCILIATION (Cont’d)

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

2.	FINANCIAL STATEMENTS RECONCILIATION (Cont’d)

(d)	Differences in accounting treatment on business combinations under common control (Cont’d)

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The transaction costs directly attributable to the business combinations incurred by the acquirer are recorded in the income statement as incurred. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred were recorded in the income statement as incurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. Direct transaction costs incurred by the acquirer were included in the acquisition cost. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

3.	RETURN ON NET ASSETS AND EARNINGS PER SHARE

	Weighted average return on net assets (%)		Earnings per share (RMB/Share)
			Basic earnings / (loss) per share		Diluted earnings / (loss) per share
	2009	2008	2009	2008	2009	2008
		(Restated)		(Restated)		(Restated)

Net profit / (loss) attributable to shareholders of the Company	12.67	(8.30)	0.42	(0.30)	0.42	(0.30)
Net profit / (loss) attributable to shareholders of the Company (excluding non-recurring items)	13.84	(8.71)	0.46	(0.31)	0.46	(0.31)

4.	EXPLANATION OF THE VARIANCES AND REASONS OF PRINCIPLE FINANCIAL STATEMENT ACCOUNTS

Comparing the accounts of consolidated balance sheet of 31 December 2009 and 31 December 2008 and of the consolidated income statement for the year ended 31 December 2009 and 2008, the items with significant variances are as below:

	31 December	31 December	Variance

	2009	2008	Amount	%
		(Restated)

Derivative financial assets
— Current portion	141,885,707	15,479,384	126,406,323	817
Derivative financial assets
— Non current portion	44,863,269	—	44,863,269	100
Derivative financial assets
— Total(1)	186,748,976	15,479,384	171,269,592	1106

Available-for-sale financial assets (2)	2,293,998,840	1,262,042,775	1,031,956,065	82
Construction-in-progress (3)	23,636,990,139	14,717,115,863	8,919,874,276	61
Derivative financial liabilities
— Current portion	13,403,141	542,441,864	(529,038,723)	(98)
Derivative financial liabilities
— Non current portion	849,636	17,241,800	(16,392,164)	(95)
Derivative financial liabilities
— Total (4)	14,252,777	559,683,664	(545,430,887)	(97)
Taxes payable (5)	(1,544,137,768)	475,140,854	(2,019,278,622)	(425)
Other current liabilities (6)	10,442,145,076	5,341,013,884	5,101,131,192	96
Bonds payable (7)	13,800,114,589	9,834,688,447	3,965,426,142	40
Other non-current liabilities (8)	2,245,400,134	1,402,688,253	842,711,881	60

4.	EXPLANATION OF THE VARIANCES AND REASONS OF PRINCIPLE FINANCIAL STATEMENT ACCOUNTS (Cont’d)

	For the year ended 31 December		Variance

	2009	2008	Amount	%
		(Restated)

Asset impairment losses (9)	658,796,122	94,901,148	563,894,974	594
Investment income (10)	809,462,915	184,833,113	624,629,802	338
Income tax expense (11)	656,691,499	(185,938,812)	842,630,311	(453)

(1)
The derivative financial assets of the Company and its subsidiaries presented significant increase in this year, mainly due to the rise of the fair value of fuel hedging instruments resulted from the increase of fuel price.

(2)
The available-for-sale financial assets of the Company and its subsidiaries presented significant increase in this year, mainly due to variance of the market price of the Shares of Yangtze Power held by the Company.

(3)
The construction-in-progress of the Company and its subsidiaries presented significant increase in this year, mainly due to the progress of construction and renovation projects therefore capital expenditure increased.

(4)
The derivative financial liabilities of the Company and its subsidiaries presented significant decrease in this year, mainly due to the rise of the fair value of fuel hedging instruments resulted from the increase of fuel price.

(5)
The taxes payable of the Company and its subsidiaries presented significant decrease in this year, mainly due to the input VAT of fixed assets purchasing became deductible since this year  according to the “The Provisional Regulations of the People’s Republic of China on Value-Added Tax”.

(6)	The other current liabilities of the Company and its subsidiaries presented significant increase in this year, mainly due to the Company issued short-term bonds of RMB5 billion in 2009.

(7)
The bonds payable of the Company and its subsidiaries presented significant increase in this year, mainly due to the Company issued medium-term notes of RMB4 billion, with a maturity of 5 years in May 2009.

(8)
The other non-current liabilities of the Company and its subsidiaries presented significant increase in this year, mainly due to the Company received more VAT refund on purchase of domestically-manufactured equipment in 2009.

(9)
The asset impairment losses of the Company and its subsidiaries presented significant increase in this year, mainly due to the Company and its subsidiaries recognized fixed asset impairment provisions for the power generation units already shut down.

(10)	The investment income of the Company and its subsidiaries presented significant increase in this year, mainly due to the improved performance of the associates of the Company and its subsidiaries.

(11)	The income tax expense of the Company and its subsidiaries presented significant increase in this year, mainly due to the profits earned by the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan

Title: Company Secretary

Date:    April 12, 2010